PPL Corporation

2007 Annual Report



PROCESSED
APR 1 8 2008
THOMSON
FINANCIAL



About PPL Corporation

PPL Corporation, headquartered in Allentown, Pa., controls more than 11,000 megawatts of generating capacity in the United States, sells energy in key U.S. markets and delivers electricity to about 4 million customers in Pennsylvania and the United Kingdom. More information is available at www.pplweb.com.

Exceptional

People

+

High-Performing

Assets

+

Keen Understanding of

Energy Markets

=

Growth

At PPL, we know there is no magic formula for growth. We understand that growing value for shareowners is part of the job every hour, 24 hours a day, 365 days a year. Our success is built on the combination of three known and reliable ingredients: people, assets and an understanding of energy markets. By focusing on developing and expanding these basic elements of our business, we are enabling our current success and continuing to grow value for shareowners. The proof is in the numbers: PPL's total return (stock price appreciation plus reinvested dividends) over the past five years is 254 percent, more than triple the growth in the S&P 500® Index.

Financial Highlights

For the years ended December 31	2007	2006
Financial		
Operating revenues (millions) [a]	$ 6,498	$ 6,131
Net income (millions) [b]	1,288	865
Earnings from ongoing operations (millions) [b]	1,000	869
Basic earnings per share	3.39	2.27
Diluted earnings per share	3.35	2.24
Basic earnings per share – ongoing operations [b][c]	2.63	2.28
Diluted earnings per share – ongoing operations [b][c]	2.60	2.25
Dividends declared per share	1.22	1.10
Total assets (millions) [d]	19,972	19,747
Book value per share [d]	14.88	13.30
Market price per share [d]	52.09	35.84
Dividend yield [d]	2.34%	3.07%
Dividend payout ratio [e]	36%	49%
Dividend payout ratio – ongoing operations [c][e]	47%	49%
Market/book value ratio [d]	350%	269%
Price/earnings ratio [d][e]	15.55	16.00
Price/earnings ratio – ongoing operations [c][d][e]	20.03	15.93
Ratio of earnings to fixed charges	3.0	2.9
Return on average common equity	24.47%	17.81%
Return on average common equity – ongoing operations [c]	19.21%	17.69%
Operating		
Domestic – Electric energy supplied – retail (millions of kwh)	40,074	38,810
Domestic – Electric energy supplied – wholesale (millions of kwh)	35,675	32,602
Domestic – Electric energy delivered (millions of kwh)	37,950	36,683
International – Electric energy delivered (millions of kwh)	31,652	33,352
Net system capacity (megawatts) [d]	11,418	11,556
Number of customers (millions) [d]	4.1	5.2
Capital expenditures (millions)	$ 1,685	$ 1,394

(a) 2006 amount reclassified to conform to the current presentation.

(b Net income, or earnings, is a financial measure reported in accordance with generally accepted accounting principles (GAAP). Net income in 2007 and 2006 was affected by several special items. Earnings from ongoing operations excludes the impact of these special items. Earnings from ongoing operations should not be considered as an alternative to net income, which is determined in accordance with GAAP, as an indicator of operating performance. PPL believes that earnings from ongoing operations, although a non-GAAP measure, is also useful and meaningful to investors because it provides them with PPL's underlying earnings performance as another criterion in making their investment decisions. PPL's management also uses earnings from ongoing operations in measuring certain corporate performance goals. Other companies may use different measures to present financial performance. See page 116 for the definition of earnings from ongoing operations, a reconciliation of earnings from ongoing operations and net income and key assumptions in PPL's earnings forecasts.

(c) Calculated using earnings from ongoing operations.

(d) End of period.

(e) Based on diluted earnings per share.

SEC
Mail Processing
Section

Washington, DC
104

Dear Shareowners,



James H. Miller
Chairman, President and Chief Executive Officer

As I meet with investors, employees and others, I'm frequently asked about PPL's long-term strategy for growth. The tone of those questions often implies that we have a secret formula to ensure our success, a plan that will take the competition by surprise.

There is, of course, no such magic plan.

Yes, we have a very solid strategy to grow your company. The strategy itself, however, is not unique. The approach we are pursuing could, potentially, be adopted by many companies in our sector.

What is it then, that sets PPL apart, that has allowed us to significantly outperform most of our peers in the electricity business and the major U.S. stock indices?

The essence of our success, I believe, is our unwavering, pervasive focus on executing the business plans that we put in place. Whether they are an executive, a power plant operator, a trader on our marketing floor or a lineman, PPL people are knowledgeable and dedicated, understanding that success is not guaranteed, it is earned every day.

For example, in our marketing and trading operation, PPL people have a superb understanding of energy markets, allowing us to maximize the value of our outstanding generating assets. This operation has significantly improved earnings over what we would have been able to achieve simply by selling our power plants' electricity at prevailing market prices. Because of its strategic importance to our ongoing success, we are continuing to expand both the size and the skills of our marketing and trading operation. As we do so, of course, we're continuing to appropriately manage our risks.

Our marketing and trading successes clearly illustrate the advantages that exceptional people, high-performing assets and a clear understanding of markets can bring to the bottom line.

This attention-to-detail approach also serves us very well in operating more than 35 power plants at locations in six U.S. states. And PPL's electricity delivery businesses in the United States and the United Kingdom consistently earn the highest accolades for providing exceptional customer service.

PPL people have delivered on the promises we have made to you, our shareowners.

Our 2007 reported earnings were $3.35 per share, a 50 percent increase over 2006. While 67 cents per share of that increase resulted from the sale of our Latin American electricity delivery businesses, earnings from ongoing operations also increased significantly, to a record $2.60 per share, a 16 percent increase over the prior year.

In 2007, earnings from ongoing operations in our U.S. generation and marketing business increased by 20 percent, to $1.42 per share. This unregulated part of our business accounted for 55 percent of our 2007 earnings from ongoing operations.

This kind of performance, combined with continued investor interest in our sector, resulted in an excellent total return for our shareowners in 2007: 49 percent. In the past five years, PPL's total return has been 254 percent, more than three times the return of the S&P 500 Index. Your company now is among the 10 largest electricity companies in the United States.

Even as we expand PPL, we also continue to grow your dividend. With our February announcement of a 10 percent increase, our annualized dividend now is $1.34 per share, a figure that is 74 percent higher than it was just five years ago.

The future looks bright as well. We are now forecasting 2010 earnings of $4.00 to $4.60 per share, the midpoint of which would be a 65 percent increase over our 2007 per share earnings from ongoing operations.

Clearly, we are focused on execution so that we get the most out of the assets we currently have, but we also are actively positioning the company for expansions that will further grow value for shareowners.

In the evolving U.S. electricity business, no one can accurately predict the future. It's impossible, for example, to precisely forecast the prices of various fuels, the impact of environmental regulations, actions that might alter competitive generation markets or technological advances in electricity generation.

Given the uncertainties in this sector, we think the wise course is to create a wide range of opportunities, so that we're ready to act when the time is right.

Comparison of 5-year Cumulative Total Return*



* Assumes investing $100 on Dec. 31, 2002, and reinvesting dividends in PPL common stock, S&P 500® Index, and EEI Index of Investor-owned Electric Utilities.

That's the reason we are pursuing a construction and operating license for a potential new nuclear unit in Pennsylvania. That's why we are seeking approvals to double our hydroelectric generating capacity in Pennsylvania. That's why we are planning to spend more than $100 million to develop new renewable energy projects. And that's why we are continuing to enhance our marketing operation in anticipation of a wider retail market for electricity.

To be an industry leader, you need to be in the right place at the right time. But being in that right place doesn't happen by accident.

At PPL, we are committed to growing value for you today – and to ensuring that we are in the right place to take advantage of the opportunities that the future will bring.

On behalf of all the employees of PPL, I thank you for your investment in our company, and I pledge our continued commitment to growing value for you.

Sincerely,

James H. Miller
Chairman, President and Chief Executive Officer
April 4, 2008



Exceptional People

No enterprise, no matter how brilliant its strategy and tactics, will succeed without knowledgeable, dedicated people. At PPL, more than 11,000 employees are focused each day on the execution of their varied roles and responsibilities and on ways to continue to improve and grow our business. Whether they are increasing the electricity output at our power plants, capturing additional margins from the energy marketplace, or providing award-winning service to our electricity delivery customers on two continents, PPL people give us a competitive advantage.


DISCOV

Each day, PPL people exercise their education, practical experience and interpersonal skills to convert energy-related challenges into win-win opportunities among stakeholders with wide-ranging interests.

For nearly a decade, Dick Fennelly, manager–Generating Assets, and Scott Hall (at left), manager–Environmental Services, both of PPL Maine, have worked on an innovative river restoration project to reconcile PPL's interests with those of a local Native American tribe, industrialists, environmentalists, commercial fishermen, sportsmen and numerous government agencies.

Seeking Innovative Solutions

The river in question is the Penobscot, Maine's largest internal waterway system and the backdrop for their professional careers and their individual family lives.

The agreement facilitated by Scott and Dick calls for PPL Maine to sell three dams on the river to a coalition of government agencies, private groups and the Penobscot Indian Nation. When it has raised the necessary funds, the coalition plans to remove two of the dams and bypass a third to restore fish runs for the Atlantic salmon and other species of migratory fish, improving access to more than 500 miles of river habitat. The agreement also gives PPL the option to increase energy output at its remaining dams in Maine.



Dick and Scott's 30 years of experience, combined with their negotiating skills and varied degrees in mechanical engineering, wildlife management and public administration, make this team uniquely qualified to seek common ground along the banks of Maine's majestic Penobscot River.

PPL believes in the inseparable link between world-class safety performance and world-class customer service.

Western Power Distribution, PPL's electricity delivery company in the United Kingdom, completed all of 2007 without a lost-time accident of any kind among its 2,300 employees. WPD employees also share their zeal for safety with their customers.

During the past year, WPD implemented a program of free videos and brochures to alert commercial and industrial customers to the potential dangers of coming into contact with overhead and underground power lines. The "Look up Look out" program, spearheaded by Steve Loveridge (at right), WPD's Safety and Training manager, was so successful that the U.K. Energy Networks Association has adopted it as a standard for other electricity distributors in the United Kingdom.

Empowering Customers Responsibly

In keeping with this safety/service emphasis, WPD also earned the government's Charter Mark award for outstanding customer service in 2007 and has held the award continuously since it was started in 1992. No other electricity distribution company in the United Kingdom has ever earned the honor.



In the United States, PPL Electric Utilities has won 15 J.D. Power and Associates awards for customer satisfaction with electric service in the eastern United States. No other utility in the country has earned more. The company also is responsibly empowering its customers to conserve energy through a new "e-power" educational campaign launched in 2007.


WESTERN POWER
DISTRIBUTION



High-Performing Assets

Over the course of eight decades, our people have earned kudos for the safe and reliable operation of our power plants, transmission towers, electricity substations and other equipment. Operating these assets is a public trust, and we're committed to doing so in an environmentally responsible manner even as we meet growing customer demand. Significant investments in state-of-the-art pollution control equipment, such as the ongoing construction and commissioning of "scrubbers" at PPL's Brunner Island (at left) and Montour coal-fired power plants in Pennsylvania, are part of our environmental commitment.

We also expect every asset we own to contribute to growing share-owner value. In a rapidly changing business environment, we look to extract additional value from the assets we already own even as we scan the horizon for opportunities to acquire or build new assets.

Bolstering the northeastern Pennsylvania economy, astride the mighty river that supplies its name, PPL's Susquehanna nuclear power plant already generates enough electricity for nearly 2 million homes.

Framing the plant's familiar cooling towers is the less recognized but essential switchyard, inspected by maintenance foreman Yiu Lee (at right). The switchyard serves as the "on ramp" for electricity flowing to the regional transmission grid.

The two-unit plant accounts for more than 20 percent of the entire electricity-producing capability of PPL's generation fleet across 36 locations in six states. It also accounts for about 25 percent of the total nuclear generation capability in the state of Pennsylvania.

Expanding an Economic Colossus

For more than 20 years, the facility has operated safely, reliably and economically. Lately, PPL has taken some strategic measures to ensure this solid record continues well into the future. The company is mapping out options for expansion and has already implemented some of them. They include extending the existing plant's operating license for another 20 years and increasing the plant's current output by an additional 9 percent.



The company also is exploring the option of adding another reactor. After having completed an extensive review of various nuclear reactor technologies, we have contracted with a proven supplier to prepare the application for the combined operating and construction license. The preparation to file this license application in late 2008 preserves the option to add the new unit. This activity surrounding the plant is just one element of PPL's comprehensive plan for the future growth of its generation fleet.





Key contributors to PPL's high-performing mix of assets are hydroelectric plants in Maine, Pennsylvania and Montana. These facilities can be ramped up quickly to generate clean, renewable electricity for the company's energy marketers to sell on short notice in times of peak customer demand.

The rainfall and snowpack provided by Mother Nature make her a strategic partner in the successful operation of these facilities. Located alongside rivers, lakes and dams, these sites also provide satisfying recreational and educational opportunities to thousands of visitors each year.

Safeguarding Our Liquid Assets

But Mother Nature also can complicate the mission of keeping the hydro plants humming at peak efficiency. Just ask Ryan Olson (at left), hydro foreman for PPL Montana, and other journeyman operators whose maintenance duties can involve trekking across remote terrain in near-Arctic conditions.



Olson is based at PPL Montana's Mystic Lake hydroelectric plant on the edge of one of the most rugged mountain regions in the West. Elevations range from 5,300 feet to 12,799 feet above sea level. The company has living quarters for the operators' use during the long Montana winters. "I grew up on a farm in North Dakota, so the remoteness doesn't bother me," Olson says. "I like being outdoors, and it's really neat to see bighorn sheep walking by your house."



Keen Understanding of Energy Markets

PPL people possess insight and savvy about a wide assortment of energy products and services across multiple geographies. They don't need to make speculative decisions in order for PPL to grow. In an interconnected, 24/7 global economy, they carefully and confidently make high-stakes decisions on matters of commodity prices, futures contracts and foreign currency exchange. They thoroughly analyze shifts in regulations, economic conditions, finance and consumer preferences. So they remain alert to seize opportunities for PPL to grow profitably in a changing business environment.

PPL EnergyPlus, PPL's energy marketing and trading arm, actively buys and sells energy in selected competitive wholesale and deregulated retail markets. The company provides energy solutions to business, industry, government and institutions. PPL EnergyPlus arms its customers with useful and practical guidance that leads to transactions with less risk and more price certainty.

Professionals such as Debbie Gross (at right), a senior term trader in Allentown, Pa., are joined by colleagues in another state-of-the-art trading floor in Butte, Mont. Working in shifts around the clock, they monitor the physical energy and financial markets. They keep abreast of wide-ranging factors such as government policy changes, market rule changes and volatile fuel prices – all or any of which could affect transactions dayby day and even hour by hour.

Getting More Physical and Financial While

Minimizing Risk



PPL's marketing and trading activities are primarily backed by firm sales from the tangible assets of PPL's own power plants. However, an expansion of this operation has allowed PPL to extract additional value from a wider array of wholesale products and services available in the market.

In a complex business with many variables, knowledge and insight are absolutely critical. So is the management of risks. A sophisticated, quantitative risk management operation monitors all marketing activities on a real-time basis. Overall, generation and energy marketing and trading account for more than half of the corporation's annual earnings. This operation maximizes value for shareowners within appropriate risk limits.





Our PPL Renewable Energy affiliate is a growing participant in the renewable energy market, helping commercial, industrial and institutional customers harness the power in solar, biomass, hydro and waste coal sources. For example, PPL installed solar panels that convert energy from sunlight into electricity at the training and practice complex of the National Football League's Philadelphia Eagles, whose senior vice president and chief financial officer, Donald Smolenski, is shown at left.

Balancing Bottom Lines and Environmental Footprints

We build, own, operate and maintain many of these projects. They generate clean, reliable and renewable energy with low or no emissions of carbon dioxide and other gases that are harmful contributors to global warming. PPL Renewable Energy's projects provide the equivalent of planting tens of thousands of acres of trees or removing thousands of cars from the road. All this, and we help reduce the energy bills of PPL Renewable Energy's customers, too.



Besides the value of the energy itself to PPL and our customers, these projects generate renewable energy credits. These credits are traded on the market just like many other commodities. They are important to us in growing our energy supply portfolio and selling electricity in the growing number of states that have renewable energy standards as a prerequisite for selling electricity there.

Already, about 10 percent of the energy marketed by PPL comes from renewable sources. And we plan to invest more than $600 million in new renewable energy projects through 2011, including projects at our existing hydroelectric facilities. It's how we are continuing our long history of generating energy in an environmentally responsible manner.

In today's competitive energy business, PPL recognizes that a company needs to have an edge to be successful. Good environmental performance is one important way to maintain that competitive edge.

One of PPL Corporation's core beliefs is that our business success is linked to the prosperity and quality of life of the communities we serve. That belief drives our environmental principles of responsibility, stewardship, communication, resource commitment, innovation, compliance and improvement.

Actively Protecting the Environment

PPL's power plants use a diverse mix of coal, oil, natural gas, nuclear fuels and hydropower to generate electricity. This balance ensures affordable and reliable power, while taking advantage of cleaner fuels where possible. PPL plans to expand generating capacity at existing nuclear and hydro plants, which do not emit greenhouse gases. We also decommissioned two coal-fired power plants in 2007, which will reduce annual carbon dioxide emissions by about 1 million tons.



The company has made significant investments in its coal-fired power plants to improve environmental performance. Despite a dramatic increase in the demand for electricity, PPL, since the early 1990s, has cut nitrogen oxide

emission rates by almost 70 percent, sulfur dioxide emission rates by more than 40 percent and carbon dioxide emission rates by about 12 percent.

PPL has developed biogas and solar energy projects and will continue to invest in new renewable energy projects. One of our renewable energy projects was selected as a 2006 "Project of the Year" by the Environmental Protection Agency, and another of our projects earned a 2007 "Community Partner of the Year" award from the EPA.

Around its power plants, PPL operates six environmental preserves that protect thousands of acres of land to provide refuge for wildlife, restore endangered species and protect habitats. Environmental education opportunities and programs at these facilities reach hundreds of thousands of children and adults each year.

And when we commissioned a new corporate office building as part of our headquarters complex in Allentown, Pa., several years ago, we insisted on a design that incorporated all of the latest "green building" features such as technologies to save water and reduce energy consumption.

PPL's senior management continues to evaluate its position on global climate change and other key issues facing the energy sector and society in general. PPL took the step in 2007 of supporting federal legislation in the United States to limit greenhouse gas emissions. We continue to remain active in the legislative process



as proposals take shape.

Smart environmental moves are also smart business moves. Doing the right thing for the environment is a key to building shareowner value.

Our Business: At-a-Glance

Major Businesses	Locations	Customers	Employees	Business Advantage
PPL EnergyPlus Wholesale/retail energy marketing	Pennsylvania Montana New Jersey	Wholesale and retail customers in key U.S. markets	120	Superior understanding of markets; ability to hedge risk; provide wide range of energy-related products
PPL Generation Electricity generation	Pennsylvania Montana Maine Connecticut New York Illinois	PPL EnergyPlus	2,700	Eight decades of experience; dedication to continuous improvement and implementation of industry best practices
PPL Global Operation of international electricity delivery businesses	England Wales	2.6 million electricity delivery customers	2,300	Ability to deliver award-winning customer service while minimizing costs
PPL Electric Utilities Operation of U.S. electricity delivery business	Pennsylvania	1.4 million electricity delivery customers	2,200	Ability to deliver award-winning customer service while minimizing costs
PPL Energy Services Group Energy services; development of conventional and renewable energy projects	Pennsylvania Massachusetts New York Connecticut	Renewable wholesale and retail customers; mechanical contracting and service, and energy billing services to customers in 17 states	2,100	Conventional and renewable energy focus; operational excellence and customer service

A Message from Paul Farr

Financials

It doesn't seem like a full year has gone by in my role as chief financial officer, but it has. This transition has been just a small part of a very eventful year for PPL, underscoring our financial strength, ability to identify growth alternatives and capability to deliver strong total return to our shareowners.

The successful sales of our Latin American portfolio and our domestic telecommunication operations in 2007 have helped us to generate significant cash flow. And the completion of a deal announced in early 2008 to sell our gas and propane businesses will further strengthen our cash flow position.



Paul Farr
Executive Vice President and Chief Financial Officer

In late 2007 and early 2008, we repurchased $750 million in shares of our common stock, a decision we were confident in making as our credit metrics continue to improve and as we approach the solid growth in cash flow and earnings we expect for 2010 and beyond. Our business plan includes additional share repurchases beginning in early 2009. However, we view stock buybacks as a placeholder for other growth opportunities, such as investments in new electricity generation assets, that have the ability to generate even greater shareowner value.

In addition, we fully expect to be able to fund all capital expenditures in our current business plan with cash from operations and the issuance of long-term debt and hybrid securities.

On the dividend front, we understand that dividend growth remains an important component of total shareowner return for PPL. As Jim mentioned in his chairman's letter, the company raised its annual dividend rate by 10 percent to $1.34 per share, effective with the April 1, 2008, dividend payment. This increase results in a dividend payout ratio of 56 percent based on the $2.40 per share midpoint of our 2008 earnings forecast.

The combination of stock price appreciation and the reinvestment of growing dividends places us among the very best performers in our industry in terms of total shareowner return, a lofty position we are striving very hard to maintain.

Selected Financial and Operating Data

PPL Corporation [a]	2007	2006	2005	2004	2003
Income Items – millions					
Operating revenues [b]	**$ 6,498**	$ 6,131	$ 5,539	$ 5,195	$ 5,005
Operating income [b]	**1,683**	1,509	1,273	1,332	1,285
Income from continuing operations [b]	**1,013**	839	693	679	701
Net income	**1,288**	865	678	698	734
Balance Sheet Items – millions [c]					
Property, plant and equipment – net [d]	**12,605**	12,069	10,916	11,149	10,593
Recoverable transition costs	**574**	884	1,165	1,431	1,687
Total assets	**19,972**	19,747	17,926	17,733	17,123
Long-term debt [d]	**7,568**	7,746	7,081	7,658	7,859
Long-term debt with affiliate trusts		89	89	89	681
Preferred securities of a subsidiary	**301**	301	51	51	51
Common equity	**5,556**	5,122	4,418	4,239	3,259
Short-term debt	**92**	42	214	42	56
Total capital provided by investors [d]	**13,517**	13,300	11,853	12,079	11,906
Capital lease obligations		10	11	11	12
Financial Ratios					
Return on average common equity – %	**24.47**	17.81	15.65	18.14	26.55
Embedded cost rates [c]					
Long-term debt – %	**6.29**	6.37	6.60	6.67	6.56
Preferred securities – %	**6.18**	6.18	5.14	5.14	5.14
Times interest earned before income taxes	**3.46**	3.39	2.71	2.79	2.97
Ratio of earnings to fixed charges – total enterprise basis [e]	**3.0**	2.9	2.4	2.5	2.6
Common Stock Data					
Number of shares outstanding – thousands					
Year-end	**373,271**	385,039	380,145	378,143	354,723
Average	**380,563**	380,754	379,132	368,456	345,589
Number of shareowners of record [c]	**76,354**	77,762	79,198	81,175	83,783
Income from continuing operations – Basic EPS [b]	**$ 2.66**	$ 2.20	$ 1.83	$ 1.84	$ 2.03
Income from continuing operations – Diluted EPS [b]	**$ 2.63**	$ 2.17	$ 1.81	$ 1.83	$ 2.02
Net income – Basic EPS	**$ 3.39**	$ 2.27	$ 1.79	$ 1.89	$ 2.13
Net income – Diluted EPS	**$ 3.35**	$ 2.24	$ 1.77	$ 1.89	$ 2.12
Dividends declared per share	**$ 1.22**	$ 1.10	$ 0.96	$ 0.82	$ 0.77
Book value per share [c]	**$ 14.88**	$ 13.30	$ 11.62	$ 11.21	$ 9.19
Market price per share [c]	**$ 52.09**	$ 35.84	$ 29.40	$ 26.64	$ 21.88
Dividend payout rate – % [f]	**36**	49	54	44	36
Dividend yield – % [g]	**2.34**	3.07	3.27	3.08	3.52
Price earnings ratio [f] [g]	**15.55**	16.00	16.61	14.10	10.32
Sales Data – millions of kWh					
Domestic – Electric energy supplied – retail	**40,074**	38,810	39,413	37,673	36,774
Domestic – Electric energy supplied – wholesale	**35,675**	32,602	33,768	37,394	37,841
Domestic – Electric energy delivered	**37,950**	36,683	37,358	35,906	36,083
International – Electric energy delivered [h]	**31,652**	33,352	33,146	32,846	31,952

[a] The earnings each year were affected by several special items that management considers significant. See "Earnings" in Management's Discussion and Analysis of Financial Condition and Results of Operations for a description of special items in 2007, 2006 and 2005.

[b] Data for certain years are reclassified to conform to the current presentation, which includes the classification of the Latin American businesses and PPL's natural gas distribution and propane businesses as discontinued operations. See Note 10 to the Financial Statements for additional information.

[c] As of each respective year-end.

[d] The year 2007 excludes amounts related to PPL's natural gas distribution and propane businesses that have been classified as held for sale at December 31, 2007. See Note 10 to the Financial Statements for additional information.

[e] Computed using earnings and fixed charges of PPL and its subsidiaries. Fixed charges consist of interest on short-and long-term debt, other interest charges, the estimated interest component of other rentals and preferred dividends.

[f] Based on diluted EPS.

[g] Based on year-end market prices.

[h] All years include the deliveries associated with the Latin American businesses, until the dates of their sale in 2007.

Management's Discussion and Analysis

Terms and abbreviations are explained in the glossary on pages 117-119. Dollars are in millions, except per share data, unless otherwise noted.

Forward-looking Information

Statements contained in this report concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts are "forward-looking statements" within the meaning of the federal securities laws. Although PPL believes that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. Forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the Management's Discussion and Analysis section herein. The following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

- market demand and prices for energy, capacity and fuel;
- weather conditions affecting generation production, customer energy use and operating costs;
- competition in retail and wholesale power markets;
- liquidity of wholesale power markets;
- defaults by our counterparties under our energy, fuel or other power product contracts;
- the effect of any business or industry restructuring;
- the profitability and liquidity, including access to capital markets and credit facilities, of PPL and its subsidiaries;
- new accounting requirements or new interpretations or applications of existing requirements;
- operation, availability and operating costs of existing generation facilities;
- transmission and distribution system conditions and operating costs;
- current and future environmental conditions and requirements and the related costs of compliance, including environmental capital expenditures, emission allowance costs and other expenses;
- significant delays in the ongoing installation of pollution control equipment at certain coal-fired generating units in Pennsylvania due to weather conditions, contractor performance or other reasons;
- market prices of commodity inputs for ongoing capital expenditures;
- collective labor bargaining negotiations;
- development of new projects, markets and technologies;
- performance of new ventures;
- asset acquisitions and dispositions;
- political, regulatory or economic conditions in states, regions or countries where PPL or its subsidiaries conduct business;
- any impact of hurricanes or other severe weather on PPL and its subsidiaries, including any impact on fuel prices;
- receipt of necessary governmental permits, approvals and rate relief;
- new state, federal or foreign legislation, including new tax legislation;
- state, federal and foreign regulatory developments;
- the impact of any state, federal or foreign investigations applicable to PPL and its subsidiaries and the energy industry;
- capital market conditions, including changes in interest rates, and decisions regarding capital structure;
- stock price performance of PPL;
- the market prices of equity securities and the impact on pension costs and resultant cash funding requirements for defined benefit pension plans;
- securities and credit ratings;
- foreign currency exchange rates;
- the outcome of litigation against PPL and its subsidiaries;
- potential effects of threatened or actual terrorism or war or other hostilities; and
- the commitments and liabilities of PPL and its subsidiaries.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with PPL's Form 10-K and other reports on file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for PPL to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and PPL undertakes no obligation to update the information contained in such statement to reflect subsequent developments or information.

Overview

PPL is an energy and utility holding company with headquarters in Allentown, PA. PPL's reportable segments are Supply, International Delivery and Pennsylvania Delivery. Through its subsidiaries, PPL is primarily engaged in the generation and marketing of electricity in two key markets – the northeastern and western U.S. – and in the delivery of electricity in Pennsylvania and the U.K. In 2007, PPL sold its regulated electricity delivery businesses in Latin America, which were included in the International Delivery segment. In July 2007, PPL announced its intention to sell its natural gas distribution and propane businesses, which are included in the Pennsylvania Delivery segment. See Note 10 to the Financial Statements for information on the sales and planned divestitures. PPL's overall strategy is to achieve disciplined growth in energy supply margins while limiting volatility in both cash flows and earnings and to achieve stable, long-term growth in regulated electricity delivery businesses through efficient operations and strong customer and regulatory relations. More specifically, PPL's strategy for its electricity generation and marketing business is to match energy supply with load, or customer demand, under contracts of varying lengths with creditworthy counterparties to capture profits while effectively managing exposure to energy and fuel price volatility and counterparty credit risk. PPL's strategy for its electricity delivery businesses is to own and operate these businesses at the most efficient cost while maintaining high quality customer service and reliability.

PPL faces several risks in its generation business. The principal risks are electricity and capacity wholesale price risk, fuel supply and price risk, power plant performance, evolving regulatory frameworks and counterparty credit risk. PPL attempts to manage these risks through various means. For instance, PPL operates a portfolio of generation assets that is diversified as to geography, fuel source, cost structure and operating characteristics. PPL currently expects to expand its generation capacity over the next several years through power uprates at certain of its existing power plants, the potential construction of new plants and the potential acquisition of existing plants or businesses. PPL is and will continue to remain focused on the operating efficiency and availability of its existing and any newly constructed or acquired power plants. In addition, PPL has executed and continues to pursue contracts of varying lengths for energy sales and fuel supply, and other means to mitigate the risks associated with adverse changes in the difference, or margin, between the cost to produce electricity and the price at which PPL sells it. PPL's future profitability will be affected by whether PPL decides to, or is able to, continue to enter into long-term or intermediate-term power sales and fuel purchase agreements or renew its existing agreements and prevailing market conditions. Currently, PPL's commitments for energy sales are satisfied through its own generation assets and supply purchased from third parties. PPL markets and trades around its physical portfolio of generating assets through integrated generation, marketing and trading functions.

PPL has in place risk management programs that, among other things, are designed to monitor and manage its exposure to earnings and cash flow volatility related to changes in energy and fuel prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operating performance of its generating units.

The principal challenge that PPL faces in its electricity delivery businesses is to maintain high quality customer service and reliability in a cost-effective manner. PPL's electricity delivery businesses are rate-regulated. Accordingly, these businesses are subject to regulatory risk with respect to costs that may be recovered and investment returns that may be collected through customer rates. In particular, uncertainty driven by potential changes in the regulatory treatment of PPL Electric's PLR obligation after 2009, when its full requirements supply contracts with PPL EnergyPlus expire, presents a risk for the domestic electricity delivery business. The Customer Choice Act requires electricity delivery companies, like PPL Electric, to act as a PLR of electricity and provides that electricity supply costs will be recovered by such companies pursuant to regulations to be established by the PUC. As discussed in more detail in "Results of Operations – Segment Results – Pennsylvania Delivery Segment – 2008 Outlook," there are a number of ongoing regulatory and legislative activities that may affect PPL Electric's recovery of supply costs after 2009. In May 2007, the PUC approved PPL Electric's plan to procure default electricity supply in 2007-2009 for retail customers who do not choose an alternative competitive supplier in 2010. Pursuant to this plan, PPL Electric has contracted for one-third of the 2010 electricity supply it expects to need for residential, small commercial and small industrial customers. In November 2007, PPL Electric filed a plan with the PUC, which is still pending, under which its residential and small commercial customers, beginning in mid-2008, could begin to pay in advance to smooth the impact of price increases when generation rate caps expire in 2010. In September 2007, the PUC regulations regarding the obligation of Pennsylvania electric utilities to provide default electricity supply in 2011 and beyond became effective. Later this year, PPL Electric plans to file for PUC approval of its post-2010 supply procurement plan under these regulations. In addition to this regulatory activity, the Governor of Pennsylvania has proposed an Energy Independence Strategy which, among other things, contains initiatives to address PLR issues including a requirement that PLRs will obtain a "least-cost portfolio" of electric supply. The Pennsylvania legislature has convened and continues a special session to address the proposals in the Governor's Strategy and other energy issues. In addition, certain Pennsylvania legislators have introduced legislation to extend generation rate caps or otherwise limit cost recovery through rates for Pennsylvania utilities beyond the end of their transition periods, which in PPL Electric's case is December 31, 2009. PPL and PPL Electric have expressed strong concern regarding the severe potential consequences of such legislation on customer service, system reliability, adequate future generation supply and PPL Electric's financial viability.

PPL faces additional financial risks in conducting international operations, such as fluctuations in foreign currency exchange rates. PPL attempts to manage these financial risks through its risk management programs.

In order to manage financing costs and access to credit markets, a key objective for PPL's business as a whole is to maintain a strong credit profile. PPL continually focuses on maintaining an appropriate capital structure and liquidity position.

The purpose of "Management's Discussion and Analysis" is to provide information concerning PPL's past and expected future performance in implementing the strategies and managing the risks and challenges mentioned above. Specifically:

- "Results of Operations" provides an overview of PPL's operating results in 2007, 2006 and 2005, including a review of earnings, with details of results by reportable segment. It also provides a brief outlook for 2008.
- "Financial Condition – Liquidity and Capital Resources" provides an analysis of PPL's liquidity position and credit profile, including its sources of cash (including bank credit facilities and sources of operating cash flow) and uses of cash (including contractual commitments and capital expenditure requirements) and the key risks and uncertainties that impact PPL's past and future liquidity position and financial condition. This subsection also includes a listing and discussion of PPL's current credit ratings.
- "Financial Condition – Risk Management – Energy Marketing & Trading and Other" provides an explanation of PPL's risk management programs relating to market risk and credit risk.

- "Application of Critical Accounting Policies" provides an overview of the accounting policies that are particularly important to the results of operations and financial condition of PPL and that require its management to make significant estimates, assumptions and other judgments.

The information provided in this Management's Discussion and Analysis should be read in conjunction with PPL's Consolidated Financial Statements and the accompanying Notes.

Results of Operations

Earnings

Net income and the related EPS were:

	2007	2006	2005
Net income	$1,288	$ 865	$ 678
EPS – basic	$ 3.39	$2.27	$1.79
EPS – diluted	$ 3.35	$2.24	$1.77

The changes in net income from year to year were, in part, attributable to several special items that management considers significant. Details of these special items are provided within the review of each segment's earnings.

The year-to-year changes in significant earnings components, including domestic gross energy margins by region and significant income statement line items, are explained in the "Statement of Income Analysis."

PPL's earnings beyond 2007 are subject to various risks and uncertainties. See the rest of Management's Discussion and Analysis and Note 15 to the Financial Statements for a discussion of the risks, uncertainties and factors that may impact PPL's future earnings.

Segment Results

Net income by segment was:

	2007	2006	2005
Supply	$ 568	$416	$311
International Delivery	610	268	215
Pennsylvania Delivery	110	181	152
Total	$1,288	$865	$678

Supply Segment

The Supply segment primarily consists of the domestic energy marketing, domestic generation and domestic development operations of PPL Energy Supply. In August 2007, PPL completed the sale of its domestic telecommunication operations. See Note 9 to the Financial Statements for additional information.

The Supply segment results in 2006 and 2005 reflect the reclassification of PPL's interest in the Griffith plant's operating revenues and expenses from certain income statement line items to Discontinued Operations. The Supply segment results in 2005 also reflect the reclassification of the Sundance plant's revenues and expenses to Discontinued Operations. See Note 10 to the Financial Statements for additional information.

Supply segment net income was:

	2007	2006	2005
Energy revenues			
External	$1,615	$1,659	$1,225
Intersegment	1,810	1,708	1,590
Energy-related businesses	732	580	550
Total operating revenues	4,157	3,947	3,365
Fuel and energy purchases			
External	1,419	1,560	1,166
Intersegment	159	160	152
Other operation and maintenance	715	707	734
Depreciation	167	159	144
Taxes, other than income	31	35	36
Energy-related businesses	745	621	620
Total operating expenses	3,236	3,242	2,852
Other Income – net	38	4	(2)
Interest Expense	156	123	115
Income Taxes	232	147	22
Minority Interest	3	3	2
Loss from Discontinued Operations		20	53
Cumulative Effect of a Change in Accounting Principle			(8)
Net Income	$ 568	$ 416	$ 311

The after-tax changes in net income between these periods were due to the following factors, including Discontinued Operations.

	2007 vs. 2006	2006 vs. 2005
Eastern U.S. non-trading margins	$ 63	$105
Western U.S. non-trading margins	16	7
Net energy trading margins	3	1
Energy-related businesses	1	5
Earnings from synfuel projects	22	(32)
Other operation and maintenance	(19)	(28)
Depreciation	(5)	(7)
Other income – net (Note 17)	9	(3)
Realized earnings on nuclear decommissioning trust (Note 17)		4
Financing costs	(16)	3
Certain tax adjustment (Note 5)	13	
Other	1	(1)
Special items	64	51
	$152	$105

- See "Domestic Gross Energy Margins" for an explanation of non-trading margins by geographic region and for an explanation of net energy trading margins.
- The improved earnings contributions from synfuel projects in 2007 compared with 2006 resulted primarily from higher net gains on options purchased to hedge the risk associated with the phase-out of synthetic fuel tax credits. These net gains were partially offset by higher operating losses due to increased production and by lower utilization of tax credits due to the level of crude oil prices. The decline in earnings contributions from synfuel projects in 2006

compared with 2005 resulted primarily from the anticipated phase-out of synthetic fuel tax credits starting in 2006 and lower production levels due to high crude oil prices. See Note 15 to the Financial Statements for additional information on the shutdown of these facilities.

- Higher operation and maintenance expenses in 2007 compared with 2006 were primarily due to higher outage costs at PPL's coal, hydro and nuclear power plants. Higher operation and maintenance expenses in 2006 compared with 2005 were primarily due to increased outage and non-outage expenses at the Susquehanna nuclear facility and certain of PPL's coal plants and the timing of other planned outages.
- Financing costs were higher in 2007 compared with 2006, primarily due to higher interest expense on long-term debt partially resulting from increased average debt outstanding at higher interest rates.

The following after-tax amounts, which management considers special items, also had a significant impact on the Supply segment earnings. See the indicated Notes to the Financial Statements for additional information.

	2007	2006	2005
Mark-to-market adjustments from energy-related, non-trading economic hedges [(a)]	**$ 32**	$(11)	
Impairment of domestic telecommunication operations (Note 9)	**(23)**		
Settlement of Wallingford cost-based rates (Note 15)	**33**		
Impairment of certain transmission rights (Note 15)	**(13)**		
Sale of interest in the Griffith plant (Note 10)		(16)	
Reduction in Enron reserve (Note 15)		11	
Impairment of synfuel-related assets (Note 15)		(6)	
Off-site remediation of ash basin leak (Note 15)		6	$(27)
Workforce reduction (Note 13)	**(4)**	(3)	
PJM billing dispute (Note 15)	**(1)**	(18)	
Impairment of nuclear decommissioning trust investments (Note 21)		(3)	
Sale of the Sundance plant (Note 10)			(47)
Acceleration of stock-based compensation expense for periods prior to 2005 (Note 1)			(3)
Settlement of NorthWestern litigation [(b)]			(6)
Recording of conditional AROs (Note 21)			(8)
Total	**$ 24**	$(40)	$(91)

[(a)] The mark-to-market impact on transactions, which do not qualify for hedge accounting under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, and are probable of going to physical delivery, is economically neutral to PPL. These transactions are intended to economically hedge a specific risk and do not represent speculative trading activity. See "Changes in Domestic Gross Energy Margins by Region" and Note 18 to the Financial Statements for additional information regarding economic activity.

[(b)] In the first quarter of 2005, PPL recognized a charge for a loss contingency related to litigation with NorthWestern. In September 2005, PPL and NorthWestern reached a final agreement to settle this litigation.

2008 Outlook

Excluding special items, PPL projects lower 2008 earnings for its Supply segment compared with 2007 as a result of the loss of synfuel-related earnings and higher depreciation for scrubbers being installed at both coal-fired generation units at the Montour power plant and at Unit 3 of the Brunner Island power plant, which are expected to be placed in service in 2008. PPL expects these negative effects to be partially offset by higher energy margins as a result of higher-valued wholesale energy contracts and higher expected baseload generation compared with 2007.

International Delivery Segment

The International Delivery segment includes operations of the international energy businesses of PPL Global that are primarily focused on the distribution of electricity. PPL Global's major remaining international business is located in the U.K. In 2007, PPL completed the sale of its Latin American businesses. See Note 10 to the Financial Statements for additional information.

The International Delivery segment results in 2007, 2006 and 2005 reflect the reclassification of Latin American revenues and expenses to Discontinued Operations.

International Delivery segment net income was:

	2007	2006	2005
Utility revenues	**$863**	$756	$717
Energy-related businesses	**37**	37	36
Total operating revenues	**900**	793	753
Other operation and maintenance	**252**	186	161
Depreciation	**147**	142	133
Taxes, other than income	**67**	57	57
Energy-related businesses	**17**	17	15
Total operating expenses	**483**	402	366
Other Income – net	**26**	27	5
Interest Expense	**183**	173	175
Income Tax (Benefit) Expense	**(43)**	19	39
Income from Discontinued Operations	**307**	42	37
Net Income	**$610**	$268	$215

The after-tax changes in net income between these periods were due to the following factors, including Discontinued Operations.

	2007 vs. 2006	2006 vs. 2005
U.K.		
Delivery margins	**$ 11**	$ 32
Other operation and maintenance	**(14)**	(15)
Depreciation	**5**	(9)
Income taxes	**(39)**	34
Foreign currency exchange rates	**22**	(5)
Impairment of investment in U.K. real estate (Note 9)	**6**	(6)
Gain on transfer of equity investment (Note 9)		5
Hyder liquidation distributions (Note 9)	**(21)**	27
Other	**2**	5
Discontinued operations	**6**	5
U.S. income taxes	**26**	(22)
Change in a U.S. income tax reserve	**31**	
Loss on economic hedges (Note 16)	**(7)**	
Other	**6**	1
Special items	**308**	1
	$342	$ 53

- Higher U.K. delivery margins, for both periods, were primarily due to price increases and favorable changes in customer mix. The increase in 2007 compared with 2006 was partially offset by a 3% decrease in sales volume, partially due to milder weather in 2007.
- Higher U.K. operation and maintenance expenses in 2007, compared with 2006, were primarily due to higher: compensation and pension costs; distribution network repairs; and insurance expense. Higher U.K. operation and maintenance expenses in 2006 compared with 2005 were due primarily to increased pension costs.
- The change in U.K. income taxes for both periods was primarily due to the transfer of a future tax liability from WPD and certain surplus tax losses from Hyder to a former Hyder affiliate that occurred in 2006. See Note 5 to the Financial Statements for additional information.
- Changes in foreign currency exchange rates increased WPD's portion of revenue and expense line items by 11% in 2007 compared with 2006 and decreased them by 2% in 2006 compared with 2005.
- U.S. income taxes decreased in 2007 compared with 2006 due to WPD dividend planning, higher foreign tax credits on U.K. distributions and true-ups of prior year returns. U.S. income taxes increased in 2006 compared with 2005 primarily due to a 2005 tax true-up, 2006 WPD dividend planning and lower utilization of foreign tax credits.
- The change in a U.S. income tax reserve resulted from the lapse of an applicable statute of limitations.

The following after-tax amounts, which management considers special items, also had a significant impact on the International Delivery segment earnings. See the indicated Notes to the Financial Statements for additional information.

	2007	2006	2005
Sale of Latin American businesses (Note 10)	**$259**		
Change in U.K. tax rate (Note 5)	**54**		
Reduction in Enron reserve		$1	
Workforce reduction (Note 13)	**(4)**		
Total	**$309**	$1	

2008 Outlook

Excluding special items, PPL projects the earnings of its International Delivery segment will decline in 2008 compared with 2007, due to the 2007 sale of PPL's Latin American businesses and higher U.S. income taxes, primarily driven by the U.S. income tax benefits realized in 2007. Partially offsetting the impact of these negative earnings drivers is lower pension expense at WPD.

Pennsylvania Delivery Segment

The Pennsylvania Delivery segment includes the regulated electric and gas delivery operations of PPL Electric and PPL Gas Utilities. In July 2007, PPL announced its intention to sell its natural gas distribution and propane businesses. See Note 10 to the Financial Statements for additional information.

The Pennsylvania Delivery segment results in 2007, 2006 and 2005 reflect the reclassification of the natural gas distribution and propane businesses' revenues and expenses to Discontinued Operations.

Pennsylvania Delivery segment net income was:

	2007	2006	2005
Operating revenues			
External	**$3,251**	$3,098	$3,011
Intersegment	**159**	160	152
Energy-related businesses		1	
Total operating revenues	**3,410**	3,259	3,163
Fuel and energy purchases			
External	**207**	176	257
Intersegment	**1,810**	1,708	1,590
Other operation and maintenance	**406**	373	378
Amortization of recoverable transition costs	**310**	282	268
Depreciation	**132**	118	112
Taxes, other than income	**200**	189	185
Total operating expenses	**3,065**	2,846	2,790
Other Income – net	**31**	31	21
Interest Expense	**135**	151	182
Income Taxes	**81**	102	67
Dividends on Preferred Securities	**18**	14	2
(Loss) Income from Discontinued Operations	**(32)**	4	9
Net Income	**$ 110**	$ 181	$ 152

The after-tax changes in net income between these periods were due to the following factors, including Discontinued Operations.

	2007 vs. 2006	2006 vs. 2005
Delivery revenues (net of CTC/ITC amortization, interest expense on transition bonds and ancillary charges)	**$ 15**	$ (6)
Operation and maintenance	**(5)**	(13)
Depreciation	**(8)**	(4)
Financing costs	**(3)**	(6)
Interest income on loans to affiliates	**(1)**	4
Income tax adjustments	**(2)**	(5)
Discontinued operations	**8**	(5)
Other	**5**	
Special items	**(80)**	64
	$(71)	$ 29

- Delivery revenues increased in 2007 compared with 2006 primarily due to a 4% increase in sales volume. This increase was primarily due to the impact of favorable weather in 2007 on residential and commercial sales and to normal load growth. Delivery revenues decreased in 2006 compared with 2005 primarily due to milder weather in 2006.
- Operation and maintenance expenses increased in 2007 compared with 2006, primarily due to increased tree trimming, defined benefit and consumer education expenses. Operation and maintenance expenses increased in 2006 compared with 2005, primarily due to increased tree trimming costs, a union contract ratification bonus and storm restoration costs.
- Depreciation expense was higher in both periods primarily due to PP&E additions.
- Earnings from Discontinued Operations increased in 2007 compared with 2006 primarily due to higher revenues as a result of higher gas distribution rates that became effective in early 2007.

The following after-tax amounts, which management considers special items, also had a significant impact on the Pennsylvania Delivery segment earnings. See the indicated Notes to the Financial Statements for additional information.

	2007	2006	2005
Anticipated sale of gas and propane businesses (Note 10)	**$(44)**		
Workforce reduction	**(1)**		
Realization of benefits related to Black Lung Trust assets (Note 13)		$21	
PJM billing dispute (Note 15)		21	$(27)
Reversal of cost recovery – Hurricane Isabel (Note 1)		(7)	
Acceleration of stock-based compensation expense for periods prior to 2005 (Note 1)			(2)
Total	**$(45)**	$35	$(29)

2008 Outlook

Excluding special items, PPL projects higher earnings for its Pennsylvania Delivery segment, driven by higher revenues as a result of PPL Electric's new distribution rates effective January 1, 2008.

In March 2007, PPL Electric filed a request with the PUC to increase distribution rates by approximately $84 million (subsequently amended to $77 million). In August 2007, PPL Electric entered into a settlement agreement with the parties to increase its distribution rates by $55 million, effective January 1, 2008, for an overall revenue increase of 1.7% over PPL Electric's 2007 rates. In December 2007, the PUC approved this settlement without modification.

In May 2007, the PUC approved PPL Electric's plan to procure default electricity supply in 2007-2009 for retail customers who do not choose an alternative competitive supplier in 2010 after PPL Electric's PLR contract with PPL EnergyPlus expires. Under the plan, PPL Electric was approved to issue a series of competitive bids for such supply in 2007, 2008 and 2009. In July 2007, the PUC approved bids for the first of six competitive solicitations and PPL Electric entered into supply contracts for 850 MW, or one-sixth of its expected electricity supply needs in 2010 for residential, small commercial and small industrial customers who do not choose a competitive supplier. The average generation supply prices from the first bid process were $101.77 per MWh for residential customers and $105.11 per MWh for small commercial and small industrial customers. In October 2007, the PUC approved bids for the second competitive solicitation and PPL Electric entered into contracts for another 850 MW of 2010 generation supply for these customers. The average generation supply prices from the second bid process were $105.08 per MWh for residential customers and $105.75 per MWh for small commercial and small industrial customers. As a result, PPL Electric has contracted for one-third of the electricity supply it expects to need for 2010. If the average prices paid for the supply purchased so far were to be the same for the remaining four purchases, the average residential customer's monthly bill in 2010 would increase about 34.5% over 2009 levels, while small commercial and small industrial bills would increase in the range of 22.8% to 42.2%. The estimated increases include Pennsylvania gross receipts tax and an adjustment for line losses, and exclude PPL Electric's January 1, 2008 rate increase. Actual 2010 prices will not be known until all six supply purchases have been made. The third solicitation will be conducted in March 2008.

In May 2007, the PUC approved final regulations regarding the obligation of Pennsylvania electric utilities to provide default electricity supply in 2011 and beyond. The new regulations provide that default service providers will acquire electricity supply at prevailing market prices pursuant to procurement and implementation plans approved by the PUC. The regulations also address the utilities' recovery of market supply costs. The final regulations became effective in September 2007.

In addition, the Governor of Pennsylvania proposed an Energy Independence Strategy (Strategy) in early 2007 which, among other things, contains initiatives to address PLR issues. For example, under the Strategy, retail customers could elect to phase-in over three years any initial generation rate increase approved by the PUC. Also, PLR providers would be required to obtain a "least cost portfolio" of supply by purchasing power in the spot market and through contracts of varying lengths, and the provider would be required to procure energy conservation resources before acquiring additional power. In addition, PLR providers could enter into long-term contracts with large energy users and alternative energy developers. It is uncertain at this time whether the details of implementing the Strategy, including the issues of deferral of costs and recovery of interest for the customer rate phase-in program and the timing of PUC approval for PLR supply portfolios, will be delegated to the PUC.

Components of the Strategy are included in various bills. One such bill that passed in the Pennsylvania House of Representatives (House) in February 2008, contains conservation and demand-side management targets and mandatory deployment of smart metering technology. The bill provides for full and current cost recovery through an energy efficiency and demand-side management recovery mechanism.

In September 2007, the Pennsylvania General Assembly convened a special session to address the proposals in the Governor's Strategy. Central to the Governor's Strategy is an $850 million Energy Independence Fund to support alternative and renewable energy sources and energy conservation that would be funded through revenue bonds and a surcharge on electricity bills. The Pennsylvania Senate (Senate) has formed a special committee to manage legislation for the special legislative session. As an alternative to the Governor's $850 million Energy Independence Fund, the full Senate has approved a bill that would create a $650 million fund for clean energy projects, conservation and energy efficiency initiatives and pollution control projects that would be funded through revenue bonds and gross receipts tax revenue, which will increase as rate caps expire. The House is also considering similar legislation to create an $850 million fund, also to be funded through revenue bonds and gross receipts tax revenue.

PPL and PPL Electric currently are working with Pennsylvania legislators, regulators and other stakeholders to develop constructive measures to help customers transition to market rates after 2009, including a variety of rate mitigation, educational and energy conservation programs, consistent with several initiatives being developed by the state administration and legislature. In this regard, in November 2007, PPL Electric requested the PUC to approve a plan under which its residential and small commercial customers could smooth the impact of price increases when generation rate caps expire in 2010. The proposed phase-in plan would provide customers the option of paying additional amounts on their electric bills beginning in mid-2008 and continuing through 2009. Funds collected during 2008 and

2009, plus accrued interest, would be applied to 2010 and 2011 electric bills, mitigating the impact of the rate cap expiration. PPL Electric requested expedited consideration by the PUC. Ten parties have filed responses to PPL Electric's petition, primarily because PPL Electric's proposal would offer the program on an "opt-out" basis (i.e., customers would be enrolled automatically and affirmatively have to "opt-out" if they choose not to participate). The parties have reached a settlement of this proceeding under which PPL Electric has agreed to change the "opt-out" approach to an "opt-in" approach (i.e., customers would have to affirmatively enroll). In addition, PPL Electric has agreed to make the program available to customers enrolled in budget billing. On February 27, 2008, the settlement agreement was filed with the Administrative Law Judge assigned to this case. The settlement must be approved by the Administrative Law Judge and the PUC.

Certain Pennsylvania legislators have introduced or are contemplating the introduction of legislation to extend generation rate caps or otherwise limit cost recovery through rates for Pennsylvania utilities beyond their transition periods, which in PPL Electric's case would be December 31, 2009. PPL and PPL Electric have expressed strong concern regarding the severe potential consequences of such legislation on customer service, system reliability, adequate future generation supply and PPL Electric's financial viability. If such legislation or similar legislation is enacted, PPL Electric could experience operating losses, cash flow shortfalls and other adverse financial impacts. In addition, continuing uncertainty regarding PPL Electric's ability to recover its market supply and other costs of operation after 2009 could adversely impact its credit quality, financing costs and availability of credit facilities necessary to operate its business. In addition, PPL and PPL Electric believe that such an extension of rate caps, if enacted into law, would violate federal law and the U.S. Constitution. At this time, PPL and PPL Electric cannot predict the final outcome or impact of this legislative and regulatory process.

Statement of Income Analysis – Domestic Gross Energy Margins

The following table provides pre-tax changes in the income statement line items that comprise domestic gross energy margins.

	2007 vs. 2006	2006 vs. 2005
Utility	**$ 259**	$126
Unregulated retail electric	**11**	(10)
Wholesale energy marketing	**(60)**	441
Net energy trading margins	**6**	3
Other revenue adjustments [(a)]	**(115)**	(5)
Total revenues	**101**	555
Fuel	**143**	(33)
Energy purchases	**(253)**	346
Other cost adjustments [(a)]	**10**	56
Total cost of sales	**(100)**	369
Domestic gross energy margins	**$ 201**	$186

(a) Adjusted to exclude the impact of any revenues and costs not associated with domestic gross energy margins, consistent with the way management reviews domestic gross energy margins internally. These exclusions include revenues and energy costs related to the international operations of PPL Global, the domestic delivery operations of PPL Electric, revenues prior to 2007 associated with the settlement of Wallingford cost-based rates (see Note 15 to the Financial Statements for additional information) and an accrual for the loss contingency related to the PJM billing dispute in 2005 and 2006 (see Note 15 to the Financial Statements for additional information). Also adjusted to include the margins of the Griffith and Sundance plants prior to their sales in June 2006 and May 2005, which are included in Discontinued Operations, and gains or losses on sales of emission allowances, which are included in "Other operation and maintenance" expenses on the Statements of Income.

Changes in Domestic Gross Energy Margins By Region

Domestic gross energy margins are generated through PPL's non-trading and trading activities. PPL manages its non-trading energy business on a geographic basis that is aligned with its generation assets. Additionally, beginning in 2006, PPL further segregates non-trading activities into two categories: hedge activity and economic activity. Economic activity represents the net unrealized effect of derivative transactions that are entered into as economic hedges, and that do not qualify for hedge accounting, or for which hedge accounting was not elected, under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted.

	2007 vs. 2006	2006 vs. 2005
Non-trading		
Eastern U.S.	**$180**	$161
Western U.S.	**27**	12
Net energy trading	**(6)**	13
Domestic gross energy margins	**$201**	$186

Eastern U.S.

Eastern U.S. non-trading margins, excluding results from economic activity and hedge ineffectiveness, were $119 million higher in 2007 compared with 2006. This increase was primarily due to new full requirements supply contracts and higher wholesale market prices for electricity. Also contributing to the improvement was increased generation output from PPL's nuclear and coal generating facilities. Nuclear generation was 2% higher in 2007. Coal generation was up slightly in 2007 despite the retirement of Martins Creek Units 1 and 2 in September.

Eastern U.S. non-trading margins that resulted from economic activity and hedge ineffectiveness were $61 million higher in 2007 compared with 2006. This change relates to gains in electricity positions, including a $19 million increase in the fair value of capacity contracts in PJM related to PJM's implementation of its Reliability Pricing Model (RPM). Prior to the RPM, PPL recorded valuation reserves for capacity contracts due to the lack of liquidity and reliable, observable prices in the marketplace. With the implementation of the RPM and the completion of PJM capacity auctions, forward capacity prices became sufficiently observable and PPL no longer reserves for capacity contracts in PJM.

Eastern U.S. non-trading margins, excluding results from economic activity and hedge ineffectiveness, were $166 million higher in 2006 compared with 2005, primarily due to higher PLR sales prices and higher wholesale prices. PLR sales prices were 8.4% higher in 2006, in accordance with the schedule established by the PUC Final Order. Partially offsetting these higher margins was lower nuclear generation of 3%, as well as higher coal and nuclear fuel prices, which were up 12% and 10%.

Eastern U.S. non-trading margins that resulted from economic activity and hedge ineffectiveness were $5 million lower in 2006 compared with 2005.

Western U.S.

Western U.S. non-trading margins, excluding results from economic activity and hedge ineffectiveness, were $30 million higher in 2007 compared with 2006. This increase was primarily due to higher market prices for electricity combined with increased generation from the coal-fired generating facilities. Coal generation was 6% higher in 2007.

Western U.S. non-trading margins that resulted from economic activity and hedge ineffectiveness were $3 million lower in 2007 compared with 2006.

Western U.S. non-trading margins, excluding results from economic activity and hedge ineffectiveness, were $10 million higher in 2006 compared with 2005, primarily due to higher wholesale prices. Also contributing to the increase was a 6% increase in hydroelectric generation. Partially offsetting these improvements were higher coal prices, which were up 14%, and the sale of PPL's 50% interest in the Griffith plant in June 2006 and the sale of PPL's Sundance plant in May 2005. See Note 10 to the Financial Statements for additional information on these sales.

Western U.S. non-trading margins that resulted from economic activity and hedge ineffectiveness were $2 million higher in 2006 compared with 2005.

Net Energy Trading

PPL enters into energy contracts to take advantage of market opportunities. As a result, PPL may at times create a net open position in its portfolio that could result in significant losses if prices do not move in the manner or direction anticipated. The margins from these trading activities are reflected in the Statements of Income as "Net energy trading margins." These physical and financial contracts cover trading activity associated with electricity, gas and oil.

Net energy trading margins decreased by $6 million in 2007 compared with 2006. Energy trading margins from realized transactions decreased $10 million and were partially offset by an increase in unrealized transactions of $4 million.

Net energy trading margins increased by $13 million in 2006 compared with 2005. Energy trading margins from unrealized transactions increased $14 million and were partially offset by a decrease in realized transactions of $1 million. This change in unrealized transactions was primarily due to contracts reclassified as trading activity from hedge (non-trading) transactions related to the Griffith plant after the announced plan to sell PPL's interest in the plant.

The realized physical volumes for electricity and gas associated with energy trading were:

	2007	2006	2005
GWh	**13,290**	7,724	5,800
Bcf	**16.1**	21.5	13.4

Utility Revenues

The increases in utility revenues were attributable to:

	2007 vs. 2006	2006 vs. 2005
Domestic:		
Retail electric revenue (PPL Electric)		
PLR electric delivery	**$109**	$127
Electric delivery	**43**	(38)
Other		(2)
International:		
U.K. retail electric revenue	**31**	45
U.K. foreign currency exchange rates	**76**	(6)
	$259	$126

The increases in utility revenues for 2007 compared with 2006, excluding foreign currency exchange rate impacts, were primarily due to:

- higher PLR revenues and electric delivery revenues, primarily due to a 4% increase in sales volume. This increase was primarily due to the impact of favorable weather in 2007 on residential and commercial sales and to normal load growth; and
- higher U.K. utility revenues, primarily due to an increase in prices effective April 1, 2007, favorable changes in customer mix and an increase in engineering services performed for third parties. The increase was partially offset by a 3% decrease in sales volume, primarily due to milder weather in 2007.

The increases in utility revenues for 2006 compared with 2005, excluding foreign currency exchange rate impacts, were primarily due to:

- higher PLR revenues resulting from an 8.4% rate increase, offset by a decrease in domestic electric delivery revenues, resulting from a decrease in sales volume due in part to milder weather in 2006; and
- higher U.K. utility revenues, primarily due to higher average prices and favorable changes in customer mix.

Energy-related Businesses

Energy-related businesses contributed $27 million more to operating income in 2007 compared with 2006. The increase was primarily attributable to:

- $61 million of higher pre-tax contributions from synfuel projects. This reflects a $66 million net gain on the settlement of options purchased to hedge the risk associated with the phase-out of the synthetic fuel tax credits and an impairment charge of $10 million on the synfuel-related assets in 2006, partially offset by $15 million of higher operating losses due to higher production levels in 2007; and
- a $9 million increase related to PPL's mechanical contracting and engineering subsidiaries; partially offset by
- a $39 million impairment of domestic telecommunication assets that were sold in August 2007 (see Note 9 to the Financial Statements).

Energy-related businesses contributed $29 million more to operating income in 2006 compared with 2005. The increase was primarily attributable to:

- $18 million of lower pre-tax losses from synfuel projects. This reflects $29 million of lower operating losses due to lower production levels, partially offset by an impairment charge of $10 million recorded in 2006 on the synfuel-related assets; and
- an $8 million increase from its domestic telecommunications subsidiary, due to an increase in transport-related sales, as well as reduced spending on a product line (before depreciation, interest expense and income taxes).

See Note 15 to the Financial Statements for additional information on the shutdown of the synfuel facilities in 2007.

Other Operation and Maintenance

The changes in other operation and maintenance expenses were due to:

	2007 vs. 2006	2006 vs. 2005
Realization of benefits related to Black Lung Trust assets in 2006 (Note 13)	**$ 36**	$(36)
Impairment of certain transmission rights (Note 15)	**23**	
WPD engineering services performed for third parties	**19**	4
U.K. foreign currency exchange rates	**19**	
Reduction in Enron reserve in 2006 (Note 15)	**19**	(19)
Salary expense	**12**	6
Defined benefit costs (Note 13)	**11**	34
Martins Creek ash basin remediation (Note 15)	**11**	(59)
Domestic and international workforce reductions	**11**	
Outage costs at generating stations	**10**	40
WPD insurance adjustment	**7**	
Stock-based compensation expense (Note 12)	**7**	10
PUC-reportable storm costs	**6**	9
Domestic distribution system reliability work, including tree trimming	**6**	19
WPD distribution costs	**5**	
Costs associated with severe ice storms in January 2005 (Note 1)		(16)
Subsequent deferral of a portion of costs associated with January 2005 ice storms (Note 1)		12
Accelerated amortization of stock-based compensation (Note 1)		(18)
NorthWestern litigation payment		(9)
U.K. metering expense		4
U.K. reserve related to contractor dispute		4
Union contract ratification bonus		7
PJM system control and dispatch services		(6)
Retired miners' medical benefits		(7)
Equipment lease expense	**(4)**	(4)
Hurricane Isabel (Note 1)	**(11)**	11
Gains on sales of emission allowances	**(87)**	3
Other	**7**	4
	$107	$ (7)

Depreciation

Increases in depreciation expense were due to:

	2007 vs. 2006	2006 vs. 2005
Additions to PP&E	**$ 31**	$26
U.K. foreign currency exchange rates	**13**	(1)
Purchase in 2006 of equipment previously leased (Note 11)	**9**	4
Reduction of useful lives of certain WPD distribution assets (Note 1)	**4**	3
Extension of useful lives of certain generation assets (Note 1)		(2)
Impact of not depreciating held for sale telecommunications assets (Note 9)	**(10)**	
Extension of useful lives of certain WPD network assets (Note 1)	**(18)**	
Other	**(2)**	
	$ 27	$30

Taxes, Other Than Income

Taxes, other than income, increased by $17 million in 2007 compared with 2006. The increase was primarily due to:

- a $12 million increase in domestic gross receipts tax expense, which is passed through to customers, resulting from a 4% increase in sales volume;
- a $5 million increase from changes in U.K. foreign currency exchange rates; and
- a $4 million increase in WPD property taxes, attributable to a $2 million refund credit in 2006 and inflation; partially offset by
- a $4 million decrease in domestic capital stock tax expense.

Other Income – net

See Note 17 to the Financial Statements for details of other income and deductions.

Financing Costs

The changes in financing costs, which include "Interest Expense" and "Dividends on Preferred Securities of a Subsidiary," were due to:

	2007 vs. 2006	2006 vs. 2005
Long-term debt interest expense	**$ 43**	$ (6)
U.K. foreign currency exchange rates	**14**	(1)
Interest accrued for PJM billing dispute (Note 15)	**7**	(12)
Hedging activities	**4**	24
Dividends on 6.25% Series Preference Stock issued in April 2006 (Note 7)	**4**	12
Short-term debt interest expense	**3**	(4)
Write-off in 2005 of financing costs associated with PPL Energy Supply's 2.625% Convertible Senior Notes due to the market price trigger being met		(6)
Amortization of debt issuance costs	**(3)**	(6)
Redemption of 8.23% Subordinated Debentures in February 2007 (Note 16)	**(7)**	(1)
Capitalized interest	**(35)**	(15)
Other	**1**	2
	$ 31	$(13)

Income Taxes

The changes in income taxes were due to:

	2007 vs. 2006	2006 vs. 2005
Higher pre-tax book income	**$ 77**	$ 97
Transfer of WPD tax items in 2006 (Note 5)	**20**	(20)
Nonconventional fuel and other tax credits	**1**	49
Tax on foreign earnings	**(4)**	1
Tax return adjustments (Note 5)	**(15)**	15
Tax reserve adjustments (Note 5)	**(19)**	
U.K. rate change (Note 5)	**(54)**	
Other	**(4)**	(2)
	$ 2	$140

See Note 5 to the Financial Statements for details on effective income tax rates.

Discontinued Operations

In the third quarter of 2007, PPL recognized a $23 million deferred tax charge in connection with the anticipated sale of PPL's natural gas distribution and propane businesses. In the fourth quarter of 2007, PPL recorded a $21 million impairment, net of a $1 million tax benefit. See Note 10 to the Financial Statements for additional information on the operating results recorded in 2007, 2006 and 2005.

In the second quarter of 2007, PPL recorded an $89 million gain, net of a $5 million tax expense, in connection with the sale of its El Salvadoran regulated electricity delivery business. In the third quarter of 2007, PPL also sold its Bolivian businesses. In connection with this sale, PPL recorded a $20 million impairment, net of a $17 million tax benefit. In the fourth quarter of 2007, PPL recorded a $197 million gain, net of a $109 million tax expense, in connection with the sale of its Chilean business.

In 2006, PPL recorded a $23 million loss, net of a $16 million tax benefit, in connection with the sale of its ownership interest in the Griffith plant. Also included in Discontinued Operations is the acceleration of $7 million, after tax, of net unrealized gains on derivatives associated with the Griffith plant.

In 2005, PPL recorded a $47 million loss, net of a $26 million tax benefit, in connection with the sale of its Sundance plant.

See Note 10 to the Financial Statements for additional information on the above sales, and information regarding operating results recorded prior to the sales.

Cumulative Effect of a Change in Accounting Principle

In 2005, PPL adopted FIN 47, "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143." FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional ARO when incurred if the fair value of the ARO can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an ARO. Application of the interpretation resulted in a cumulative effect of a change in accounting principle that decreased net income by $8 million in 2005. See Note 21 to the Financial Statements for additional information.

Financial Condition

Liquidity and Capital Resources

PPL is focused on maintaining its investment grade credit profile by maintaining an appropriate liquidity position and a strong balance sheet. PPL believes that its cash on hand, short-term investments, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken as a whole, provide sufficient resources to fund its ongoing operating requirements, future security maturities and estimated future capital expenditures. PPL currently expects cash, cash equivalents and short-term investments at the end of 2008 to be approximately $500 million and expects to increase its credit facility capacity up to approximately $5.0 billion in 2008. However, PPL's cash flows from operations and access to cost-effective bank and capital markets are subject to risks and uncertainties including, but not limited to:

- changes in market prices for electricity;
- changes in commodity prices that may increase the cost of producing power or decrease the amount PPL receives from selling power;
- operational, price and credit risks associated with selling and marketing products in the wholesale power markets;
- significant switching by PPL Electric's customers to or from alternative suppliers that would impact the level of sales under the PLR contracts;
- ineffectiveness of the trading, marketing and risk management policy and programs used to mitigate PPL's risk exposure to adverse electricity and fuel prices, interest rates, foreign currency exchange rates and counterparty credit;
- unusual or extreme weather that may damage PPL's transmission and distribution facilities or affect energy sales to customers;
- reliance on transmission and distribution facilities that PPL does not own or control to deliver its electricity and natural gas;
- unavailability of generating units (due to unscheduled or longer-than-anticipated generation outages, weather and natural disasters) and the resulting loss of revenues and additional costs of replacement electricity;
- the ability to recover and the timeliness and adequacy of recovery of costs associated with regulated utility businesses;
- costs of compliance with existing and new environmental laws and with new security and safety requirements for nuclear facilities;
- any adverse outcome of legal proceedings and investigations with respect to PPL's current and past business activities; and
- a downgrade in PPL's or its rated subsidiaries' credit ratings that could adversely affect their ability to access capital and increase the cost of maintaining credit facilities and any new debt.

At December 31, PPL had the following:

	2007	2006	2005
Cash and cash equivalents	**$430**	$ 794	$555
Short-term investments	**108**	359	63
	$538	$1,153	$618
Short-term debt	**$ 92**	$ 42	$214

At December 31, 2007, PPL had $15 million of auction rate securities in its portfolio of short-term investments. Recent investor concerns over insurers who guarantee the credit of certain of the underlying securities and other conditions have resulted in some investors of auction rate securities being unable to sell such securities at auction. This has resulted in investors continuing to own these securities, generally at higher interest rates, until the subsequent auction. As of December 31, 2007, PPL did not have material exposure to loss given the high quality of the underlying securities and the amount of auction rate securities held.

The changes in PPL's cash and cash equivalents position resulted from:

	2007	2006	2005
Net Cash Provided by Operating Activities	**$ 1,571**	$ 1,758	$1,388
Net Cash Used in Investing Activities	**(614)**	(1,617)	(779)
Net Cash (Used in) Provided by Financing Activities	**(1,326)**	95	(676)
Effect of Exchange Rates on Cash and Cash Equivalents	**5**	3	6
Net (Decrease) Increase in Cash and Cash Equivalents	**$ (364)**	$ 239	$ (61)

Operating Activities

Net cash provided by operating activities decreased by 11%, or $187 million, in 2007 compared with 2006, primarily as a result of increased expenditures for fuel and increased U.S. income tax payments, a portion of which related to taxes incurred in connection with the sale of PPL's Latin American businesses, partially offset by higher revenues in 2007 compared with 2006. The higher revenues resulted primarily from higher wholesale market prices for electricity in the U.S. and increased domestic sales volumes, primarily due to the impact of favorable weather in 2007 on residential and commercial sales and normal load growth.

Net cash provided by operating activities increased by 27%, or $370 million, in 2006 compared with 2005, primarily as a result of higher domestic retail electric revenues resulting from an 8.4% increase in PLR sales prices and increased international delivery revenues, predominantly related to price increases and changes in customer mix. The increase from 2005 to 2006 was also due, to a lesser extent, to reduced expenditures for oil in 2006 as a result of building up inventory in 2005. These increases were partially offset by a decrease in domestic delivery revenues resulting from a decrease in sales volumes, due in part to milder weather in 2006, increased expenditures for coal and increased U.S. income tax payments, primarily due to lower utilization of foreign tax credits in 2006.

PPL expects to continue to maintain stable cash provided by operating activities as a result of its power sales commitments from wholesale and retail customers and long-term fuel purchase contracts. PPL estimates that, on average, approximately 91% of its expected annual generation output for the period 2008 through 2009 is committed under power sales contracts. PPL has and will continue to layer in power sales contracts in the wholesale markets for the capacity and energy currently committed under the PLR supply contracts with PPL Electric, which expire at the end of 2009. Based on the way in which the wholesale markets have developed over the last several years, PPL expects that new contracts are likely to continue to be of a shorter duration than the PLR supply contracts, which at inception had terms of approximately nine years.

PPL's contracts for the sale and purchase of electricity and fuel often require cash collateral or other credit enhancements, or reductions or terminations of a portion of the entire contract through cash settlement, in the event of a downgrade of PPL's or its subsidiaries' credit ratings or adverse changes in market prices. For example, in addition to limiting its trading ability, if PPL's or its subsidiaries' ratings were lowered to below "investment grade" and energy prices increased by 10%, PPL estimates that, based on its December 31, 2007 positions, it would have had to post additional collateral of approximately $829 million, compared with $387 million at December 31, 2006. PPL has in place risk management programs that are designed to monitor and manage its exposure to volatility of cash flows related to changes in energy and fuel prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operating performance of its generating units.

Investing Activities

The primary use of cash in investing activities is capital expenditures. See "Forecasted Uses of Cash" for detail regarding capital expenditures in 2007 and projected expenditures for the years 2008 through 2012.

Net cash used in investing activities decreased 62%, or $1.0 billion, in 2007 compared with 2006 primarily as a result of aggregate proceeds of $898 million received from the sale of PPL's Latin American businesses and telecommunication operations in 2007 compared to $110 million received from the sale of its interest in the Griffith plant in 2006, as well as a change of $555 million from purchases and sales of short-term investments and a change of $104 million from purchases and sales of emission allowances. These increases were partially offset by an increase of $291 million in capital expenditures, primarily as a result of the construction of pollution control equipment at coal-fired plants in Pennsylvania, and an increase of $113 million in the additional amount of cash that became restricted.

Net cash used in investing activities increased 108%, or $838 million, in 2006 compared with 2005. There were a few items that contributed to this increase. Capital expenditures increased $583 million, primarily as a result of the construction of pollution control equipment at coal-fired plants in Pennsylvania, as discussed in Note 15 to the Financial Statements, and $107 million related to the purchase of leased equipment. See Note 11 to the Financial Statements for further discussion of the 2006 purchase of leased equipment in connection with the termination of the related master lease agreements. Additionally, there was a change of $298 million from purchases and sales of short-term investments, and PPL received $80 million less in proceeds from the sale of power plants in 2006 compared with 2005. The impact of the above items was partially offset by a change of $75 million from purchases and sales of emission allowances and a decrease of $22 million in the additional amount of cash that became restricted.

Financing Activities

Net cash used in financing activities was $1.3 billion in 2007, compared with net cash provided by financing activities of $95 million in 2006 and net cash used in financing activities of $676 million in 2005. The change from 2006 to 2007 primarily reflects reduced issuances of long-term debt and equity securities in 2007, as well as repurchases of common stock under a $750 million stock repurchase program approved by PPL's Board of Directors in June 2007. The change from 2005 to 2006 primarily reflects increased issuances of long-term debt, as well as the issuance of preference stock in 2006.

In 2007, cash used in financing activities primarily consisted of net debt retirements of $170 million, the repurchase of 14,929,892 shares of common stock for $712 million and common and preferred dividends paid of $477 million, partially offset by $32 million of common stock sale proceeds. See Note 8 to the Financial Statements for a discussion of the common stock repurchase program.

In 2006, cash provided by financing activities primarily consisted of net debt issuances of $277 million, net proceeds of $245 million from the issuance of preference stock and $21 million of common stock sale proceeds, partially offset by common and preferred dividends paid of $419 million. See Note 7 to the Financial Statements for information regarding the preference stock issued by PPL Electric.

In 2005, cash used in financing activities primarily consisted of net debt retirements of $340 million and common and preferred dividends paid of $349 million, partially offset by common stock sale proceeds of $37 million.

See "Forecasted Sources of Cash" for a discussion of PPL's plans to issue debt and equity securities, as well as a discussion of credit facility capacity available to PPL. Also see "Forecasted Uses of Cash" for a discussion of PPL's plans to pay dividends on its common and preferred securities and repurchase common stock in the future, as well as maturities of PPL's long-term debt.

PPL's debt financing activity in 2007 was:

	Issuances [a]	Retirements
PPL Capital Funding Junior Subordinated Notes	$ 499	
PPL Capital Funding Senior Unsecured Notes	100	
PPL Capital Funding Medium-Term Notes		$ (283)
PPL Energy Supply Senior Unsecured Notes	49	
PPL Energy Supply Tax-Exempt Financing	81	
PPL Energy Supply Convertible Senior Notes [b]		(45)
PPL Electric Senior Secured Bonds	250	(255)
PPL Transition Bond Company Transition Bonds		(300)
WPD Subordinated Debentures [c]		(114)
WPD Senior Unsecured Notes [d]		(211)
Latin America Long-Term Debt	6	(8)
PPL Electric short-term debt (net change)		(1)
WPD short-term debt (net change)	51	
Bolivia short-term debt (net change)	11	
Total	$1,047	$(1,217)
Net decrease		$ (170)

[a] Amounts are net of pricing discounts, where applicable.

[b] See Notes 4 and 8 to the Financial Statements for information on the terms of the Convertible Senior Notes and discussion of conversions during 2007.

[c] Retirement includes $29 million to settle related cross-currency swaps.

[d] Retirement includes $36 million to settle related cross-currency swaps.

See Note 8 to the Financial Statements for more detailed information regarding PPL's financing activities in 2007.

Forecasted Sources of Cash

PPL expects to continue to have significant sources of cash available in the near term, including various credit facilities, commercial paper programs, an asset-backed commercial paper program, operating leases and, in the second half of 2008, the anticipated sale of its natural gas distribution and propane businesses. PPL also expects to continue to have access to debt and equity capital markets, as necessary, for its long-term financing needs.

Credit Facilities

At December 31, 2007, PPL's total committed borrowing capacity under credit facilities and the use of this borrowing capacity were:

	Committed Capacity	Borrowed	Letters of Credit Issued [e]	Available Capacity
PPL Electric Credit Facility [a]	$ 200			$ 200
PPL Energy Supply Credit Facilities [b]	3,900		$683	3,217
WPD (South West) Credit Facilities [c]	314		4	310
WPDH Limited Credit Facility [d]	308			308
Total	$4,722		$687	$4,035

[a] Borrowings under PPL Electric's credit facility generally bear interest at LIBOR-based rates plus a spread, depending upon the company's public debt rating. PPL Electric also has the capability to cause the lenders to issue up to $200 million of letters of credit under this facility, which issuances reduce available borrowing capacity. Under certain conditions, PPL Electric may request that the facility's capacity be increased by up to $100 million.

The credit facility contains a financial covenant requiring debt to total capitalization to not exceed 70%. At December 31, 2007 and 2006, PPL Electric's consolidated debt to total capitalization percentages, as calculated in accordance with its credit facility, were 47% and 48%. The credit facility also contains standard representations and warranties that must be made for PPL Electric to borrow under it.

[b] PPL Energy Supply has the ability to borrow $3.7 billion under its credit facilities. Such borrowings generally bear interest at LIBOR-based rates plus a spread, depending upon the company's public debt rating. PPL Energy Supply also has the capability to cause the lenders to issue up to $3.9 billion of letters of credit under these facilities, which issuances reduce available borrowing capacity. Under certain conditions, PPL Energy Supply may request that the capacity of one of its facilities be increased by up to $500 million.

These credit facilities contain a financial covenant requiring debt to total capitalization to not exceed 65%. At December 31, 2007 and 2006, PPL Energy Supply's consolidated debt to total capitalization percentage, as calculated in accordance with its credit facilities, was 36% and 35%. The credit facilities also contain standard representations and warranties that must be made for PPL Energy Supply to borrow under them.

[c] WPD (South West) has two credit facilities: one under which it can make cash borrowings and another under which it has the capability to cause the lender to issue up to approximately £3 million (approximately $5 million at December 31, 2007) of letters of credit. Borrowings bear interest at LIBOR-based rates plus a spread, depending upon the company's public debt rating.

The credit facility under which it can make cash borrowings contains financial covenants that require WPD (South West) to maintain an interest coverage ratio of not less than 3.0 times consolidated earnings before income taxes, depreciation and amortization and a regulatory asset base (RAB) at £150 million greater than total gross debt, in each case as calculated in accordance with the credit facility. At December 31, 2007 and 2006, WPD (South West)'s interest coverage ratios, as calculated in accordance with its credit facility, were 4.4 and 5.3. At December 31, 2007 and 2006, WPD (South West)'s RAB, as calculated in accordance with the credit facility, exceeded its total gross debt by £349 million and £247 million.

[d] Borrowings under WPDH Limited's credit facility bear interest at LIBOR-based rates plus a spread, depending upon the company's public debt rating.

This credit facility contains financial covenants that require WPDH Limited to maintain an interest coverage ratio of not less than 3.0 times consolidated earnings before income taxes, depreciation and amortization and a RAB that exceeds total net debt by the higher of an amount equal to 15% of total net debt or £150 million, in each case as calculated in accordance with the credit facility. At December 31, 2007, WPDH Limited's interest coverage ratio, as calculated in accordance with its credit facility, was 4.0. At December 31, 2007, WPDH Limited's RAB, as calculated in accordance with the credit facility, exceeded its total net debt by £548 million, or 54%.

[e] The borrower under each of these facilities has a reimbursement obligation to the extent any letters of credit are drawn upon. The letters of credit issued as of December 31, 2007, generally expire in 2008.

In addition to the financial covenants noted in the table above, these credit agreements contain various other covenants. Failure to comply with the covenants after applicable grace periods could result in acceleration of repayment of borrowings and/or termination of the agreements. PPL monitors compliance with the covenants on a regular basis. At December 31, 2007, PPL was in material compliance with these covenants. At this time, PPL believes that these covenants and other borrowing conditions will not limit access to these funding sources.

During 2008, PPL intends to maintain its existing credit facility capacity, which may require the renewal and extension of certain facilities. In addition, PPL expects to increase its credit facility capacity by up to $500 million in 2008. See Note 8 to the Financial Statements for further discussion of PPL's credit facilities.

Commercial Paper

PPL Energy Supply and PPL Electric maintain commercial paper programs for up to $500 million for PPL Energy Supply and for up to $200 million for PPL Electric to provide an additional financing source to fund their short-term liquidity needs, if and when necessary. Commercial paper issuances are supported by certain credit agreements of each company. Neither PPL Energy Supply nor PPL Electric had commercial paper outstanding at December 31, 2007 and 2006. During 2008, PPL Energy Supply and PPL Electric may issue commercial paper from time to time to facilitate short-term cash flow needs. Additionally, PPL Energy Supply expects to increase the size of its commercial paper program to $1.0 billion in 2008.

Asset-Backed Commercial Paper Program

PPL Electric participates in an asset-backed commercial paper program through which it obtains financing by selling and contributing its eligible accounts receivable and unbilled revenues to a special purpose, wholly-owned subsidiary on an ongoing basis. The subsidiary pledges these assets to secure loans of up to an aggregate of $150 million from a commercial paper conduit sponsored by a financial institution. PPL Electric uses the proceeds from the program for general corporate purposes and to cash collateralize letters of credit. At December 31, 2007 and 2006, loan balances outstanding were $41 million and $42 million, all of which were being used to cash collateralize letters of credit. See Note 8 to the Financial Statements for further discussion of the asset-backed commercial paper program.

Operating Leases

PPL and its subsidiaries also have available funding sources that are provided through operating leases. PPL's subsidiaries lease office space, land, buildings and certain equipment. These leasing structures provide PPL with additional operating and financing flexibility. The operating leases contain covenants that are typical for these agreements, such as maintaining insurance, maintaining corporate existence and timely payment of rent and other fees.

PPL, through its subsidiary PPL Montana, leases a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3, under four 36-year, non-cancelable operating leases. These operating leases are not recorded on PPL's Balance Sheets. The leases place certain restrictions on PPL Montana's ability to incur additional debt, sell assets and declare dividends. At this time, PPL believes that these restrictions will not limit access to these funding sources or cause acceleration or termination of the leases. See Note 8 to the Financial Statements for a discussion of other dividend restrictions related to PPL subsidiaries.

See Note 11 to the Financial Statements for further discussion of the operating leases.

Anticipated Sale of Gas and Propane Businesses

In 2007, PPL announced its intention to sell its natural gas distribution and propane businesses. PPL expects the sale to be completed during the second half of 2008. Proceeds from the sale are expected to be used to invest in growth opportunities in PPL's core electricity supply and delivery businesses and/or for the repurchase of securities, including PPL common stock.

Long-Term Debt and Equity Securities

Subject to market conditions in 2008, PPL and its subsidiaries currently plan to issue up to $600 million in long-term debt securities. PPL expects to use the proceeds primarily to fund capital expenditures, to fund redemptions of existing debt and for general corporate purposes. PPL currently does not plan to issue significant amounts of common stock in 2008.

Forecasted Uses of Cash

In addition to expenditures required for normal operating activities, such as purchased power, payroll, fuel and taxes, PPL currently expects to incur future cash outflows for capital expenditures, various contractual obligations, payment of dividends on its common and preferred securities and possibly the repurchase of a portion of its common stock, beginning in 2009.

Capital Expenditures

The table below shows PPL's actual spending for the year 2007 and current capital expenditure projections for the years 2008 through 2012.

	Actual	Projected				
	2007	2008	2009	2010	2011	2012
Construction expenditures [a]						
Generating facilities	$ 313	$ 376	$ 448	$ 474	$ 349	$ 249
Transmission and distribution facilities	612	554	608	713	843	839
Environmental	587	461	169	57	129	45
Other	91	116	69	73	64	70
Total Construction Expenditures	1,603	1,507	1,294	1,317	1,385	1,203
Nuclear fuel	82	102	162	173	171	173
Total Capital Expenditures	$1,685	$1,609	$1,456	$1,490	$1,556	$1,376

[a] Construction expenditures include capitalized interest and AFUDC, which are expected to be approximately $270 million for the 2008-2012 period.

PPL's capital expenditure projections for the years 2008-2012 total approximately $7.5 billion. Capital expenditure plans are revised periodically to reflect changes in operational, market and regulatory conditions. This table includes projected costs related to the planned 331 MW incremental capacity increases.

See Note 15 to the Financial Statements for additional information regarding the installation cost of sulfur dioxide scrubbers and other pollution control equipment, which comprise most of the "Environmental" expenditures noted above.

PPL plans to fund all of its capital expenditures in 2008 with cash on hand, cash from operations and the issuance of debt securities.

Contractual Obligations

PPL has assumed various financial obligations and commitments in the ordinary course of conducting its business. At December 31, 2007, the estimated contractual cash obligations of PPL were:

Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt [a]	$ 7,555	$ 678	$ 687	$ 502	$ 5,688
Interest on Long-term Debt [b]	9,016	434	763	700	7,119
Capital Lease Obligations					
Operating Leases	598	52	109	109	328
Purchase Obligations [c]	7,009	1,687	1,969	1,029	2,324
Other Long-term Liabilities Reflected on the Balance Sheet under GAAP [d] [e]	236	75	148	13	
Total Contractual Cash Obligations	$24,414	$2,926	$3,676	$2,353	$15,459

(a) Reflects principal maturities only. See Note 4 to the Financial Statements for a discussion of conversion triggers related to PPL Energy Supply's 2.625% Convertible Senior Notes. Also, see Statements of Long-term Debt for a discussion of the remarketing feature related to PPL Energy Supply's 5.70% REset Put Securities and the inclusion of $10 million of long-term debt that has been classified as held for sale.

(b) Assumes interest payments through maturity, except for the 2.625% Convertible Senior Notes. The payments herein are subject to change, as payments for debt that is or becomes variable-rate debt have been estimated and payments denominated in British pounds sterling have been translated to U.S. dollars at a current foreign currency exchange rate.

(c) The payments reflected herein are subject to change, as certain purchase obligations included are estimates based on projected obligated quantities and/or projected pricing under the contracts. Purchase orders made in the ordinary course of business are excluded from the amounts presented. The payments also include obligations related to nuclear fuel and the installation of the scrubbers, which are also reflected in the Capital Expenditures table presented above.

(d) The amounts reflected represent WPD's contractual deficit pension funding requirements arising from an actuarial valuation performed in March 2007. The U.K. electricity regulator currently allows a recovery of a substantial portion of the contributions relating to the plan deficit; however, WPD cannot be certain that this will continue beyond the current review period, which extends to March 31, 2010.

Based on the current funded status of PPL's U.S. qualified pension plans, no contributions are required. See Note 13 to the Financial Statements for a discussion of expected contributions.

(e) At December 31, 2007, total unrecognized tax benefits of $189 million were excluded from this table as PPL cannot reasonably estimate the amount and period of future payments. See Note 5 to the Financial Statements for additional information.

Dividends

PPL views dividend growth as an integral component of shareowner return and expects to continue its trend of common stock dividend increases. In 2007, PPL increased the annualized dividend rate on its common stock from $1.10 to $1.22 per share, effective with the April 1, 2007 dividend payment. In 2008, PPL increased the annualized dividend rate on its common stock from $1.22 to $1.34 per share, effective with the April 1, 2008 dividend payment. Future dividends will be declared at the discretion of the Board of Directors and will depend upon available earnings, cash flows, financial requirements and other relevant factors at the time. As discussed in Note 8 to the Financial Statements, PPL may not declare or pay any cash dividend on its common stock during any period in which PPL Capital Funding defers interest payments on its 2007 Series A Junior Subordinated Notes due 2067.

PPL Electric expects to continue to pay quarterly dividends on its outstanding preferred securities, if and as declared by its Board of Directors.

See Note 8 to the Financial Statements for other restrictions related to distributions on capital interests for PPL subsidiaries.

Common Stock Repurchase

Given its strong internal cash flows and credit profile, PPL expects to repurchase additional shares of its common stock beginning in 2009, absent better opportunities to enhance shareowner value at that time through business growth investments. Any such repurchases will require the approval of PPL's Board of Directors.

Credit Ratings

Moody's, S&P and Fitch periodically review the credit ratings on the debt and preferred securities of PPL and its subsidiaries. Based on their respective independent reviews, the rating agencies may make certain ratings revisions or ratings affirmations.

A credit rating reflects an assessment by the rating agency of the creditworthiness associated with an issuer and particular securities that it issues. The credit ratings of PPL and its subsidiaries are based on information provided by PPL and other sources. The ratings of Moody's, S&P and Fitch are not a recommendation to buy, sell or hold any securities of PPL or its subsidiaries. Such ratings may be subject to revisions or withdrawal by the agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to the securities. A downgrade in PPL's or its subsidiaries' credit ratings could result in higher borrowing costs and reduced access to capital markets.

The following table summarizes the credit ratings of PPL and its rated subsidiaries at December 31, 2007.

	Moody's	S&P	Fitch [a]
PPL			
Issuer Rating	Baa2	BBB	BBB
Outlook	STABLE	STABLE	STABLE
PPL Energy Supply [b]			
Issuer Rating		BBB	BBB
Senior Unsecured Notes	Baa2	BBB	BBB+
Commercial Paper	P-2	A-2	F2
Outlook	STABLE	STABLE	STABLE
PPL Capital Funding			
Issuer Rating			BBB
Senior Unsecured Debt	Baa2	BBB-	BBB
Junior Subordinated Notes	Baa3	BB+	BBB-
Outlook	STABLE	STABLE	STABLE
PPL Electric [c]			
Senior Unsecured/Issuer Rating	Baa1	A-	BBB
First Mortgage Bonds	A3	A-	A-
Senior Secured Bonds	A3	A-	A-
Commercial Paper	P-2	A-2	F2
Preferred Stock	Baa3	BBB	BBB+
Preference Stock	Baa3	BBB	BBB
Outlook	STABLE	STABLE	STABLE
PPL Transition Bond Company			
Transition Bonds	Aaa	AAA	AAA
PPL Montana			
Pass-Through Certificates	Baa3	BBB-	BBB
Outlook	STABLE	STABLE	
WPDH Limited			
Issuer Rating	Baa3	BBB-	BBB-
Senior Unsecured Debt	Baa3	BBB-	BBB
Short-term Debt		A-3	
Outlook	STABLE	STABLE	STABLE
WPD LLP			
Issuer Rating		BBB-	BBB
Short-term Debt		A-3	
Outlook	STABLE	STABLE	STABLE
WPD (South Wales)			
Issuer Rating		BBB+	BBB+
Senior Unsecured Debt	Baa1	BBB+	A-
Short-term Debt		A-2	F2
Outlook	STABLE	STABLE	STABLE
WPD (South West)			
Issuer Rating	Baa1	BBB+	BBB+
Senior Unsecured Debt	Baa1	BBB+	A-
Short-term Debt	P-2	A-2	F2
Outlook	STABLE	STABLE	STABLE

(a) All Issuer Ratings for Fitch are "Issuer Default Ratings."

(b) Excludes Exempt Facilities Revenue Bonds issued by the Pennsylvania Economic Development Financing Authority on behalf of PPL Energy Supply, which are currently supported by a letter of credit and are rated on the basis of the credit enhancement.

(c) Excludes Pollution Control Revenue Bonds issued by the Lehigh County Industrial Development Authority on behalf of PPL Electric, which are insured and are currently rated on the basis of the relevant insurer's ratings.

The rating agencies took the following actions related to PPL and its rated subsidiaries in 2007:

- In connection with PPL Capital Funding's issuance in March 2007 of the 2007 Series A Junior Subordinated Notes due 2067, Moody's, S&P and Fitch assigned ratings of Baa3, BB+ and BBB- to the junior subordinated debt of PPL Capital Funding.
- Also in March 2007, Fitch affirmed its BBB rating of PPL Montana's 8.903% Pass Through Certificates due 2020.
- In August 2007, Fitch affirmed its AAA rating for the Transition Bonds of PPL Transition Bond Company.
- In December 2007, S&P completed its annual review of PPL, PPL Energy Supply and PPL Electric. At that time, S&P affirmed its credit ratings and stable outlook noted in the table above for these entities.

Ratings Triggers

PPL Energy Supply's 2.625% Convertible Senior Notes due 2023 are convertible upon the occurrence of certain events, including if the long-term credit ratings assigned to the notes by Moody's and S&P are lower than BB and Ba2, or either Moody's or S&P no longer rates the notes. The terms of the notes require cash settlement of the principal amount upon conversion of the notes. See Note 4 to the Financial Statements for more information concerning the Convertible Senior Notes.

WPD (South West)'s 1.541% Index-linked Notes due 2053 and 2056 and WPD (South Wales)'s 4.80436% Notes due 2037 may be put by the holders back to the issuer for redemption if the long-term credit ratings assigned to the notes by Moody's, S&P or Fitch are withdrawn by any of the rating agencies or reduced to a non-investment grade rating of Ba1 or BB+ in connection with a restructuring event. A restructuring event includes the loss of, or a material adverse change to, the distribution license under which WPD (South West) and WPD (South Wales) operate. These notes totaled $943 million at December 31, 2007.

PPL and its subsidiaries do not have additional material liquidity exposures caused by a ratings downgrade below "investment grade" that would accelerate the due dates of borrowings. However, if PPL's and PPL Energy Supply's debt ratings had been below investment grade at December 31, 2007, PPL and PPL Energy Supply would have had to post an additional $132 million of collateral to counterparties.

Off-Balance Sheet Arrangements

PPL provides guarantees for certain consolidated affiliate financing arrangements that enable certain transactions. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the consolidated affiliates' access to funds under these financing arrangements, require early maturity of such arrangements or limit the consolidated affiliates' ability to enter into certain transactions. At this time, PPL believes that these covenants will not limit access to the relevant funding sources.

PPL has entered into certain guarantee agreements that are within the scope of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." See Note 15 to the Financial Statements for a discussion of guarantees.

Risk Management – Energy Marketing & Trading and Other

Market Risk

Background

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- commodity price risk for energy and energy-related products associated with the sale of electricity from its generating assets and other electricity marketing activities, the purchase of fuel for generating assets and energy trading activities, and the purchase of certain metals necessary for the scrubbers PPL is installing at some of its coal-fired generating stations;
- interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL's nuclear decommissioning trust funds, as well as PPL's defined benefit plans;
- foreign currency exchange rate risk associated with investments in U.K. affiliates, as well as purchases of equipment in currencies other than U.S. dollars; and
- price risk associated with the fair value of equity securities invested in by PPL's nuclear decommissioning trust funds, as well as PPL's defined benefit plans.

PPL has a risk management policy approved by its Board of Directors to manage market risk and counterparty credit risk. Credit risk is discussed below. The RMC, comprised of senior management and chaired by the Vice President-Risk Management, oversees the risk management function. Key risk control activities designed to ensure compliance with the risk policy and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, daily portfolio reporting, including open positions, mark-to-market valuations and other risk measurement metrics.

The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions, due to reliance on model assumptions. Actual future results may differ materially from those presented. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses.

Contract Valuation

PPL utilizes forward contracts, futures contracts, options, swaps and structured deals, such as tolling agreements, as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. When available, quoted market prices are used to determine the fair value of a commodity or financial instrument. This may include exchange prices, quotes obtained from brokers, or an independent valuation by an external source, such as a bank. However, market prices for energy or energy-related contracts may not be readily determinable because of market illiquidity. If no active trading market exists, contract valuations may include the use of internally developed models, which are then reviewed by an independent, internal group. Although PPL believes that its valuation methods are reasonable, changes in the underlying assumptions could result in significantly different values and realization in future periods.

To record energy derivatives at their fair value, PPL discounts the forward values, as appropriate, using the U.S. Utility BBB Curve. Additionally, PPL adjusts derivative carrying values to recognize differences in counterparty credit quality, potential market illiquidity for net open positions and the risk that modeled values may be inaccurate, as follows:

- The credit adjustment takes into account the probability of default for each counterparty that has a net out-of-the money position with PPL.
- The liquidity adjustment takes into account the fact that PPL might have to accept the "ask" price if it wants to close an open sales position or the "bid" price if it wants to close an open purchase position.
- The modeling adjustment takes into account the uncertainty of the market values used for certain contracts when there is no external market to value the contract or when PPL is unable to find independent confirmation of the true market value of the contract.

Accounting and Reporting

To account for and report on contracts entered into to manage market risk, PPL follows the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted (together, "SFAS 133"); EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities;" and EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3." In accordance with SFAS 133, all derivative instruments are recorded at fair value on the balance sheet as an asset or liability (unless they meet SFAS 133's criteria for exclusion), and changes in the derivatives' fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

In accordance with EITF 02-3, PPL reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statements of Income.

In accordance with EITF 03-11, non-trading bilateral sales of electricity at major market delivery points are netted with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available.

These contracts are recorded as "Price risk management assets" and "Price risk management liabilities" on the Balance Sheets. Short-term derivative positions are included in "Current Assets" and "Current Liabilities." Long-term derivative positions are included in "Regulatory and Other Noncurrent Assets" and "Deferred Credits and Other Noncurrent Liabilities."

Accounting Designation

Energy contracts that do not qualify as derivatives receive accrual accounting treatment. For commodity contracts that meet the definition of a derivative, the circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation. In addition to commodity transactions, PPL enters into financial interest rate and foreign currency swap contracts to hedge interest expense and foreign currency risk associated with both existing and anticipated debt issuances. PPL also enters into foreign currency swap contracts to hedge the fair value of firm commitments denominated in foreign currency

and net investments in foreign operations. As with commodity transactions, the circumstances and intent existing at the time of the transaction determine a contract's accounting designation. These designations are verified by an independent internal group on a daily basis. See Note 18 to the Financial Statements for a summary of the guidelines used for the designation of derivative energy contracts.

Commodity Price Risk (Non-trading)

Commodity price risk is one of PPL's most significant risks due to the level of investment that PPL maintains in its generation assets. Several factors influence price levels and volatilities. These factors include, but are not limited to, seasonal changes in demand, weather conditions, available generating assets within regions, transportation availability and reliability within and between regions, market liquidity, and the nature and extent of current and potential federal and state regulations.

To hedge the impact of market price fluctuations on PPL's energy-related assets, liabilities and other contractual arrangements, PPL EnergyPlus sells and purchases physical energy at the wholesale level under FERC market-based tariffs throughout the U.S. and enters into financial exchange-traded and over-the-counter contracts. PPL's non-trading commodity derivative contracts mature at various times through 2017. PPL segregates its non-trading activities into two categories: hedge activity and economic activity. Transactions that are accounted for as hedge activity qualify for hedge accounting treatment under SFAS 133. The majority of PPL's energy transactions qualify for accrual or hedge accounting. The economic activity category includes transactions that address a specific risk, but were not eligible for hedge accounting or for which hedge accounting was not elected. Included in this category are certain load-following energy obligations and related supply contracts, FTRs, crude oil swaps to hedge rail transportation charges and hedges of synthetic fuel tax credits. Although they do not receive hedge accounting treatment, these contracts are considered non-trading activity. The fair value of economic activity at December 31, 2007, including net premiums on options, was $67 million.

Within PPL's non-trading portfolio, the decision to enter into energy contracts is influenced by the expected value of PPL's generation. In determining the number of MWhs that are available to be sold forward, PPL reduces the maximum potential output that a plant may produce by three factors – planned maintenance, unplanned outages and economic conditions. The potential output of a plant is first reduced by the amount of unavailable generation due to planned maintenance on a particular unit. Another reduction, representing the unplanned outage rate, is the amount of MWhs that historically is not produced by a plant due to such factors as equipment breakage. Finally, the potential output of certain plants (such as peaking units) is reduced because their higher cost of production will not allow them to economically run during all hours.

PPL's non-trading portfolio also includes full requirements energy contracts that qualify for accrual accounting. The net obligation to serve these contracts changes minute by minute. Anticipated usage patterns and energy peaks are affected by expected load changes, regional economic drivers and seasonality. PPL analyzes historical on-peak and off-peak usage patterns, expected load changes, regional economic drivers, and weather patterns, among other factors, to determine a monthly level of a block of electricity that best fits the usage patterns in order to minimize earnings volatility. To satisfy its full requirements obligations, PPL may enter into contracts to purchase unbundled products of electricity, capacity, renewable energy credits and other ancillary products. Alternatively, PPL may reserve a block amount of generation for full requirements contracts that is expected to be the best match with anticipated usage patterns and energy peaks. The majority of purchases to supply full requirements sales contracts receive hedge accounting treatment.

Besides energy commodities, PPL implemented a program in 2006 to hedge its exposures to changes in market prices of certain metals necessary for the scrubbers PPL is installing at the Brunner Island and Montour generating plants. These contracts qualified for hedge accounting treatment.

The following chart sets forth the net fair market value of PPL's non-trading commodity derivative contracts.

	Gains (Losses)	
	2007 [a]	2006
Fair value of contracts outstanding at the beginning of the period	**$(111)**	$(284)
Contracts realized or otherwise settled during the period	**(161)**	38
Fair value of new contracts at inception	**79**	(44)
Other changes in fair values	**(112)**	179
Fair value of contracts outstanding at the end of the period	**$(305)**	$(111)

[a] Activity for 2007 excludes contracts of PPL Gas Utilities, which are classified as held for sale on the Balance Sheet at December 31, 2007. The fair value of these contracts was insignificant as of December 31, 2007.

The following chart segregates estimated fair values of PPL's non-trading commodity derivative contracts at December 31, 2007, based on whether fair values are determined by quoted market prices or other more subjective means.

Fair Value of Contracts at Period-End Gains (Losses)	Maturity Less Than 1 Year	Maturity 1–3 Years	Maturity 4–5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value					
Prices actively quoted	$ 9	$ (51)	$ (42)		$ (84)
Prices provided by other external sources	(79)	(203)	(112)	$ (45)	(439)
Prices based on models and other valuation methods	20	10	34	154	218
Fair value of contracts outstanding at the end of the period	$(50)	$(244)	$(120)	$109	$(305)

The "Prices actively quoted" category includes the fair value of exchange-traded options and futures contracts, which have quoted prices through 2013.

The "Prices provided by other external sources" category includes PPL's forward positions and options in natural gas and electricity and natural gas basis swaps at points for which over-the-counter (OTC) broker quotes are available.

The "Prices based on models and other valuation methods" category includes the value of transactions for which an internally developed price curve was constructed as a result of the long-dated nature of the transaction or the illiquidity of the market point, or the value of options not quoted by an exchange or OTC broker. This category includes the fair value of transactions completed in auction markets, where contract prices represent the market value for load-following bundled energy prices delivered at illiquid delivery points.

Because of PPL's efforts to hedge the value of energy from its generation assets, PPL sells electricity, capacity and related services and buys fuel on a forward basis, resulting in open contractual positions. If PPL were unable to deliver firm capacity and energy or to accept the delivery of fuel under its agreements, under certain circumstances it could be required to pay damages. These damages would be based on the difference between the market price and the contract price of the commodity. Depending on price volatility in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmission disruptions, nonperformance by counterparties (or their own counterparties) with which it has energy contracts and other factors could affect PPL's ability to meet its obligations, or cause significant increases in the market price of replacement energy. Although PPL attempts to mitigate these risks, there can be no assurance that it will be able to fully meet its firm obligations, that it will not be required to pay damages for failure to perform, or that it will not experience counterparty nonperformance in the future.

At December 31, 2007, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its non-trading portfolio by approximately $513 million, compared with a decrease of $303 million at December 31, 2006. For purposes of this calculation, an increase in the market price for electricity is considered an adverse movement because PPL's electricity portfolio is generally in a net sales position, and a decrease in the market price for fuel is considered an adverse movement because PPL's commodity fuels portfolio is generally in a net purchase position. PPL enters into those commodity contracts to reduce the market risk inherent in the generation of electricity.

Starting in 2007, PPL elected to use an alternative method for disclosing quantitative information about certain market risk sensitive instruments. This method utilizes a VaR model to measure commodity price risk in its non-trading and trading portfolios. This approach is consistent with how PPL's Risk Manager assesses the market risk of its commodity business. VaR is a statistical model that attempts to predict risk of loss, under normal market conditions, based on historical market price volatility. PPL calculates VaR using a Monte Carlo simulation technique, which uses historical data from the past 12 month period. The VaR is the estimated nominal loss of earnings based on a one-day holding period at a 95% confidence interval. At December 31, 2007, the VaR for PPL's non-trading portfolio was $12 million.

Commodity Price Risk (Trading)

PPL also executes energy contracts to take advantage of market opportunities. As a result, PPL may at times create a net open position in its portfolio that could result in significant losses if prices do not move in the manner or direction anticipated. The margins from these trading activities are shown in the Statements of Income as "Net energy trading margins."

PPL's trading contracts mature at various times through 2012. The following chart sets forth the net fair market value of PPL's trading contracts.

	Gains (Losses)	
	2007	2006
Fair value of contracts outstanding at the beginning of the period	**$ 41**	$ 5
Contracts realized or otherwise settled during the period	**(29)**	(10)
Fair value of new contracts at inception	**(15)**	(2)
Other changes in fair values	**19**	48
Fair value of contracts outstanding at the end of the period	**$ 16**	$ 41

PPL expects to reverse unrealized losses of approximately $9 million over the next three months as the transactions are realized.

The following chart segregates estimated fair values of PPL's trading portfolio at December 31, 2007, based on whether the fair values are determined by quoted market prices or other more subjective means.

Fair Value of Contracts at Period-End Gains (Losses)	Maturity Less Than 1 Year	Maturity 1–3 Years	Maturity 4–5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value					
Prices actively quoted	$6	$ 6			$ 12
Prices provided by other external sources	(1)	14	$1		14
Prices based on models and other valuation methods	(6)	(4)			(10)
Fair value of contracts outstanding at the end of the period	$(1)	$16	$1		$ 16

See "Commodity Price Risk (Non-trading)" for information on the various sources of fair value.

At December 31, 2007, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its trading portfolio by $27 million, compared with a decrease of $37 million at December 31, 2006.

At December 31, 2007, the VaR for PPL's trading portfolio was $3 million.

Synthetic Fuel Tax Credit Risk

PPL expected the high level and the volatility of crude oil prices to reduce the amount of synthetic fuel tax credits it would receive through synthetic fuel production. The tax credits are reduced if the annual average wellhead price of domestic crude oil falls within a phase-out range. The tax credits are eliminated if this reference price exceeds the phase-out range. See "Regulatory Issues – IRS Synthetic Fuels Tax Credits" in Note 15 to the Financial Statements for more information regarding the phase-out of the tax credits.

PPL implemented a risk management strategy to hedge a portion of the variability of cash flows associated with its 2006 and 2007 synthetic fuel tax credits by hedging the risk that 2006 and 2007 annual average wellhead prices for domestic crude oil will be within the phase-out range.

PPL had net purchased options for 2007 to mitigate its tax credit phase-out risk due to an increase of the average wellhead price in 2007. These positions did not qualify for hedge accounting treatment. The settlement value of these positions at December 31, 2007, was a gain of $100 million. The proceeds were received in January 2008.

Commodity Price Risk Summary

In accordance with its marketing strategy, PPL does not completely hedge its generation output or fuel requirements. PPL estimates that for its entire portfolio, including all generation, emissions and physical and financial energy positions, a 10% adverse change in power prices across all geographic zones and time periods would not have a material effect on expected 2008 gross margins. Similarly, a 10% adverse movement in all fossil fuel prices would decrease expected 2008 gross margins by $20 million.

Interest Rate Risk

PPL and its subsidiaries have issued debt to finance their operations, which exposes them to interest rate risk. PPL utilizes various financial derivative products to adjust the mix of fixed and floating interest rates in its debt portfolio, adjust the duration of its debt portfolio and lock in treasury rates (and interest rate spreads over treasuries) in anticipation of future financing, when appropriate. Risk limits under the risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of PPL's debt portfolio due to changes in the absolute level of interest rates.

At December 31, 2007, PPL's potential annual exposure to increased interest expense, based on a 10% increase in interest rates, was $8 million, compared with $10 million at December 31, 2006.

PPL is also exposed to changes in the fair value of its domestic and international debt portfolios. At December 31, 2007, PPL estimated that its potential exposure to a change in the fair value of its debt portfolio, through a 10% adverse movement in interest rates, was $336 million, which is comparable with the amount at December 31, 2006.

PPL utilizes various risk management instruments to reduce its exposure to the expected future cash flow variability of its debt instruments. These risks include exposure to adverse interest rate movements for outstanding variable rate debt and for future anticipated financing. While PPL is exposed to changes in the fair value of these instruments, any changes in the fair value of these instruments are recorded in equity and then reclassified into earnings in the same period during which the item being hedged affects earnings. At December 31, 2007, the market value of these instruments, representing the amount PPL would pay upon their termination, was $12 million. PPL estimated that its potential additional exposure to a change in the fair value of these instruments, through a 10% adverse movement in the hedged exposure, was $11 million at December 31, 2007, compared with $19 million at December 31, 2006.

PPL also utilizes various risk management instruments to adjust the mix of fixed and floating interest rates in its debt portfolio. While PPL is exposed to changes in the fair value of these instruments, any change in market value is recorded with an equal and offsetting change in the value of the debt being hedged. At December 31, 2007, the market value of these instruments, representing the amount PPL would receive upon their termination, was $20 million. PPL estimated that its potential exposure to a change in the fair value of these instruments, through a 10% adverse movement in interest rates, was $19 million at December 31, 2007, compared with $18 million at December 31, 2006.

WPDH Limited holds a net position in cross-currency swaps totaling $527 million to hedge the interest payments and principal of its U.S. dollar-denominated bonds with maturity dates ranging from December 2008 to December 2028. The estimated value of this position at December 31, 2007, being the amount WPDH Limited would pay to terminate it, including accrued interest, was $152 million. At December 31, 2007, WPDH Limited estimated that its potential additional exposure to a change in the market value of these instruments, through a 10% adverse movement in foreign currency exchange rates and interest rates, was $122 million. At December 31, 2006, the potential additional exposure for the cross-currency swaps outstanding at that time was $115 million for a 10% adverse movement in foreign currency exchange rates and interest rates.

Foreign Currency Risk

PPL is exposed to foreign currency risk, primarily through investments in U.K. affiliates. In addition, PPL's domestic operations may make purchases of equipment in currencies other than U.S. dollars.

PPL has adopted a foreign currency risk management program designed to hedge certain foreign currency exposures, including firm commitments, recognized assets or liabilities, anticipated transactions and net investments. In addition, PPL enters into financial instruments to protect against foreign currency translation risk of expected earnings.

In 2007, PPL executed forward sale contracts totaling £98 million to protect the value of a portion of its net investment in WPD. The settlement dates of these contracts range from January 2008 through June 2011. At December 31, 2007, the

market value of these positions, representing the amount PPL would receive upon their termination, was $3 million. PPL estimated that its potential exposure to a change in the market value of these instruments, through a 10% adverse movement in foreign currency exchange rates, was $18 million at December 31, 2007.

Nuclear Decommissioning Trust Funds – Securities Price Risk

In connection with certain NRC requirements, PPL Susquehanna maintains trust funds to fund certain costs of decommissioning the Susquehanna nuclear station. As of December 31, 2007, these funds were invested primarily in domestic equity securities and fixed-rate, fixed-income securities and are reflected at fair value on PPL's Balance Sheet. The mix of securities is designed to provide returns sufficient to fund Susquehanna's decommissioning and to compensate for inflationary increases in decommissioning costs. However, the equity securities included in the trusts are exposed to price fluctuation in equity markets, and the values of fixed-rate, fixed-income securities are exposed to changes in interest rates. PPL actively monitors the investment performance and periodically reviews asset allocation in accordance with its nuclear decommissioning trust policy statement. At December 31, 2007, a hypothetical 10% increase in interest rates and a 10% decrease in equity prices would have resulted in an estimated $40 million reduction in the fair value of the trust assets, compared with a $38 million reduction at December 31, 2006. See Note 21 to the Financial Statements for additional information regarding the nuclear decommissioning trust funds.

Defined Benefit Plans – Securities Price Risk

See "Application of Critical Accounting Policies – Defined Benefits" for additional information regarding the effect of securities price risk on plan assets.

Credit Risk

Credit risk relates to the risk of loss that PPL would incur as a result of nonperformance by counterparties of their contractual obligations. PPL maintains credit policies and procedures with respect to counterparties (including requirements that counterparties maintain certain credit ratings criteria) and requires other assurances in the form of credit support or collateral in certain circumstances in order to limit counterparty credit risk. However, PPL has concentrations of suppliers and customers among electric utilities, natural gas distribution companies and other energy marketing and trading companies. These concentrations of counterparties may impact PPL's overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly affected by changes in economic, regulatory or other conditions. As discussed above in "Contract Valuation," PPL records certain nonperformance reserves to reflect the probability that a counterparty with contracts that are out of the money (from the counterparty's standpoint) will default in its performance. In this case, PPL would have to sell into a lower-priced market or purchase from a higher-priced market. These reserves are reflected in the fair value of assets recorded in "Price risk management assets" on the Balance Sheets. PPL also records reserves to reflect the probability that a counterparty will not make payments for deliveries PPL has made but not yet billed. These reserves are reflected in "Unbilled revenues" on the Balance Sheets. PPL also has established a reserve with respect to certain sales to the California ISO for which PPL has not yet been paid, which is reflected in accounts receivable on the Balance Sheets. See Note 15 to the Financial Statements for additional information.

Related Party Transactions

PPL is not aware of any material ownership interests or operating responsibility by senior management of PPL in outside partnerships, including leasing transactions with variable interest entities, or other entities doing business with PPL.

For additional information on related party transactions, see Note 16 to the Financial Statements.

Acquisitions, Development and Divestitures

PPL continuously evaluates strategic options for its business segments and, from time to time, PPL and its subsidiaries are involved in negotiations with third parties regarding acquisitions and dispositions of businesses and assets, joint ventures and development projects, which may or may not result in definitive agreements. Any such transactions may impact future financial results. See Notes 9, 10 and 15 to the Financial Statements for information regarding such recent transactions.

PPL is currently planning incremental capacity increases of 331 MW at several existing domestic generating facilities. Offsetting this increase is an expected 30 MW reduction in net generation capability at each of the Brunner Island and Montour plants, due to the estimated increases in station service usage during the scrubber operation. See Note 15 to the Financial Statements for additional information, as well as information regarding the shutdown of two 150 MW generating units at Martins Creek in September 2007.

PPL continuously reexamines development projects based on market conditions and other factors to determine whether to proceed with the projects, sell, cancel or expand them, execute tolling agreements or pursue other options.

Environmental Matters

See Note 15 to the Financial Statements for a discussion of environmental matters.

New Accounting Standards

See Note 23 to the Financial Statements for a discussion of new accounting standards recently adopted or pending adoption.

Application of Critical Accounting Policies

PPL's financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to the financial condition or results of operations of PPL, and require estimates or other judgments of matters inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the Financial Statements. (These accounting policies are also discussed in Note 1 to the Financial Statements.) PPL's senior management has reviewed these critical accounting policies, and the estimates and assumptions regarding them, with its Audit Committee. In addition, PPL's senior management has reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

In 2006, the FASB issued SFAS 157, "Fair Value Measurements." Among other things, SFAS 157 provides a definition of fair value as well as a framework for measuring fair value. In February 2008, the FASB amended SFAS 157 through the issuance of FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP FAS 157-2, "Effective Date of FASB Statement No. 157." FSP FAS 157-1 amends SFAS 157 to exclude from its scope, certain accounting pronouncements that address fair value measurements associated with leases. FSP FAS 157-2 delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

As permitted by this guidance, PPL will partially adopt SFAS 157, as amended, effective January 1, 2008. The January 1, 2008 adoption, although not expected to be significant, is expected to affect the fair value component of PPL's critical accounting policies related to "Price Risk Management" and "Defined Benefits" in future periods. As permitted by this guidance, PPL will adopt SFAS 157, as amended, effective January 1, 2009, for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The January 1, 2009 adoption could affect the fair value component of PPL's critical accounting policies related to "Asset Impairment" and "Asset Retirement Obligations." See Note 23 to the Financial Statements for additional information regarding SFAS 157, as amended.

1) Price Risk Management

See "Risk Management – Energy Marketing & Trading and Other" in Financial Condition.

2) Defined Benefits

PPL and certain of its subsidiaries sponsor various defined benefit pension and other postretirement plans applicable to the majority of the employees of PPL and its subsidiaries. PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for these defined benefits. In addition, PPL adopted the recognition and measurement date provisions of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective December 31, 2006. Subsequent to the adoption of SFAS 158, PPL and its subsidiaries are required to record an asset or liability to recognize the funded status of all defined benefit plans with an offsetting entry to other comprehensive income (OCI) or regulatory assets for certain regulated subsidiaries. Consequently, the funded status of all defined benefit plans is now fully recognized on the Balance Sheets and PPL no longer recognizes additional minimum liability adjustments in OCI. See Note 13 to the Financial Statements for additional information about the plans and the accounting for defined benefits.

Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition in earnings of differences between actual results and expected or estimated results is a guiding principle of these standards. Annual net periodic defined benefit costs are recorded in current earnings based on these estimated results. Any differences between actual and estimated results are recorded in OCI or regulatory assets for certain regulated subsidiaries. These amounts in accumulated OCI or regulatory assets for certain regulated subsidiaries are amortized to income over future periods. This delayed recognition in income of actual results allows for a smoothed recognition of costs over the working lives of the employees who benefit under the plans. The primary assumptions are:

- Discount Rate – The discount rate is used in calculating the present value of benefits, which are based on projections of benefit payments to be made in the future. The objective in selecting the discount rate is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay the accumulated benefits when due.
- Expected Return on Plan Assets – Management projects the future return on plan assets considering prior performance, but primarily based upon the plans' mix of assets and expectations for the long-term returns on those asset classes. These projected returns reduce the net benefit costs PPL records currently.
- Rate of Compensation Increase – Management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement.
- Health Care Cost Trend Rate – Management projects the expected increases in the cost of health care.

In selecting a discount rate for its domestic defined benefit plans, PPL starts with an analysis of the expected benefit payment stream for its plans. This information is first matched against a spot-rate yield curve. A portfolio of over 500 Aa-graded non-callable (or callable with make-whole provisions) bonds, with a total amount outstanding in excess of $350 billion, serves as the base from which those with the lowest and highest yields are eliminated to develop the ultimate yield curve. The results of this analysis are considered together with other economic data and movements in various bond indices to determine the discount rate assumption. At December 31, 2007, PPL increased the discount rate for its domestic pension plans from 5.94% to 6.39% as a result of this assessment and increased the discount rate for its other postretirement benefit plans from 5.88% to 6.26%.

A similar process is used to select the discount rate for the WPD pension plans, which uses an iBoxx British pounds sterling denominated corporate bond index as its base. At December 31, 2007, PPL increased the discount rate for its international pension plans from 5.17% to 6.37% as a result of this assessment.

In selecting an expected return on plan assets, PPL considers tax implications, past performance and economic forecasts for the types of investments held by the plans. At December 31, 2007, PPL's expected return on plan assets was reduced from 8.50% to 8.25% for its domestic pension plans and increased from 7.75% to 7.80% for its other postretirement benefit plans. For its international plans, PPL's expected return on plan assets was reduced from 8.09% to 7.90% at December 31, 2007.

In selecting a rate of compensation increase, PPL considers past experience in light of movements in inflation rates. At December 31, 2007, PPL's rate of compensation increase remained at 4.75% for its domestic plans. For its international plans, PPL's rate of compensation increase was increased from 4.0% to 4.25% at December 31, 2007.

In selecting health care cost trend rates, PPL considers past performance and forecasts of health care costs. At December 31, 2007, PPL's health care cost trend rates were 9.0% for 2008, gradually declining to 5.5% for 2014.

A variance in the assumptions listed above could have a significant impact on accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and OCI or regulatory assets for certain regulated subsidiaries. While the charts below reflect either an increase or decrease in each assumption, the inverse of this change would impact the accrued defined benefit liabilities or assets, reported annual net periodic defined benefit costs and OCI or regulatory assets for certain regulated subsidiaries by a similar amount in the opposite direction. The sensitivities below reflect an evaluation of the change based solely on a change in that assumption and does not include income tax effects.

At December 31, 2007, PPL had recorded the following defined benefit plan assets and liabilities:

Pension assets	$185
Pension liabilities	69
Other postretirement benefit liabilities	250

The following chart reflects the sensitivities in the December 31, 2007 Balance Sheet associated with a change in certain assumptions based on PPL's primary defined benefit plans.

	Increase (Decrease)					
Actuarial assumption	Change in assumption	Impact on obligations	Impact on pension assets	Impact on postretirement liabilities	Impact on OCI	Impact on regulatory assets
Discount Rate	(0.25)%	$186	$(173)	$13	$(157)	$(29)
Rate of Compensation Increase	0.25 %	35	(34)	1	(30)	(5)
Health Care Cost Trend Rate [a]	1.0 %	19	N/A	19	(11)	(8)

[a] Only impacts other postretirement benefits.

In 2007, PPL recognized net periodic defined benefit costs charged to operating expenses of $102 million. This amount represents a $17 million increase from 2006. This increase in expense was primarily attributable to PPL's international plans and increased amortization from accumulated OCI of prior losses.

The following chart reflects the sensitivities in the 2007 Statement of Income associated with a change in certain assumptions based on PPL's primary defined benefit plans.

Actuarial Assumption	Change in assumption	Impact on defined benefit costs
Discount Rate	(0.25)%	$17
Expected Return on Plan Assets	(0.25)%	12
Rate of Compensation Increase	0.25 %	5
Health Care Cost Trend Rate	1.0 %	3

3) Asset Impairment

PPL performs impairment analyses for long-lived assets, including intangibles, which are subject to depreciation or amortization in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." PPL tests for impairment whenever events or changes in circumstances indicate that a long-lived asset's carrying value may not be recoverable. Examples of such events or changes in circumstances are:

- a significant decrease in the market price of an asset;
- a significant adverse change in the manner in which an asset is being used or in its physical condition;
- a significant adverse change in legal factors or in the business climate;
- an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of an asset;
- a current-period operating or cash flow loss combined with a history of losses or a forecast that demonstrates continuing losses; or
- a current expectation that, more likely than not, an asset will be sold or otherwise disposed of before the end of its previously estimated useful life.

For a long-lived asset, an impairment exists when the carrying value exceeds the sum of the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset is impaired, an impairment loss is recorded to adjust the asset's carrying value to its estimated fair value.

In determining asset impairments, management must make significant judgments to estimate future cash flows, the useful lives of long-lived assets, the fair value of the assets and management's intent to use the assets. Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those identified and recorded in the financial statements. For determining fair value, the FASB has indicated that quoted market prices in active markets are the best evidence of fair value. However, when market prices are unavailable, other valuation techniques may be used. PPL has generally used discounted cash flow to estimate fair value. Discounted cash flow is calculated by estimating future cash flow streams and applying appropriate discount rates to determine the present value of the cash flow streams.

PPL has determined that, when considering alternative courses of action to recover the carrying value of a long-lived asset, it uses estimated cash flows from the "most likely" approach to assess impairment whenever one scenario is clearly the most likely outcome. If no scenario is clearly most likely, then a probability-weighted approach is used taking into consideration estimated cash flows from the alternative scenarios. For assets tested for impairment as of the balance sheet date, the estimates of future cash flows used in that test consider the likelihood of possible outcomes that existed at the balance sheet date,

including the assessment of the likelihood of the future sale of the assets. That assessment made as of the balance sheet date is not revised based on events that occur after the balance sheet date.

In 2007, PPL recorded impairments of certain long-lived assets. See Note 9 to the Financial Statements for a discussion of the impairment of PPL's domestic telecommunication assets, Note 10 to the Financial Statements for a discussion of the impairment of certain Latin American businesses and the natural gas distribution and propane businesses, and Note 15 to the Financial Statements for a discussion of the impairment of certain transmission rights.

PPL performs impairment analyses for goodwill in accordance with SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 requires goodwill to be tested for impairment at the reporting unit level. PPL has determined its reporting units to be at or one level below its operating segments. PPL performs an annual impairment test for goodwill, or more frequently if events or changes in circumstances indicate that the carrying value of the reporting unit may be greater than the unit's fair value.

Goodwill is tested for impairment using a two-step approach. The first step of the goodwill impairment test compares the estimated fair value of a reporting unit with its carrying value, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired. If the carrying value exceeds the estimated fair value of the reporting unit, the second step is performed to measure the amount of impairment loss, if any.

The second step requires a calculation of the implied fair value of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill in a business combination. That is, the estimated fair value of a reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the estimated fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the estimated fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The implied fair value of the reporting unit goodwill is then compared with the carrying value of that goodwill. If the carrying value exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying value of the reporting unit's goodwill.

In 2007, no second-step assessments were required for goodwill in any reporting units. PPL's most significant assumptions surrounding the goodwill impairment tests relate to the estimates of reporting unit fair values. PPL estimated fair values primarily based upon discounted cash flows. For the U.K. reporting unit, an increase of the discount rate by 25 basis points or a 10% reduction in cash flows would have resulted in the failure of the first-step assessment and required the performance of the second-step assessment. The second-step assessment would have required a purchase price allocation based on the guidance from SFAS 141, "Business Combinations." It would have taken a significant change in the fair value of the assets and liabilities of WPD to result in an impairment of goodwill in the second-step assessment. A decrease in the forecasted cash flows of 10% or an increase of the discount rates by 25 basis points for the other goodwill tests would not have resulted in an impairment of goodwill in other reporting units.

PPL also performs a review of the residual value of leased assets in accordance with SFAS 13, "Accounting for Leases." PPL tests the residual value of these assets annually or more frequently whenever events or changes in circumstances indicate that a leased asset's residual value may have declined. The residual value is defined by SFAS 13 as the estimated fair value of the leased property at the end of the lease term. If the review produces a lower estimate of residual value than was originally recorded, PPL is required to determine whether the decline is other than temporary. If it is other than temporary, the residual value will be revised using the new estimate. This reduction in the residual value will be recognized as a loss in the period in which the estimate was changed. If the review provides a higher estimate of residual value than was originally recorded, no adjustment will be made.

In testing the residual value of leased assets, management must make significant assumptions to estimate: future cash flows; the useful lives of the leased assets; fair value of the assets; and management's intent to use the assets. Changes in assumptions used in the tests could result in significantly different outcomes from those identified and recorded in the financial statements. PPL uses discounted cash flow to determine the estimated fair value of the leased assets at the end of the lease term.

In 2007, PPL and its subsidiaries evaluated the residual value of certain leased assets. This analysis did not indicate any necessary changes to the residual value. PPL's estimate was based on using projections of electric and fuel prices and any firm sale and purchase agreements. An increase of the discount rate by 25 basis points or a 10% reduction in the forecasted cash flows would not have resulted in a reduction of the residual value of these leased assets.

4) Leasing

PPL applies the provisions of SFAS 13, "Accounting for Leases," to all leasing transactions. In addition, PPL applies the provisions of numerous other accounting pronouncements issued by the FASB and the EITF that provide specific guidance and additional requirements related to accounting for various leasing arrangements. In general, there are two types of leases from a lessee's perspective: operating leases (leases accounted for off-balance sheet); and capital leases (leases capitalized on the balance sheet).

In accounting for leases, management makes various assumptions, including the discount rate, the fair market value of the leased assets and the estimated useful life, in determining whether a lease should be classified as operating or capital. Changes in these assumptions could result in the difference between whether a lease is determined to be an operating lease or a capital lease, thus significantly impacting the amounts to be recognized in the financial statements.

In addition to uncertainty inherent in management's assumptions, leasing transactions and the related accounting rules become increasingly complex when they involve: real estate and/or related integral equipment; sale/leaseback accounting (leasing transactions where the lessee previously owned the leased assets); synthetic leases (leases that qualify for operating lease treatment for book accounting purposes and financing treatment for tax accounting purposes); and lessee involvement in the construction of leased assets.

At December 31, 2007, PPL continued to participate in a significant sale/leaseback transaction. In July 2000, PPL Montana sold its interest in the Colstrip generating plant to owner lessors who are leasing the assets back to PPL Montana

under four 36-year leases. This transaction is accounted for as an operating lease in accordance with current accounting pronouncements related to sale/leaseback arrangements. If for any reason this transaction did not meet the requirements for off-balance sheet operating lease treatment as a sale/leaseback, PPL would have recorded approximately $231 million of additional assets and approximately $292 million of additional liabilities on its balance sheet at December 31, 2007, and would have recorded additional expenses estimated at $6 million, after-tax, in 2007.

See Note 11 to the Financial Statements for additional information related to operating leases.

5) Loss Accruals

PPL periodically accrues losses for the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. PPL's accounting for such events is prescribed by SFAS 5, "Accounting for Contingencies," and other related accounting guidance. SFAS 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

For loss contingencies, the loss must be accrued if (1) information is available that indicates it is "probable" that the loss has been incurred, given the likelihood of the uncertain future events and (2) the amount of the loss can be reasonably estimated. The FASB defines "probable" as cases in which "the future event or events are likely to occur." SFAS 5 does not permit the accrual of contingencies that might result in gains. PPL continuously assesses potential loss contingencies for environmental remediation, litigation claims, regulatory penalties and other events.

PPL also has accrued estimated losses on long-term purchase commitments when significant events have occurred. For example, estimated losses were accrued when long-term purchase commitments were assumed under asset acquisition agreements and when PPL Electric's generation business was deregulated. Under regulatory accounting, PPL Electric recorded the above-market cost of energy purchases from NUGs as part of its purchased power costs on an as-incurred basis, since these costs were recovered in regulated rates. When the generation business was deregulated, the estimated loss associated with these long-term purchase commitments to make above-market NUG purchases was recorded because PPL Electric was committed to purchase electricity at above market prices but it could no longer recover these costs in regulated rates. PPL considers these losses to be similar to asset impairments or inventory write-downs.

The accounting aspects of estimated loss accruals include: (1) the initial identification and recording of the loss; (2) the determination of triggering events for reducing a recorded loss accrual; and (3) the ongoing assessment as to whether a recorded loss accrual is sufficient. All three of these aspects of accounting for loss accruals require significant judgment by PPL's management.

Initial Identification and Recording of the Loss Accrual

PPL uses its internal expertise and outside experts (such as lawyers and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss.

Two significant loss accruals were initially recorded in 2005. One was the loss accrual related to the PJM billing dispute. Another involved the accrual of remediation expenses in connection with the ash basin leak at the Martins Creek generating station. Significant judgment was required by PPL's management to perform the initial assessment of these contingencies.

- In 2004, Exelon Corporation, on behalf of its subsidiary, PECO Energy, Inc. (PECO), filed a complaint against PJM and PPL Electric with the FERC, alleging that PJM had overcharged PECO from April 1998 through May 2003 as a result of an error by PJM. The complaint requested the FERC, among other things, to direct PPL Electric to refund to PJM $39 million, plus interest of $8 million, and for PJM to refund these same amounts to PECO. In April 2005, the FERC issued an Order Establishing Hearing and Settlement Judge Proceedings (the Order). In the Order, the FERC determined that PECO was entitled to reimbursement for the transmission congestion charges that PECO asserted PJM erroneously billed. The FERC ordered settlement discussions, before a judge, to determine the amount of the overcharge to PECO and the parties responsible for reimbursement to PECO.

  Based on an evaluation of the FERC Order, PPL's management concluded that it was probable that a loss had been incurred in connection with the PJM billing dispute. PPL Electric recorded a loss accrual of $47 million, the amount of PECO's claim, in the first quarter of 2005.
- In August 2005, there was a leak of water containing fly ash from a disposal basin at the Martins Creek plant. This resulted in ash being deposited onto adjacent roadways and fields, and into a nearby creek and the Delaware River. PPL immediately began to work with the Pennsylvania DEP and appropriate agencies and consultants to assess the extent of environmental damage caused by the discharge and to remediate the damage. At that time, PPL had, and still has, no reason to believe that the Martins Creek fly ash leak has caused any danger to human health or any adverse biological impact on the river aquatic life. However, at that time, PPL expected that it would be subject to an enforcement action by the Pennsylvania DEP and that claims may be brought against it by several state agencies and private litigants.

PPL's management assessed the contingency in the third quarter of 2005. The ultimate cost of the remediation effort was difficult to estimate due to a number of uncertainties, such as the scope of the project, the impact of weather conditions on the ash recovery effort, and the ultimate outcome of enforcement actions and private litigation. PPL's management concluded, at the time, that $33 million was the best estimate of the cost of the remediation effort. PPL recorded this loss accrual in the third quarter of 2005.

See Note 15 to the Financial Statements for additional information on both of these contingencies and see "Ongoing Assessment of Recorded Loss Accruals" below for a discussion of the year-end assessments of these contingencies.

There were no significant loss accruals initially recorded in 2007 or 2006.

PPL has identified certain other events that could give rise to a loss, but that do not meet the conditions for accrual under SFAS 5. SFAS 5 requires disclosure, but not a recording, of potential losses when it is "reasonably possible" that a loss has been incurred. The FASB defines "reasonably possible" as cases in which "the chance of the future event or events occurring is more than remote but less than likely." See Note 15 to the Financial Statements for disclosure of other potential loss contingencies that have not met the criteria for accrual under SFAS 5.

Reducing Recorded Loss Accruals

When an estimated loss is accrued, PPL identifies, where applicable, the triggering events for subsequently reducing the loss accrual. The triggering events generally occur when the contingency has been resolved and the actual loss is incurred, or when the risk of loss has diminished or been eliminated. The following are some of the triggering events that provide for the reduction of certain recorded loss accruals:

- Certain loss accruals are systematically reduced based on the expiration of contract terms. An example of this is the loss accrual for above-market NUG purchase commitments, which is described below. This loss accrual is being reduced over the lives of the NUG purchase contracts.
- Allowances for uncollectible accounts are reduced when accounts are written off after prescribed collection procedures have been exhausted, a better estimate of the allowance is determined or underlying amounts are ultimately collected.
- Environmental and other litigation contingencies are reduced when the contingency is resolved and PPL makes actual payments, a better estimate of the loss is determined or the loss is no longer considered probable.

The largest loss accrual on PPL's balance sheet, and the loss accrual that changed most significantly in 2007, was for an impairment of above-market NUG purchase commitments. This loss accrual reflects the estimated difference between the above-market contract terms, under the purchase commitments, and the expected fair value of the electricity to be purchased at the date these contracts were impaired. This loss accrual was originally recorded at $879 million in 1998, when PPL Electric's generation business was deregulated.

When the loss accrual related to NUG purchases was recorded in 1998, PPL Electric established the triggering events for when the loss accrual would be reduced. A schedule was established to reduce the liability based on projected purchases over the lives of the NUG contracts. This loss accrual was transferred to PPL EnergyPlus in the July 1, 2000 corporate realignment. PPL EnergyPlus continues to reduce the above-market NUG liability based on the aforementioned schedule. As PPL EnergyPlus reduces the liability for the above-market NUG purchases, it offsets the actual cost of NUG purchases, thereby bringing the net power purchase expense more in line with expected market prices. The above-market loss accrual was $71 million at December 31, 2007. This loss accrual will be significantly reduced by 2009, when all but one of the NUG contracts expires. The then-remaining NUG contract will expire in 2014.

Ongoing Assessment of Recorded Loss Accruals

PPL reviews its loss accruals on a regular basis to assure that the recorded potential loss exposures are sufficient. This involves ongoing communication and analyses with internal and external legal counsel, engineers, operation management and other parties.

As part of the year-end preparation of its financial statements, PPL's management re-assessed the loss accruals recorded in 2005, for the two contingencies described above under "Initial Identification and Recording of the Loss Accrual."

- In December 2006, PPL Electric and Exelon filed with the FERC, pursuant to a November 2006 order, a modified offer of settlement (Compliance Filing). Under the Compliance Filing, PPL Electric would make a single payment through its monthly PJM bill of $38 million, plus interest through the date of payment, and PJM would include a single credit for this amount in PECO's monthly PJM bill. Through December 31, 2006, the estimated interest on this payment was $4 million, for a total payment of $42 million. Based on the Compliance Filing, PPL reduced the recorded loss accrual by $5 million at December 31, 2006.

  In March 2007, the FERC entered an order approving the Compliance Filing. In April 2007, PPL Electric paid PJM the full settlement amount of $43 million, including additional interest of $1 million recorded during the three months ended March 31, 2007. This proceeding is now terminated and no contingency exists at December 31, 2007.
- In 2005, PPL also re-assessed the contingency for the Martins Creek ash basin remediation. Based on the ongoing remediation efforts and communications with the Pennsylvania DEP and other appropriate agencies, at December 31, 2005, PPL's management concluded that $48 million was the best estimate of the cost of the remediation effort.

In 2006, PPL reduced the estimate of costs to $37 million, primarily due to an insurance claim settlement. At December 31, 2007, management's best estimate of the probable loss associated with the Martins Creek ash basin leak remains at $37 million. Based on actual costs incurred and recorded to date, at December 31, 2007, the remaining contingency for this remediation was $9 million. PPL cannot predict the final cost of the remediation, the outcome of the action initiated by the Pennsylvania DEP, the outcome of the natural resource damage assessment, the outcome of the lawsuit brought by the citizens and businesses and the exact nature of any other regulatory or other legal actions that may be initiated against PPL as a result of the disposal basin leak. PPL also cannot predict with certainty the extent of the fines or damages that may be sought in connection with any such actions or the ultimate financial impact on PPL. PPL's management will continue to assess the loss accrual for this contingency in future periods.

6) Asset Retirement Obligations

SFAS 143, "Accounting for Asset Retirement Obligations," requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. The initial obligation should be measured at the estimated fair value. An equivalent amount should be recorded as an increase in the value of the capitalized asset and allocated to expense over the useful life of the asset. Until the obligation is settled, the liability should be increased, through the recognition of accretion expense in the income statement, for changes in the obligation due to the passage of time.

FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," clarifies the term conditional ARO as used in SFAS 143. FIN 47 specifies that a conditional ARO must be recognized when incurred if the fair value of the ARO can be reasonably estimated.

In determining AROs, management must make significant judgments and estimates to calculate fair value. Fair value is developed through consideration of estimated retirement costs in current period dollars, inflated to the anticipated retirement date and then discounted back to the date the ARO was incurred. Changes in assumptions and estimates included within the calculations of the fair value of AROs could result in significantly different results than those identified

and recorded in the financial statements. Estimated ARO costs and settlement dates, which affect the carrying value of various AROs and the related assets, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the obligations.

At December 31, 2007, PPL had AROs totaling $376 million recorded on the Balance Sheet. Of this amount, $298 million or 79% relates to PPL's nuclear decommissioning ARO. PPL's most significant assumptions surrounding AROs are the forecasted retirement costs, the discount rates and the inflation rates. A variance in the forecasted retirement costs, the discount rates or the inflation rates could have a significant impact on the ARO liabilities.

The following chart reflects the sensitivities related to the nuclear decommissioning ARO liability at PPL as of December 31, 2007, associated with a change in these assumptions at the time of initial recognition. There is no significant change to the annual depreciation expense of the ARO asset or the annual accretion expense of the ARO liability as a result of changing the assumptions. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption.

	Change in Assumption	Impact on ARO Liability
Retirement Cost	10%/(10)%	$27/$(27)
Discount Rate	0.25%/(0.25)%	$(28)/$31
Inflation Rate	0.25%/(0.25)%	$35/$(31)

7) Income Tax Uncertainties

Significant management judgment is required in developing PPL's provision for income taxes. This is primarily due to uncertainty in various tax positions taken or expected to be taken in tax returns, the determination of deferred tax assets, liabilities and valuation allowances and estimating the phase-out range for synthetic fuel tax credits that is not published by the IRS until April of the following year.

Prior to January 1, 2007, and in accordance with SFAS 5, "Accounting for Contingencies," PPL evaluated uncertain tax positions and accrued charges for probable exposures based on management's best estimate of the amount of benefit that should be recognized in the financial statements. This assessment resulted in management's best estimate of the ultimate settled tax position for each tax year. In addition, management considered the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies in initially recording and reevaluating the need for valuation allowances.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." In May 2007, the FASB amended this guidance by issuing FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48." PPL and its subsidiaries adopted FIN 48, as amended, effective January 1, 2007. The adoption of FIN 48 alters the methodology PPL previously used to account for income tax uncertainties. Effective with the adoption of FIN 48, uncertain tax positions are no longer considered to be contingencies assessed in accordance with SFAS 5.

Similar to SFAS 5, FIN 48 continues to require significant management judgment in determining the amount of benefit to be recognized in relation to an uncertain tax position. FIN 48 requires PPL to evaluate its tax positions following a two-step process. The first step requires an entity to determine whether, based on the technical merits supporting a particular tax position, it is more likely than not (greater than a 50 percent chance) that the tax position will be sustained. This determination assumes that the relevant taxing authority will examine the tax position and is aware of all the relevant facts surrounding the tax position. The second step requires an entity to recognize in the financial statements the benefit of a tax position that meets the more-likely-than-not recognition criterion. The measurement of the benefit equals the largest amount of benefit that has a likelihood of realization, upon settlement, that exceeds 50 percent. PPL's management considers a number of factors in assessing the benefit to be recognized, including negotiation of a settlement.

On a quarterly basis, PPL reassesses its uncertain tax positions by considering information known at the reporting date. Based on management's assessment of new information, PPL may subsequently recognize a tax benefit for a previously unrecognized tax position, de-recognize a previously recognized tax position, or re-measure the benefit of a previously recognized tax position. The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact PPL's financial statements in the future.

The balance sheet classification of unrecognized tax benefits and the need for valuation allowances to reduce deferred tax assets also require significant management judgment. FIN 48 requires an entity to classify unrecognized tax benefits as current, to the extent management expects to settle an uncertain tax position, by paying cash, within one year of the reporting date. Valuation allowances are initially recorded and reevaluated each reporting period by assessing the likelihood of the ultimate realization of a deferred tax asset. Management considers a number of factors in assessing the realization of a deferred tax asset, including the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies. Any tax planning strategy utilized in this assessment must meet the recognition and measurement criteria of FIN 48. See Note 5 to the Financial Statements for the disclosures required by FIN 48.

See Note 15 to the Financial Statements for additional information regarding synthetic fuel tax credits.

Other Information

PPL's Audit Committee has approved the independent auditor to provide audit and audit-related services and other services permitted by Sarbanes-Oxley and SEC rules. The audit and audit-related services include services in connection with statutory and regulatory filings, reviews of offering documents and registration statements, and internal control reviews.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of PPL Corporation

We have audited the accompanying consolidated balance sheets and statements of long-term debt of PPL Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareowners' common equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PPL Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 5 to the consolidated financial statements, the Company adopted FIN 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PPL Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
February 28, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of PPL Corporation

We have audited PPL Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PPL Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, PPL Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and statements of long-term debt of PPL Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareowners' common equity and comprehensive income, and cash flows for each of the two years in the period ended December 31, 2007 and expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
February 28, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of PPL Corporation:

In our opinion, the accompanying consolidated statements of income, of shareowners' common equity and comprehensive income and of cash flows present fairly, in all material respects, the results of operations and the cash flows of PPL Corporation and its subsidiaries (the "Company") for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 21 to the consolidated financial statements, the Company adopted FIN No. 47, *Accounting for Conditional Asset Retirement Obligations*, in 2005.



Philadelphia, Pennsylvania
February 24, 2006, except for
Note 10, "Sale of Interest in Griffith Plant" section, which is as of December 13, 2006, Note 10, "Sale of Latin American Businesses" section, which is as of June 20, 2007 and Note 10, "Anticipated Sale of Gas and Propane Businesses" section, which is as of February 28, 2008

Management's Report on Internal Control over Financial Reporting

PPL's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). PPL's internal control over financial reporting is a process designed to provide reasonable assurance to PPL's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control – Integrated Framework," our management concluded that our internal control over financial reporting was effective as of December 31, 2007. The effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Consolidated Statements of Income

(Millions of dollars, except per share data) *For the years ended December 31,*	**2007**	2006	2005
Operating Revenues			
Utility	**$4,114**	$3,855	$3,729
Unregulated retail electric	**102**	91	101
Wholesale energy marketing	**1,472**	1,532	1,091
Net energy trading margins	**41**	35	32
Energy-related businesses	**769**	618	586
Total	**6,498**	6,131	5,539
Operating Expenses			
Operation			
Fuel	**906**	763	796
Energy purchases	**720**	973	627
Other operation and maintenance	**1,373**	1,266	1,273
Amortization of recoverable transition costs	**310**	282	268
Depreciation (Note 1)	**446**	419	389
Taxes, other than income (Note 5)	**298**	281	278
Energy-related businesses (Note 9)	**762**	638	635
Total	**4,815**	4,622	4,266
Operating Income	**1,683**	1,509	1,273
Other Income – net (Note 17)	**95**	62	24
Interest Expense	**474**	447	472
Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary	**1,304**	1,124	825
Income Taxes (Note 5)	**270**	268	128
Minority Interest	**3**	3	2
Dividends on Preferred Securities of a Subsidiary (Notes 7 and 8)	**18**	14	2
Income from Continuing Operations	**1,013**	839	693
Income (Loss) from Discontinued Operations (net of income taxes) (Note 10)	**275**	26	(7)
Income Before Cumulative Effect of a Change in Accounting Principle	**1,288**	865	686
Cumulative Effect of a Change in Accounting Principle (net of income taxes) (Note 21)			(8)
Net Income	**$1,288**	$ 865	$ 678
Earnings Per Share of Common Stock (Note 4)			
Income from Continuing Operations:			
Basic	**$ 2.66**	$ 2.20	$ 1.83
Diluted	**$ 2.63**	$ 2.17	$ 1.81
Net Income:			
Basic	**$ 3.39**	$ 2.27	$ 1.79
Diluted	**$ 3.35**	$ 2.24	$ 1.77
Dividends Declared Per Share of Common Stock	**$ 1.22**	$ 1.10	$ 0.96

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statements of Cash Flows

(Millions of dollars) *For the years ended December 31,*	**2007**	2006	2005
Cash Flows from Operating Activities			
Net income	**$ 1,288**	$ 865	$ 678
Adjustments to reconcile net income to net cash provided by operating activities			
Cumulative effect of a change in accounting principle			8
Pre-tax gain from the sale of the Latin American businesses	**(400)**		
Pre-tax loss from the sale of the Sundance plant			72
Pre-tax loss from the sale of interest in Griffith plant		39	
Depreciation	**458**	446	423
Amortizations – recoverable transition costs and other	**433**	309	298
Defined benefits	**(39)**	(115)	(41)
Impairment of assets	**121**		
Deferred income taxes and investment tax credits	**42**	(25)	(66)
Other	**(66)**	47	124
Change in current assets and current liabilities			
Accounts receivable	**(186)**	(31)	(93)
Accounts payable	**127**	116	141
Fuel, materials and supplies	**25**	(31)	(38)
Other	**(144)**	107	(101)
Other operating activities			
Other assets	**(12)**	17	18
Other liabilities	**(76)**	14	(35)
Net cash provided by operating activities	**1,571**	1,758	1,388
Cash Flows from Investing Activities			
Expenditures for property, plant and equipment	**(1,685)**	(1,394)	(811)
Proceeds from the sale of the Latin American businesses	**851**		
Proceeds from the sale of telecommunication operations	**47**		
Proceeds from the sale of the Sundance plant			190
Proceeds from the sale of interest in Griffith plant		110	
Purchases of emission allowances	**(33)**	(76)	(169)
Proceeds from the sale of emission allowances	**107**	46	64
Purchases of nuclear decommissioning trust investments	**(190)**	(227)	(239)
Proceeds from the sale of nuclear decommissioning trust investments	**175**	211	223
Purchases of short-term investments	**(601)**	(696)	(116)
Proceeds from the sale of short-term investments	**860**	400	118
Net increase in restricted cash and cash equivalents	**(125)**	(12)	(34)
Other investing activities	**(20)**	21	(5)
Net cash used in investing activities	**(614)**	(1,617)	(779)
Cash Flows from Financing Activities			
Issuance of long-term debt	**985**	1,985	737
Retirement of long-term debt	**(1,216)**	(1,535)	(1,261)
Repurchase of common stock	**(712)**		
Issuance of preference stock, net of issuance costs		245	
Issuance of common stock	**32**	21	37
Payment of common stock dividends	**(459)**	(409)	(347)
Net increase (decrease) in short-term debt	**61**	(173)	184
Other financing activities	**(17)**	(39)	(26)
Net cash (used in) provided by financing activities	**(1,326)**	95	(676)
Effect of Exchange Rates on Cash and Cash Equivalents	**5**	3	6
Net (Decrease) Increase in Cash and Cash Equivalents	**(364)**	239	(61)
Cash and Cash Equivalents at Beginning of Period	**794**	555	616
Cash and Cash Equivalents at End of Period	**$ 430**	$ 794	$ 555
Supplemental Disclosures of Cash Flow Information			
Cash paid during the period for:			
Interest	**$ 437**	$ 449	$ 466
Income taxes – net	**$ 376**	$ 270	$ 149

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheets

(Millions of dollars) *At December 31,*	**2007**	2006
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 430**	$ 794
Short-term investments	**108**	359
Restricted cash and cash equivalents (Note 19)	**203**	102
Accounts receivable (less reserve: 2007, $39; 2006, $50)		
Customer	**574**	499
Other	**87**	92
Unbilled revenues	**531**	469
Fuel, materials and supplies (Note 1)	**316**	378
Prepayments	**160**	79
Deferred income taxes (Note 5)	**25**	162
Price risk management assets (Note 18)	**319**	551
Other intangibles (Note 20)	**76**	124
Assets held for sale (Note 10)	**318**	
Other	**21**	21
Total Current Assets	**3,168**	3,630
Investments		
Investment in unconsolidated affiliates – at equity (Note 3)	**44**	47
Nuclear plant decommissioning trust funds (Note 21)	**555**	510
Other	**9**	7
Total Investments	**608**	564
Property, Plant and Equipment (Note 1)		
Electric plant in service		
Transmission and distribution	**8,787**	8,836
Generation	**8,812**	8,744
General	**836**	779
	18,435	18,359
Construction work in progress	**1,287**	682
Nuclear fuel	**387**	354
Electric plant	**20,109**	19,395
Gas and oil plant	**66**	373
Other property	**202**	311
	20,377	20,079
Less: accumulated depreciation	**7,772**	8,010
Total Property, Plant and Equipment	**12,605**	12,069
Regulatory and Other Noncurrent Assets (Note 1)		
Recoverable transition costs	**574**	884
Goodwill (Note 20)	**991**	1,154
Other intangibles (Note 20)	**335**	367
Price risk management assets (Note 18)	**587**	144
Other	**1,104**	935
Total Regulatory and Other Noncurrent Assets	**3,591**	3,484
Total Assets	**$19,972**	$19,747

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheets

(Millions of dollars) At December 31,	2007	2006
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt (Note 8)	**$ 92**	$ 42
Long-term debt	**678**	1,018
Long-term debt with affiliate trust (Notes 8, 16 and 22)		89
Accounts payable	**723**	667
Above market NUG contracts (Note 15)	**42**	65
Taxes	**127**	194
Interest	**131**	109
Dividends	**118**	111
Price risk management liabilities (Note 18)	**423**	550
Liabilities held for sale (Note 10)	**68**	
Other	**480**	503
Total Current Liabilities	**2,882**	3,348
Long-term Debt	**6,890**	6,728
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes and investment tax credits (Note 5)	**2,192**	2,331
Price risk management liabilities (Note 18)	**916**	459
Accrued pension obligations (Note 13)	**59**	364
Asset retirement obligations (Note 21)	**376**	336
Above market NUG contracts (Note 15)	**29**	71
Other	**752**	627
Total Deferred Credits and Other Noncurrent Liabilities	**4,324**	4,188
Commitments and Contingent Liabilities (Note 15)		
Minority Interest	**19**	60
Preferred Securities of a Subsidiary (Note 7)	**301**	301
Shareowners' Common Equity		
Common stock – $0.01 par value [a]	**4**	4
Capital in excess of par value	**2,172**	2,810
Earnings reinvested	**3,448**	2,626
Accumulated other comprehensive loss (Note 1)	**(68)**	(318)
Total Shareowners' Common Equity	**5,556**	5,122
Total Liabilities and Equity	**$19,972**	$19,747

[a] 780 million shares authorized; 373 million shares issued and outstanding at December 31, 2007, and 385 million shares issued and outstanding at December 31, 2006.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statements of Shareowners' Common Equity and Comprehensive Income

(Millions of dollars, except per share amounts) *For the years ended December 31,*	**2007**	2006	2005
Common stock at beginning of year	**$ 4**	$ 4	$ 2
Common stock split			2
Common stock at end of year	**4**	4	4
Capital in excess of par value at beginning of year	**2,810**	3,602	3,528
Common stock split			(2)
Retirement of treasury stock (Note 1)		(839)	
Common stock issued	**48**	26	42
Common stock repurchased (Note 8)	**(712)**		
Stock-based compensation	**26**	22	32
Other		(1)	2
Capital in excess of par value at end of year	**2,172**	2,810	3,602
Treasury stock at beginning of year		(838)	(838)
Treasury stock purchased		(1)	
Retirement of treasury stock (Note 1)		839	
Treasury stock at end of year			(838)
Earnings reinvested at beginning of year	**2,626**	2,182	1,870
Net income	**1,288**	865	678
Dividends and dividend equivalents declared on common stock and restricted stock units	**(466)**	(421)	(366)
Earnings reinvested at end of year	**3,448**	2,626	2,182
Accumulated other comprehensive loss at beginning of year [c]	**(318)**	(532)	(323)
Other comprehensive income (loss) [b]	**250**	414	(209)
Adjustment to initially apply SFAS 158, net of tax benefit of $103 (Note 13)		(200)	
Accumulated other comprehensive loss at end of year	**(68)**	(318)	(532)
Total Shareowners' Common Equity	**$5,556**	$5,122	$4,418
Common stock shares outstanding at beginning of year [a]	**385,039**	380,145	378,143
Common stock shares issued through the ICP, ICPKE, 2.625% Convertible Senior Notes and directors retirement plan, net of forfeitures	**3,177**	4,955	2,024
Common stock shares repurchased	**(14,945)**		
Treasury stock shares purchased		(61)	(22)
Common stock shares outstanding at end of year	**373,271**	385,039	380,145

[a] Shares in thousands. Each share entitles the holder to one vote on any question presented to any shareowners' meeting.

[b] Statement of Comprehensive Income (Note 1):

	2007	2006	2005
Net income	**$1,288**	$ 865	$ 678
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax expense of $1, $0, $0	**93**	155	(53)
Unrealized gains on available-for-sale securities, net of tax expense of $6, $33, $5 [d]	**8**	10	8
Additional minimum pension liability adjustments, net of tax expense of $26, $8		54	19
Defined benefit plans (Note 13)			
Net prior service costs, net of tax benefit of $(6)	**16**		
Net actuarial gain, net of tax expense of $123	**273**		
Amortization of net transition obligations, net of tax expense of $1	**1**		
Net unrealized (losses) gains on qualifying derivatives, net of tax (benefit) expense of $(105), $124, $(115)	**(141)**	195	(183)
Total other comprehensive income (loss)	**250**	414	(209)
Comprehensive Income	**$1,538**	$1,279	$ 469

[c] See Note 1 for disclosure of balances for each component of accumulated other comprehensive loss.

[d] The 2005 amount includes unrealized losses on investments in the nuclear decommissioning trust funds. Beginning in 2006, such losses represent other than temporary impairments and are recognized in earnings. See Note 21 for additional information.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statements of Long-term Debt

(Millions of dollars) At December 31,	Outstanding 2007	2006	Maturity [a]
U.S.			
6.84% – 8.375% Medium-term Notes		$ 283	2007
4.33% – 7.0% Senior Unsecured Notes	**$2,451** [m][n]	2,301	2009-2047
Junior Subordinated Notes [b]	**500**		2067
2.625% Convertible Senior Notes [c]	**57**	102	2023
8.05% – 8.30% Senior Secured Notes [d]	**437**	437	2013
8.70% Unsecured Promissory Notes	**10** [r]	10	2022
7.375% First Mortgage Bonds [e]	**10**	10	2014
4.30% – 6.45% Senior Secured Bonds [e]	**1,036**	1,041	2007-2037
3.125% – 4.75% Senior Secured Bonds (Pollution Control Series) [f]	**314**	314	2008-2029
7.05% – 7.15% Series 1999-1 Transition Bonds	**305**	605	2007-2008
Floating Rate Exempt Facilities Note [g]	**81**		2037
Floating Rate Pollution Control Facilities Note [h]	**9**	9	2027
	5,210	5,112	
U.K.			
4.80436% – 9.25% Senior Unsecured Notes [i]	**1,864** [o][p]	1,987	2007-2037
1.541% Index-linked Senior Unsecured Notes [i][j]	**481** [o][q]	443	2053-2056
	2,345	2,430	
Latin America [k]			
3.75% – 9.0 % Inflation-linked Debt		205	2007-2027
4.00% – 8.57% Other		18	2007-2011
		223	
	7,555	7,765	
Fair value adjustments from hedging activities	**28**	(9)	
Unamortized premium	**11**	12	
Unamortized discount	**(16)**	(22)	
	7,578	7,746	
Less amount due within one year	**(678)**	(1,018)	
Less amount included in liabilities held for sale	**(10)** [r]		
Total Long-term Debt	**$6,890**	$6,728	
Long-term Debt with Affiliate Trust:			
8.23% Subordinated Debentures [l]	**$**	$ 89	2027
Less amount due within one year		(89)	
Total Long-term Debt with Affiliate Trust	**$**	$	

See Note 8 for information on debt issuances, debt retirements and other changes in long-term debt.

(a) Aggregate maturities of long-term debt are (millions of dollars): 2008, $678; 2009, $687; 2010, $0; 2011, $501; 2012, $1; and $5,688 thereafter. There are no debt securities outstanding that have sinking fund requirements.

(b) The notes bear interest at 6.70% into March 2017, at which time the notes will bear interest at three-month LIBOR plus 2.665%, reset quarterly, until maturity. Interest payments may be deferred, from time to time, on one or more occasions for up to ten consecutive years. The notes may be redeemed at par beginning in March 2017.

(c) The Convertible Senior Notes may be redeemed beginning on May 20, 2008. Additionally, the holders have the right to require PPL Energy Supply to purchase the notes at par value on every fifth anniversary of the issuance, with such first date being May 15, 2008. The balance outstanding at December 31, 2007, has been classified as a current liability on the Balance Sheet. See Notes 4 and 8 for a discussion of conversion terms.

(d) Represents lease financing consolidated through a variable interest entity. See Note 22 for additional information.

(e) The First Mortgage Bonds were issued under, and are secured by, the lien of the 1945 First Mortgage Bond Indenture. The lien of the 1945 First Mortgage Bond Indenture covers substantially all electric distribution plant and certain transmission plant owned by PPL Electric. The Senior Secured Bonds were issued under the 2001 Senior Secured Bond Indenture. The Senior Secured Bonds are secured by (i) an equal principal amount of First Mortgage Bonds issued under the 1945 First Mortgage Bond Indenture and (ii) the lien of the 2001 Senior Secured Bond Indenture, which covers substantially all electric distribution plant and certain transmission plant owned by PPL Electric and which is junior to the lien of the 1945 First Mortgage Bond Indenture.

(f) PPL Electric issued a series of its Senior Secured Bonds to secure its obligations to make payments with respect to each series of Pollution Control Bonds that were issued by the Lehigh County Industrial Development Authority (LCIDA) on behalf of PPL Electric. These Senior Secured Bonds were issued in the same principal amount and bear the same interest rate as such Pollution Control Bonds. These Senior Secured Bonds were issued under the 2001 Senior Secured Bond Indenture and are secured as noted in (e) above. $224 million of these Senior Secured Bonds may be redeemed at par beginning in 2015.

(g) The Pennsylvania Economic Development Financing Authority (PEDFA) issued Exempt Facilities Revenue Bonds on behalf of PPL Energy Supply. In connection with the issuance of such bonds, PPL Energy Supply entered into a loan agreement with the PEDFA pursuant to which the PEDFA has loaned to PPL Energy Supply the proceeds of the bonds on payment terms that correspond to the bonds. The bonds are structured as variable-rate remarketable bonds. They accrue interest at 3.29% through January 2008. Effective February 2008, the bonds will be subject to daily remarketing until such time that the frequency of remarketing is changed at the election of PPL Energy Supply. PPL Energy Supply may convert the interest rate on the Bonds from time to time to a commercial paper rate, daily rate, weekly rate or a term rate of at least one year, as determined by the remarketing agent. The Bonds are subject to mandatory purchase under certain circumstances, including upon conversion to a different interest rate mode. To the extent that a purchase is required prior to the maturity date, PPL Energy Supply has the ability and intent to refinance such obligation on a long-term basis.

(h) Rate was 4.923% at December 31, 2007, and 3.97% at December 31, 2006.

(i) Although financial information of foreign subsidiaries is recorded on a one-month lag, WPD's December 2007 bond retirement is reflected in the 2007 Financial Statements, as discussed in Note 8, and its December 2006 bond issuances and bond retirement are reflected in the 2006 Financial Statements due to the materiality of these transactions.

(j) The principal amount of these notes is adjusted on a semi-annual basis based on changes in a specified index, as detailed in the terms of the related indentures.

(k) In 2007, PPL sold its Latin American businesses. Debt of the businesses sold was not retained by PPL. See Note 10 for additional information.

(l) Represents debt with a wholly-owned trust that was deconsolidated effective December 31, 2003. See Notes 16 and 22 for further discussion. See Note 8 for a discussion of the redemption of these debentures in February 2007.

(m) Includes $300 million of 5.70% REset Put Securities due 2035 (REPS℠). The REPS bear interest at a rate of 5.70% per annum to, but excluding, October 15, 2015 (Remarketing Date). The REPS are required to be put by existing holders on the Remarketing Date either for (a) purchase and remarketing by a designated remarketing dealer, or (b) repurchase by PPL Energy Supply. If the remarketing dealer elects to purchase the REPS for remarketing, it will purchase the REPS at 100% of the principal amount, and the REPS will bear interest on and after the Remarketing Date at a new fixed rate per annum determined in the remarketing. PPL Energy Supply has the right to terminate the remarketing process. If the remarketing is terminated at the option of PPL Energy Supply, or under certain other circumstances, including the occurrence of an event of default by PPL Energy Supply under the related indenture or a failed remarketing for certain specified reasons, PPL Energy Supply will be required to pay the remarketing dealer a settlement amount as calculated in accordance with the related remarketing agreement.

(n) Includes $250 million of notes that may be redeemed at par beginning in July 2011 and $100 million of notes that may be redeemed at par beginning in July 2012.

(o) Change includes an increase related to an increase in foreign currency exchange rates.

(p) Includes $463 million of notes that may be redeemed, in total but not in part, on December 21, 2026, at the greater of the principal value or a value determined by reference to the gross redemption yield on a nominated U.K. government bond. Additionally, the $463 million of such notes may be put by the holders back to the issuer for redemption if the long-term credit ratings assigned to the notes by Moody's, S&P or Fitch are withdrawn by any of the rating agencies or reduced to a non-investment grade rating of Ba1 or BB+ in connection with a restructuring event. A restructuring event includes the loss of, or a material adverse change to, the distribution license under which the issuer operates.

(q) These notes may be redeemed, in total by series, on December 1, 2026, at the greater of the adjusted principal value and a make-whole value determined by reference to the gross real yield on a nominated U.K. government bond. Additionally, these notes may be put by the holders back to the issuer for redemption if the long-term credit ratings assigned to the notes by Moody's, S&P or Fitch are withdrawn by any of the rating agencies or reduced to a non-investment grade rating of Ba1 or BB+ in connection with a restructuring event. A restructuring event includes the loss of, or a material adverse change to, the distribution license under which the issuer operates.

(r) In 2007, PPL announced its intention to sell its natural gas distribution and propane businesses. The assets and liabilities of these businesses, including the 8.70% Unsecured Promissory Notes, have been classified as held for sale at December 31, 2007. See Note 10 for additional information.

Terms and abbreviations appearing in Notes to Consolidated Financial Statements are explained in the glossary. Dollars are in millions, except per share data, unless otherwise noted.

Note 1. Summary of Significant Accounting Policies

General

Business and Consolidation

PPL is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the generation and marketing of electricity in the northeastern and western U.S. and in the delivery of electricity in Pennsylvania and the U.K. Headquartered in Allentown, PA, PPL's principal direct subsidiaries are PPL Energy Funding, PPL Electric, PPL Gas Utilities, PPL Services and PPL Capital Funding.

In July 2007, PPL announced its intentions to sell its natural gas distribution and propane businesses. PPL expects to complete the sale during the second half of 2008. See Note 10 for additional information.

PPL Energy Funding is the parent of PPL Energy Supply, which serves as the holding company for PPL's principal unregulated subsidiaries. PPL Energy Supply is the parent of PPL Generation, PPL EnergyPlus and PPL Global.

PPL Generation owns and operates a portfolio of domestic power generating assets. These power plants are located in Pennsylvania, Montana, Illinois, Connecticut, New York and Maine and use well-diversified fuel sources including coal, uranium, natural gas, oil and water. PPL EnergyPlus markets or brokers electricity produced by PPL Generation subsidiaries, along with purchased power, natural gas and oil, in competitive wholesale and deregulated retail markets, primarily in the northeastern and western U.S. PPL Global owns and operates international energy businesses that are primarily focused on the distribution of electricity.

It is the policy of PPL to consolidate foreign subsidiaries on a one-month lag. Material intervening events, such as debt issuances and retirements, acquisitions or divestitures that occur in the lag period are recognized in the current Financial Statements. Significant, but not material, events are disclosed.

In 2007, PPL Energy Supply completed the sale of its domestic telecommunication operations. See Note 9 for additional information. Also in 2007, PPL Energy Supply completed the sale of its Latin American businesses in Chile, El Salvador, and Bolivia. In 2006 and 2005, PPL Energy Supply completed the sale of its interest in the Griffith plant and the Sundance plant. See Note 10 for additional information on the above sales.

The consolidated financial statements of PPL include its share of undivided interests in jointly-owned facilities, as well as their share of the related operating costs of those facilities. See Note 14 for additional information.

PPL Electric is a rate-regulated subsidiary of PPL. PPL Electric's principal business is the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania, and the supply of electricity to retail customers in that territory as a PLR.

The consolidated financial statements of PPL include its own accounts as well as the accounts of all entities in which the company has a controlling financial interest. (See Note 22 for additional information regarding variable interest entities.) Investments in entities in which the company has the ability to exercise significant influence but does not have a controlling financial interest are accounted for under the equity method. See Note 3 for additional information. All other investments are carried at cost or fair value. All significant intercompany transactions have been eliminated. Any minority interests are reflected in the consolidated financial statements.

Regulation

PPL Electric and PPL Gas Utilities account for regulated operations in accordance with the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which requires cost-based rate-regulated entities to reflect the effects of regulatory actions in their financial statements.

The regulatory assets below are either included in "Regulatory and Other Noncurrent Assets" or "Assets held for sale" on the Balance Sheets.

	2007	2006
Recoverable transition costs [a]	**$574**	$ 884
Taxes recoverable through future rates	**245**	265
Recoverable costs of defined benefit plans		75
Costs associated with severe ice storms – January 2005	**12**	12
Other	**12**	6
	$843	$1,242

[a] Earn a current return.

The recoverable transition costs are the result of the PUC Final Order, which allowed PPL Electric to begin amortizing its competitive transition (or stranded) costs, $2.97 billion, over an 11-year transition period effective January 1, 1999. In August 1999, competitive transition costs of $2.4 billion were converted to intangible transition costs when they were securitized by the issuance of transition bonds. The intangible transition costs are being amortized over the life of the transition bonds, through December 2008, in accordance with an amortization schedule filed with the PUC. The assets of PPL Transition Bond Company, including the intangible transition property, are not available to creditors of PPL or PPL Electric. The transition bonds are obligations of PPL Transition Bond Company and are non-recourse to PPL and PPL Electric. The remaining competitive transition costs are also being amortized based on an amortization schedule previously filed with the PUC, adjusted for those competitive transition costs that were converted to intangible transition costs. As a result of the conversion of a significant portion of the competitive transition costs into intangible transition costs, amortization of substantially all of the remaining competitive transition costs of $351 million will occur in 2009.

Taxes recoverable through future rates represent the portion of future income taxes that will be recovered through future rates based upon established regulatory practices. Accordingly, this regulatory asset is recognized when the offsetting deferred tax liability is recognized. In accordance with SFAS 109, "Accounting for Income Taxes," this regulatory asset and the deferred tax liability are not offset for general-purpose financial reporting; rather, each is displayed separately. Because this regulatory asset does not represent cash tax expenditures already incurred by PPL, this regulatory asset is not earning a current return. This regulatory asset is expected to be recovered over the period that the underlying book-tax timing differences reverse and the actual cash taxes are incurred.

Recoverable costs of defined benefit plans represent the portion of unrecognized transition obligation, prior service cost, and net actuarial gain that will be recovered through future rates based upon established regulatory practices. These regulatory assets are adjusted annually or more frequently if certain significant events occur, when the funded status of PPL's defined benefit plans is remeasured, in accordance with the accounting requirements for defined benefit plans as described in the "Defined Benefits" section of this note. These regulatory assets do not represent cash expenditures already incurred; consequently, these assets are not earning a current return.

	2007	2006
Transition obligation	**$ 14**	$ 16
Prior service cost	**82**	89
Net actuarial gain	**(96)**	(30)
Recoverable costs of defined benefit plans		$ 75

Of these costs, $11 million is expected to be amortized into net periodic benefit cost in 2008. All costs will be amortized over the lives of the defined benefit plans.

In January 2005, severe ice storms hit PPL Electric's service territory. The total cost of restoring service, excluding capitalized cost and regular payroll expenses, was $16 million. In August 2005, the PUC issued an order granting PPL Electric's petition for authority to defer and amortize for regulatory accounting and reporting purposes a portion of these storm costs subject to certain conditions. As a result of the PUC Order and in accordance with SFAS 71, PPL Electric deferred $12 million of its previously expensed storm costs. Recovery of these assets was addressed in PPL Electric's distribution base rate case filed with the PUC in March 2007. In December 2007, the PUC approved the recovery of these assets and as a result they will be amortized monthly beginning January 2008 through August 2015.

The remainder of the regulatory assets included in "Other" will be recovered through 2013.

In August 2006, the Commonwealth Court of Pennsylvania overturned the PUC's decision of December 2004 that previously allowed PPL Electric to recover, over a 10-year period, restoration costs incurred in connection with Hurricane Isabel in September 2003. As a result of the PUC's 2004 decision and in accordance with SFAS 71, PPL Electric had established a regulatory asset for the restoration costs. Effective January 1, 2005, PPL Electric began billing these costs to customers and amortizing the regulatory asset. The Commonwealth Court denied recovery of these costs because they were incurred when PPL Electric was subject to capped rates for transmission and distribution services, through December 31, 2004. As a result of the Court's decision in 2006, PPL Electric recorded a charge of $11 million, or $7 million after tax, in "Other operation and maintenance" on the Statements of Income, reversed the remaining unamortized regulatory asset of $9 million and recorded a regulatory liability of $2 million for restoration costs previously billed to customers from January 2005 through December 2006. In August 2007, PPL Electric began refunding these costs on customers' bills, which will continue through December 2009.

Accounting Records

The system of accounts for PPL Electric and PPL Gas Utilities are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the PUC.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss Accruals

Loss accruals are recorded in accordance with SFAS 5, "Accounting for Contingencies," and other related accounting guidance. Potential losses are accrued when (1) information is available that indicates it is "probable" that a loss has been incurred, given the likelihood of the uncertain future events and (2) the amount of the loss can be reasonably estimated. FASB defines "probable" as cases in which "the future event or events are likely to occur." SFAS 5 does not generally permit the accrual of contingencies that might result in gains. PPL continuously assesses potential loss contingencies for environmental remediation, litigation claims, regulatory penalties and other events. PPL discounts its loss accruals for environmental remediation when appropriate.

PPL also has accrued estimated losses on long-term purchase commitments when significant events have occurred. For example, estimated losses were accrued when long-term purchase commitments were assumed under asset acquisition agreements and when PPL Electric's generation business was deregulated.

Changes in Classification

The classification of certain amounts in the 2006 and 2005 financial statements have been changed to conform to the current presentation. The changes in classification did not affect net income or total equity.

In 2007, PPL sold its Latin American businesses and in July 2007, PPL announced its intention to sell its natural gas distribution and propane businesses. In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the operating results of these businesses are classified as "Income (Loss) from Discontinued Operations" on the Statements of Income. See Note 10 for further discussion. The Balance Sheets and Statements of Cash Flows of periods prior to 2007 were not impacted.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income, defined as changes in equity from transactions not related to shareowners. Comprehensive income is shown on PPL's Statements of Shareowners' Common Equity and Comprehensive Income.

Accumulated other comprehensive loss, which is presented on the Balance Sheets of PPL, consisted of these after-tax amounts at December 31.

	2007	2006
Foreign currency translation adjustments	**$ 263**	$ 170
Unrealized gains on available-for-sale securities	**66**	58
Defined benefit plans		
Transition obligation	**(12)**	(13)
Prior service cost	**(97)**	(113)
Actuarial loss	**(113)**	(386)
Foreign currency translation	**17**	17
Net unrealized losses on qualifying derivatives	**(192)**	(51)
	$ (68)	$(318)

Price Risk Management

PPL enters into energy and energy-related contracts to hedge the variability of expected cash flows associated with their generating units and marketing activities, as well as for trading purposes. PPL enters into interest rate derivative contracts to hedge its exposure to changes in the fair value of their debt instruments and to hedge its exposure to variability in expected cash flows associated with existing debt instruments or forecasted issuances of debt. PPL also enters into foreign currency derivative contracts to hedge foreign currency exposures related to firm commitments, recognized assets or liabilities, forecasted transactions, net investments and foreign earnings translation.

Contracts that meet the definition of a derivative are accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. Certain energy contracts have been excluded from the requirements of SFAS 133 because they meet the definition of a "normal purchase or normal sale." These contracts are reflected in the financial statements using the accrual method of accounting.

All derivative contracts that are subject to the requirements of SFAS 133 and its amendments are reflected on the balance sheet at their fair value. These contracts are recorded as "Price risk management assets" and "Price risk management liabilities" on the Balance Sheets. Short-term derivative positions are included in "Current Assets" and "Current Liabilities." PPL records long-term derivative positions in "Regulatory and Other Noncurrent Assets" and "Deferred Credits and Other Noncurrent Liabilities." On the date the derivative contract is executed, PPL may designate the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign currency fair value or cash flow hedge ("foreign currency" hedge) or a hedge of a net investment in a foreign operation ("net investment" hedge). Changes in the fair value of derivatives are recorded in either other comprehensive income or in current-period earnings in accordance with SFAS 133. Cash inflows and outflows related to derivative instruments are included as a component of operating, investing or financing activities in the Statements of Cash Flows, depending on the underlying nature of the hedged items.

When recognized on the Statements of Income, realized gains and losses from energy contracts accounted for as fair value or cash flow hedges, are reflected in "Wholesale energy marketing," "Fuel," or "Energy purchases," consistent with the hedged item. Unrealized gains and losses from changes in market prices of energy contracts accounted for as fair value hedges are reflected in "Energy purchases" on the Statements of Income, as are changes in the underlying position. Additionally, PPL enters into certain non-trading energy or energy-related contracts to hedge future cash flows or fair values that are not eligible for hedge accounting under SFAS 133, or hedge accounting is not elected. Unrealized and realized gains and losses on these transactions are reflected in "Wholesale energy marketing" or "Energy purchases," consistent with the hedged item. Unrealized and realized gains and losses on options to hedge synthetic fuel tax credits are reflected in "Energy-related businesses" revenues.

PPL accounts for non-trading bilateral sales and purchases in accordance with EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3," to net non-trading bilateral sales of electricity at major market delivery points with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available.

Gains and losses from interest rate and foreign currency derivative contracts that hedge interest payments, when recognized on the Statements of Income, are accounted for in "Interest Expense." Gains and losses from foreign currency derivative contracts that economically hedge foreign earnings translation are recognized in "Other Income – net." Gains and losses from foreign currency derivative contracts that hedge foreign currency payments for equipment, when recognized on the Statements of Income, are accounted for in "Depreciation."

See Note 18 for additional information on SFAS 133, its amendments and related accounting guidance.

Revenue

Utility Revenue

The Statements of Income "Utility" line item contains revenues from domestic and U.K. rate-regulated delivery operations.

Revenue Recognition

Operating revenues, except for "Energy-related businesses," are recorded based on energy deliveries through the end of the calendar month. Unbilled retail revenues result because customers' meters are read and bills are rendered throughout the month, rather than all being read at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh by the estimated average cents per kWh. Unbilled wholesale energy revenues are recorded at month-end to reflect estimated amounts until actual dollars and MWhs are confirmed and invoiced. At that time, unbilled revenue is reversed and actual revenue is recorded.

PPL records energy marketing activity in the period when the energy is delivered. The wholesale sales and purchases that meet the criteria in EITF 03-11 are reported net on the Statements of Income within "Wholesale energy marketing."

Additionally, the bilateral sales and purchases that are designated as trading activities are also reported net, in accordance with EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," and are reported on the Statements of Income within "Net energy trading margins." Spot market activity that balances PPL's physical trading positions is included on the Statements of Income in "Net energy trading margins."

Certain PPL subsidiaries participate in RTOs, primarily in PJM, but also in the surrounding regions of New York (NYISO), New England (ISO-NE) and the Midwest (MISO). In PJM, PPL EnergyPlus is a marketer, a load-serving entity to its customers who have selected it as a supplier and a seller for PPL's generation subsidiaries. PPL Electric is a transmission owner and PLR in PJM. In ISO-NE, PPL EnergyPlus is a marketer, a load-serving entity, and a seller for PPL's New England generating assets. In the NYISO and MISO regions, PPL EnergyPlus acts as a marketer. PPL Electric does not participate in ISO-NE, NYISO or MISO. A function of interchange accounting is to match participants' MWh entitlements (generation plus scheduled bilateral purchases) against their MWh obligations (load plus scheduled bilateral sales) during every hour of every day. If the net result during any given hour is an entitlement, the participant is credited with a spot-market sale to the ISO at the respective market price for that hour; if the net result is an obligation, the participant is charged with a spot-market purchase from the ISO at the respective market price for that hour. ISO purchases and sales are not allocated to individual customers. PPL records the hourly net sales and purchases in its financial statements as sales to and purchases from the respective ISOs.

"Energy-related businesses" revenue includes revenues from the mechanical contracting and engineering subsidiaries, WPD's telecommunications and property subsidiaries and PPL Global's proportionate share of affiliate earnings under the equity or cost method of accounting, as described in the "Business and Consolidation" section of this note. The mechanical contracting and engineering subsidiaries record revenues from construction contracts on the percentage-of-completion method of accounting, measured by the actual cost incurred to date as a percentage of the estimated total cost for each contract. Accordingly, costs and estimated earnings in excess of billings on uncompleted contracts are recorded as a current asset on the Balance Sheets, and billings in excess of costs and estimated earnings on uncompleted contracts are recorded as a current liability on the Balance Sheets. The amount of costs in excess of billings was $10 million and $9 million at December 31, 2007 and 2006 and the amount of billings in excess of costs was $76 million and $50 million at December 31, 2007 and 2006.

During 2007, PPL recognized $55 million of revenue related to a settlement agreement for cost-based payments based upon the RMR status of units at its Wallingford, Connecticut generating facility. See Note 15 for additional information.

Allowance for Doubtful Accounts

Trade receivables are reported in the Balance Sheets at the gross outstanding amount adjusted for an allowance for doubtful accounts.

Accounts receivable collectibility is evaluated using a combination of factors, including past due status based on contractual terms. Reserve balances are analyzed to assess the reasonableness of the balances in comparison to the actual accounts receivable balances and write-offs. Adjustments are made to reserve balances based on the results of analysis, the aging of receivables, and historical and industry trends.

Additional specific reserves for uncollectible accounts receivable, such as bankruptcies, are recorded on a case-by-case basis after having been researched and reviewed by management. The nature of the item, trends in write-offs, the age of the receivable, counterparty creditworthiness and economic conditions are considered as a basis for determining the adequacy of the reserve for uncollectible account balances.

Trade receivables are charged-off in the period in which the receivable is deemed uncollectible. Recoveries of trade receivables previously charged-off are recorded when it is known they will be received.

At December 31, 2007 and 2006, the California ISO reserves accounted for 44% and 34% of the total allowance for doubtful accounts of PPL. See Note 15 for additional information.

Cash

Cash Equivalents

All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Restricted Cash and Cash Equivalents

Bank deposits and other cash equivalents that are restricted by agreement or that have been clearly designated for a specific purpose are classified as restricted cash and cash equivalents. The change in restricted cash and cash equivalents is reported as an investing activity in the Statements of Cash Flows. On the Balance Sheets, the current portion of restricted cash and cash equivalents is shown as "Restricted cash and cash equivalents" within current assets, while the noncurrent portion is included in "Other" within other noncurrent assets. See Note 19 for the components of restricted cash and cash equivalents.

Investments

Generally, the original maturity date of an investment and management's ability to sell an investment prior to its original maturity determine the classification of investments as either short-term or long-term. Investments that would otherwise be classified as short-term, but are restricted as to withdrawal or use for other than current operations or are clearly designated for expenditure in the acquisition or construction of noncurrent assets or for the liquidation of long-term debts, are classified as long-term.

Short-term Investments

Short-term investments generally include certain deposits as well as securities that are considered highly liquid such as auction rate and similar securities that provide for periodic reset of interest rates. Short-term investments have original maturities greater than three months and are included in "Short-term investments" on the Balance Sheets of PPL.

Investments in Debt and Marketable Equity Securities

Investments in debt securities are classified as held-to-maturity, and measured at amortized cost, when there is an intent and ability to hold the securities to maturity. Debt securities and marketable equity securities that are acquired and held principally for the purpose of selling them in the near-term are classified as trading. Trading securities are generally held to capitalize on fluctuations in their value. All other investments in debt and marketable equity securities are classified as available-for-sale. Both trading and available-for-sale securities are carried at fair value. Any unrealized gains and losses for trading securities are included in earnings. Unrealized gains and losses for available-for-sale securities are reported, net of tax, in other comprehensive income or are recognized currently in earnings when a decline in fair value is determined to be other than temporary. The specific identification method is used to calculate realized gains and losses on debt and marketable equity securities. See Note 21 for additional information on available-for-sale securities held in the nuclear decommissioning trust funds.

Long-Lived and Intangible Assets

Property, Plant and Equipment

PP&E is recorded at original cost, unless impaired. If impaired, the asset is written down to fair value at that time, which becomes the asset's new cost basis. Original cost includes material, labor, contractor costs, construction overheads and financing costs, where applicable. The cost of repairs and minor replacements are charged to expense as incurred. PPL records costs associated with planned major maintenance projects in the period in which the costs are incurred. No costs are accrued in advance of the period in which the work is performed.

AFUDC is capitalized as part of the construction costs for regulated projects.

Interest is capitalized as part of construction costs for non-regulated projects. PPL capitalizes interest in accordance with SFAS 34, "Capitalization of Interest Cost" for their unregulated entities. Interest incurred from borrowed funds used to construct, purchase or invest in capital assets is not immediately expensed but rather deferred.

Capitalized interest of $56 million for 2007, $21 million for 2006 and $6 million for 2005 was excluded from "Interest Expense" on the Statements of Income.

Included in PP&E on the balance sheet are capitalized costs of software projects that were developed or obtained for internal use. These capitalized costs are amortized ratably over the expected lives of the projects when they become operational, generally not to exceed 5 years. At December 31, 2007 and 2006, capitalized software costs were $64 million and $106 million, and there were $43 million and $76 million of accumulated amortization. During 2007, 2006 and 2005, PPL amortized capitalized software costs of $10 million, $14 million and $13 million.

The amortization of capitalized software is included in "Depreciation" on the Statements of Income.

Depreciation

Depreciation is computed over the estimated useful lives of property using various methods including the straight-line, composite and group methods. When a component of PP&E is retired that was depreciated under the composite or group method, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit that was depreciated under the composite or group method is retired or sold, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income, unless otherwise required by regulators.

PPL and its subsidiaries periodically review the useful lives of their fixed assets. In light of significant planned environmental capital expenditures, PPL Generation conducted studies of the useful lives of Montour Units 1 and 2 and Brunner Island Unit 3 during the first quarter of 2005. Based on these studies, the useful lives of these units were extended from 2025 to 2035, effective January 1, 2005. In the second quarter of 2005, PPL Generation conducted additional studies of the useful lives of certain Eastern fossil-fuel and hydroelectric generation plants. The most significant change related to the useful lives of Brunner Island Units 1 and 2 and Martins Creek Units 3 and 4, which were extended from 2025 to 2035, effective July 1, 2005. The effect of these changes in useful lives for 2005 was to increase income from continuing operations and net income, as a result of lower depreciation, by $7 million (or $0.02 per share, basic and diluted).

During 2005, as a result of the final regulatory outcome published by Ofgem of the most recent price control review and an assessment of the economic life of meters, WPD reduced the remaining useful lives of its existing meter stock to approximately nine years. The useful lives of new meters were reduced from 40 years to 19 years. The effect for 2005 was to decrease income from continuing operations and net income, as a result of higher depreciation, by $5 million (or $0.01 per share, basic and diluted). During 2007, as a result of a further communication from Ofgem relating specifically to prepayment meters, WPD reduced the remaining useful lives of these meters from nine years to 18 months. The effect for 2007 was to decrease income from continuing operations and net income, as a result of higher depreciation, by $3 million (or $0.01 per share, basic and diluted).

In 2007, WPD reviewed the useful lives of its distribution network assets. Effective April 1, 2007, after considering information from Ofgem and other internal and external surveys, the weighted average useful lives were extended to 54 years from 40 years. The effect of this change in useful lives for 2007 was to increase income from continuing operations and net income, as a result of lower depreciation, by $13 million (or $0.03 per share, basic and diluted).

Following are the weighted-average rates of depreciation at December 31.

	2007	2006
Generation	**2.19%**	2.10%
Transmission and distribution	**2.52%**	2.65%
General	**7.87%**	6.23%

The annual provisions for depreciation have been computed principally in accordance with the following ranges, in years, of assets lives. Generation, 40-50 years; transmission and distribution, 5-70 years; and general, 3-60 years.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price paid over the estimated fair value of the assets acquired and liabilities assumed in the acquisition of a business. If several businesses are acquired in a single transaction, the purchase price must be apportioned to each business based on the fair value of each business. Each business is then assigned to the appropriate reporting unit and the related goodwill is calculated for each business and included in that reporting unit. PPL's reporting units are significant businesses that have discrete financial information and the operating results are regularly reviewed by segment management. In accordance with SFAS 142, "Goodwill and Other Intangible Assets," PPL and its subsidiaries do not amortize goodwill.

Other intangible assets that have finite useful lives are valued at cost and amortized over their useful lives based upon the pattern in which the economic benefits of the intangible assets are consumed or otherwise used.

PPL and its subsidiaries account for emission allowances as intangible assets. As such, emission allowances are expensed when consumed. In addition, vintage year swaps are accounted for at fair value in accordance with SFAS 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29."

See Note 20 for additional information on goodwill and other intangible assets.

Asset Impairment

PPL and its subsidiaries review long-lived assets, including intangibles, that are subject to depreciation or amortization for impairment when events or circumstances indicate carrying amounts may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset is not recoverable from estimated undiscounted future cash flows. The impairment charge is measured by the difference between the carrying amount of the asset and its estimated fair value. See Notes 9, 10 and 15 for a discussion of asset impairment charges recorded.

Intangible assets with indefinite lives are reviewed for impairment annually or more frequently when events or circumstances indicate that the assets may be impaired. An impairment charge is recognized if the carrying amount of the assets exceeds its fair value. The difference represents the amount of impairment.

Goodwill is reviewed for impairment, at the reporting unit level, annually or more frequently when events or circumstances indicate that the carrying value of a reporting unit may be greater than the unit's fair value. PPL's reporting units are at or one level below its operating segments. If the carrying value of the reporting unit, including goodwill, exceeds its fair value, the implied fair value of goodwill must be calculated. The implied fair value of goodwill is determined in the same manner as the amount of goodwill in a business combination. If the implied fair value of goodwill is less than the carrying value, an impairment loss is recognized for an amount equal to that difference.

PPL also reviews the residual value of leased assets. Residual value is the estimated fair value of the leased property at the end of the lease term. If the residual value is determined to be less than the residual value that was originally recorded for the property, PPL must determine whether the decrease is other than temporary. If so, the residual value would be revised using the new estimate and a loss would be recorded currently. If the residual value is found to be greater than the original, no adjustment is needed.

Asset Retirement Obligations

PPL and its subsidiaries account for the retirement of its long-lived assets according to SFAS 143, "Accounting for Asset Retirement Obligations," which addresses the accounting for obligations associated with the retirement of tangible long-lived assets and FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143," which clarifies certain aspects of SFAS 143. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized as liabilities in the financial statements. The initial obligation is measured at estimated fair value. An equivalent amount is recorded as an increase in the value of the capitalized asset and allocated to expense over the useful life of the asset. Until the obligation is settled, the liability is increased, through the recognition of accretion expense in the income statement, for changes in the obligation due to the passage of time. Estimated ARO costs and settlement dates, which affect the carrying value of various AROs and the related assets, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the obligations.

See Note 21 for a discussion of accounting for AROs.

Compensation and Benefits

Defined Benefits

PPL and certain of its subsidiaries sponsor various defined benefit pension and other postretirement plans. PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for these defined benefits. In addition, PPL adopted the recognition and measurement date provisions of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective December 31, 2006. Subsequent to the adoption of SFAS 158, PPL is required to record an asset or liability to recognize the funded status of all defined benefit plans with an offsetting entry to other comprehensive income (OCI) or regulatory assets for certain regulated subsidiaries. Consequently, the funded status of all defined benefit plans is now fully recognized on the Balance Sheets and PPL no longer recognizes additional minimum liability adjustments in OCI.

PPL uses a market-related value of plan assets in accounting for its pension plans. The market-related value of plan assets is calculated by rolling forward the prior year market-related value with contributions, disbursements and expected return on investments. One-fifth of the difference between the actual value and the expected value is added (or subtracted if negative) to the expected value to determine the new market-related value.

PPL uses an accelerated amortization method for the recognition of gains and losses for its pension plans. Under the accelerated method, gains and losses in excess of 10% but less than 30% of the greater of the plan's projected benefit obligation or the market-related value of plan assets are amortized on a straight-line basis over the estimated average future service period of plan participants. Gains and losses in excess of 30% of the plan's projected benefit obligation are amortized on a straight-line basis over a period equal to one-half of the average future service period of the plan participants.

See Note 13 for a discussion of defined benefits.

Stock-Based Compensation

PPL grants stock options, restricted stock and restricted stock units to employees and restricted stock units and stock units to directors under several stock-based compensation plans. In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment," which is known as SFAS 123(R) and replaces SFAS 123, "Accounting for Stock-Based Compensation," as amended by SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." PPL and its subsidiaries adopted SFAS 123(R) effective January 1, 2006. See Note 12 for a discussion of SFAS 123(R). Effective January 1, 2003, PPL and its subsidiaries adopted the fair value method of accounting for stock-based compensation, as prescribed by SFAS 123, "Accounting for Stock-Based Compensation," using the prospective method of transition permitted by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." The prospective method of transition requires PPL and its subsidiaries to use the fair value method under SFAS 123 to account for all stock-based compensation awards granted, modified or settled on or after January 1, 2003. Thus, all awards granted prior to January 1, 2003, were accounted for under the intrinsic value method of APB Opinion No. 25, "Accounting for Stock Issued to Employees," to the extent such awards are not modified or settled.

Use of the fair value method prescribed by both SFAS 123 and SFAS 123(R) requires PPL and its subsidiaries to recognize compensation expense for stock options issued. Fair value for the stock options is determined using the Black-Scholes options pricing model. Stock options with graded vesting (i.e., that vest in installments) are valued as a single award.

PPL and its subsidiaries were not required to recognize compensation expense for stock options issued and accounted for under the intrinsic value method of APB Opinion No. 25, since PPL grants stock options with an exercise price that is not less than the fair market value of PPL's common stock on the date of grant. As currently structured, awards of restricted stock, restricted stock units and directors' stock units result in the same amount of compensation expense under the fair value method of SFAS 123 or SFAS 123(R) as they would under the intrinsic value method of APB Opinion No. 25 since the value of the awards are based on the fair value of PPL's common stock on the date of grant. See Note 12 for a discussion of stock-based compensation. Stock-based compensation is included in "Other operation and maintenance" expense on the Statements of Income.

For 2005, the difference between the pro forma effect on net income and EPS as if the fair value method had been used to account for all outstanding stock-based compensation awards and reported amounts would have been insignificant. In 2007 and 2006, PPL accounted for all stock-based compensation awards under the fair value method.

SFAS 123(R) provided additional guidance on the requirement to accelerate expense recognition for employees who are at or near retirement age and who are under a plan that allows for accelerated vesting upon an employee's retirement. Such guidance is relevant to prior accounting for stock-based compensation under other accounting guidance. PPL's stock-based compensation plans allow for accelerated vesting upon an employee's retirement. Thus, for employees who are retirement eligible when stock-based awards are granted, PPL recognizes the expense immediately. For employees who are not retirement eligible when stock-based awards are granted, PPL amortizes the awards on a straight-line basis over the shorter of the vesting period or the period up to the employee's attainment of retirement age. Retirement eligible has been defined by PPL as the early retirement age of 55. The adjustments below related to retirement-eligible employees were recorded based on the aforementioned clarification of existing guidance and are not related to the adoption of SFAS 123(R).

In 2005, PPL recorded a charge of $10 million after tax, or $0.03 per share, to accelerate stock-based compensation expense for retirement-eligible employees, of which $5 million of the after-tax total, or $0.01 per share, was related to periods prior to 2005. The prior period amounts were not material to previously issued financial statements.

Other

Income Taxes

The income tax provision for PPL and its subsidiaries is calculated in accordance with SFAS 109, "Accounting for Income Taxes." PPL and its domestic subsidiaries file a consolidated U.S. federal income tax return.

Significant management judgment is required in developing PPL's and its subsidiaries' provision for income taxes. This is primarily due to uncertainty in various tax positions taken or expected to be taken in tax returns, the determination of deferred tax assets, liabilities and valuation allowances and estimating the phase-out range for synthetic fuel tax credits that is not published by the IRS until April of the following year.

Prior to January 1, 2007, and in accordance with SFAS 5, "Accounting for Contingencies," PPL and its subsidiaries evaluated uncertain tax positions and accrued charges for probable exposures based on management's best estimate of the amount of benefit that should be recognized in the financial statements. This assessment resulted in management's best estimate of the ultimate settled tax position for each tax year.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." In May 2007, the FASB amended this guidance by issuing FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48." PPL and its subsidiaries adopted FIN 48, as amended, effective January 1, 2007. The adoption resulted in the recognition of a cumulative effect adjustment to the opening balance of retained earnings in 2007. Under FIN 48, uncertain tax positions are no longer considered to be contingencies assessed in accordance with SFAS 5. FIN 48 requires an entity to evaluate its tax positions following a two-step process. The first step requires an entity to determine whether, based on the technical merits supporting a particular tax position, it is more likely than not (greater than a 50% chance) that the tax position will be sustained. This determination assumes that the relevant taxing authority will examine the tax position and is aware of all the relevant facts surrounding the tax position. The second step requires an entity to recognize in the financial statements the benefit of a tax position that meets the recognition criterion. The measurement of the benefit equals the largest amount of benefit that has a likelihood of realization that exceeds 50%. If the more likely than not threshold is not met, it is inappropriate to recognize any tax benefits associated with the tax position.

The amounts ultimately paid upon resolution of issues raised by taxing authorities may differ materially from the amounts accrued and may materially impact PPL's and its subsidiaries' financial statements in the future.

Deferred income taxes reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and their basis for income tax purposes, as well as the tax effects of net operating losses and tax credit carryforwards.

PPL and its subsidiaries record valuation allowances to reduce deferred tax assets to the amounts that are more likely than not to be realized. PPL and its subsidiaries consider the reversal of temporary differences, future taxable income and ongoing prudent and feasible tax planning strategies in initially recording and subsequently reevaluating the need for valuation allowances. If PPL and its subsidiaries determine that they are able to realize deferred tax assets in the future in excess of recorded net deferred tax assets, adjustments to the valuation allowances increase income by reducing tax expense in the period that such determination is made. Likewise, if PPL and its subsidiaries determine that they are not able to realize all or part of net deferred tax assets in the future, adjustments to the valuation allowances would decrease income by increasing tax expense in the period that such determination is made.

PPL Energy Supply and PPL Electric defer investment tax credits when the credits are utilized and are amortizing the deferred amounts over the average lives of the related assets.

See Note 5 for additional discussion regarding income taxes.

The provision for PPL Electric's deferred income taxes for regulated assets is based upon the ratemaking principles reflected in rates established by the PUC and the FERC. The difference in the provision for deferred income taxes for regulated assets and the amount that otherwise would be recorded under U.S. GAAP is deferred and included in taxes recoverable through future rates in "Regulatory and Other Noncurrent Assets – Other" on the Balance Sheet.

Taxes, Other Than Income

PPL and its subsidiaries present sales taxes in "Accounts Payable" and value added taxes in "Taxes" on their Balance Sheets. These taxes are not reflected on the Statements of Income. See Note 5 for details on taxes included in "Taxes, other than income" on the Statements of Income.

Leases

PPL and its subsidiaries apply the provisions of SFAS 13, "Accounting for Leases," as amended and interpreted, to all transactions that qualify for lease accounting. See Note 11 for a discussion of accounting for leases under which PPL is a lessee.

PPL EnergyPlus is the lessor, for accounting purposes, of a 79.9 MW oil-powered station in Shoreham, New York. The Long Island Power Authority has contracted to purchase all of the plant's capacity and ancillary services as part of a 15-year power purchase agreement with PPL EnergyPlus, which ends in 2017. The capacity payments in the power purchase agreement result in the plant being classified as a direct-financing lease. Additionally, a subsidiary of PPL Energy Supply is the lessor, for accounting purposes, of two sales-type leases relating to an 8 MW on-site electrical generation plant and a 1.66 MW on-site electrical generation and thermal energy plant.

As of December 31, 2007 and 2006, PPL had receivable balances of $234 million and $240 million (included in "Current Assets – Other" and "Regulatory and Other Noncurrent Assets – Other") and unearned revenue balances of $120 million and $128 million (included in "Current Liabilities – Other" and "Deferred Credits and Other Noncurrent Liabilities – Other"). The receivable balances include $66 million of an unguaranteed residual value. Rental income received during 2007, 2006 and 2005 was $15 million, $14 million and $15 million. Total future minimum lease payments expected to be received on these leases are estimated at $17 million for each of the years from 2008 through 2012.

Fuel, Materials and Supplies

Fuel, materials and supplies are valued at the lower of cost or market using the average cost method, except for natural gas, for which the last-in, first-out cost method (LIFO) is used. The carrying value of the LIFO inventory was $14 million and $13 million at December 31, 2007 and 2006. The excess of replacement cost over carrying value was $13 million and $16 million at December 31, 2007 and 2006.

Fuel, materials and supplies consisted of the following at December 31:

	2007 [(a)]	2006
Fuel	**$136**	$196
Materials and supplies	**180**	182
	$316	$378

(a) 2007 excludes $18 million of fuel, materials and supplies related to the natural gas distribution and propane businesses that is classified as held for sale.

Guarantees

In accordance with the provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34," the fair values of guarantees related to arrangements entered into prior to January 1, 2003, as well as guarantees excluded from the initial recognition and measurement provisions of FIN 45, are not recorded in the financial statements. See Note 15 for further discussion of recorded and unrecorded guarantees.

Treasury Stock

Treasury shares are reflected on the balance sheet as an offset to shareowners' equity under the cost method of accounting. Treasury shares are not considered outstanding in calculating EPS.

PPL held no treasury stock at December 31, 2007 and 2006. In 2006, PPL retired all treasury shares, which totaled 62,174,729 shares, and restored them to authorized but unissued shares of common stock. "Capital in excess of par value" was reduced by $839 million as a result of the retirement. Total "Shareowners' Common Equity" was not impacted. PPL plans to restore all shares of common stock acquired in the future to authorized but unissued shares of common stock upon acquisition.

Foreign Currency Translation and Transactions

Assets and liabilities of international operations, where the local currency is the functional currency, are translated at the exchange rates on the date of consolidation and related revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments resulting from translation are recorded in accumulated other comprehensive loss. The effect of translation is removed from accumulated other comprehensive loss upon the sale or substantial liquidation of the international subsidiary that gave rise to the translation adjustment. The local currency is the functional currency for all of PPL's international operating companies except for those located in Bolivia, where the U.S. dollar is the functional currency.

Gains or losses relating to foreign currency transactions are recognized currently in income. The net transaction losses were insignificant in 2007, 2006 and 2005.

New Accounting Standards

See Note 23 for a discussion of new accounting standards recently adopted or pending adoption.

Note 2. Segment and Related Information

PPL's reportable segments are Supply, International Delivery and Pennsylvania Delivery. The Supply segment primarily consists of the domestic energy marketing, domestic generation and domestic development operations of PPL Energy Supply. In August 2007, PPL completed the sale of its domestic telecommunication operations, which were previously included in the Supply segment. See Note 9 for additional information.

The International Delivery segment includes operations of the international energy businesses of PPL Global that are primarily focused on the distribution of electricity. In 2007, PPL completed the sale of its Latin American businesses located in Bolivia, El Salvador and Chile. See Note 10 for additional information. PPL Global's major remaining international business is WPD, which is located in the U.K.

The Pennsylvania Delivery segment includes the regulated electric and gas delivery operations of PPL Electric and PPL Gas Utilities. In July 2007, PPL announced its intention to sell its natural gas distribution and propane businesses. See Note 10 for additional information.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the operating results of the Latin American businesses and the natural gas distribution and propane businesses have been classified as Discontinued Operations on the Statements of Income. Therefore, with the exception of net income, the operating results from these businesses have been excluded from the income statement data tables below.

Segments include direct charges, as well as an allocation of indirect corporate service costs, from PPL Services. These service costs include functions such as financial, legal, human resources and information services. See Note 16 for additional information.

Financial data for the segments are:

	2007	2006	2005
Income Statement Data			
Revenues from external customers			
Supply	**$2,347**	$2,239	$1,775
International Delivery	**900**	793	753
Pennsylvania Delivery	**3,251**	3,099	3,011
	6,498	6,131	5,539
Intersegment revenues			
Supply	**1,810**	1,708	1,590
Pennsylvania Delivery	**159**	160	152
Depreciation			
Supply	**167**	159	144
International Delivery	**147**	142	133
Pennsylvania Delivery	**132**	118	112
	446	419	389
Amortization – recoverable transition costs and other			
Supply	**106**	31	33
International Delivery	**10**	(14)	(13)
Pennsylvania Delivery	**317**	292	278
	433	309	298
Interest income			
Supply	**11**	(3)	(6)
International Delivery	**22**	4	2
Pennsylvania Delivery	**28**	32	21
	61	33	17
Interest Expense			
Supply	**156**	123	115
International Delivery	**183**	173	175
Pennsylvania Delivery	**135**	151	182
	474	447	472
Income from Continuing Operations [d]			
Supply	**803**	586	396
International Delivery	**260**	245	217
Pennsylvania Delivery	**241**	293	212
	1,304	1,124	825
Income Taxes			
Supply	**232**	147	22
International Delivery	**(43)**	19	39
Pennsylvania Delivery	**81**	102	67
	270	268	128
Deferred income taxes and investment tax credits			
Supply	**9**	(6)	(93)
International Delivery	**(38)**	(15)	18
Pennsylvania Delivery	**18**	18	8
	(11)	(3)	(67)
Net Income			
Supply [a] [b]	**568**	416	311
International Delivery [a] [c]	**610**	268	215
Pennsylvania Delivery [a]	**110**	181	152
	$1,288	$ 865	$ 678

	2007	2006	2005
Cash Flow Data			
Expenditures for PP&E			
Supply	**$1,043**	$ 738	$ 332
International Delivery	**340**	340	289
Pennsylvania Delivery	**302**	316	190
	$1,685	$1,394	$ 811

As of December 31,	2007	2006
Balance Sheet Data		
Investment in unconsolidated affiliates – at equity		
Supply	**$ 44**	$ 44
International Delivery		3
	44	47
Total assets		
Supply	**9,231**	8,039
International Delivery	**5,639**	6,208
Pennsylvania Delivery	**5,102**	5,500
	$19,972	$19,747

	2007	2006	2005
Geographic Data			
Revenues from external customers			
U.S.	**$5,598**	$5,338	$4,786
U.K.	**900**	793	753
	$6,498	$6,131	$5,539

As of December 31,	2007	2006
Property, Plant and Equipment		
U.S.	**$ 8,513**	$ 7,845
Foreign:		
U.K.	**4,092**	3,755
Latin America		469
	4,092	4,224
	$12,605	$12,069

(a) All years, except 2007 for the Supply segment, include the results of Discontinued Operations. See Note 10 for additional information.

(b) 2005 includes the cumulative effect of a change in accounting principle. See Note 21 for additional information.

(c) 2006 reflects accounting adjustments related to prior periods, due to incorrect application of Chilean inflation in calculating depreciation and deferred income taxes on certain Chilean assets from 1997 through 2006. As a result, net income was increased by $14 million, of which $12 million related to periods prior to 2006. These adjustments were not considered by management to be material to the financial statements of prior periods or the financial statements for 2006.

(d) Before income taxes, minority interest and for PPL, dividends on preferred securities of a subsidiary.

Note 3. Investment in Unconsolidated Affiliates – at Equity

Investment in unconsolidated affiliates accounted for under the equity method at December 31 (equity ownership percentages as of December 31, 2007) was:

	2007	2006
Bangor-Pacific Hydro Associates – 50.0%	**$19**	$19
Safe Harbor Water Power Corporation – 33.3%	**16**	15
Other	**9**	13
	$44	$47

Note 4. Earnings Per Share

In August 2005, PPL completed a 2-for-1 split of its common stock. The distribution date was August 24, 2005. The share and per-share amounts included in these financial statements have been adjusted for all periods presented to reflect the stock split.

Basic EPS is calculated using the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated using the weighted-average number of common shares outstanding that are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common shares. Potentially dilutive securities consist of:

- stock options, restricted stock and restricted stock units granted under the incentive compensation plans;
- stock units representing common stock granted under the directors compensation programs; and
- convertible senior notes.

The basic and diluted EPS calculations, and the reconciliation of the shares (in thousands) used in the calculations, are:

	2007	2006	2005
Income (Numerator)			
Income from continuing operations	**$1,013**	$ 839	$ 693
Income (Loss) from discontinued operations (net of income taxes)	**275**	26	(7)
Cumulative effect of a change in accounting principle (net of income taxes)			(8)
Net Income	**$1,288**	$ 865	$ 678
Shares (Denominator)			
Shares for Basic EPS	**380,563**	380,754	379,132
Add incremental shares			
Convertible Senior Notes	**1,601**	3,221	2,263
Restricted stock, stock options and other share-based awards	**2,947**	2,794	2,342
Shares for Diluted EPS	**385,111**	386,769	383,737
Basic EPS			
Income from continuing operations	**$ 2.66**	$2.20	$ 1.83
Income (Loss) from discontinued operations (net of income taxes)	**0.73**	0.07	(0.02)
Cumulative effect of a change in accounting principle (net of income taxes)			(0.02)
Net Income	**$ 3.39**	$2.27	$ 1.79
Diluted EPS			
Income from continuing operations	**$ 2.63**	$2.17	$ 1.81
Income (Loss) from discontinued operations (net of income taxes)	**0.72**	0.07	(0.02)
Cumulative effect of a change in accounting principle (net of income taxes)			(0.02)
Net Income	**$ 3.35**	$2.24	$ 1.77

In 2003, PPL Energy Supply issued $400 million of 2.625% Convertible Senior Notes due 2023 (Convertible Senior Notes). The notes are guaranteed by PPL and, as originally issued, could be converted into shares of PPL common stock if:

- during any fiscal quarter, the market price of PPL's common stock exceeded $29.83 per share over a certain period during the preceding fiscal quarter;
- PPL calls the debt for redemption;
- the holder exercises its right to put the debt on any five-year anniversary of the offering;
- the long-term credit rating assigned to the notes by Moody's and S&P falls below Ba2 and BB or the notes are not rated; or
- certain specified corporate transactions occur, e.g., change in control and certain distributions to the holders of PPL common stock.

The conversion rate is 40.2212 shares per $1,000 principal amount of notes (or $24.8625 per share). It will be adjusted if certain specified distributions, whether in the form of cash, stock, other equity interests, evidence of indebtedness or assets, are made to holders of PPL common stock. Additionally, the conversion rate can be increased by PPL if its Board of Directors has made a determination that to do so would be in the best interest of either PPL or holders of PPL common stock.

If holders elect to convert upon the occurrence of a conversion event identified above, PPL Energy Supply is required to settle the principal amount in cash and is permitted to settle any conversion premium in cash or PPL common stock.

The Convertible Senior Notes have a dilutive impact when the average market price of PPL common stock equals or exceeds $24.87.

See Note 8 for discussion of attainment of the market price trigger related to the Convertible Senior Notes and the related conversions during 2007.

At December 31, 2007, $57 million of Convertible Senior Notes remained outstanding. The maximum number of shares of PPL common stock that could potentially be issued to settle the conversion premium, based upon the current conversion rate, is 2,297,837 shares. Based on PPL's common stock price at December 31, 2007, the conversion premium equated to 1,201,082 shares of PPL common stock, or $63 million.

See Note 8 for discussion of a PPL common stock repurchase program initiated during the second quarter of 2007.

During 2007, PPL issued 2,289,804 shares of common stock related to the exercise of stock options, vesting of restricted stock and restricted stock units and conversion of stock units granted to directors under its stock-based compensation plans. See Note 12 for a discussion of PPL's stock-based compensation plans.

The following number of stock options to purchase PPL common shares were excluded in the periods' computations of diluted EPS because the effect would have been antidilutive.

(Thousands of Shares)	2007	2006	2005
Antidilutive stock options	**-**	334	402

Note 5. Income and Other Taxes

"Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary" included the following components:

	2007	2006	2005
Domestic income	**$1,044**	$ 879	$608
Foreign income	**260**	245	217
	$1,304	$1,124	$825

Significant components of PPL's deferred income tax assets and liabilities from continuing operations at December 31 were:

	2007	2006
Deferred Tax Assets		
Deferred investment tax credits	**$ 23**	$ 30
NUG contracts and buybacks	**43**	73
Unrealized loss on qualifying derivatives	**138**	29
Accrued pension costs	**97**	140
Federal tax credit carryforwards	**11**	47
Foreign loss carryforwards	**173**	175
Foreign – pensions		74
Foreign – other	**6**	20
Contributions in aid of construction	**92**	85
Other	**220**	245
Valuation allowances	**(186)**	(189)
	617	729
Deferred Tax Liabilities		
Plant – net	**1,464**	1,428
Recoverable transition costs	**227**	333
Taxes recoverable through future rates	**108**	113
Foreign investments	**34**	3
Reacquired debt costs	**13**	15
Foreign – plant	**706**	765
Foreign – other	**99**	86
Other domestic	**76**	68
	2,727	2,811
Net deferred tax liability	**$2,110**	$2,082

PPL had federal alternative minimum tax credit carryforwards with an indefinite carryforward period of $27 million at December 31, 2006. Such amounts were not significant at December 31, 2007. PPL had federal foreign tax credit carryforwards that expire in 2016 of $10 million and $20 million at December 31, 2007 and 2006. PPL also had state net operating loss carryforwards that expire between 2016 and 2027 of $227 million and $216 million at December 31, 2007 and 2006. Valuation allowances have been established for the amount that, more likely than not, will not be realized.

PPL Global had foreign net operating loss carryforwards of $37 million at both December 31, 2007 and 2006. PPL Global also had foreign capital loss carryforwards of $596 million and $563 million at December 31, 2007 and 2006. All of these losses have an unlimited carryforward period. Valuation allowances have been established for the amount that, more likely than not, will not be realized. In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations," which is known as SFAS 141(R) and replaces SFAS 141. Upon adoption, effective January 1, 2009, SFAS 141(R) will require changes in valuation allowances associated with business combinations to be recognized in tax expense rather than in goodwill. See Note 23 for additional information. Of the total valuation allowances related to foreign capital loss carryforwards, $83 million is currently allocable to goodwill.

PPL Global does not pay or record U.S. income taxes on the undistributed earnings of its foreign subsidiaries where management has determined that the earnings are permanently reinvested. The cumulative undistributed earnings are included in "Earnings reinvested" on the Balance Sheets. The amounts considered permanently reinvested at December 31, 2007 and 2006, are $1.1 billion and $910 million. If the earnings are remitted as dividends, PPL Global may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practicable to estimate the amount of additional taxes that might be payable on these foreign earnings.

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to "Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary," for accounting purposes, and details of "Taxes, other than income" were:

	2007	2006	2005
Income Tax Expense			
Current – Federal	**$187**	$223	$144
Current – State	**11**	16	1
Current – Foreign	**83**	32	50
	281	271	195
Deferred – Federal	**34**	(3)	(86)
Deferred – State	**21**	8	17
Deferred – Foreign [(a)]	**(52)**	6	17
	3	11	(52)
Investment tax credit, net – Federal	**(14)**	(14)	(15)
Total income tax expense from continuing operations [(b)]	**$270**	$268	$128
Total income tax expense – Federal	**$207**	$206	$ 43
Total income tax expense – State	**32**	24	18
Total income tax expense – Foreign	**31**	38	67
Total income tax expense from continuing operations [(b)]	**$270**	$268	$128

(a) Includes a $54 million deferred tax benefit recorded in 2007, related to the U.K. tax rate reduction effective April 1, 2008. See "Reconciliation of Income Tax Expense" for additional information.

(b) Excludes $6 million of deferred federal, state and foreign tax benefit in 2005 related to the cumulative effect of a change in accounting principle. Excludes current and deferred federal, state and foreign tax expense (benefit) recorded to Discontinued Operations of $143 million in 2007, $(6) million in 2006 and $(35) million in 2005. Excludes realized tax benefits related to stock-based compensation, recorded as an increase to capital in excess of par value of $25 million in 2007, $13 million in 2006 and $7 million in 2005. Also excludes federal, state and foreign tax expense (benefit) recorded to other comprehensive income (loss) of $20 million in 2007, $80 million in 2006 and $(102) million in 2005.

	2007	2006	2005
Reconciliation of Income Tax Expense			
Federal income tax on Income from Continuing Operations Before Income Taxes, Minority Interest and Dividends on Preferred Securities of a Subsidiary at statutory tax rate – 35%	**$ 456**	$ 393	$ 289
Increase (decrease) due to:			
State income taxes [a][d][e]	**31**	31	23
Amortization of investment tax credits	**(10)**	(10)	(10)
Difference related to income recognition of foreign affiliates (net of foreign income taxes)	**(41)**	(37)	(37)
U.K. rate change [b]	**(54)**		
Transfer of WPD tax items [c]		(20)	
Stranded cost securitization [a][d][e]	**(7)**	(7)	(7)
Federal income tax credits	**(57)**	(58)	(107)
Federal income tax return adjustments [a][d][e]	**(7)**	2	(12)
Change in tax reserves [a][d][e]	**(27)**	(16)	(5)
Domestic manufacturing deduction	**(15)**	(2)	(3)
Other	**1**	(8)	(3)
	(186)	(125)	(161)
Total income tax expense from continuing operations	**$ 270**	$ 268	$ 128
Effective income tax rate	**20.7%**	23.8%	15.5%

[a] During 2007, PPL recorded an $8 million benefit in state and federal income tax expense from filing the 2006 income tax returns, which consisted of a $7 million federal benefit reflected in "Federal income tax return adjustments" and a $1 million state benefit reflected in "State income taxes."

During 2007, PPL recorded a $33 million benefit related to federal and state income tax reserves, which consisted of a $7 million benefit reflected in "Stranded costs securitization" and a $27 million federal benefit reflected in "Change in tax reserves," offset by a $1 million state expense reflected in "State income taxes."

[b] In July 2007, the U.K.'s Finance Act of 2007, which includes amendments to existing tax law, was enacted. The most significant change to the tax law was a reduction in the U.K.'s statutory income tax rate. Effective April 1, 2008, the statutory income tax rate will be reduced from 30% to 28%. As a result, PPL recorded a $54 million deferred tax benefit during 2007 related to the reduction in its deferred tax liabilities.

[c] In January 2006, WPD, Hyder's liquidator and a former Hyder affiliate signed an agreement to transfer to the affiliate a future tax liability from WPD and certain surplus tax losses from Hyder. The U.K. taxing authority subsequently confirmed this agreement. This transfer resulted in a net reduction of income tax expense of $20 million for 2006, and a decrease to goodwill of $12 million from the resolution of a pre-acquisition tax contingency pursuant to EITF Issue 93-7, "Uncertainties Related to Income Taxes in a Purchase Business Combination."

[d] During 2006, PPL recorded a $7 million expense in state and federal income tax expense from filing the 2005 income tax returns, which consisted of a $2 million federal expense reflected in "Federal income tax return adjustments" and a $5 million state expense reflected in "State income taxes."

During 2006, PPL recorded a $14 million benefit related to federal and state income tax reserves, which consisted of a $7 million benefit reflected in "Stranded costs securitization" and a $16 million federal benefit reflected in "Change in tax reserves," offset by a $9 million state expense reflected in "State income taxes."

[e] During 2005, PPL recorded a $9 million benefit in state and federal income tax expense from filing the 2004 income tax returns, which consisted of a $12 million federal benefit reflected in "Federal income tax return adjustments," offset by a $3 million state expense reflected in "State income taxes."

During 2005, PPL recorded a $14 million benefit related to federal and state income tax reserves, which consisted of a $7 million benefit reflected in "Stranded costs securitization," a $5 million federal benefit reflected in "Change in tax reserves" and a $2 million state benefit reflected in "State income taxes."

	2007	2006	2005
Taxes, other than income			
State gross receipts	**$193**	$181	$175
State utility realty	**5**	5	6
State capital stock	**8**	12	14
Property – foreign	**67**	57	57
Domestic property and other	**25**	26	26
	$298	$281	$278

For tax years 2000 through 2007, PPL Montana protested certain property tax assessments by the Montana Department of Revenue on its generation facilities. The tax liabilities in dispute for 2000 through 2007, which have been paid and expensed by PPL Montana, total $45 million. In January 2008, both parties reached a settlement for all years outstanding. The settlement will result in PPL Montana receiving a refund of taxes paid and interest totaling $8 million. This amount will be recorded in 2008.

Unrecognized Tax Benefits

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." In May 2007, the FASB amended this guidance by issuing FSP FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48." PPL and its subsidiaries adopted FIN 48, as amended, effective January 1, 2007. The adoption resulted in the following increases (decreases) to the Balance Sheet at January 1, 2007.

Current Assets – Prepayments	$ 20
Current Liabilities – Taxes	(134)
Deferred Credits and Other Noncurrent Liabilities – Deferred income taxes and investment tax credits	10
Regulatory and Other Noncurrent Assets – Other	(5)
Deferred Credits and Other Noncurrent Liabilities – Other	139

A reconciliation of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$226
Additions based on tax positions related to the current year	8
Additions for tax positions of prior years	7
Reductions for tax positions of prior years	(18)
Settlements	(2)
Lapse of applicable statutes of limitations	(35)
Effects of foreign currency translation	3
Balance at December 31, 2007	$189

At December 31, 2007, the total unrecognized tax benefits and related indirect effects that if recognized would decrease the effective tax rate were:

Total unrecognized tax benefits	$189
Unrecognized tax benefits associated with taxable or deductible temporary differences	(1)
Unrecognized tax benefits associated with business combinations [a]	(19)
Total indirect effect of unrecognized tax benefits on other tax jurisdictions	(40)
Total unrecognized tax benefits and related indirect effects that if recognized would decrease the effective tax rate	$129

[a] Upon adoption, effective January 1, 2009, SFAS 141(R) will require changes in unrecognized tax benefits associated with business combinations to be recognized in tax expense rather than in goodwill. These amounts do not consider the impact of SFAS 141(R). See Note 23 for additional information.

At December 31, 2007, it was reasonably possible that during the next twelve months the total amount of unrecognized tax benefits could decrease by up to $82 million. These decreases could result from subsequent recognition, derecognition and/or changes in measurement of uncertain tax positions related to the creditability of foreign taxes, the timing and utilization of foreign tax credits and the related impact on alternative minimum tax and other credits, the timing and/or valuation of certain deductions, intercompany transactions and unitary filing groups. The events that could cause these changes are direct settlements with taxing authorities, litigation, legal or administrative guidance by relevant taxing authorities and the lapse of an applicable statute of limitations.

At December 31, 2007, PPL had accrued interest of $31 million.

PPL and its subsidiaries recognize interest and penalties on unrecognized tax benefits in "Income Taxes" on their Statements of Income. In 2007, PPL recognized a $1 million net benefit from the accrual of additional interest and the reversal of accrued interest and penalties, primarily related to the lapse of applicable statutes of limitations with respect to certain issues.

PPL or its subsidiaries file tax returns in five major tax jurisdictions. With few exceptions, at December 31, 2007, these jurisdictions, as well as the tax years that are no longer subject to examination, were as follows:

U.S. (federal)	1997 and prior
Pennsylvania (state)	2001 and prior
Montana (state)	2002 and prior
U.K. (foreign)	1999 and prior
Chile (foreign)	2004 and prior

Note 6. Financial Instruments

At December 31, 2007 and 2006, the carrying value of cash and cash equivalents, short-term investments, investments in the nuclear decommissioning trust funds, other investments and short-term debt represented or approximated fair value due to the liquid nature of the instruments, variable interest rates associated with the financial instruments or existing requirements to record the carrying value of the instruments at fair value. Price risk management assets and liabilities are recorded at fair value using exchange-traded market quotes, prices obtained through third-party brokers or internally developed price curves. Financial instruments where the carrying amount on the Balance Sheets and the estimated fair value (based on quoted market prices for the securities where available and estimates based on current rates where quoted market prices are not available) are different, are set forth below:

	December 31, 2007		December 31, 2006	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Long-term debt [a]	**$7,578**	**$7,664**	$7,746	$7,869
Long-term debt with affiliate trust			89	86

[a] 2007 includes long-term debt that has been classified as held for sale.

Note 7. Preferred Securities

PPL is authorized to issue up to 10 million shares of preferred stock. No PPL preferred stock was issued in 2007, 2006 or 2005, or was outstanding at December 31, 2007 and 2006.

Details of PPL Electric's preferred securities, without sinking fund requirements, as of December 31, 2007 and 2006, were:

	Amount	Issued and Outstanding Shares	Shares Authorized	Optional Redemption Price Per Share at 12/31/07
4-1/2% Preferred Stock [a]	$ 25	247,524	629,936	$110.00
Series Preferred Stock [a]				
3.35%	2	20,605		103.50
4.40%	12	117,676		102.00
4.60%	3	28,614		103.00
6.75%	9	90,770		102.03
Total Series Preferred Stock	26	257,665	10,000,000	
6.25% Series Preference Stock [b]	250	2,500,000	10,000,000	[c]
Total Preferred Securities	$301	3,005,189		

[a] During 2007, 2006 and 2005, there were no changes in the number of shares of Preferred Stock outstanding.

[b] During 2006, 2.5 million shares were issued for $250 million in connection with the sale of 10 million depositary shares, each representing a quarter interest in a share of PPL Electric's 6.25% Series Preference Stock.

[c] Redeemable on or after April 6, 2011 for $100 per share (equivalent to $25 per depositary share).

Preferred Stock

The involuntary liquidation price of the preferred stock is $100 per share. The optional voluntary liquidation price is the optional redemption price per share in effect, except for the 4-1/2% Preferred Stock and the 6.75% Series Preferred Stock for which such price is $100 per share (plus, in each case, any unpaid dividends in arrears).

Dividends on the preferred stock are cumulative. Preferred stock ranks senior to PPL Electric's common stock and its 6.25% Series Preference Stock (Preference Shares).

Holders of the outstanding preferred stock are entitled to one vote per share on matters on which PPL Electric's shareowners are entitled to vote. However, if dividends on any preferred stock are in arrears in an amount equal to or greater than the annual dividend rate, the holders of the preferred stock are entitled to elect a majority of the Board of Directors of PPL Electric.

Preference Stock

Holders of the depositary shares, each of which represents a quarter interest in a share of Preference Shares, are entitled to all proportional rights and preferences of the Preference Shares, including dividend, voting, redemption and liquidation rights, exercised through the bank acting as a depositary. The Preference Shares rank senior to PPL Electric's common stock and junior to its preferred stock, and they have no voting rights, except as provided by law.

Dividends on the Preference Shares will be paid when, as and if declared by the Board of Directors at a fixed annual rate of 6.25%, or $1.5625 per depositary share per year, and are not cumulative. PPL Electric may not pay dividends on, or redeem, purchase or make a liquidation payment with respect to any of its common stock, except in certain circumstances, unless full dividends on the Preference Shares have been paid for the then-current dividend period.

In May 2006, PPL Electric filed Amended and Restated Articles of Incorporation that, among other things, increased the authorized amount of preference stock from 5 million to 10 million shares, without nominal or par value.

Note 8. Credit Arrangements and Financing Activities

Credit Arrangements

PPL Energy Supply maintains credit facilities in order to enhance liquidity and provide credit support, and as a backstop to its commercial paper program.

In March 2007, PPL Energy Supply extended the expiration date of its 364-day reimbursement agreement to March 2008. Under the agreement, PPL Energy Supply can cause the bank to issue up to $200 million of letters of credit but cannot make cash borrowings. At December 31, 2007 and 2006, there were $156 million and $47 million of letters of credit outstanding under this agreement.

In May 2007, PPL Energy Supply entered into a $3.4 billion Second Amended and Restated Five-Year Credit Agreement, which amended its previously existing $1.9 billion credit facility and extended the term of the previously existing facility to June 2012. Under certain conditions, PPL Energy Supply may elect to have the principal balance of the loans outstanding on the final maturity date of the facility continue as non-revolving term loans for a period of one year from that final maturity date. Also, under certain conditions, PPL Energy Supply may request that the facility's principal amount be increased by up to $500 million. PPL Energy Supply has the ability to cause the lenders under this facility to issue letters of credit. At December 31, 2007, PPL Energy Supply had no cash borrowings and $269 million of letters of credit outstanding under this facility. There were no cash borrowings and $51 million of letters of credit outstanding under the $1.9 billion credit facility that existed at December 31, 2006.

PPL Energy Supply also maintains a $300 million five-year letter of credit and revolving credit facility expiring in March 2011. There were no cash borrowings and $258 million of letters of credit outstanding under this facility at December 31, 2007, and no cash borrowings and $222 million of letters of credit outstanding at December 31, 2006. PPL Energy Supply's obligations under this facility are supported by a $300 million letter of credit issued on PPL Energy Supply's behalf under a separate $300 million five-year letter of credit and reimbursement agreement, also expiring in March 2011.

PPL Energy Supply maintains a commercial paper program for up to $500 million to provide an additional financing source to fund its short-term liquidity needs, if and when necessary. Commercial paper issuances are supported by PPL Energy Supply's $3.4 billion five-year credit facility. PPL Energy Supply had no commercial paper outstanding at December 31, 2007 and 2006.

In January 2007, WPD (South West) terminated its £150 million three-year committed credit facility, which was to expire in October 2008. This facility was replaced by a new £150 million five-year committed credit facility at WPDH Limited that expires in January 2012, with the option to extend the expiration date by a maximum of two years. WPD (South West)'s £100 million 364-day committed credit facility expired in November 2007 and was not renewed. As of December 31, 2007, WPD (South West) maintained a £150 million five-year committed credit facility that expires in October 2009. WPD's total committed facilities at December 31, 2007, were £300 million (approximately $617 million). There were no cash borrowings under WPD's committed credit facilities at December 31, 2007 and 2006. WPD (South West) also had uncommitted credit facilities of £65 million (approximately $134 million) at December 31, 2007 and 2006, under which there were £25 million (approximately $51 million) of cash borrowings outstanding at December 31, 2007, with a weighted-average interest rate of 6.37%, and no cash borrowings outstanding at December 31, 2006.

PPL Electric maintains credit facilities in order to enhance liquidity and provide credit support, and as a backstop to its commercial paper program.

In May 2007, PPL Electric entered into a $200 million Third Amended and Restated Five-Year Credit Agreement, which extended the term of its existing credit facility to May 2012. Under certain conditions, PPL Electric may elect to have the principal balance of the loans outstanding on the final maturity date of the facility continue as non-revolving term loans for a period of one year from that final maturity date. Also, under certain conditions, PPL Electric may request that the facility's principal amount be increased by up to $100 million. PPL Electric has the ability to cause the lenders under this facility to issue letters of credit. PPL Electric had no cash borrowings and an insignificant amount of letters of credit outstanding under this facility at December 31, 2007 and no cash borrowings or letters of credit outstanding at December 31, 2006.

PPL Electric maintains a commercial paper program for up to $200 million to provide an additional financing source to fund its short-term liquidity needs, if and when necessary. Commercial paper issuances are supported by PPL Electric's $200 million five-year credit facility. PPL Electric had no commercial paper outstanding at December 31, 2007 and 2006.

PPL Electric participates in an asset-backed commercial paper program through which PPL Electric obtains financing by selling and contributing its eligible accounts receivable and unbilled revenue to a special purpose, wholly-owned subsidiary on an ongoing basis. The subsidiary has pledged these assets to secure loans from a commercial paper conduit sponsored by a financial institution. PPL Electric uses the proceeds from the credit agreement for general corporate purposes and to cash collateralize letters of credit. The subsidiary's borrowing limit under this credit agreement is $150 million, and interest under the credit agreement varies based on the commercial paper conduit's actual cost to issue commercial paper that supports the debt. At December 31, 2007 and 2006, $126 million and $136 million of accounts receivable and $171 million and $145 million of unbilled revenue were pledged by the subsidiary under the credit agreement. At December 31, 2007 and 2006, there was $41 million and $42 million of short-term debt outstanding under the credit agreement at an interest rate of 5.11% for 2007 and 5.35% for 2006, all of which was being used to cash collateralize letters of credit issued on PPL Electric's behalf. At December 31, 2007, based on the accounts receivable and unbilled revenue pledged, an additional $109 million was available for borrowing. The funds used to cash collateralize the letters of credit are reported in "Restricted cash and cash equivalents" on the Balance Sheets. PPL Electric's sale to its subsidiary of the accounts receivable and unbilled revenue is an absolute sale of the assets, and PPL Electric does not retain an interest in these assets. However, for financial reporting purposes, the subsidiary's financial results are consolidated in PPL Electric's financial statements. PPL Electric performs certain record-keeping and cash collection

functions with respect to the assets in return for a servicing fee from the subsidiary. In July 2007, PPL Electric and the subsidiary extended the expiration date of the credit agreement to July 2008.

In 2001, PPL Electric completed a strategic initiative to confirm its legal separation from PPL and PPL's other affiliated companies. This initiative was designed to enable PPL Electric to substantially reduce its exposure to volatility in energy prices and supply risks through 2009 and to reduce its business and financial risk profile by, among other things, limiting its business activities to the transmission and distribution of electricity and businesses related to or arising out of the electric transmission and distribution businesses. In connection with this initiative, PPL Electric:

- obtained long-term electric supply contracts to meet its PLR obligations (with its affiliate PPL EnergyPlus) through 2009, as further described in Note 16 under "PLR Contracts";
- agreed to limit its businesses to electric transmission and distribution and related activities;
- adopted amendments to its Articles of Incorporation and Bylaws containing corporate governance and operating provisions designed to clarify and reinforce its legal and corporate separateness from PPL and its other affiliated companies;
- appointed an independent director to its Board of Directors and required the unanimous approval of the Board of Directors, including the consent of the independent director, to amendments to these corporate governance and operating provisions or to the commencement of any insolvency proceedings, including any filing of a voluntary petition in bankruptcy or other similar actions; and
- appointed an independent compliance administrator to review, on a semi-annual basis, its compliance with the corporate governance and operating requirements contained in its Articles of Incorporation and Bylaws.

The enhancements to PPL Electric's legal separation from its affiliates are intended to minimize the risk that a court would order PPL Electric's assets and liabilities to be substantively consolidated with those of PPL or another affiliate of PPL in the event that PPL or another PPL affiliate were to become a debtor in a bankruptcy case. Based on these various measures, PPL Electric was able to issue and maintain a higher level of debt and use it to replace higher cost equity, thereby maintaining a lower total cost of capital. Nevertheless, if PPL or another PPL affiliate were to become a debtor in a bankruptcy case, there can be no assurance that a court would not order PPL Electric's assets and liabilities to be consolidated with those of PPL or such other PPL affiliate.

The subsidiaries of PPL are separate legal entities. PPL's subsidiaries are not liable for the debts of PPL. Accordingly, creditors of PPL may not satisfy their debts from the assets of the subsidiaries absent a specific contractual undertaking by a subsidiary to pay PPL's creditors or as required by applicable law or regulation. Similarly, absent a specific contractual undertaking or as required by applicable law or regulation, PPL is not liable for the debts of its subsidiaries. Accordingly, creditors of PPL's subsidiaries may not satisfy their debts from the assets of PPL absent a specific contractual undertaking by PPL to pay the creditors of its subsidiaries or as required by applicable law or regulation.

Financing Activities

In March 2007, PPL Capital Funding issued $500 million of 2007 Series A Junior Subordinated Notes due 2067 (Notes). The Notes are fully and unconditionally guaranteed by PPL as to payment of principal, interest and premium, if any. The Notes mature in March 2067, and are callable at par value beginning in March 2017. Prior to such time, the Notes may be redeemed at PPL Capital Funding's option at make-whole redemption prices. The Notes bear interest at 6.70% from the date of issuance into March 2017. Beginning in March 2017, and continuing up to the maturity date, the Notes bear interest at three-month LIBOR plus 2.665%, reset quarterly. PPL Capital Funding may defer interest payments on the Notes, from time to time, on one or more occasions for up to ten consecutive years. Deferred interest payments will accumulate additional interest at a rate equal to the interest rate then applicable to the Notes. During any period in which PPL Capital Funding defers interest payments on the Notes, subject to certain exceptions, neither PPL Capital Funding nor PPL may (i) declare or pay any cash dividend or distribution on its capital stock, (ii) redeem, purchase, acquire or make a liquidation payment with respect to any of its capital stock, or (iii) make any payments on any debt or any guarantee of debt by PPL that is equal or junior in right of payment to the Notes or the related guarantee by PPL.

PPL Capital Funding received $493 million of proceeds, net of a discount and underwriting fees, from the issuance of the Notes. Of the proceeds, $281 million were used to pay at maturity PPL Capital Funding's 8.375% Medium-Term Notes due June 2007. The remainder of the net proceeds was used for general corporate purposes, including capital expenditures relating to the installation of pollution control equipment by PPL Energy Supply subsidiaries.

In connection with the issuance of the Notes, PPL and PPL Capital Funding entered into a Replacement Capital Covenant, in which PPL and PPL Capital Funding agreed for the benefit of holders of a designated series of unsecured long-term indebtedness of PPL or PPL Capital Funding ranking senior to the Notes that (i) PPL Capital Funding will not redeem or purchase the Notes, or otherwise

satisfy, discharge or defease the principal amount of the Notes and (ii) neither PPL nor any of its other subsidiaries will purchase the Notes before the end of March 2037, except, subject to certain limitations, to the extent that the applicable redemption or repurchase price or principal amount defeased does not exceed a specified amount of proceeds from the sale of qualifying replacement capital securities during the 180-day period prior to the date of that redemption, repurchase or defeasance. The designated series of covered debt benefiting from the Replacement Capital Covenant at December 31, 2007 was PPL Capital Funding's 4.33% Notes Exchange Series A due March 2009. Effective March 1, 2008, the designated series of covered debt will be PPL Capital Funding's $100 million aggregate principal amount of 6.85% Senior Notes due 2047 (6.85% Notes), which were issued in July 2007.

The 6.85% Notes are fully and unconditionally guaranteed by PPL as to payment of principal and interest. They are not subject to redemption prior to July 2012. Beginning in July 2012, PPL Capital Funding may, at its option, redeem the 6.85% Notes, in whole or in part, at par. PPL Capital Funding received $97 million of proceeds, net of underwriting fees, from the issuance of the 6.85% Notes. The proceeds were used for general corporate purposes, including capital expenditures relating to the installation of pollution control equipment by PPL Energy Supply subsidiaries.

In November 2007, PPL Capital Funding retired the remaining $2 million of its 6.84% Medium-Term Notes upon maturity.

The terms of PPL Energy Supply's 2.625% Convertible Senior Notes due 2023 (Convertible Senior Notes) include a market price trigger that permits holders to convert the notes during any fiscal quarter if the closing sale price of PPL's common stock exceeds $29.83 for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter. Holders of the Convertible Senior Notes were entitled to convert their notes at any time during 2007 and are also entitled to convert their notes any time during the first quarter of 2008 as a result of the market price trigger being met. As discussed in Note 4, when holders elect to convert the Convertible Senior Notes, PPL Energy Supply is required to settle the principal amount in cash and any conversion premium in cash or PPL common stock. During 2007, Convertible Senior Notes in an aggregate principal amount of $45 million were presented for conversion. The total conversion premium related to these conversions was $44 million, which was settled with 898,181 shares of PPL common stock, along with an insignificant amount of cash in lieu of fractional shares. At December 31, 2007, $57 million of Convertible Senior Notes remained outstanding.

In December 2006, Elfec issued $11 million of 6.05% UFV (inflation-adjusted bolivianos) denominated bonds with serial maturities from 2012 through 2014. Of these bonds, $5 million were issued in exchange for existing bonds with maturities in 2007 and 2008. This exchange is not reflected in the Statements of Cash Flows since it represents a non-cash financing activity. Cash proceeds of $6 million were used in January 2007 to refinance bonds with maturities in 2007. These transactions were reflected in PPL's 2007 financial statements due to the one-month lag in foreign subsidiary reporting.

In February 2007, WPD LLP redeemed all of the 8.23% Subordinated Debentures due 2027 that were held by SIUK Capital Trust I. Upon redemption, WPD LLP paid a premium of 4.115%, or approximately $3 million, on the principal amount of $85 million of subordinated debentures. In connection with this redemption, SIUK Capital Trust I was required to use all of the proceeds received from the repayment of the subordinated debentures to redeem all of its common and preferred securities. WPD LLP received $3 million when its investment in SIUK Capital Trust I was liquidated. See Note 22 for a discussion of the trust. The redemption of the subordinated debentures and the trust's common and preferred securities resulted in a loss of $2 million, after tax, which is included in "Interest Expense" for PPL and "Interest Expense with Affiliates" for PPL Energy Supply on the Statement of Income. Payment of $29 million was also made to settle related cross-currency swaps and is included on the Statement of Cash Flows as a component of "Retirement of long-term debt."

In December 2007, PPL Energy Supply issued $50 million of 6.20% Senior Notes due 2016 (6.20% Notes), which are of the same series as the 6.20% Senior Notes due 2016 that were issued by PPL Energy Supply in 2006. The 6.20% Notes may be redeemed any time prior to maturity at PPL Energy Supply's option at make-whole redemption prices. PPL Energy Supply received $49 million of proceeds, net of a discount and underwriting fees and exclusive of accrued interest, from the issuance of the 6.20% Notes. The proceeds were used for general corporate purposes, including capital expenditures relating to the installation of pollution control equipment by PPL Energy Supply subsidiaries.

In December 2007, the Pennsylvania Economic Development Financing Authority (PEDFA) issued $81 million aggregate principal amount of Exempt Facilities Revenue Bonds, Series 2007 due 2037 (Bonds) on behalf of PPL Energy Supply. The Bonds are structured as variable-rate remarketable bonds. They accrue interest through January 2008 at the initial rate of 3.20%. Effective February 2008, the Bonds are subject to daily remarketing until such time that PPL Energy Supply elects to change the frequency of the remarketing. PPL Energy Supply may convert the interest rate on the Bonds from time to time to a commercial paper rate, daily rate, weekly rate or a term rate of at least one year, as determined by the remarketing agent. The Bonds are subject to mandatory purchase under certain circumstances, including upon conversion to a different interest rate mode. To the extent that a purchase is required prior to the maturity date, PPL Energy Supply has the ability and intent to refinance such obligation on a long-term basis.

In connection with the issuance of the Bonds by the PEDFA, PPL Energy Supply entered into a loan agreement with the PEDFA pursuant to which the Authority has loaned to PPL Energy Supply the proceeds of the Bonds on payment terms that correspond to the Bonds. PPL Energy Supply issued a note to the PEDFA to

evidence its obligations under the loan agreement. The proceeds will be used to finance a portion of the costs relating to the installation of sulfur dioxide scrubbers at the Brunner Island and Montour generation facilities. At December 31, 2007, $19 million of the proceeds was held in escrow by the trustee and was recorded as restricted cash equivalents within "Regulatory and Other Noncurrent Assets – Other" on PPL's Balance Sheet. PPL Energy Supply may requisition funds from the trustee as it incurs additional costs in connection with the installation of the scrubbers.

Concurrent with the issuance of the Bonds, a letter of credit in the amount of $81 million was issued under PPL Energy Supply's $3.4 billion five-year credit facility to the trustee in support of the Bonds. The letter of credit permits the trustee to draw amounts to pay principal of and interest on, and the purchase price of, the Bonds when due. PPL Energy Supply is required to reimburse any draws on the letter of credit within one business day of such draw.

In December 2007, WPD (South West) redeemed all $175 million of its 6.875% Senior Notes upon maturity. Payment of $36 million was also made to settle related cross-currency swaps and is included on the Statement of Cash Flows as a component of "Retirement of long-term debt." Although financial information of foreign subsidiaries is recorded on a one-month lag, these December 2007 transactions are reflected in the 2007 Financial Statements due to the materiality of the redemption.

In August 2007, PPL Electric issued $250 million of 6.45% Senior Secured Bonds due 2037. The bonds are secured by (i) an equal principal amount of First Mortgage Bonds issued under the 1945 First Mortgage Bond Indenture and (ii) the lien of the 2001 Senior Secured Bond Indenture, which is junior to the lien of the 1945 First Mortgage Bond Indenture. The bonds may be redeemed at any time prior to maturity at PPL Electric's option at make-whole redemption prices. PPL Electric received $248 million of proceeds, net of a discount and underwriting fees, from the issuance of the bonds. The proceeds were used, together with cash on hand, to pay at maturity $255 million aggregate principal amount of PPL Electric's Senior Secured Bonds, 5-7/8% Series, due August 2007.

During 2007, PPL Transition Bond Company made principal payments on transition bonds of $300 million.

Common Stock Repurchase Program

In June 2007, PPL's Board of Directors authorized the repurchase by PPL of up to $750 million of its common stock from time to time, in open market purchases, pre-arranged trading plans or privately negotiated transactions. The specific amount and timing of repurchases is based on a variety of factors, including potential share repurchase price, strategic investment considerations and other market and economic factors. As of December 31, 2007, PPL repurchased 14,929,892 shares of its common stock for $712 million, which was primarily recorded as a reduction to "Capital in excess of par value" on the Balance Sheet. Through February 28, 2008, a total of 15,732,708 shares were repurchased for $750 million, excluding related fees.

Distributions, Capital Contributions and Related Restrictions

In February 2007, PPL announced an increase to its quarterly common stock dividend, effective April 1, 2007, to 30.5 cents per share (equivalent to $1.22 per annum). In February 2008, PPL announced an increase to its quarterly common stock dividend, effective April 1, 2008, to 33.5 cents per share (equivalent to $1.34 per annum). Future dividends, declared at the discretion of the Board of Directors, will be dependent upon future earnings, cash flows, financial requirements and other factors.

As previously discussed, neither PPL Capital Funding nor PPL may declare or pay any cash dividend or distribution on its capital stock during any period in which PPL Capital Funding defers interest payments on the 2007 Series A Junior Subordinated Notes due 2067.

The PPL Montana Colstrip lease places certain restrictions on PPL Montana's ability to declare dividends. At this time, PPL believes that these covenants will not limit PPL's or PPL Energy Supply's ability to operate as desired and will not affect their ability to meet any of their cash obligations. Certain of PPL Global's international subsidiaries also have financing arrangements that limit their ability to pay dividends. However, PPL does not, at this time, expect that any of such limitations would significantly impact PPL's or PPL Energy Supply's ability to meet their cash obligations.

PPL Electric's 2001 Senior Secured Bond Indenture restricts dividend payments on its common stock in the event that PPL Electric fails to meet interest coverage ratios or fails to comply with certain requirements included in its Articles of Incorporation and Bylaws to maintain its separateness from PPL and PPL's other subsidiaries. PPL Electric does not, at this time, expect that any of such limitations would significantly impact its ability to declare dividends.

As discussed in Note 7, PPL Electric may not pay dividends on its common stock, except in certain circumstances, unless full dividends have been paid on the Preference Shares for the then-current dividend period. The quarterly dividend rate for PPL Electric's Preference Shares is $1.5625 per share. PPL Electric has declared and paid dividends on its outstanding Preference Shares since issuance. Dividends on the Preference Shares are not cumulative and future dividends, declared at the discretion of PPL Electric's Board of Directors, will be dependent upon future earnings, cash flows, financial requirements and other factors.

Note 9. Acquisitions, Development and Divestitures

PPL continuously evaluates strategic options for its business segments and, from time to time, PPL and its subsidiaries are involved in negotiations with third parties regarding acquisitions and dispositions of businesses and assets, joint ventures and development projects, which may or may not result in definitive agreements. Any such transactions may impact future financial results.

Domestic

Sales

In 2004, PPL Maine entered into an agreement with a coalition of government agencies and private groups to sell three of its nine hydroelectric dams in Maine. Under the agreement, a non-profit organization designated by the coalition would have a five-year option to purchase the dams for $25 million, and PPL Maine would receive rights to increase energy output at its other hydroelectric dams in Maine. The coalition has announced plans to remove or bypass the dams subject to the agreement in order to restore runs of Atlantic salmon and other migratory fish to

the Penobscot River. The agreement requires several approvals by the FERC. Certain of these regulatory approvals have been obtained, but PPL cannot predict whether or when all of them will be obtained.

License Renewals

In 2006, PPL Susquehanna applied to the NRC for 20-year license renewals for Units 1 and 2 of the nuclear power plant. The license renewals for each of the Susquehanna units would extend their expiration dates from 2022 to 2042 for Unit 1 and from 2024 to 2044 for Unit 2. PPL cannot predict whether or when NRC approval will be obtained.

In December 2007, the FERC renewed PPL Montana's operating license at the Mystic Lake Project. This license will allow PPL Montana to produce power through 2049.

Development

In January 2007, the NRC accepted for review the PPL Susquehanna request to increase the amount of electricity the Susquehanna nuclear plant can generate. The total expected capacity increase is 159 MW, of which PPL Susquehanna's share would be 143 MW. PPL Susquehanna's share of the expected capital cost of this project is $287 million. PPL Susquehanna received NRC approval in January 2008. PPL expects the units to operate at the higher power levels after the refueling outages in 2008 and 2010 for Unit 1 and in 2009 for Unit 2.

In December 2007, PPL announced that a subsidiary will ask the NRC to approve a COLA for a nuclear generating unit adjacent to the Susquehanna plant. NRC acceptance of the COLA by December 2008 would meet the first requirement to qualify for federal production tax credits and loan guarantees, as provided under the Energy Policy Act of 2005. Requests have also been filed with PJM for transmission feasibility and system impact studies. PPL has contracted with an affiliate of UniStar Nuclear LLC, a joint venture between Constellation Energy Group, Inc. and AREVA NP, Inc. (AREVA) to prepare the application. The facility for which the application will be submitted will be based on the U.S. Evolutionary Power Reactor design developed by AREVA's parent. PPL is currently authorized to spend approximately $90 million on the COLA, most of which would be incurred by the end of 2008. PPL has made no decision to proceed with development and construction of another nuclear unit and expects that such decision could take as long as four years given an anticipated lengthy approval process. These cost estimates do not reflect any construction expenditures, nor do they represent a commitment to build. Additionally, PPL has announced that it would likely only proceed to construction in a joint-venture arrangement. Through December 31, 2007, $14 million of costs associated with the licensing effort were capitalized as PPL deems it probable that upon receiving approval of the COLA from the NRC, it would build the unit, sell the COLA rights to another party, or contribute the COLA to a joint venture.

In December 2007, PPL asked the FERC for approval to expand the capacity of its Holtwood hydroelectric plant by 125 MW. The expansion project has an expected capital cost of $364 million and would include significant improvements to fish passage operations at the dam. After federal, state and local approvals are received, PPL plans to begin construction in 2009, with generation operations scheduled to start in 2012. PPL cannot predict whether or when the regulatory approvals will be obtained.

PPL also plans to redevelop the Rainbow hydroelectric facility, near Great Falls, Montana, for a total plant capacity of 60 MW, at an expected capital cost of $175 million. The redevelopment is anticipated to increase generation by 28 MW. This planned expansion is subject to various regulatory approvals and other conditions, and PPL cannot predict whether or when these approvals will be obtained or the other conditions will be met.

In June 2007, PJM approved the construction of a new 130-mile, 500-kilovolt transmission line between the Susquehanna substation in Pennsylvania and the Roseland substation in New Jersey that has been identified as essential to long-term reliability of the mid-Atlantic electricity grid. PJM determined that the line is needed to prevent potential overloads that could occur in the next decade on several existing transmission lines in the interconnected PJM system. PJM has directed PPL Electric to construct the portion of the Susquehanna-Roseland line in Pennsylvania and has directed Public Service Electric & Gas Company (PSE&G) to construct the portion of the line in New Jersey. The total cost of the project is currently estimated to be approximately $1 billion, with PPL Electric's share estimated to be between $300 million and $500 million. PPL Electric's 2008-2012 capital projections include approximately $320 million for the new transmission line, which will require certain regulatory approvals.

In December 2007, PPL Electric and PSE&G filed a joint petition for a declaratory order with the FERC requesting approval of transmission rate incentives for the Susquehanna-Roseland transmission line. The companies requested: (1) an additional 1.5% allowed rate of return on equity; (2) recognition of construction work in progress in rate base; (3) recovery of all costs if the project is cancelled; and (4) an additional 0.5% allowed rate of return on equity for membership in PJM. This filing remains pending before the FERC, and PPL Electric cannot predict the outcome.

Sale of Telecommunication Operations

In the first quarter of 2007, PPL completed a review of strategic options for the transport operations of its domestic telecommunications subsidiary, which offers fiber optic capacity to other telecommunications companies and enterprise customers. The operating results of this subsidiary are included in the Supply segment. The transport operations did not meet the criteria for discontinued operations presentation on the Statement of Income because there were not separate and distinguishable cash flows. Due to a combination of significant capital requirements for the telecommunication operations and competing capital needs in PPL's core electricity supply and delivery businesses, PPL decided to actively market these telecommunication operations. As a result, PPL recorded a $31 million ($18 million after tax) impairment of the telecommunication assets based on their estimated fair value.

In May 2007, PPL reached a definitive agreement to sell its telecommunication operations. In the second quarter of 2007, PPL recorded an additional impairment of $3 million ($2 million after tax). In August 2007, PPL completed the sale of its telecommunication operations and recorded an additional impairment of $5 million ($3 million after tax). The impairments are included in "Energy-related businesses" expenses on the Statement of Income. PPL realized net proceeds of $47 million from the sale. As a result of the sale, $65 million of assets (which primarily consisted of PP&E) and $18 million of liabilities were removed from the Balance Sheet during 2007.

Other

See Note 15 for a discussion of the impairment of PPL Energy Supply's synthetic fuel production facilities recorded in 2006, closure of these facilities in 2007 and an impairment of certain transmission rights recorded in 2007.

International

Sales

In 2005, WPD effectively sold an equity investment by transferring substantially all risks and rewards of ownership of the two subsidiaries that held the investment, receiving $9 million (at then-current exchange rates). The gain was deferred until WPD's continuing involvement in the subsidiaries ceased. In July 2006, WPD ceased involvement with one subsidiary. At that time, PPL Global recognized a pre-tax gain of $5 million. In December 2006, WPD ceased involvement with the other subsidiary. In the first quarter of 2007, due to the one-month lag in foreign subsidiary reporting, PPL Global recognized the remaining pre-tax gain of $5 million. These gains are included in "Other Income – net" on the Statements of Income.

In 2006, PPL Global completed the sale of its minority interest in Aguaytia Energy, LLC, a combined generating and natural gas facility in Peru. PPL Global received $15 million from the sale, and recorded a pre-tax gain of $3 million, which is included in "Other Income – net" on the Statement of Income.

Other

In 2006, WPD received legal notification citing one of its real estate investments as an environmentally protected area, thus restricting planned development. An impairment assessment was performed based on a third-party appraisal. As a result, PPL Global recorded an impairment charge of $8 million ($6 million after tax), which is included in "Other Income – net" on the Statement of Income.

In 2000, WPD acquired Hyder. Subsequently, WPD sold the majority of Hyder's non-electricity delivery businesses and placed the remaining companies in liquidation. In 2006, WPD received $28 million in proceeds as distributions related to the planned ongoing liquidation of the remaining non-electricity delivery businesses, of which $27 million was credited to income. WPD received further distributions of $6 million, which are included in the 2007 financial results. These distributions are included in "Other Income – net" on the Statements of Income. The Hyder non-electricity delivery businesses are substantially liquidated. WPD expects to receive further liquidation distributions in 2008 of up to approximately $3 million. WPD continues to operate the former Hyder electricity delivery business, now WPD (South Wales).

Note 10. Discontinued Operations

Sale of Latin American Businesses

In March 2007, PPL completed a review of strategic options for its Latin American businesses and announced its intention to sell its regulated electricity delivery businesses in Chile, El Salvador and Bolivia, which were included in the International Delivery segment.

In April 2007, PPL agreed to sell its Bolivian businesses to a group organized by local management and employees of the companies. As a result, in 2007, PPL recorded impairments totaling $37 million, or $20 million after tax, to reflect the estimated fair value of the businesses at the date the agreement was reached. This sale was completed in July 2007.

In May 2007, PPL completed the sale of its El Salvadoran business for $180 million in cash. PPL recorded a gain of $94 million, or $89 million after tax, as a result of the sale.

In November 2007, PPL completed the sale of its Chilean business for $660 million in cash. PPL recorded a gain of $306 million, or $197 million after tax, as a result of the sale.

As a result of these sales, $835 million of assets, which include $475 million of PP&E and $185 million of current assets, and $425 million of liabilities and related minority interest were removed from the Balance Sheet during 2007.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the results of operations for the years 2005 through 2007 have been classified as Discontinued Operations on the Statements of Income. Following are the components of Discontinued Operations on the Statements of Income related to PPL's Latin American regulated electricity delivery businesses.

	2007	2006	2005
Operating revenues	**$529**	$554	$453
Operating expenses [(a)]	**497**	478	393
Operating income	**32**	76	60
Other income – net	**15**	6	5
Interest expense [(b)]	**25**	30	28
Income before income taxes and minority interest	**22**	52	37
Income tax expense (benefit) [(c)]	**(5)**	2	(5)
Minority interest	**6**	8	5
Gain on sale of businesses (net of tax expense of $114 million)	**286**		
Income from Discontinued Operations	**$307**	$ 42	$ 37

(a) 2007 includes the impairments to the carrying value of the Bolivian businesses. Also included are fees associated with the sale of the Latin American businesses of $12 million, or $7 million after tax.

(b) 2007, 2006 and 2005 include $5 million, $10 million and $10 million of interest expense allocated pursuant to EITF 87-24, "Allocation of Interest to Discontinued Operations," based on the discontinued operation's share of the net assets of PPL Energy Supply.

(c) 2007 includes U.S. deferred tax charges of $7 million. As a result of PPL's decision to sell its Latin American businesses, it no longer qualified for the permanently reinvested exception to recording deferred taxes pursuant to APB Opinion No. 23, "Accounting for Income Taxes-Special Areas."

Sale of Interest in Griffith Plant

In June 2006, a subsidiary of PPL Energy Supply, which is included in the Supply segment, sold its 50% ownership interest in the 600 MW Griffith power plant located in Kingman, Arizona, for $110 million in cash, adjusted for the $5 million settlement of the steam turbine indemnifications in December 2006. The book value of PPL's interest in the plant was $150 million on the sale date.

Following are the components of Discontinued Operations on the Statements of Income related to the sale of PPL's interest in the Griffith plant.

	2006	2005
Operating revenues	**$ 5**	$40
Operating expenses	**10**	43
Operating loss before income taxes	**(5)**	(3)
Income tax benefit	**1**	1
Loss from operations after income taxes	**(4)**	(2)
Loss on sale of the interest (net of tax benefit of $16 million)	**(23)**	
Acceleration of net unrealized gains on derivatives associated with the plant (net of tax expense of $4 million)	**7**	
Loss from Discontinued Operations	**$(20)**	$ (2)

Sale of Sundance Plant

In May 2005, a subsidiary of PPL Energy Supply, which is included in the Supply segment, completed the sale of its 450 MW Sundance plant located in Pinal County, Arizona, to Arizona Public Service Company for $190 million in cash. The book value of the plant was $260 million on the sale date.

Following are the components of Discontinued Operations on the Statement of Income related to the sale of the Sundance plant. There were no derivative contracts hedging the Sundance plant at the time of the sale.

	2005
Operating revenues	$ 4
Operating expenses	10
Operating loss before income taxes	(6)
Income tax benefit	2
Loss on sale (net of tax benefit of $26 million)	(47)
Loss from Discontinued Operations	$(51)

See "Guarantees and Other Assurances" in Note 15 for more information on PPL Energy Supply's indemnifications related to the sale.

Anticipated Sale of Gas and Propane Businesses

In July 2007, PPL completed a review of strategic options for its natural gas distribution and propane businesses and announced its intention to sell these businesses, which are included in the Pennsylvania Delivery segment.

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," management assessed the carrying value of the assets and liabilities held for sale at December 31, 2007. Based on the expectation that the natural gas distribution and propane assets will be sold and based on an assessment of prevailing market conditions, an impairment charge of $22 million was recorded in the fourth quarter of 2007 and is included in Discontinued Operations on the Statements of Income. An associated income tax benefit of $1 million was also recorded in Discontinued Operations.

Management is in the process of reviewing bid information and negotiating with interested parties, and expects to complete a sale of these businesses during the second half of 2008, following the execution of a sales agreement and the receipt of all necessary regulatory approvals.

Proceeds of the sale are expected to be used to invest in growth opportunities in PPL's core electricity supply and delivery businesses and/or for the repurchase of securities, including PPL common stock.

In accordance with SFAS 144, the results of operations for the years 2005 through 2007 have been classified as Discontinued Operations on the Statements of Income. At December 31, 2007, the assets and liabilities are classified as held for sale on the Balance Sheet.

Following are the components of Discontinued Operations on the Statements of Income related to PPL's natural gas distribution and propane businesses.

	2007	2006	2005
Operating revenues	**$218**	$214	$187
Operating expenses [(a)]	**211**	201	171
Operating income	**7**	13	16
Other income – net		1	
Interest expense	**6**	6	7
Income before income taxes	**1**	8	9
Income tax expense [(a)(b)]	**33**	4	
(Loss) Income from Discontinued Operations	**$ (32)**	$ 4	$ 9

(a) An impairment charge of $22 million was recorded at December 31, 2007, in accordance with SFAS 144, and is included in "Operating expenses." An associated income tax benefit of $1 million is included in "Income tax expense."

(b) As a result of classifying the natural gas distribution and propane businesses as Discontinued Operations and in accordance with EITF 93-17, "Recognition of Deferred Tax Assets for a Parent Company's Excess Tax Basis in the Stock of a Subsidiary That Is Accounted for as a Discontinued Operation," in 2007, PPL recorded a deferred income tax liability and a corresponding charge of $23 million related to its excess of financial reporting basis over outside tax basis in the investment in these businesses.

The major classes of "Assets held for sale" and "Liabilities held for sale" on the Balance Sheet at December 31, 2007, were as follows (corresponding amounts at December 31, 2006, are also noted for comparative purposes, but have not been reclassified on the Balance Sheet as of that period):

	December 31, 2007	December 31, 2006
Current Assets		
Accounts receivable	**$ 18**	$ 13
Fuel, materials and supplies	**18**	16
Other	**7**	5
Total Current Assets	**43**	34
PP&E	**213**	224
Goodwill and other noncurrent assets	**62**	83
Total assets held for sale	**$318**	$341
Current Liabilities		
Accounts payable	**$ 18**	$ 14
Other	**14**	4
Total Current Liabilities	**32**	18
Long-term Debt	**10**	10
Deferred Credits and Other Noncurrent Liabilities	**26**	23
Total liabilities held for sale	**$ 68**	$ 51

Note 11. Leases

Colstrip Generating Plant

At December 31, 2007, PPL continued to participate in a significant sale/leaseback transaction. In July 2000, PPL Montana sold its interest in the Colstrip generating plants to owner lessors who are leasing a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3 back to PPL Montana under four 36-year non-cancelable leases. This transaction is accounted for as an operating lease in accordance with current accounting pronouncements related to sale/leaseback arrangements. These leases provide two renewal options based on the economic useful life of the generation assets. PPL Montana currently amortizes material leasehold improvements over no more than the remaining life of the original leases. PPL Montana is required to pay all expenses associated with the operations of the generation units. The leases place certain restrictions on PPL Montana's ability to incur additional debt, sell assets and declare dividends and require PPL Montana to maintain certain financial ratios related to cash flow and net worth. There are no residual value guarantees in these leases. However, upon an event of default or an event of loss, PPL Montana could be required to pay a termination value of amounts sufficient to allow the lessor to repay amounts owing on the lessor notes and make the lessor whole for its equity investment and anticipated return on investment. The events of default include payment defaults, breaches of representations or covenants, acceleration of other indebtedness of PPL Montana, change in control of PPL Montana and certain bankruptcy events. The termination value was estimated to be $683 million at December 31, 2007.

Other Leases

In September 2006, PPL's subsidiaries terminated the master lease agreements under which they leased equipment, such as vehicles, computers and office equipment. In addition, PPL and its subsidiaries purchased the equipment from the lessors at a negotiated price. Prior to the buyout, PPL subsidiaries had been directly charged or allocated a portion of the rental expense related to the assets they utilized. In connection with the buyout, ownership of the purchased equipment was reviewed and attributed to the subsidiaries based on usage of the equipment. As a result, "Property, Plant and Equipment" increased on the Balance Sheet by $107 million.

The following rent expense for all operating leases, including the Colstrip generating plant; equipment under the master lease agreements prior to September 2006; office space; land; buildings; and other equipment, was $37 million in 2007, $56 million in 2006 and $68 million in 2005, and was primarily included in "Other operation and maintenance" on the Statements of Income.

Total future minimum rental payments for all operating leases are estimated to be:

2008	$ 52
2009	54
2010	55
2011	55
2012	54
Thereafter	329
	$599

In connection with the acquisition of certain fiber optic network assets in 2003, a subsidiary of PPL Telcom, LLC assumed a capital lease obligation through 2020. The balance outstanding at December 31, 2006, was $10 million. In connection with the sale of the domestic telecommunication operations, this lease was assumed in 2007 by the buyer. See Note 9 for additional information on the sale of these operations. PPL no longer has substantial capital lease obligations.

Note 12. Stock-Based Compensation

Effective January 1, 2006, PPL and its subsidiaries adopted SFAS 123 (revised 2004), "Share-Based Payment," which is known as SFAS 123(R), using the modified prospective application transition method. The adoption of SFAS 123(R) did not have a significant impact on PPL and its subsidiaries, since PPL and its subsidiaries adopted the fair value method of accounting for stock-based compensation, as described by SFAS 123, "Accounting for Stock-Based Compensation," effective January 1, 2003.

Under the PPL Incentive Compensation Plan (ICP) and the Incentive Compensation Plan for Key Employees (ICPKE) (together, the Plans), restricted shares of PPL common stock, restricted stock units and stock options may be granted to officers and other key employees of PPL, PPL Energy Supply, PPL Electric and other affiliated companies. Awards under the Plans are made by the Compensation Governance and Nominating Committee (CGNC) of the PPL Board

of Directors, in the case of the ICP, and by the PPL Corporate Leadership Council (CLC), in the case of the ICPKE. The ICP limits the total number of awards that may be granted under it after April 23, 1999, to 15,769,430 awards, or 5% of the total shares of PPL common stock that were outstanding at April 23, 1999. The ICPKE limits the total number of awards that may be granted under it after April 25, 2003, to 16,573,608 awards, or 5% of the total shares of PPL common stock that were outstanding at January 1, 2003, reduced by outstanding awards of 2,373,812, for which PPL common stock was not yet issued as of April 25, 2003, resulting in a limit of 14,199,796. In addition, each Plan limits the number of shares available for awards in any calendar year to 2% of the outstanding common stock of PPL on the first day of such calendar year. The maximum number of options that can be awarded under each Plan to any single eligible employee in any calendar year is three million shares. Any portion of these options that has not been granted may be carried over and used in any subsequent year. If any award lapses, is forfeited or the rights of the participant terminate, the shares of PPL common stock underlying such an award are again available for grant. Shares delivered under the Plans may be in the form of authorized and unissued PPL common stock, common stock held in treasury by PPL or PPL common stock purchased on the open market (including private purchases) in accordance with applicable securities laws.

Restricted Stock and Restricted Stock Units

Restricted shares of PPL common stock are outstanding shares with full voting and dividend rights. Restricted stock awards are granted as a retention award for key executives and have vesting periods as determined by the CGNC in the case of the ICP, and the CLC in the case of the ICPKE, that range from seven to 25 years. In addition, the shares are subject to forfeiture or accelerated payout under Plan provisions for termination, retirement, disability and death of employees. Restricted shares vest fully if control of PPL changes, as defined by the plans.

The Plans allow for the grant of restricted stock units. Restricted stock units are awards based on the fair market value of PPL common stock. Actual PPL common shares will be issued upon completion of a vesting period, generally three years, as determined by the CGNC in the case of the ICP, and the CLC in the case of the ICPKE. Recipients of restricted stock units may also be granted the right to receive dividend equivalents through the end of the restriction period or until the award is forfeited. Restricted stock units are subject to forfeiture or accelerated payout under the Plan provisions for termination, retirement, disability and death of employees. Restricted stock units vest fully if control of PPL changes, as defined by the Plans.

Restricted stock and restricted stock unit activity for 2007 was:

	Restricted Shares/Units	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2007	1,855,765	$25.97
Granted	628,420	37.10
Vested	(751,960)	26.32
Forfeited	(27,590)	32.26
Nonvested at December 31, 2007	1,704,635	29.81

Substantially all restricted stock and restricted stock unit awards are expected to vest.

The weighted-average grant date fair value of restricted stock and restricted stock units granted during 2006 and 2005 was $30.95 and $27.08.

At December 31, 2007, unrecognized compensation cost related to nonvested awards was $12 million with a weighted-average period for recognition of 2.5 years.

The total fair value of restricted shares/units vesting was $32 million for 2007, $13 million for 2006 and $10 million for 2005.

Stock Options

Under the Plans, stock options may also be granted with an option exercise price per share not less than the fair market value of PPL's common stock on the date of grant. The options are exercisable beginning one year after the date of grant, assuming the individual is still employed by PPL or a subsidiary, in installments as determined by the CGNC in the case of the ICP, and the CLC in the case of the ICPKE. Options outstanding at December 31, 2007, become exercisable in equal installments over a three-year period from the date of grant. The CGNC and CLC have discretion to accelerate the exercisability of the options, except that the exercisability of an option issued under the ICP may not be accelerated unless the individual remains employed by PPL or a subsidiary for one year from the date of grant. All options expire no later than ten years from the grant date. The options become exercisable immediately if control of PPL changes, as defined by the Plans.

Stock option activity under the Plans for 2007 was:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Total Intrinsic Value
Outstanding at January 1, 2007	5,383,830	$24.68		
Granted	1,158,840	35.12		
Exercised	(2,286,893)	22.74		
Forfeited	(57,470)	30.14		
Outstanding at December 31, 2007	4,198,307	28.55	7.0 years	$99
Options exercisable at December 31, 2007	2,159,617	24.94	6.4 years	59
Weighted-average fair value of options granted	$7.08			

Substantially all stock option awards are expected to vest.

The total intrinsic value of stock options exercised was $54 million in 2007, $15 million in 2006 and $18 million in 2005.

At December 31, 2007, unrecognized compensation cost related to stock options was $3 million with a weighted-average period for recognition of 1.9 years.

PPL received cash from stock option exercises for 2007 of $32 million.

The estimated fair value of each option granted was calculated using a Black-Scholes option-pricing model. The weighted-average assumptions used in the model were:

	2007	2006	2005
Risk-free interest rate	**4.85%**	4.06%	4.09%
Expected option life	**6.00 yrs.**	6.25 yrs.	7.00 yrs.
Expected stock volatility	**21.61%**	19.86%	18.09%
Dividend yield	**3.31%**	3.76%	3.88%

Based on the above assumptions, the weighted-average grant date fair values of options granted during 2007, 2006 and 2005 were $7.08, $4.86 and $3.99.

PPL uses historical volatility and exercise behavior to value its stock options using the Black-Scholes option pricing model. Volatility over the expected term of the options is evaluated with consideration given to prior periods that may need to be excluded based on events not likely to recur that had impacted PPL's volatility in those prior periods. Management's expectations for future volatility, considering potential changes to PPL's business model and other economic conditions, are also reviewed in addition to the historical data to determine the final volatility assumption.

Compensation Costs

Compensation costs for restricted stock, restricted stock units and stock options accounted for as equity awards in 2007, 2006 and 2005 were $26 million, $22 million and $32 million (with related income tax benefits of $10 million, $9 million and $12 million). Compensation costs for 2005 included an adjustment to record accelerated recognition of expense for employees at or near retirement age. See Note 1 for additional information.

The income tax benefit PPL realized from stock-based arrangements for 2007 was $25 million, with $19 million attributed to stock option exercises.

Directors Stock Units

Under the Directors Deferred Compensation Plan, a mandatory amount of the cash retainers of the members of the Board of Directors who are not employees of PPL is deferred into stock units. Such deferred stock units represent the number of shares of PPL's common stock to which the board members are entitled after they cease serving as a member of the Board of Directors. Board members also are entitled to defer any or all of their fees and cash retainers that are not part of the mandatory deferral into stock units. The stock unit accounts of each board member are increased based on dividends paid or other distributions on PPL's common stock. There were 330,156 such stock units outstanding at December 31, 2007, which are accounted for as liabilities with changes in fair value recognized currently in earnings based on PPL's common stock price at the end of each reporting period.

Compensation costs for directors stock units were $5 million, $2 million and $1 million in 2007, 2006 and 2005. Income tax benefits related to these costs were $2 million, $1 million and $1 million in 2007, 2006 and 2005.

Awards paid during 2007, 2006 and 2005 were insignificant.

Stock Appreciation Rights

WPD uses stock appreciation rights to compensate senior management employees. Stock appreciation rights are granted with a reference price to PPL's common stock at the date of grant. These awards vest over a three-year period and have a 10-year term, during which time employees are entitled to receive a cash payment of any appreciation in the price of PPL's common stock over the grant date fair value. At December 31, 2007, there were 340,032 stock appreciation rights outstanding, which are accounted for as liabilities with changes in fair value recognized currently in earnings based on updated Black-Scholes calculations.

Compensation costs related to stock appreciation rights in 2007 were $5 million, with related income tax benefits of $2 million. Compensation costs for 2006 and 2005 were insignificant.

Awards paid in 2007 totaled $2 million, and were insignificant for 2006 and 2005.

Note 13. Retirement and Postemployment Benefits

Defined Benefits

PPL and certain of its subsidiaries sponsor various defined benefit plans.

The majority of PPL's domestic employees are eligible for pension benefits under non-contributory defined benefit pension plans with benefits based on length of service and final average pay, as defined by the plans. Employees of PPL Montana are eligible for pension benefits under a cash balance pension plan and employees of certain of PPL's mechanical contracting companies are eligible for benefits under multi-employer plans sponsored by various unions. The employees of PPL's U.K. subsidiary, WPD, are eligible for benefits from one pension scheme with benefits based on length of service and final average pay.

PPL and certain of its subsidiaries also provide supplemental retirement benefits to directors, executives and other key management employees through unfunded nonqualified retirement plans.

The majority of employees of PPL's domestic subsidiaries will become eligible for certain health care and life insurance benefits upon retirement through contributory plans. Postretirement benefits under the PPL Retiree Health Plan and PPL Gas Retiree Health Plan are paid from funded VEBA trusts sponsored by the respective companies. Postretirement benefits under the PPL Montana Retiree Health Plan are paid from company assets.

The following disclosures distinguish between domestic and international pension plans.

	Pension Benefits								
	Domestic			International			Other Postretirement Benefits		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Net periodic defined benefit costs									
Service cost	**$ 63**	$ 62	$ 56	**$ 24**	$ 22	$ 17	**$ 8**	$ 7	$ 7
Interest cost	**132**	124	114	**170**	140	150	**31**	28	26
Expected return on plan assets	**(175)**	(164)	(158)	**(227)**	(197)	(202)	**(21)**	(20)	(19)
Amortization of:									
Transition (asset) obligation	**(4)**	(4)	(4)				**9**	9	8
Prior service cost	**19**	15	15	**5**	5	5	**9**	5	4
Actuarial loss	**2**	3	2	**55**	49	29	**6**	8	4
Net periodic defined benefit costs (credits) prior to settlement charges and termination benefits	**37**	36	25	**27**	19	(1)	**42**	37	30
Settlement charges	**3**	4							
Termination benefits [a][b][c]	**6**	3		**3**		5			
Net periodic defined benefit costs	**$ 46**	$ 43	$ 25	**$ 30**	$ 19	$ 4	**$ 42**	$ 37	$30
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income – Gross									
Settlements	**$ (3)**								
Current year net gain	**(85)**			**$(254)**			**$ (3)**		
Current year prior service cost	**5**						**3**		
Amortization of:									
Transition obligation (asset)	**3**						**(5)**		
Prior service cost	**(12)**			**(5)**			**(5)**		
Actuarial gain	**(2)**			**(55)**			**(4)**		
Amounts reclassified from regulatory assets:									
Prior service cost	**2**						**1**		
Actuarial loss	**5**						**4**		
Total recognized in other comprehensive income	**(87)**			**(314)**			**(9)**		
Total recognized in net periodic benefit cost and other comprehensive income	**$ (41)**			**$(284)**			**$ 33**		

[a] The $5 million cost of termination benefits for 2005 was related to the WPD approved staff reduction plan as a result of the merger of its two control rooms, metering reorganization and other staff efficiencies. Additional pension costs were recognized due to early retirement and pension enhancement provisions granted to the employees.

[b] The $3 million cost of termination benefits for 2006 was related to the PPL Susquehanna approved staff reduction plan. In addition, severance of $2 million was also recorded for a total charge of $5 million ($3 million after tax).

[c] The $6 million domestic and $3 million international costs of termination benefits for 2007 were related primarily to the elimination of positions at PPL's Martins Creek plant due to the shutdown of two coal-fired units in September 2007, and the closing of WPD's meter test station. In addition, severance of $4 million was also recorded for a total charge of $13 million ($9 million after tax).

The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal period are as follows:

	Pension Benefits		
	Domestic	International	Other Postretirement Benefits
Transition (asset) obligation	$(3)		$5
Prior service cost	12	$ 6	5
Actuarial (gain) loss	(5)	19	3

Prior service costs of $6 million and actuarial losses of $19 million related to the international pension plans are expected to be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal period.

Net periodic defined benefits costs charged to operating expense, excluding amounts charged to construction and other non-expense accounts, were:

Pension Benefits								
Domestic			International			Other Postretirement Benefits		
2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
$40	$37	$21	**$27**	$17	$4	**$35**	$31	$26

The following assumptions were used in the valuation of the benefit obligations at December 31 and determination of net periodic benefit cost for the years ended December 31.

	Pension Benefits								
	Domestic			International			Other Postretirement Benefits		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Discount rate									
– obligations	**6.39%**	5.94%	5.70%	**6.37%**	5.17%	4.75%	**6.26%**	5.88%	5.70%
– cost	**5.94%**	5.70%	5.75%	**5.17%**	4.75%	5.50%	**5.88%**	5.70%	5.75%
Rate of compensation increase									
– obligations	**4.75%**	4.75%	4.75%	**4.25%**	4.00%	3.75%	**4.75%**	4.75%	4.75%
– cost	**4.75%**	4.75%	4.00%	**4.00%**	3.75%	3.75%	**4.75%**	4.75%	4.00%
Expected return on plan assets									
– obligations [(a)]	**8.25%**	8.50%	8.50%	**7.90%**	8.09%	8.09%	**7.80%**	7.75%	8.00%
– cost [(a)]	**8.50%**	8.50%	8.75%	**8.09%**	8.09%	8.30%	**7.75%**	8.00%	7.90%

(a) The expected return on plan assets for PPL's Domestic Pension Plans includes a 25 basis point reduction for management fees.

Assumed Health Care Cost Trend Rates at December 31,	**2007**	2006	2005
Health care cost trend rate assumed for next year			
– obligations	**9.0%**	9.0%	10.0%
– cost	**9.0%**	10.0%	10.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			
– obligations	**5.5%**	5.5%	5.5%
– cost	**5.5%**	5.5%	5.0%
Year that the rate reaches the ultimate trend rate			
– obligations	**2014**	2012	2011
– cost	**2012**	2011	2010

A one percentage point change in the assumed health care costs trend rate assumption would have had the following effects in 2007.

	One Percentage Point	
	Increase	Decrease
Effect on service cost and interest cost components	$ 2	$ (2)
Effect on accumulated postretirement benefit obligation	21	(18)

The funded status of the PPL plans was as follows.

	Pension Benefits				Other Postretirement Benefits	
	Domestic		International			
	2007	2006	**2007**	2006	**2007**	2006
Change in Benefit Obligation						
Benefit Obligation, January 1	**$2,199**	$2,147	**$3,339**	$2,891	**$ 530**	$ 518
Service cost	**63**	62	**24**	22	**8**	8
Interest cost	**132**	124	**170**	140	**31**	28
Participant contributions			**7**	7	**7**	7
Plan amendments	**9**	46			**5**	38
Actuarial (gain) loss	**(122)**	(87)	**(203)**	50	**(8)**	(32)
Termination benefits	**6**	3	**3**			
Actual expenses paid	**(1)**	(1)				
Net benefits paid	**(88)**	(83)	**(191)**	(169)	**(34)**	(39)
Settlements	**(9)**	(12)				
Federal subsidy					**2**	2
Currency conversion			**146**	398		
Benefit Obligation, December 31	**2,189**	2,199	**3,295**	3,339	**541**	530
Change in Plan Assets						
Plan assets at fair value, January 1	**2,081**	1,905	**3,094**	2,540	**289**	258
Actual return on plan assets	**190**	211	**268**	251	**17**	25
Employer contributions	**39**	61	**65**	102	**12**	37
Participant contributions			**7**	7	**2**	8
Actual expenses paid	**(1)**	(1)				
Net benefits paid	**(88)**	(83)	**(191)**	(169)	**(29)**	(39)
Settlements	**(9)**	(12)				
Currency conversion			**145**	363		
Plan assets at fair value, December 31	**2,212**	2,081	**3,388**	3,094	**291**	289
Funded Status at end of year	**$ 23**	$ (118)	**$ 93**	$ (245)	**$(250)**	$(241)
Amounts recognized in the Balance Sheets consist of:						
Noncurrent asset	**$ 88**	$ 7	**$ 97**			
Current liability [(a)]	**(10)**	(6)			**$ (9)**	$ (1)
Noncurrent liability	**(55)**	(119)	**(4)**	$ (245)	**(241)**	(240)
Net amount recognized at end of year	**$ 23**	$ (118)	**$ 93**	$ (245)	**$(250)**	$(241)
Amounts recognized in accumulated other comprehensive loss (pre-tax) consist of:						
Transition (asset) obligation	**$ (6)**	$ (8)			**$ 26**	$ 31
Prior service cost	**102**	106	**$ 28**	$ 28	**33**	34
Net actuarial (gain) loss	**(196)**	(112)	**407**	602	**69**	72
Foreign currency translation adjustments			**(146)**	(27)		
Total	**$ (100)**	$ (14)	**$ 289**	$ 603	**$ 128**	$ 137
Total accumulated benefit obligation for defined benefit pension plans	**$1,951**	$1,947	**$3,129**	$3,177		

[(a)] Includes $6 million of pension and $8 million of other postretirement benefit liabilities included in "Liabilities held for sale" on the Balance Sheet as of December 31, 2007, related to the PPL Gas Utilities plans as a result of the planned sale of that business.

Information for pension plans with projected and accumulated benefit obligations in excess of plan assets follows.

	Plans With Projected Benefit Obligations in Excess of Plan Assets				Plans With Accumulated Benefit Obligations in Excess of Plan Assets			
	Domestic		International		Domestic		International	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
Projected benefit obligation	**$107**	$2,118		$3,339	**$60**	$112		$3,339
Accumulated benefit obligation	**87**	1,866		3,177	**46**	95		3,177
Fair value of assets	**42**	1,993		3,094		46		3,094

Other postretirement benefit plans with accumulated postretirement benefit obligations in excess of plan assets had accumulated postretirement benefit obligations and fair value of assets of $541 million and $291 million at December 31, 2007, and $531 million and $289 million at December 31, 2006.

At December 31, 2007, PPL Electric had a regulatory asset of $3 million relating to the initial adoption of SFAS 106, which is being amortized and recovered in rates, with a remaining life of five years.

PPL Electric also maintains a liability for the cost of health care of retired miners of former subsidiaries that had been engaged in coal mining, as required by the Coal Industry Retiree Health Benefit Act of 1992. PPL Electric accounts for this liability under EITF 92-13, "Accounting for Estimated Payments in Connection with the Coal Industry Retiree Health Benefit Act of 1992." PPL Electric's net liability was $35 million at December 31, 2005. In the third quarter of 2006, PPL Electric was able to fully offset the net liability, calculated at that time, of $36 million, with excess Black Lung Trust assets as a result of the passage of the Pension Protection Act of 2006. At December 31, 2007, the net liability continues to be fully offset with excess Black Lung Trust assets. See "Pension Protection Act of 2006" within this note for further discussion.

Plan Assets – Domestic Pension Plans

The asset allocation for the PPL Retirement Plan Master Trust and the target allocation, by asset category, are detailed below.

Asset Category	Percentage of plan assets at December 31,		Target asset allocation
	2007	2006	
Equity securities	**68%**	74%	70%
Debt securities	**26%**	21%	25%
Real estate and other	**6%**	5%	5%
Total	**100%**	100%	100%

The domestic pension plan assets are managed by outside investment managers and are rebalanced as necessary to maintain the target asset allocation ranges. PPL's investment strategy with respect to the domestic pension assets is to achieve a satisfactory risk-adjusted return on assets that, in combination with PPL's funding policy and tolerance for return volatility, will ensure that sufficient dollars are available to provide benefit payments.

The expected long-term rate of return for PPL's domestic pension plans considers the plans' historical experience, but is primarily based on the plans' mix of assets and expectations for long-term returns of those asset classes.

Plan Assets – Domestic Other Postretirement Benefit Plans

The asset allocation for the PPL other postretirement benefit plans by asset category is detailed below.

Asset Category	Percentage of plan assets at December 31,	
	2007	2006
Equity securities	**52%**	56%
Debt securities	**36%**	44%
Other	**12%**	
Total	**100%**	100%

PPL's investment strategy with respect to its other postretirement benefit obligations is to fund the VEBA trusts with voluntary contributions and to invest in a tax efficient manner utilizing a prudent mix of assets. Based on the current VEBA and postretirement plan structure, PPL targets an asset allocation range of 50% to 60% equity and 40% to 50% debt, with any difference held in cash as a result of contribution/investment timing and payment of postretirement benefits.

The expected long-term rate of return for PPL's other postretirement benefit plans is based on the VEBA trusts' mix of assets and expectations for long-term returns of those asset classes considering that a portion of those assets are taxable.

Plan Assets – International Pension Plans

WPD operates three defined benefit plans, the WPD Group segment of the Electricity Supply Pension Scheme (ESPS), the Western Power Utilities Pension Scheme and the Infralec 1992 Scheme. The assets of all three schemes are held separately from those of WPD in trustee-administered funds.

PPL's international pension plan asset allocation and target allocation is detailed below.

Asset Category	Percentage of plan assets at December 31,		Target asset allocation
	2007	2006	
Equity securities	**68%**	74%	70%
Debt securities	**28%**	22%	28%
Real estate and other	**4%**	4%	2%
Total	**100%**	100%	100%

In consultation with its investment advisor and with WPD, the group trustees of the WPD Group of the ESPS have drawn up a Statement of Investment Principles to comply with the requirements of U.K. legislation.

The group trustees' primary investment objective is to maximize investment returns within the constraint of avoiding excessive volatility in the funding position.

The expected rate of return for PPL and its subsidiaries' international pension plans considers that a portfolio largely invested in equities would be expected to achieve an average rate of return in excess of a portfolio largely invested in long-term bonds. The historical experience has been an excess return of 2% to 4% per annum on average over the return on long-term bonds.

Expected Cash Flows – Domestic Defined Benefit Plans

There are no contributions required for PPL's primary domestic pension plan or any of PPL's other domestic subsidiary pension plans. However, PPL's domestic subsidiaries expect to contribute approximately $17 million to their pension plans in 2008 to ensure future compliance with minimum funding requirements.

PPL sponsors various non-qualified supplemental pension plans for which no assets are segregated from corporate assets. PPL expects to make approximately $4 million of benefit payments under these plans in 2008.

PPL is not required to make contributions to its other postretirement benefit plans but has historically funded these plans in amounts equal to the postretirement benefit costs recognized. Continuation of this past practice would cause PPL to contribute $42 million to its other postretirement benefit plans in 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid and the following federal subsidy payments are expected to be received by the separate plan trusts.

		Other Postretirement	
	Pension	Benefit Payment	Expected Federal Subsidy
2008	$ 95	$ 40	$ 2
2009	104	45	3
2010	111	49	3
2011	119	55	3
2012	129	60	4
2013-2017	790	374	27

Expected Cash Flows – International Pension Plans

The pension plans of WPD are subject to formal actuarial valuations every three years, which are used to determine funding requirements. Future contributions were evaluated in accordance with the latest valuation performed as of March 31, 2007, in respect of WPD's principal pension scheme, the ESPS, to determine contribution requirements for 2008 and forward. WPD expects to make contributions of approximately $97 million in 2008.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the separate plan trusts.

	Pension
2008	$ 187
2009	192
2010	198
2011	204
2012	210
2013-2017	1,149

Savings Plans

Substantially all employees of PPL's domestic subsidiaries are eligible to participate in deferred savings plans (401(k)s). Employer contributions to the plans approximated $16 million for 2007, $14 million for 2006 and $13 million for 2005.

Employee Stock Ownership Plan

PPL sponsors a non-leveraged ESOP in which substantially all domestic employees, excluding those of PPL Montana, PPL Gas Utilities and the mechanical contractors, are enrolled on the first day of the month following eligible employee status. Dividends paid on ESOP shares are treated as ordinary dividends by PPL. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the ESOP.

The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Contributions to the ESOP are allocated to eligible participants' accounts as of the end of each year, based 75% on shares held in existing participants' accounts and 25% on the eligible participants' compensation.

Amounts charged as compensation expense for ESOP contributions were $7 million, $7 million and $6 million for 2007, 2006 and 2005. These amounts were offset by the dividend-based contribution tax savings and had no impact on PPL's earnings.

ESOP shares outstanding at December 31, 2007, were 7,984,554 or 2% of total common shares outstanding, and are included in all EPS calculations.

Postemployment Benefits

Certain PPL subsidiaries provide health and life insurance benefits to disabled employees and income benefits to eligible spouses of deceased employees. PPL follows the guidance of SFAS 112, "Employers' Accounting for Postemployment Benefits," when accounting for these benefits. Postemployment benefits charged to operating expenses were not significant for 2007 and 2006. Postemployment benefits charged to operating expense for 2005 were $8 million primarily due to an updated valuation for Long-Term Disability benefits completed in 2005.

Prior to the sale of certain of PPL Global subsidiaries, including Emel, DelSur, Elfec and Integra, PPL Energy Supply provided limited non-pension benefits to all employees. All active employees were entitled to benefits in the event of termination or retirement in accordance with government-sponsored programs. These plans generally obligated a company to pay one month's salary per year of service to employees in the event of involuntary termination. Under certain plans, employees with five or more years of service were entitled to this payment in the event of voluntary or involuntary termination.

The liabilities for these plans were accounted for under the guidance of EITF 88-1, "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan," using what is commonly referred to as the "shut down" method, where a company records the undiscounted obligation as if it were payable at each balance sheet date. As of December 31, 2007, there were no recorded liabilities, as PPL had completed the sale of all Latin American subsidiaries. The combined liabilities for these plans at December 31, 2006, was $11 million, and is recorded in "Deferred Credits and Noncurrent Liabilities – Other" on the Balance Sheets.

Pension Protection Act of 2006

On August 17, 2006, the Pension Protection Act of 2006 (the Act) was signed by President Bush. The Act's changes, which will become effective in 2008, cover current pension plan legislation and funding rules for defined benefit pension plans. Based on the current funded status of PPL's defined benefit pension plans, the Act is not expected to have a significant impact on the future funding of these plans or have a significant financial impact on PPL in regard to these plans.

The Act does contain a provision that provides for excess assets held exclusively in Black Lung Trust funds to be used to pay for health benefits other than black lung disease for retired coal miners. Prior to recognition of this provision of the Act, PPL Electric had a net liability of $36 million for the medical costs of retirees of a PPL subsidiary represented by the United Mine Workers of America (UMWA). This subsidiary had a Black Lung Trust that was significantly overfunded. As a result of the Act and the ability to use the excess Black Lung Trust assets to make future benefit payments for the UMWA retiree medical costs, PPL Electric was able to fully offset the UMWA retiree medical liability on its Balance Sheet and record a one-time credit to PPL's "Other operation and maintenance" expense of $21 million (net of tax expense of $15 million).

Note 14. Jointly-Owned Facilities

At December 31, 2007 and 2006, subsidiaries of PPL owned interests in the facilities listed below. The Balance Sheets of PPL include the amounts noted in the following table.

	Ownership Interest	Electric Plant in Service	Other Property	Accumulated Depreciation	Construction Work in Progress
December 31, 2007					
PPL Generation					
Generating Stations					
Susquehanna	90.00%	$4,394		$3,449	$146
Conemaugh	16.25%	201		86	2
Keystone	12.34%	108		55	19
Wyman Unit 4	8.33%	15		6	
Merrill Creek Reservoir	8.37%		$22	14	
December 31, 2006					
PPL Generation					
Generating Stations					
Susquehanna	90.00%	$4,332		$3,449	$ 99
Conemaugh	16.25%	198		87	1
Keystone	12.34%	100		54	7
Wyman Unit 4	8.33%	15		6	
Merrill Creek Reservoir	8.37%		$22	14	

Each PPL Generation subsidiary provided its own funding for its share of the facility. Each receives a portion of the total output of the generating stations equal to its percentage ownership. The share of fuel and other operating costs associated with the stations is included in the corresponding operating expenses on the Statements of Income.

In addition to the interests mentioned above, PPL Montana is the operator of the jointly-owned, coal-fired generating units comprising the Colstrip steam generation facility. At December 31, 2007 and 2006, PPL Montana had a 50% leasehold interest in Colstrip Units 1 and 2 and a 30% leasehold interest in Colstrip Unit 3 under operating leases. See Note 11 for additional information.

PPL Montana's share of direct expenses associated with the operation and maintenance of these facilities is included in the corresponding operating expenses on the Statements of Income. Each joint-owner in these facilities provides its own financing. As operator of all Colstrip Units, PPL Montana invoices each joint-owner for its respective portion of the direct expenses. The amount due from joint-owners was $10 million and $7 million at December 31, 2007 and 2006.

At December 31, 2007, NorthWestern owned a 30% leasehold interest in Colstrip Unit 4. PPL Montana and NorthWestern have a sharing agreement to govern each party's responsibilities regarding the operation of Colstrip Units 3 and 4, and each party is responsible for 15% of the respective operating and construction costs, regardless of whether a particular cost is specified to Colstrip Unit 3 or 4. However, each party is responsible for its own fuel-related costs.

Note 15. Commitments and Contingencies

Energy Purchases, Energy Sales and Other Commitments

Energy Purchase Commitments

PPL enters into long-term purchase contracts to supply the fuel requirements for generation facilities. These contracts include commitments to purchase coal, emission allowances, natural gas, oil and nuclear fuel and extend for terms through 2019. PPL also enters into long-term contracts for the storage and transportation of natural gas which extend through 2014 and 2032. Additionally, PPL has entered into long-term contracts to purchase power that extend for terms through 2017, excluding long-term power purchase agreements for full output of two wind farms. These wind farm contracts extend for terms through 2027.

As part of the purchase of generation assets from Montana Power, PPL Montana assumed a power purchase agreement, which was still in effect at December 31, 2007. In accordance with purchase accounting guidelines, PPL Montana recorded a liability of $58 million as the estimated fair value of the agreement at the acquisition date. The liability is being reduced over the term of the agreement, through 2010, as an adjustment to "Energy purchases" on the Statements of Income. The unamortized balance of the liability related to the agreement at December 31, 2007 and 2006, was $34 million and $42 million, of which $24 million and $34 million is included in "Deferred Credits and Other Noncurrent Liabilities – Other" and $10 million and $8 million is included in "Current Liabilities – Other" on the Balance Sheets.

In 1998, PPL Electric recorded a loss accrual for above-market contracts with NUGs of $879 million, due to the deregulation of its generation business. Effective January 1999, PPL Electric began reducing this liability as an offset to "Energy purchases" on the Statements of Income. This reduction is based on the estimated timing of the purchases from the NUGs and projected market prices for this

generation. The final NUG contract expires in 2014. In connection with the corporate realignment in 2000, the remaining balance of this liability was transferred to PPL EnergyPlus. At December 31, 2007 and 2006, the remaining liability associated with the above-market NUG contracts was $71 million and $136 million.

In July 2007, PPL Electric conducted the first of six competitive solicitations to purchase electricity generation supply in 2010, after its existing PLR contract expires, for customers who do not choose a competitive supplier. Competitive bids were solicited for 850 MW of generation supply, or one-sixth of PPL Electric's expected supply requirements for these customers in 2010. For this solicitation, the average generation supply price for 2010, including Pennsylvania gross receipts tax and an adjustment for line losses, is $101.77 per MWh for residential customers and $105.11 per MWh for small commercial and small industrial customers.

In October 2007, PPL Electric conducted the second of six competitive solicitations to purchase electricity generation supply in 2010. Competitive bids were solicited for an additional 850 MW of generation supply. For this solicitation, the average generation supply price for 2010, including Pennsylvania gross receipts tax and an adjustment for line losses, is $105.08 per MWh for residential customers and $105.75 per MWh for small commercial and small industrial customers.

The third competitive solicitation will be held in March 2008.

Energy Sales Commitments

In connection with its marketing activities or associated with certain of its power plants, PPL Energy Supply enters into long-term power sales contracts that extend for terms through 2017. All long-term contracts were executed at prices that approximated market price at the time of execution.

PPL Energy Supply has entered into full requirements and retail contracts with various counterparties. These contracts extend through 2014. Under these contracts, if PPL Energy Supply's credit rating falls below investment grade or PPL Energy Supply's contract exposure exceeds the established credit limit for the contract, then the counterparty has the right to request collateral from PPL Energy Supply. At December 31, 2007 and 2006, an insignificant amount of collateral was posted under these contracts.

As a result of PPL Electric's first competitive solicitation process in July 2007, PPL EnergyPlus was one of the successful bidders for 671 MW, with unrelated parties providing the remaining solicited generation supply.

PPL Montana Hydroelectric License Commitments

PPL Montana has 11 hydroelectric facilities and one storage reservoir licensed by the FERC pursuant to the Federal Power Act under long-term licenses. Pursuant to Section 8(e) of the Federal Power Act, the FERC approved the transfer from Montana Power to PPL Montana of all pertinent licenses and any amendments in connection with the Montana Asset Purchase Agreement.

The Kerr Dam Project license was jointly issued by the FERC to Montana Power and the Confederated Salish and Kootenai Tribes of the Flathead Reservation in 1985, and required Montana Power to hold and operate the project for 30 years. The license required Montana Power, and subsequently PPL Montana as a result of the purchase of the Kerr Dam from Montana Power, to continue to implement a plan to mitigate the impact of the Kerr Dam on fish, wildlife and the habitat. Under this arrangement, PPL Montana has a remaining commitment to spend $16 million between 2008 and 2015, in addition to the annual rental it pays to the tribes. Between 2015 and 2025, the tribes have the option to purchase, hold and operate the project for the remainder of the license term of 2035.

PPL Montana entered into two Memoranda of Understanding (MOUs) with state, federal and private entities related to the issuance in 2000 of the FERC renewal license for the nine dams for the Missouri-Madison project. The MOUs require PPL Montana to implement plans to mitigate the impact of its projects on fish, wildlife and the habitat, and to increase recreational opportunities. The MOUs were created to maximize collaboration between the parties and enhance the possibility for matching funds from relevant federal agencies. Under this arrangement, PPL Montana has a remaining commitment to spend $44 million between 2008 and 2040.

Settlement of Enron Receivables

PPL had significant specific reserves related to receivables from Enron Corporation (Enron), which filed for bankruptcy in 2001. The Enron reserves were for claims against Enron North America and Enron Power Marketing (Enron Subsidiaries), and against Enron for certain guarantees of the Enron Subsidiaries' (Enron Corporation Guarantees).

In March 2006, the U.S. Bankruptcy Court approved agreements between Enron and PPL Energy Supply that settled litigation between PPL Energy Supply and Enron regarding the validity and enforceability of the Enron Corporation Guarantees. As a result of the Bankruptcy Court's approval of the settlement of the Enron Corporation Guarantees litigation, an assessment of current market price quotes for the purchase of Enron claims and the subsequent sale of its Enron claims to an independent third party, PPL Energy Supply reduced the associated allowance for doubtful accounts in 2006. The effect of this change was to increase income from continuing operations and net income by $11 million ($0.03 per share, basic and diluted). See "Guarantees and Other Assurances" for information on PPL Energy Supply's potential repayment obligation related to the sale.

Legal Matters

PPL and its subsidiaries are involved in legal proceedings, claims and litigation in the ordinary course of business. PPL and its subsidiaries cannot predict the outcome of such matters, or whether such matters may result in material liabilities.

Montana Power Shareholders' Litigation

In August 2001, a purported class-action lawsuit was filed by a group of shareholders of Montana Power against Montana Power, the directors of Montana Power, certain advisors and consultants of Montana Power, and PPL Montana. The plaintiffs allege, among other things, that Montana Power was required to, and did not, obtain shareholder approval of the sale of Montana Power's generation assets to PPL Montana in 1999, and that the sale "was null and void ab initio." Among the remedies that the plaintiffs are seeking is the establishment of a "resulting and/or constructive trust" on both the generation assets and all profits earned by PPL Montana from the generation assets, plus interest on the amounts subject to the trust. This lawsuit has been pending in the U.S. District Court of Montana, Butte Division, and the judge has placed this proceeding on hold

pending the outcome of certain motions currently before the U.S. Bankruptcy Court for the District of Delaware, the resolution of which may impact this proceeding. The judge in this case has not yet established a schedule to resume the proceeding. In September 2007, certain plaintiffs proposed a settlement of certain claims not involving PPL and proposed a status conference to discuss their proposal. The judge held the status conference in January 2008 and rejected the proposed settlement. PPL cannot predict the outcome of this matter.

Montana Hydroelectric Litigation

In November 2004, PPL Montana, Avista Corporation (Avista) and PacifiCorp commenced an action for declaratory judgment in Montana First Judicial District Court seeking a determination that no lease payments or other compensation for their hydropower facilities' use and occupancy of streambeds in Montana can be collected by the State of Montana. This request for declaratory judgment from the Montana state court was brought following the dismissal of the State of Montana's federal lawsuit seeking such payments or compensation in the U.S. District Court of Montana, Missoula Division, on jurisdictional grounds. The State's federal lawsuit was founded on allegations that the beds of Montana's navigable rivers became state-owned trust property upon Montana's admission to statehood, and that the use of them for placement of dam structures, affiliated structures and reservoirs should, under a 1931 regulatory scheme enacted after all but one of the dams in question were constructed, trigger lease payments for use of land beneath. In July 2006, the Montana state court approved a stipulation by the State of Montana that it is not seeking lease payments or other compensation from PPL Montana for the period prior to PPL Montana's acquisition of the hydroelectric facilities in December 1999.

In October 2007, Avista announced that it had entered into a settlement agreement in its separate proceeding with the State of Montana providing, in pertinent part, that Avista would make prospective lease payments of $4 million per year for use of the State's streambeds (adjusted annually for inflation and subject to other future adjustments). Under the settlement agreement, this prospective annual payment by Avista resolves the State's claims for both past and future rent.

In the October 2007 trial of this matter, the State of Montana asserted that PPL Montana should make a prospective lease payment for use of the State's streambeds of $6 million per year (adjusted annually for inflation) and a retroactive payment for the 2000-2006 period (including interest) of $41 million.

PPL Montana continues to vigorously defend its position in this proceeding. PPL cannot predict when a final decision may be rendered in this proceeding or the ultimate outcome.

Regulatory Issues

California ISO and Western Markets

Through its subsidiaries, PPL made $18 million of sales to the California ISO during the period from October 2000 through June 2001, of which $17 million has not been paid to PPL subsidiaries. Given the myriad of electricity supply problems presently faced by the California electric utilities and the California ISO, PPL cannot predict whether or when it will receive payment. At December 31, 2007, PPL continues to be fully reserved for underrecoveries of payments for these sales.

Regulatory proceedings arising out of the California electricity supply situation have been filed at the FERC. The FERC has determined that all sellers of energy into markets operated by the California ISO and the California Power Exchange, including PPL Montana, should be subject to refund liability for the period beginning October 2, 2000 through June 20, 2001, but the FERC has not yet ruled on the exact amounts that the sellers, including PPL Montana, would be required to refund. In decisions in September 2004 and August 2006, the U.S. Court of Appeals for the Ninth Circuit held that the FERC had the additional legal authority to order refunds for periods prior to October 2, 2000, and ordered the FERC to determine whether or not it would be appropriate to grant such additional refunds. As part of its August 2006 decision, the Court stayed the time to petition for rehearing of the decision and its mandate to the FERC in order to allow the parties time to conduct settlement discussions.

In June 2003, the FERC took several actions as a result of a number of related investigations. The FERC terminated proceedings to consider whether to order refunds for spot market bilateral sales made in the Pacific Northwest, including sales made by PPL Montana, during the period December 2000 through June 2001. In August 2007, the U.S. Court of Appeals for the Ninth Circuit reversed the FERC's decision and ordered the FERC to consider additional evidence. The FERC also commenced additional investigations relating to "gaming" and bidding practices during 2000 and 2001, but neither PPL EnergyPlus nor PPL Montana believes it is a subject of these investigations.

Litigation arising out of the California electricity supply situation has been filed in California courts against sellers of energy to the California ISO. The plaintiffs and intervenors in these legal proceedings allege, among other things, abuse of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, and seek other relief, including treble damages and attorneys' fees. While PPL's subsidiaries have not been named by the plaintiffs in these legal proceedings, one defendant in a consolidated court proceeding named PPL Montana in its cross-complaint; this defendant denied any unlawful conduct but asserted that, if it is found liable, the other generators and power marketers, including PPL Montana, caused, contributed to and/or participated in the plaintiffs' alleged losses. In July 2006, the Court dismissed this case as the result of a settlement under which PPL Montana was not required to make any payments or provide any compensation.

In February 2004, the Montana Public Service Commission (PSC) initiated a limited investigation of the Montana retail electricity market for the years 2000 and 2001, focusing on how that market was affected by transactions involving the possible manipulation of the electricity grid in the western U.S. The investigation includes all public utilities and licensed electricity suppliers in Montana, including PPL Montana, as well as other entities that may possess relevant information. In June 2004, the Montana Attorney General served PPL Montana and more than 20 other companies with subpoenas requesting documents, and PPL Montana has provided responsive documents to the Montana Attorney General.

While PPL and its subsidiaries believe that they have not engaged in any improper trading or marketing practices affecting the California and western markets, PPL cannot predict the outcome of the above-described investigations,

lawsuits and proceedings or whether any PPL subsidiaries will be the target of any additional governmental investigations or named in other lawsuits or refund proceedings.

PJM Capacity Litigation

In December 2002, PPL was served with a complaint against PPL, PPL EnergyPlus and PPL Electric filed in the U.S. District Court for the Eastern District of Pennsylvania by a group of 14 Pennsylvania boroughs that apparently alleged, among other things, violations of the federal antitrust laws in connection with the pricing of installed capacity in the PJM daily market during the first quarter of 2001 and certain breach of contract claims. These boroughs were wholesale customers of PPL Electric. In April 2006, the Court dismissed all of the federal antitrust claims and all of the breach of contract claims except for one breach of contract claim by one of the boroughs. In May 2007, the Court withdrew its April 2006 decision as to one of the federal antitrust claims, but directed additional briefing on alternative grounds for dismissal of that claim. In September 2007, the Court dismissed the one remaining federal antitrust claim. Such dismissals are subject to the plaintiffs' right to appeal. PPL cannot predict the outcome of this proceeding.

Each of the U.S. Department of Justice – Antitrust Division, the FERC and the Pennsylvania Attorney General conducted investigations regarding PPL's PJM capacity market transactions in early 2001 and did not find any reason to take action against PPL.

New England Investigation

In January 2004, PPL became aware of an investigation by the Connecticut Attorney General and the FERC's Office of Market Oversight and Investigation (OMOI) regarding allegations that natural gas-fired generators located in New England illegally sold natural gas instead of generating electricity during the week of January 12, 2004. PPL has responded to a data request of OMOI that indicated that PPL was not under suspicion of a regulatory violation, but that OMOI was conducting an initial investigation. PPL also has responded to data requests of ISO New England and data requests served by subpoena from the Connecticut Attorney General. Both OMOI and ISO New England have issued preliminary reports finding no regulatory or other violations concerning these matters. While PPL does not believe that it committed any regulatory or other violations concerning the subject matter of these investigations, PPL cannot predict the outcome of these investigations.

PJM Billing

In December 2004, Exelon Corporation, on behalf of its subsidiary, PECO Energy, Inc. (PECO), filed a complaint against PJM and PPL Electric with the FERC alleging that PJM had overcharged PECO from April 1998 through May 2003 as a result of an error by PJM in the State Estimator Model used in connection with billing all PJM customers for certain transmission, spot market energy and ancillary services charges. Specifically, the complaint alleged that PJM mistakenly identified PPL Electric's Elroy substation transformer as belonging to PECO and that, as a consequence, during times of congestion, PECO's bills for transmission congestion from PJM erroneously reflected energy that PPL Electric took from the Elroy substation and used to serve PPL Electric's load. The complaint requested the FERC, among other things, to direct PPL Electric to refund to PJM $39 million, plus interest of $8 million, and for PJM to refund these same amounts to PECO.

In April 2005, the FERC determined that PECO was entitled to reimbursement for the transmission congestion charges that PECO asserted PJM erroneously billed to it at the Elroy substation. The FERC set for additional proceedings before a judge the determination of the amount of the overcharge to PECO and which PJM market participants were undercharged. PPL Electric recognized an after-tax charge of $27 million in the first quarter of 2005 for a loss contingency related to this matter. The pre-tax accrual was $47 million, with $39 million included in "Energy purchases" on the Statement of Income, and $8 million in "Interest Expense."

In December 2006, PPL Electric and Exelon filed with the FERC, pursuant to a November 2006 order, a modified offer of settlement (Compliance Filing). Under the Compliance Filing, PPL Electric would make a single payment through its monthly PJM bill of $38 million, plus interest through the date of payment, and PJM would include a single credit for this amount in PECO's monthly PJM bill. Through December 31, 2006, the estimated interest on this payment was $4 million, for a total PPL Electric payment of $42 million. Based on the Compliance Filing, PPL reduced the recorded loss accrual by $5 million at December 31, 2006.

In March 2007, the FERC entered an order approving the Compliance Filing. In April 2007, PPL Electric paid PJM the full settlement amount of $43 million, including additional interest of $1 million recorded during the three months ended March 31, 2007. This proceeding is now terminated.

FERC Market-Based Rate Authority

In December 1998, the FERC issued an order authorizing PPL EnergyPlus to make wholesale sales of electric power and related products at market-based rates. In that order, the FERC directed PPL EnergyPlus to file an updated market analysis within three years of the date of the order, and every three years thereafter. Market-based rate filings with the FERC were made in November 2004 by PPL EnergyPlus, PPL Electric, PPL Montana and most of PPL Generation's subsidiaries. These filings consisted of a Western market-based rate filing for PPL Montana and an Eastern market-based rate filing for most of the other PPL subsidiaries in the PJM region.

In September 2005, the FERC issued an order conditionally approving the Eastern market-based rate filing, subject to PPL subsidiaries making a compliance filing providing further support that they cannot erect other non-transmission barriers to entry into the generation market. The PPL subsidiaries made this compliance filing in October 2005, which the FERC accepted.

In May 2006, the FERC issued an order rejecting the claims of the various parties in the proceeding regarding PPL's Western market-based rate filing and granting PPL Montana market-based rate authority in NorthWestern's control area. In July 2007, the FERC denied two outstanding requests for rehearing of the FERC order. Subsequently, various parties in this proceeding filed appeals of the FERC order with the U.S. Court of Appeals for the Ninth Circuit. In September 2007, a party also filed a complaint with the FERC seeking additional refunds in the event that the U.S. Court of Appeals overturns or reverses the FERC order.

While PPL Montana continues to believe that it does not have market power in NorthWestern's control area and that it has no obligations to make additional sales of power to NorthWestern regardless of the outcome of this proceeding, it cannot predict the outcome of these proceedings.

In January 2008, pursuant to the schedule established by FERC orders, PPL's subsidiaries made another market-based rate renewal filing for all Eastern subsidiaries in the PJM, New England and New York regions, including PPL Electric, PPL EnergyPlus and most of PPL Generation's subsidiaries.

Currently, if a seller is granted market-based rate authority by the FERC, it may enter into power contracts during the time period for which such authority has been granted. If the FERC determines that the market is not workably competitive or the seller possesses market power or is not charging "just and reasonable" rates, the FERC institutes prospective action. Any contracts entered into pursuant to the FERC's market-based rate authority remain in effect and are generally subject to a high standard of review before the FERC can order any changes. Recent court decisions by the U.S. Court of Appeals for the Ninth Circuit have raised issues that may make it more difficult for the FERC to continue its program of promoting wholesale electricity competition through market-based rate authority. These court decisions permit retroactive refunds and a lower standard of review by the FERC for changing power contracts, and could have the effect of requiring the FERC to review in advance most, if not all, power contracts. The FERC has not yet taken action in response to these recent court decisions, and the U.S. Supreme Court has decided to review one of these decisions. At this time, PPL cannot predict the impact of these court decisions on the FERC's future market-based rate authority program or on PPL's business.

Illinois Auction Complaints

As a result of the Electric Service Customer Choice and Rate Relief Law of 1997, the Illinois General Assembly provided the opportunity for power suppliers to compete to supply power to Illinois electric utilities to meet the full requirements of all non-shopping Illinois electricity customers. The Illinois Commerce Commission (ICC) conducted an auction for supply of up to 25,474 MW of peak load and hired an independent Auction Monitor for this purpose. PPL EnergyPlus submitted bids in this Illinois auction process and, as a result, in September 2006 entered into three agreements with Commonwealth Edison Company to supply a portion of its full requirements service. These agreements commenced in January 2007 and expire after 17, 29 and 41 months. During peak hours, PPL EnergyPlus' obligation to supply Commonwealth Edison may reach 700 MW. At the conclusion of the auction process, the Auction Monitor and the ICC Staff both concluded that the auction process was competitive.

In March 2007, the Illinois Attorney General filed a complaint at the FERC against all of the successful bidders in this auction process, including PPL EnergyPlus and fifteen other suppliers, alleging market manipulation and requesting that the FERC investigate such allegations, requesting refunds for sales at prices above just and reasonable rates and seeking revocation of the FERC market-based rate authority for certain of the suppliers. PPL EnergyPlus is not identified in the complaint as a supplier which allegedly engaged in market manipulation or which should have its market-based rate authority revoked.

In June 2007, PPL EnergyPlus filed an answer requesting dismissal of the complaint. In July 2007, the Illinois Attorney General asked the FERC to hold this proceeding in abeyance pending a possible settlement among the Illinois parties, stating that such a settlement, if finalized, would result in dismissal of its FERC complaint. In August 2007, the Illinois Attorney General, along with other parties, filed a motion to dismiss the complaint with prejudice due to a retail rate and procurement procedure settlement agreement reached among a number of interested parties in the State of Illinois. In October 2007, the FERC dismissed the complaint with prejudice and terminated the proceeding.

Subsequent to the Illinois Attorney General's complaint, two class actions were filed in Illinois State Court in Cook County against all successful bidders in the Illinois auction, including PPL EnergyPlus, alleging violations of unfair trade practices laws. The factual allegations appear similar to those in the Attorney General's complaint. In December 2007, the judge issued an order dismissing the class action cases without prejudice to seek relief from either the FERC or the Illinois Commerce Commission. While PPL does not currently believe that these matters will have a material adverse impact on the financial condition of PPL, it cannot predict the outcome of this matter.

Wallingford Cost-Based Rates

In January 2003, PPL Wallingford and PPL EnergyPlus sought from the FERC cost-based payments based upon the RMR status of four units at the Wallingford, Connecticut generating facility. The FERC initially denied RMR status for the units, and PPL appealed to the U.S. Court of Appeals for the District of Columbia Circuit. Upon remand by the Court, the FERC reconsidered its decision and in April 2006, conditionally approved the RMR agreement effective February 1, 2003, subject to refund and hearing or settlement procedures to resolve whether the Wallingford units needed the RMR agreement, the proposed cost-based rates under the RMR agreement and the amounts to be recovered for past periods under the RMR agreement.

In September 2006, PPL and certain of the parties filed a written settlement with the FERC. Under the terms of the settlement, PPL would receive a total of $44 million in settlement of amounts due under the RMR agreement for the period February 1, 2003 through May 31, 2006, and would receive prospective RMR payments until the agreement terminated. The $44 million in past payments (plus interest) would be paid to PPL in approximately equal monthly installments over a two-year period. In March 2007, the FERC issued an order approving the settlement agreement, subject to the condition that the parties file revisions to provide that the FERC will be bound to the "just and reasonable" and not the "public interest" standard of review in its consideration of modifications to the agreement. In October 2007, the FERC approved the parties' compliance filing for the March 2007 order.

In June 2007, the RMR agreement terminated in accordance with the settlement to allow the four Wallingford RMR units to participate in ISO New England's locational forward reserve market. The ISO New England locational forward reserve market provides revenues to peaking generation units that can quickly come on line from reserve status to meet reliability requirements.

In September 2007, both PPL and ISO New England agreed to start making payments in accordance with the settlement agreement. Consequently, PPL paid ISO New England $10 million for amounts overcollected from June 2006 to May 2007 and ISO New England started paying PPL monthly installments of approximately $2 million, which will be received for 24 months. During the third quarter of 2007, PPL recognized $55 million of revenue and $4 million of interest income related to the settlement agreement, of which $21 million had been previously collected. Of the total amounts recognized during the quarter, $57 million, or $33 million after tax (or $0.09, basic and diluted, per share), related to periods prior to 2007.

Maine Transmission Line Rates
PPL currently holds 100 MW of firm point-to-point transmission service rights associated with an existing transmission line owned by Maine Electric Power Company, Inc. (MEPCO). MEPCO is owned by Central Maine Power Company, Bangor Hydro Electric Company and Maine Public Service Company. These transmission rights enable PPL to sell energy and capacity from New Brunswick, Canada into ISO New England.

In August 2007, MEPCO, ISO New England and other New England transmission owners (the Filing Parties) submitted a filing to the FERC seeking to roll the revenue requirement of the MEPCO transmission facilities into the regional transmission rates in New England and to change the ISO New England market rules concerning the use of the transmission line for energy and capacity. PPL protested this proposal because it fails to preserve and protect pre-existing firm transmission rights currently held on the MEPCO transmission facilities by PPL EnergyPlus. If the proposal were accepted by the FERC as filed, the value of PPL's pre-existing rights on the MEPCO line would be adversely affected.

In September 2007, PPL recorded a $21 million ($12 million after tax) impairment of the transmission rights based on their estimated fair value as determined by an internal model and other analysis. This charge is included in "Other operation and maintenance" on the Statement of Income. These transmission rights are a component of the Supply segment.

In October 2007, the FERC issued an order accepting the Filing Parties' proposal, subject to modification of certain matters presented in the filing. Based on the October 2007 Order, PPL EnergyPlus opted to terminate its contractual rights on the MEPCO line upon effectiveness of the MEPCO roll-in. Due to complications implementing the proposal as modified by the FERC, in November 2007, ISO New England and MEPCO filed with the FERC an expedited motion to delay the effectiveness and hold a technical conference or, in the alternative, cancel the MEPCO roll-in. On February 4, 2008, the FERC issued a further order in response to the ISO New England and MEPCO request that authorized appointment of a settlement judge and deferred the effective date of the MEPCO roll-in proposal to a future date to be determined.

In December 2007, PPL recorded an additional $2 million ($1 million after tax) charge to fully impair these transmission rights. This charge is included in "Other operation and maintenance" on the Statement of Income.

Montana Public Service Commissioner's Litigation
In May 2006, one of the commissioners of the Montana PSC commenced an action in Montana First Judicial District Court against PPL Montana and the Montana PSC seeking to cause the Montana PSC to reverse its 1999 order consenting to EWG status for PPL Montana's power plants. In 1999, the FERC had granted the plants EWG status and the authority to sell electricity produced at market-based rates, and the Montana PSC consented to this status for PPL Montana's plants under a provision of federal law. In September 2006, the Court granted PPL Montana's and the Montana PSC's motions to dismiss this action. The plaintiff has appealed the dismissal of the lawsuit to the Montana Supreme Court. In February 2008, the Montana Supreme Court upheld the lower court's decision in this matter.

IRS Synthetic Fuels Tax Credits
PPL, through its subsidiaries, has interests in two synthetic fuel production facilities: the Somerset facility located in Pennsylvania and the Tyrone facility located in Kentucky. PPL has received tax credits pursuant to Section 29/45K of the Internal Revenue Code based on the sale of synthetic fuel from these facilities. The Section 29/45K tax credit program expired at the end of 2007, and production of synthetic fuel at these facilities and all other synthetic fuel operations ceased as of December 31, 2007. PPL is in the process of retiring its interests in these facilities.

To qualify for the Section 29/45K tax credits, synthetic fuel must have been produced and sold prior to December 31, 2007, and satisfied three primary conditions: (i) there must have been a significant chemical change in the coal feedstock, (ii) the product must have been sold to an unaffiliated entity, and (iii) the production facility must have been placed in service before July 1, 1998.

In addition, Section 29/45K provided for the synthetic fuel tax credit to begin to phase out when the relevant annual reference price for crude oil, which is the domestic first purchase price (DFPP), fell within a designated range and to be eliminated when the DFPP exceeds the range. The phase-out range was adjusted annually for inflation. Currently, the DFPP is published by the IRS in April for the prior year and is calculated based on the annual average wellhead price per barrel for all unregulated domestic crude oil.

PPL currently estimates the phase-out range for 2007 to begin at about $57 per barrel (DFPP) and the tax credits to be totally eliminated at about $71 per barrel (DFPP). PPL currently expects a phase-out of approximately 56% of the gross tax credits produced in 2007, based on its estimate of the DFPP reference price and the phase-out range applicable for 2007. PPL cannot currently predict or estimate with certainty the final DFPP reference price for crude oil or the phase-out range for 2007.

The synthetic fuel produced at the Somerset and Tyrone facilities resulted in an aggregate estimated recognition of tax credits of $321 million for Somerset and $118 million for Tyrone through December 31, 2007, including estimated amounts for 2007. After considering the estimated 2007 phase-out of approximately 56%, PPL recognized tax credits of $29 million for Somerset and $23 million for Tyrone for 2007.

PPL had economic hedge transactions in 2007 that mitigated PPL's tax credit phase-out risk due to an increase of the DFPP reference price in 2007. The mark-to-market value of these hedges is reflected in "Energy-related businesses" revenues on the Statement of Income. The hedge transactions were settled in December 2007.

PPL performed impairment reviews of both its synthetic fuel production facilities during the second quarter of 2006. The reviews were prompted by the temporary suspension of operations at Somerset in April 2006, the uncertainty surrounding the future operations of each of the facilities and continued observed and forecasted high crude oil prices at that time. PPL determined that the net book value of the facilities exceeded the projected undiscounted cash flows. Therefore, in the second quarter of 2006, PPL recorded charges totaling $10 million ($6 million after tax) to fully impair its synfuel-related assets based on an internal model and other analysis. The impairment charges were reflected in "Energy-related businesses" expenses on the Statements of Income. The assets of the facilities are a component of the Supply segment.

PPL also purchased synthetic fuel from unaffiliated third parties, at prices below the market price of coal, for use at its coal-fired power plants. Fuel cost savings in 2007, 2006, and 2005 were $24 million, $18 million and $24 million.

In October 2003, it was reported that the U.S. Senate Permanent Subcommittee on Investigations, of the Committee on Governmental Affairs, had begun an investigation of the synthetic fuel industry and its producers. That investigation is ongoing. PPL cannot predict when the investigation will be completed or the potential results of the investigation.

Energy Policy Act of 2005

In August 2005, President Bush signed into law the Energy Policy Act of 2005 (the 2005 Energy Act). The 2005 Energy Act is comprehensive legislation that substantially affects the regulation of energy companies. The Act amends federal energy laws and provides the FERC with new oversight responsibilities. Among the important changes that have been or will be implemented as a result of this legislation are:

- The Public Utility Holding Company Act of 1935 was repealed. PUHCA significantly restricted mergers and acquisitions in the electric utility sector.
- The FERC has appointed the NERC as the organization to establish and enforce mandatory reliability standards (Reliability Standards) regarding the bulk power system, and the FERC will oversee this process and independently enforce the Reliability Standards, as further described below.
- The FERC will establish incentives for transmission companies, such as performance-based rates, recovery of the costs to comply with reliability rules and accelerated depreciation for investments in transmission infrastructure.
- The Price-Anderson Amendments Act of 1988, which provides the framework for nuclear liability protection, was extended to 2025.
- Federal support will be available for certain clean coal power initiatives, nuclear power projects and renewable energy technologies.

The implementation of the 2005 Energy Act requires proceedings at the state level and the development of regulations, some of which have not been finalized, by the FERC, the DOE and other federal agencies. PPL cannot predict when all of these proceedings and regulations will be finalized.

The implemented Reliability Standards have the force and effect of law, and apply to certain users of the bulk power electricity system, including electric utility companies, generators and marketers. The FERC has indicated that it intends to vigorously enforce the Reliability Standards using, among other means, civil penalty authority. Under the Federal Power Act, the FERC may assess civil penalties of up to $1 million per day for certain violations. The first group of Reliability Standards approved by the FERC became effective in June 2007. In September 2007, PPL Electric self-reported to the RFC, a regional reliability entity designated to enforce the Reliability Standards, that it had identified a potential violation of certain reliability requirements and submitted an accompanying mitigation plan. In December 2007, RFC notified PPL Electric that it had completed its initial review and found an "Alleged Violation" of one NERC Reliability Standard requirement.

PPL Electric cannot predict the final outcome of the RFC's inquiry into the Alleged Violation or what, if any, penalties may be assessed if a violation is determined in fact to have occurred. PPL and its subsidiaries cannot predict the impact generally that the Reliability Standards will have on PPL and its subsidiaries, including on its capital and operating expenditures, however, compliance costs could be significant.

PPL also cannot predict with certainty the impact of the other provisions of the 2005 Energy Act and any related regulations on PPL and its subsidiaries.

Environmental Matters – Domestic

Due to the environmental issues discussed below or other environmental matters, PPL subsidiaries may be required to modify, curtail, replace or cease operating certain facilities to comply with statutes, regulations and actions by regulatory bodies or courts. In this regard, PPL subsidiaries also may incur capital expenditures or operating expenses in amounts which are not now determinable, but could be significant.

Air

The Clean Air Act deals, in part, with emissions causing acid deposition, attainment of federal ambient air quality standards and toxic air emissions and visibility in the U.S. Amendments to the Clean Air Act requiring additional emission reductions are likely to continue to be proposed in the U.S. Congress. The Clean Air Act allows states to develop more stringent regulations and in some instances, as discussed below, Pennsylvania and Montana have chosen to do so.

Clean Air Interstate Rule

Citing its authority under the Clean Air Act, in 1997, the EPA developed new standards for ambient levels of ozone and fine particulates in the U.S. These standards have been upheld following court challenges. To facilitate attainment of

these standards, the EPA has promulgated the Clean Air Interstate Rule (CAIR) for 28 midwestern and eastern states, including Pennsylvania, to reduce sulfur dioxide emissions by about 50% by 2010 and to extend the current seasonal program for reduction in nitrogen oxides emissions to a year-round program starting in 2009. The CAIR requires further reductions in the CAIR region, starting in 2015, in sulfur dioxide of 30% from 2010 levels, and nitrogen oxides during the ozone season of 17% from 2009 levels. The CAIR allows these reductions to be achieved through cap-and-trade programs.

In addition, the EPA has recently proposed tightening the ambient air quality standard for ozone. A more stringent standard could result in requirements to reduce emissions of nitrogen oxides beyond those required under the CAIR. If additional reductions were required, the costs are not now determinable, but could be significant.

In order to continue meeting existing sulfur dioxide reduction requirements of the Clean Air Act, including the CAIR, PPL is installing flue gas desulfurization systems (scrubbers) at its Montour and Brunner Island plants. The scrubbers for both Montour units and Unit 3 at Brunner Island are expected to be in-service during 2008 and the scrubber for Units 1 and 2 at Brunner Island is expected to be in-service during 2009. Based on expected levels of generation and projected emission allowance prices, PPL has determined that it is more cost effective to install these scrubbers than to purchase significant additional emission allowances to make up the emission allowance shortfalls that would otherwise occur. In order to meet the year-round reductions in nitrogen oxides under the CAIR, PPL's current plan is to operate the SCRs at Montour Units 1 and 2 year-round, optimize emission reductions from the existing combustion controls and purchase any needed emission allowances on the open market. PPL's current installation plan for the scrubbers and other pollution control equipment (primarily aimed at sulfur dioxide, particulate and nitrogen oxides with co-benefits for mercury emissions reduction) through 2012 reflects a total cost of approximately $1.6 billion, of which $0.9 billion has already been spent. PPL expects a 30 MW reduction in net generation capability at each of the Brunner Island and Montour plants, due to the estimated increases in station service usage during the scrubber operation.

Mercury

Also citing its authority under the Clean Air Act, the EPA issued the Clean Air Mercury Regulations (CAMR) that affect coal-fired plants. These regulations established a cap-and-trade program to take effect in two phases, with a first phase to begin in January 2010, and a second phase with more stringent requirements to begin in January 2018. However, in February 2008 the U.S. Court of Appeals for the District of Columbia Circuit overturned the EPA's rule. Under this opinion, the EPA must either properly remove mercury from regulation under the hazardous air pollutant provisions of the Clean Air Act or develop standards requiring maximum achievable control technology for mercury emissions.

The ruling is not expected to affect PPL's current plans to comply with state regulations in Pennsylvania and Montana as discussed below. PPL continues to review the federal court opinion to determine whether it has any effect on state regulations in the long term.

Pennsylvania has adopted its own, more stringent mercury rules. Pennsylvania's rules establish mercury emission limits for each coal-fired generating facility beginning in 2010, and require that mercury emission allowances under the EPA's cap-and-trade program under CAMR be met at each unit without the benefit of an emissions trading program, and that tighter emission limits based on the second phase of the CAMR requirements be accelerated to begin in 2015. PPL cannot predict what Pennsylvania may do with the mercury allowances provisions, as the CAMR cap-and-trade program on which those allowances were based has now been overturned.

PPL expects that it can achieve the 2010 requirements under Pennsylvania's mercury rules with only the addition of chemical injection systems. This expectation is based on the co-benefits of mercury removal from the scrubbers expected to be in place at its Pennsylvania plants as of 2010, and the SCRs already in place at Montour. PPL currently estimates that the capital cost of such chemical injection systems at its Pennsylvania plants will be approximately $23 million.

To meet Pennsylvania's 2015 requirements, adsorption/absorption technology with fabric filters may be required at most PPL Pennsylvania coal-fired generating units. Based on current analysis and industry estimates, PPL estimates that if this technology were required at every one of its Pennsylvania units the aggregate capital cost of compliance would be approximately $530 million.

Montana also has finalized its own more stringent rules that would require by 2010 every coal-fired generating plant in the state to achieve reduction levels more stringent than the CAMR's 2018 requirements. PPL presently plans to install chemical injection systems to meet these requirements. PPL estimates its share of the capital cost for these systems in Montana would be approximately $8 million. Because enhanced chemical injection technologies may not be sufficiently developed to meet this level of reductions by 2010, there is a risk that adsorption/absorption technology with fabric filters at both Colstrip and Corette would be required. Based on current analysis and industry estimates, PPL estimates that if this technology were required, its capital cost to achieve compliance at its Montana units would be approximately $140 million.

PPL expects both Pennsylvania's and Montana's mercury rules to be challenged in court. PPL cannot predict the outcome of such actions.

As PPL continues to explore what mercury control technology(s) will be selected for installation at its units, one concern that needs to be assessed along with the effectiveness of mercury reductions is the unintended potential increase in particulate emissions and whether that increase would trigger Prevention of Significant Deterioration/New Source Review (PSD/NSR).

This concern arises because certain technologies use chemical additives to "collect" and or convert mercury so that the existing pollution controls will more effectively remove mercury. Use of such additives, depending on the amount used and the performance of existing particulate controls, could result in an increase in the particulate emissions and might trigger PSD/NSR. If PSD/NSR is triggered, then controls cannot be installed until a new source permit is obtained, which would include extensive modeling, analysis and implementation of best available control technology for particulates. This issue is undergoing further internal review and analysis.

Regional Haze and Visibility

In addition to the above rules, the Clean Air Visibility Rule was issued by the EPA on June 15, 2005, to address regional haze or regionally-impaired visibility caused by multiple sources over a wide area. The rule defines Best Available Retrofit Technology (BART) requirements for electric generating units, including presumptive limits for sulfur dioxide and nitrogen oxides controls for large units. Under the BART rule, PPL has submitted to the Pennsylvania DEP and the EPA (Region 8), which administers the BART program for Montana, its analyses of the visibility impacts of sulfur dioxide, nitrogen oxides and particulate matter emissions from plants covered by the BART rule in Pennsylvania and Montana, respectively. In Pennsylvania, this includes Martins Creek Units 3 and 4, Brunner Island Units 2 and 3 and Montour Units 1 and 2. In Montana, this includes Colstrip Units 1 and 2 and Corette. PPL's analyses have shown that further reductions are not needed. The Pennsylvania DEP has not yet acted on the reports. However, the EPA has responded to PPL's reports for Colstrip and Corette and has requested further information and analysis. PPL cannot predict whether any additional reductions will be required in Pennsylvania or Montana. If additional reductions are required, the costs are not now determinable, but could be significant.

New Source Review

In 1999, the EPA initiated enforcement actions against several electric generators, asserting that older, coal-fired power plants operated by those generators have, over the years, been modified in ways that subjected them to more stringent "New Source" requirements under the Clean Air Act. The EPA subsequently issued notices of violation and commenced enforcement activities against other generators.

However, in recent years, the EPA has shifted its position on New Source Review. In 2003, the EPA issued changes to its regulations that clarified what projects are exempt from "New Source" requirements as routine maintenance and repair. However, these regulations were stayed and subsequently struck down by the U.S. Court of Appeals for the District of Columbia Circuit. Furthermore, in April 2007, the U.S. Supreme Court upheld the annual emissions test under which the EPA had found emissions increases at the plants included in its enforcement initiative. PPL is therefore continuing to operate under the "New Source" regulations as they existed prior to the EPA's 2003 clarifications.

In October 2005, the EPA proposed changing its rules on how to determine whether a project results in an emissions increase and is therefore subject to review under the "New Source" regulations. The EPA's proposed tests are consistent with the position of energy companies and industry groups and, if adopted, would substantially reduce the uncertainties under the current regulations. PPL cannot predict whether these proposed new tests will be adopted. In addition to proposing these new tests, the EPA also announced in October 2005 that it will not bring new enforcement actions with respect to projects that would satisfy the proposed new tests or the EPA's 2003 clarifications referenced above. Accordingly, PPL believes it is unlikely the EPA will pursue the information requests issued to PPL Montana's Corette and Colstrip plants by EPA Region 8 in 2000 and 2003, respectively, and to PPL Generation's Martins Creek plant by EPA Region 3 in 2002. However, states and environmental groups also have been bringing enforcement actions alleging violations of "New Source" requirements by coal-fired plants, and PPL is unable to predict whether such state or citizens enforcement actions will be brought with respect to any of its affiliates' plants.

Finally, if the EPA regulates carbon dioxide emissions pursuant to the recent U.S. Supreme Court decision on global climate change, then carbon dioxide emissions could become subject to the PSD/NSR provisions of the Clean Air Act. The implications are uncertain, as currently no permitting authorities have implemented the PSD/NSR program for carbon dioxide emissions.

Opacity

The New Jersey DEP and some New Jersey residents have raised environmental concerns with respect to the visible opacity of emissions from the oil-fired units at the Martins Creek plant. Similar issues also are being raised by the Pennsylvania DEP. PPL is continuing to study and negotiate the matter with the Pennsylvania DEP. If it is determined that actions must be taken to address the visible opacity of these emissions, such actions could result in costs that are not now determinable, but could be significant. In September 2007, in accordance with a 2003 agreement with the New Jersey DEP and the Pennsylvania DEP, PPL shut down Martins Creek's two 150 MW coal-fired generating units, but may replace or repower them at any time so long as it complies with all applicable state and federal requirements.

Global Climate Change

There is a growing concern nationally and internationally about global climate change and the contribution of greenhouse gas emissions including, most significantly, carbon dioxide. This concern has led to increased federal legislative proposals, actions at state or local levels, as well as litigation relating to greenhouse gas emissions, including an April 2007 U.S. Supreme Court decision holding that the EPA has the authority to regulate greenhouse gas emissions from new motor vehicles under the Clean Air Act. The EPA has also agreed following this decision to a remand of New Source Performance Standards (NSPS) applicable to stationary sources to reconsider its approach to including greenhouse gases under such rules. If the EPA concludes greenhouse gases from motor vehicles pose an endangerment to public health or welfare, this could lead to regulation of stationary source carbon dioxide emissions. The EPA might also proceed directly under the NSPS to regulate greenhouse gases from stationary sources. Also, increased pressure for carbon dioxide emissions reduction is being initiated by investor and environmental organizations and the international community. In addition, a nuisance claim brought by a number of states against other large electric generating companies was dismissed by a federal district court in New York but remains pending on appeal in the U.S. Court of Appeals for the Second Circuit.

PPL believes future governmental legislation and regulations that caps or taxes carbon dioxide emissions from power plants are likely, although technology to efficiently capture and sequester carbon dioxide emissions is not presently available. At the federal level such regulation has received support from the majority leadership in both the U.S. Senate and U.S. House of Representatives. PPL supports a national program and has publicly supported the key concepts of the "Low Carbon Economy Act of 2007" introduced in the Senate in July 2007, including an economy-wide approach, a gradual phase-in of targets and timetables and cost containment measures to cap the cost to the economy.

At the regional level, ten northeastern states signed a Memorandum of Understanding (MOU) agreeing to establish a cap-and-trade program, called the Regional Greenhouse Gas Initiative (RGGI). The program commences in January 2009 and calls for stabilization of carbon dioxide emissions, at base levels established in 2005, from electric power plants larger than 25 MW in capacity. The MOU also provides for a 10% reduction in carbon dioxide emissions from base levels by 2019. A similar effort is under way in the western U.S. (the Western Regional Climate Action Initiative or "WCI"), and Midwestern states have recently agreed to form another regional climate change program.

Pennsylvania and Montana have not, at this time, established mandatory programs to regulate carbon dioxide and other greenhouse gases. Pennsylvania has not stated an intention to join RGGI, but has declared support for state action on climate change and Montana has expressed an interest in joining WCI. PPL has conducted an inventory of its carbon dioxide emissions and is continuing to evaluate various options for reducing, avoiding, off-setting or sequestering its carbon dioxide emissions. In 2007, PPL's power plants emitted in excess of approximately 31 million tons of carbon dioxide (based on PPL's equity share of these assets).

PPL believes that the regulation of greenhouse gas emissions may have a material impact on its capital expenditures and operations, but the costs are not now determinable. PPL also cannot predict the impact that any pending or future federal or state legislation regarding more stringent environmental standards could have on PPL or its subsidiaries.

Water/Waste

Martins Creek Fly Ash Release

In August 2005, there was a release of approximately 100 million gallons of water containing fly ash from a disposal basin at the Martins Creek plant used in connection with the operation of the two 150 MW coal-fired generating units at the plant. This resulted in ash being deposited onto adjacent roadways and fields, and into a nearby creek and the Delaware River. The leak was stopped, and PPL has determined that the problem was caused by a failure in the disposal basin's discharge structure. PPL has conducted extensive clean-up and completed studies, in conjunction with a group of natural resource trustees and the Delaware River Basin Commission, evaluating the effects of the release on the river's sediment, water quality and ecosystem. These studies do not show any environmental damage attributable to the release.

The Pennsylvania DEP filed a complaint in Commonwealth Court against PPL Martins Creek and PPL Generation, alleging violations of various state laws and regulations and seeking penalties and injunctive relief. The Delaware Riverside Conservancy and several citizens have been granted the right, without objection from PPL, to intervene in the Pennsylvania DEP's action. PPL and the Pennsylvania DEP have reached a tentative settlement for the alleged violations. The Intervenors have objected to this settlement. The proposed settlement requires PPL to pay $1.5 million in penalties and reimbursement of the DEP's costs, and requires PPL to submit a report on the completed studies of possible natural resource damages. PPL submitted the assessment report to the agencies in June 2007. However, the agencies may require additional studies. In addition, PPL expects the trustees and the Delaware River Basin Commission to seek to recover their costs and/or any damages they determine were caused by the release.

During 2005, PPL Energy Supply recognized a $48 million charge ($31 million after tax) in connection with the then-expected on-site and off-site costs relating to the remediation. Based on its ongoing assessment of the expected remediation costs, in 2006, PPL Energy Supply reduced the estimate in connection with the current expected costs of the leak by $11 million, of which $10 million related to off-site costs and the remainder to on-site costs. The reduction was included in "Other operation and maintenance" expense on the Statement of Income. At December 31, 2007, management's best estimate of the probable loss associated with the Martins Creek ash basin leak remained at $37 million, of which $31 million relates to off-site costs, and the balance to on-site costs. Based on actual costs incurred and recorded to date, at December 31, 2007, the remaining contingency for this remediation was $9 million. PPL cannot be certain of the outcome of the action initiated by the Pennsylvania DEP, the outcome of the natural resource damage assessment, the outcome of any lawsuit brought by the citizens and businesses and the exact nature of any other regulatory or other legal actions that may be initiated against PPL, PPL Energy Supply or their subsidiaries as a result of the disposal basin leak.

Basin Seepage – Pennsylvania

Seepages have been detected at active and retired wastewater basins at various PPL plants, including the Montour, Brunner Island and Martins Creek generating facilities. PPL has completed an assessment of some of the seepages at the Montour and Brunner Island facilities and is working with the Pennsylvania DEP to implement abatement measures for those seepages. PPL is continuing to conduct assessments of other seepages at the Montour and Brunner Island facilities as well as seepages at the Martins Creek facility to determine the appropriate abatement actions. PPL's 2008 – 2012 capital budgets include $50 million to upgrade and/or replace certain wastewater facilities in response to the seepage and for other facility changes. The potential additional cost to address the identified seepages or other seepages at all of PPL's Pennsylvania plants is not now determinable, but could be significant.

Basin Seepage – Montana

In May 2003, approximately 50 plaintiffs brought an action now pending at the Montana Sixteenth Judicial District Court, Rosebud County, against PPL Montana and the other owners of the Colstrip plant alleging property damage from seepage from the freshwater and wastewater ponds at Colstrip. In February 2007, six plaintiffs filed a separate lawsuit in the same court against the Colstrip plant owners asserting similar claims. PPL Montana has undertaken certain groundwater investigation and remediation measures at the Colstrip plant to address groundwater contamination alleged by the plaintiffs as well as other groundwater contamination at the plant. These measures include proceeding with extending city water to certain residents who live near the plant, some of whom are plaintiffs in the original litigation. Based on a revised settlement offer at a September 2007 mandatory mediation session with the original 2003 plaintiffs, PPL Montana has recorded an additional reserve of $1 million for its share of the proposed settlement cost. A trial is scheduled for June 2008. PPL Montana may incur further costs based on the outcome of the lawsuits and its additional groundwater investigations and any related remedial measures, which costs are not now determinable, but could be significant.

Other Issues

The EPA has significantly increased the water quality standard for arsenic. The revised standard became effective in January 2006 and at this time applies only to drinking water. The revised standard may result in action by individual states that could require several PPL subsidiaries to further treat wastewater or take abatement action at their power plants, or both. The cost of complying with any such requirements is not now determinable, but could be significant.

The EPA finalized requirements in 2004 for new or modified cooling water intake structures. These requirements affect where generating facilities are built, establish intake design standards, and could lead to requirements for cooling towers at new and modified power plants. Another rule finalized in 2004 that addressed existing structures has been withdrawn following a January 2007 decision by the U.S. Court of Appeals for the Second Circuit. Depending on what changes the EPA makes to the rule in accordance with this decision, and/or what actions the states may take on their own, the impacts of the actions could result in stricter standards for existing structures that could impose significant costs on PPL subsidiaries.

The EPA plans to finalize the 2008 Effluent Guidelines Plan by August 2008, in which the EPA will make a decision about whether to revise the steam electric effluent guidelines. The EPA is presently conducting a sampling study of industry discharges to obtain information needed to make that decision.

Superfund and Other Remediation

PPL Electric is a potentially responsible party at several sites listed by the EPA under the federal Superfund program, including the Columbia Gas Plant Site. Clean-up actions have been or are being undertaken at all of these sites, the costs of which have not been significant. However, should the EPA require significantly different or additional measures in the future, the costs of such measures are not determinable, but could be significant.

PPL Electric and PPL Gas Utilities have been remediating several sites that were not being addressed under another regulatory program such as Superfund, but for which PPL Electric or PPL Gas Utilities may be liable for remediation. These include a number of coal gas manufacturing facilities formerly owned or operated by PPL Electric; coal gas manufacturing facilities and potential mercury contamination from gas meters and regulators at PPL Gas Utilities' sites and plugging of abandoned wells by PPL Gas Utilities.

Depending on the outcome of investigations at sites where investigations have not begun or have not been completed, the costs of remediation and other liabilities could be substantial. PPL and its subsidiaries also could incur other non-remediation costs at sites included in the consent orders or other contaminated sites, the costs of which are not now determinable, but could be significant.

The EPA is evaluating the risks associated with naphthalene, a chemical by-product of coal gas manufacturing operations. As a result of the EPA's evaluation, individual states may establish stricter standards for water quality and soil clean-up. This could require several PPL subsidiaries to take more extensive assessment and remedial actions at former coal gas manufacturing facilities. The costs to PPL of complying with any such requirements are not now determinable, but could be significant.

Under the Pennsylvania Clean Streams Law, subsidiaries of PPL Generation are obligated to remediate acid mine drainage at former mine sites and may be required to take additional measures to prevent potential acid mine drainage at previously capped refuse piles. One PPL Generation subsidiary is pumping mine water at two mine sites, and treating water at one of these sites. Another PPL Generation subsidiary has installed a passive wetlands treatment system at a third site. At December 31, 2007, PPL Energy Supply had accrued a discounted liability of $34 million to cover the costs of pumping and treating groundwater at the two mine sites for 50 years and for operating and maintaining passive wetlands treatment at the third site. PPL Energy Supply discounted this liability at a rate of 5.74%. Expected undiscounted payments are estimated at $1 million for each of the years from 2008 through 2012, and the expected payments for the work after 2012 are $135 million.

Future cleanup or remediation work at sites currently under review, or at sites not currently identified, may result in material additional operating costs for PPL subsidiaries that cannot be estimated at this time.

Gas Seepage

PPL Gas Utilities owns and operates the Meeker gas storage field and has a partial ownership interest in the Tioga gas storage field, both located in north-central Pennsylvania. There continues to be an issue with natural gas observed in several drinking water wells that the Pennsylvania DEP has been working to address. The Pennsylvania DEP has raised concerns that potential leakage of natural gas from the Tioga gas storage field could be contributing to this issue. To help determine the cause of the natural gas in the potable water wells, the Pennsylvania DEP enlisted the services of the U.S. Geological Survey Department. The results of the U.S. Geological Survey study were published in mid-2007 and indicate that gas in the groundwater in the area, including in certain residential wells, may be due in part to gas stored in the storage fields. PPL Gas Utilities is working with the Pennsylvania DEP and the co-owner/operator of the Tioga field to develop a comprehensive study to determine whether gas in the wells is, in fact, due to storage field operations. In the interim, pending completion of a more detailed study of the issue, PPL Gas Utilities and the co-owner of the Tioga storage field have offered to sample potable water wells and install water treatment systems on any wells in which natural gas exceeds 20 parts per million within an agreed-upon program area. The cost of the actions in the program area offered by PPL Gas Utilities and the co-owner are not expected to be significant. The costs of the broader study and any required mitigation actions are not now determinable, but could be significant.

Electric and Magnetic Fields

Concerns have been expressed by some members of the public regarding potential health effects of power frequency EMFs, which are emitted by all devices carrying electricity, including electric transmission and distribution lines and substation equipment. Government officials in the U.S. and the U.K. have reviewed this issue. The U.S. National Institute of Environmental Health Sciences concluded in 2002 that, for most health outcomes, there is no evidence that EMFs cause adverse effects. The agency further noted that there is some epidemiological evidence of an association with childhood leukemia, but that the evidence is difficult to interpret without supporting laboratory evidence. The U.K. National Radiological Protection Board (part of the U.K. Health Protection Agency) concluded in 2004 that, while the research on EMFs does not provide a basis to find that EMFs cause any illness, there is a basis to consider precautionary measures beyond existing exposure guidelines. In April 2007, the Stakeholder Group on Extremely Low Frequency EMF, set up by the U.K. Government, issued its interim assessment which describes a number of options for reducing public exposure to EMFs. This assessment is being considered by the U.K. Government. PPL and its subsidiaries believe the current efforts to determine whether EMFs cause adverse health effects should continue and are taking steps to reduce EMFs, where practical, in the design of new transmission and distribution facilities. PPL and its subsidiaries are unable to predict what effect, if any, the EMF issue might have on their operations and facilities either in the U.S. or the U.K., and the associated cost, or what, if any, liabilities they might incur related to the EMF issue.

Environmental Matters – International

U.K.

WPD's distribution businesses are subject to environmental regulatory and statutory requirements. PPL believes that WPD has taken and continues to take measures to comply with the applicable laws and governmental regulations for the protection of the environment. There are no material legal or administrative proceedings pending against WPD with respect to environmental matters. See "Environmental Matters – Domestic – Electric and Magnetic Fields" for a discussion of EMFs.

Latin America

In November 2007, PPL completed the sale of its Chilean business, substantially completing its exit from Latin America. PPL believes that its Latin American affiliates took measures to comply with applicable laws and governmental regulations for the protection of the environment. There were no material legal or administrative proceedings pending against PPL's affiliates in Latin America with respect to environmental matters prior to the completion of the sale of each of the businesses.

Other

Nuclear Insurance

PPL Susquehanna is a member of certain insurance programs that provide coverage for property damage to members' nuclear generating stations. Facilities at the Susquehanna station are insured against property damage losses up to $2.75 billion under these programs. PPL Susquehanna is also a member of an insurance program that provides insurance coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specified conditions. Under the property and replacement power insurance programs, PPL Susquehanna could be assessed retroactive premiums in the event of the insurers' adverse loss experience. At December 31, 2007, this maximum assessment was about $38 million.

In the event of a nuclear incident at the Susquehanna station, PPL Susquehanna's public liability for claims resulting from such an incident would be limited to about $10.8 billion under provisions of The Price-Anderson Act Amendments to the Energy Policy Act of 2005. PPL Susquehanna is protected against this liability by a combination of commercial insurance and an industry assessment program. In the event of a nuclear incident at any of the reactors covered by The Price-Anderson Act Amendments to the Energy Policy Act of 2005, PPL Susquehanna could be assessed up to $201 million per incident, payable at $30 million per year.

Guarantees and Other Assurances

In the normal course of business, PPL enters into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, stand-by letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis or to facilitate the commercial activities in which these subsidiaries enter.

PPL fully and unconditionally guarantees all of the debt securities of PPL Capital Funding.

PPL provides certain guarantees that are required to be disclosed in accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." The table below details guarantees provided as of December 31, 2007.

	Recorded Liability at December 31,		Exposure at December 31,	Expiration Date	Description
	2007	2006	**2007** [(a)]		
Letters of credit issued on behalf of affiliates			**$9**	2008	Standby letter of credit arrangements under PPL Energy Supply's $300 million five-year credit facility for the purposes of protecting various third parties against nonperformance by PPL and PPL Gas Utilities. This is not a guarantee of PPL on a consolidated basis.
Retroactive premiums under nuclear insurance programs			**38**		PPL Susquehanna is contingently obligated to pay this amount related to potential retroactive premiums that could be assessed under its nuclear insurance programs. See "Nuclear Insurance" for additional information.
Nuclear claims under The Price-Anderson Act Amendments under the Energy Policy Act of 2005			**201**		This is the maximum amount PPL Susquehanna could be assessed for each incident at any of the nuclear reactors covered by this Act. See "Nuclear Insurance" for additional information.
Indemnifications for entities in liquidation and sales of assets	**$1**	$1	**314**	2008 to 2012	PPL Energy Supply's maximum exposure with respect to certain indemnifications and the expiration of the indemnifications cannot be estimated because, in the case of certain of the indemnification provisions, the maximum potential liability is not capped by the transaction documents and the expiration date is based on the applicable statute of limitations. The exposure noted is only for those cases in which the agreements provide for a specific limit on the amount of the indemnification. In connection with the liquidation of wholly-owned subsidiaries that have been deconsolidated upon turning the entities over to the liquidators, certain affiliates of PPL Global have agreed to indemnify the liquidators, directors and/or the entities themselves for any liabilities or expenses arising during the liquidation process, including liabilities and expenses of the entities placed into liquidation. In some cases, the indemnifications are limited to a maximum amount that is based on distributions made from the subsidiary to its parent either prior or subsequent to being placed into liquidation. In other cases, the maximum amount of the indemnifications is not explicitly stated in the agreements. The indemnifications generally expire two to seven years subsequent to the date of dissolution of the entities. The exposure noted only includes those cases in which the agreements provide for a specific limit on the amount of the indemnification, and the expiration date was based on an estimate of the dissolution date of the entities. PPL Energy Supply has provided indemnification to the purchaser of the Sundance facility for losses arising out of any breach of the representations, warranties and covenants under the related transaction documents and for losses arising with respect to liabilities not specifically assumed by the purchaser, including certain pre-closing environmental and tort liabilities. The indemnification other than for pre-closing environmental and tort liabilities are triggered only if the purchaser's losses reach $1 million in the aggregate, are capped at 50% of the purchase price (or $95 million), and either expired in May 2007 or will expire pursuant to applicable statutes of limitations. The indemnification provision for unknown environmental and tort liabilities related to periods prior to PPL Energy Supply's ownership of the real property on which the facility is located are capped at $4 million in the aggregate and survive for a maximum period of five years after the transaction closing.
Indemnification to operators of jointly-owned facilities			**6**		In December 2007, PPL Energy Supply executed revised owners agreements for two jointly-owned facilities, the Keystone and Conemaugh generating stations. The agreements require that in the event of any default by an owner, the other owners fund contributions for the operation of the generating stations, based upon their ownership percentage. The maximum obligation among all owners, for each station, is currently $20 million. The non-defaulting owners, who make up the defaulting owner's obligations, are entitled to the generation entitlement of the defaulting owner, based upon their ownership percentage. The agreements do not have an expiration date.
Assignment of Enron claims			**4**		In July 2006, two subsidiaries of PPL Energy Supply assigned their Enron claims to an independent third party (claims purchaser). In connection with the assignment, the subsidiaries agreed to repay a pro rata share of the purchase price paid by the claims purchaser, plus interest, in the event that any of the assigned claims are disallowed under certain circumstances. The bankruptcy court overseeing the Enron bankruptcy approved the assigned claims prior to their assignment to the claims purchaser. The subsidiaries' repayment obligations will remain in effect until the claims purchaser has received all distributions with respect to the assigned claims. See "Settlement of Enron Receivables" within this Note for additional information regarding the assignment of the claims.

	Recorded Liability at December 31,		Exposure at December 31,	Expiration	
	2007	2006	2007 [a]	Date	Description
WPD guarantee of pension and other obligations of unconsolidated entities	**4**	4	**33**	2017	As a result of the privatization of the utility industry in the U.K., certain electric associations' roles and responsibilities were discontinued or modified. As a result, certain obligations, primarily pension-related, associated with these organizations have been guaranteed by the participating members. Costs are allocated to the members based on predetermined percentages as outlined in specific agreements. However, if a member becomes insolvent, costs can be reallocated to and are guaranteed by the remaining members. At December 31, 2007, WPD has recorded an estimated discounted liability based on its current allocated percentage of the total expected costs. Neither the expiration date nor the maximum amount of potential payments for certain obligations is explicitly stated in the related agreements. Therefore, they have been estimated based on the types of obligations.
Tax indemnification related to unconsolidated WPD affiliates			**10**	2012	Two WPD unconsolidated affiliates were refinanced during 2005. Under the terms of the refinancing, WPD has indemnified the lender against certain tax and other liabilities. At this time, WPD believes that the likelihood of such liabilities arising is remote.
Guarantee of a portion of an unconsolidated entity's debt			**7**	2008	The exposure at December 31, 2007, reflects principal payments only.

[a] Represents the estimated maximum potential amount of future payments that could be required to be made under the guarantee.

PPL and its subsidiaries provide other miscellaneous guarantees through contracts entered into in the normal course of business. These guarantees are primarily in the form of indemnifications or warranties related to services or equipment and vary in duration. The obligated amounts of these guarantees often are not explicitly stated, and the overall maximum amount of the obligation under such guarantees cannot be reasonably estimated. Historically, PPL and its subsidiaries have not made any significant payments with respect to these types of guarantees. As of December 31, 2007, the aggregate fair value of these indemnifications related to arrangements entered into subsequent to December 31, 2002, was insignificant. Among these guarantees are:

- The companies' or their subsidiaries' leasing arrangements, which contain certain indemnifications in favor of the lessors (e.g., tax and environmental matters).
- In connection with their issuances of securities, the companies and their subsidiaries engage underwriters, purchasers and purchasing agents to whom they provide indemnification for damages incurred by such parties arising from the companies' material misstatements or omissions in the related offering documents. In addition, in connection with these securities offerings and other financing transactions, the companies also engage trustees or custodial, escrow or other agents to act for the benefit of investors or to provide other agency services. The companies and their subsidiaries typically provide indemnification to these agents for liabilities or expenses incurred by them in performing their obligations.
- In connection with certain of their credit arrangements, the companies provide the creditors or credit arrangers with indemnification that is standard for each particular type of transaction. For instance, under the credit agreement for the asset-backed commercial paper program, PPL Electric and its special purpose subsidiary have agreed to indemnify the commercial paper conduit, the sponsoring financial institution and the liquidity banks for damages incurred by such parties arising from, among other things, a breach by PPL Electric or the subsidiary of their various representations, warranties and covenants in the credit agreement, PPL Electric's activities as servicer with respect to the pledged accounts receivable and any dispute by PPL Electric's customers with respect to payment of the accounts receivable.
- As a participant in the PJM, PPL Electric has exposure to other participants' failure to pay under the indemnification provision of PPL Electric's agreement with PJM, which allocates the loss to other participants.
- PPL EnergyPlus is party to numerous energy trading or purchase and sale agreements pursuant to which the parties indemnify each other for any damages arising from events that occur while the indemnifying party has title to the electricity or natural gas. For example, if a party is delivering the product, that party would be responsible for damages arising from events occurring prior to delivery. Similarly, interconnection agreements indemnify the interconnection owner for other interconnection participants' failure to pay, allocating the loss to the other participants.
- In connection with their sales of various businesses, WPD and its affiliates have provided the purchasers with indemnifications that are standard for such transactions, including indemnifications for certain pre-existing liabilities and environmental and tax matters. In addition, in connection with certain of these sales, WPD and its affiliates have agreed to continue their obligations under existing third-party guarantees, either for a set period of time following the transactions or upon the condition that the purchasers make reasonable efforts to terminate the guarantees. Finally, WPD and its affiliates remain secondarily responsible for lease payments under certain leases that they have assigned to third parties.

PPL, on behalf of itself and certain of its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage requires a $4 million deductible per occurrence and provides maximum aggregate coverage of $185 million. This insurance may be applicable to certain obligations under the contractual arrangements discussed above.

Note 16. Related Party Transactions

Affiliate Trust

At December 31, 2006, PPL's Balance Sheets reflected $89 million of "Long-term Debt with Affiliate Trust." This debt represented obligations of WPD LLP under 8.23% Subordinated Debentures maturing in February 2027 that were held by SIUK Capital Trust I, a variable interest entity whose common securities were owned by WPD LLP but which was not consolidated by WPD LLP. In February 2007, WPD LLP redeemed all of the 8.23% Subordinated Debentures that were held by SIUK Capital Trust I. Interest expense on this obligation was $2 million, $11 million and $12 million in 2007, 2006 and 2005. The redemption resulted in a pre-tax loss of $2 million being recorded in 2007. This interest and loss are reflected in "Interest Expense" on the Statements of Income. See Note 8 for a discussion of the redemption of the Subordinated Debentures and the trust's common and preferred securities in February 2007 and Note 22 for additional information on the trust.

Sale of Bolivian Businesses

See Note 10 for details about the July 2007 sale of PPL's Bolivian businesses to a group organized by their local management and employees of the companies.

Note 17. Other Income – Net

The breakdown of "Other Income – net" was:

	2007	2006	2005
Other Income			
Interest income	**$ 61**	$33	$17
Earnings on nuclear decommissioning trust	**13**	6	5
Gain on sale of real estate	**12**		
Hyder liquidation distributions (Note 9)	**6**	27	
Gain on transfer of international equity investment (Note 9)	**5**	5	
Equity earnings	**4**	4	3
Gain on sale of investment in an unconsolidated affiliate (Note 9)		3	
Miscellaneous – Domestic	**7**	8	7
Miscellaneous – International	**4**		5
Total	**112**	86	37
Other Deductions			
Hedging activity	**8**		
Charitable contributions	**4**	4	4
Non-operating taxes, other than income	**2**	2	1
Impairment of investment in U.K. real estate (Note 9)		8	
Miscellaneous – Domestic		6	6
Miscellaneous – International	**3**	4	2
Other Income – net	**$ 95**	$62	$24

Note 18. Derivative Instruments and Hedging Activities

Management of Market Risk Exposures

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- commodity price risk for energy and energy-related products associated with the sale of electricity from its generating assets and other electricity marketing activities, the purchase of fuel for the generating assets and energy trading activities, and the purchase of certain metals necessary for the scrubbers PPL Energy Supply is installing at some of its coal-fired generating stations;
- interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL Energy Supply's nuclear decommissioning trust funds;
- foreign currency exchange rate risk associated with investments in affiliates in the U.K., as well as purchases of equipment in currencies other than U.S. dollars; and
- equity securities price risk associated with the fair value of equity securities invested in by PPL Energy Supply's nuclear decommissioning trust funds.

PPL has a risk management policy approved by the Board of Directors to manage market risk and counterparty credit risk. The RMC, comprised of senior management and chaired by the Vice President-Risk Management, oversees the risk management function. Key risk control activities designed to ensure compliance with the risk policy and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, and daily portfolio reporting, including open positions, mark-to-market valuations, and other risk measurement metrics.

PPL utilizes forward contracts, futures contracts, options, swaps and structured deals such as tolling agreements as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. All derivatives are recognized on the balance sheet at their fair value, unless they meet criteria for exclusion under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. See discussion in "Accounting Designations" below.

Fair Value Hedges

PPL enters into financial contracts to hedge fluctuations in the market value of existing debt issuances, which range in maturity through 2047. PPL also enters into foreign currency forward contracts to hedge the exchange rates associated with firm commitments denominated in foreign currencies. These forward contracts range in maturity through 2008.

PPL did not recognize significant gains or losses resulting from hedges of firm commitments that no longer qualified as fair value hedges for 2007, 2006 or 2005. PPL also did not recognize any gains or losses resulting from the ineffective portion of fair value hedges for these years.

Cash Flow Hedges

PPL enters into financial and physical contracts, including forwards, futures, swaps and options, to hedge the price risk associated with electric, gas, oil and other commodities. These contracts range in maturity through 2017. Additionally, PPL enters into financial interest rate swap contracts to hedge floating interest rate risk associated with both existing and anticipated debt issuances. These interest rate swap contracts range in maturity through 2018. PPL also enters into foreign currency contracts to hedge the cash flows associated with foreign currency-denominated debt, the exchange rates associated with firm commitments denominated in foreign currencies and the net investment in foreign operations. These contracts range in maturity through 2028.

Net investment hedge activity is reported in the foreign currency translation adjustment component of other comprehensive income. These contracts range in maturity through 2011. During 2007, PPL recognized net investment hedge gains, after tax, of $2 million in other comprehensive income. During 2006 and 2005, PPL recognized insignificant amounts in other comprehensive income (loss) related to net investment hedge activity. At December 31, 2007, $4 million of accumulated net investment hedge losses, after tax, were included in the foreign currency translation adjustment component of accumulated other comprehensive loss compared to $6 million at December 31, 2006.

Cash flow hedges are discontinued if it is no longer probable that the original forecasted transaction will occur by the end of the originally specified time periods. In certain instances, amounts previously recorded in accumulated other comprehensive loss are reclassified to earnings. Such reclassifications were losses of $3 million, after tax, in 2007, gains of $5 million, after tax, in 2006, and not significant in 2005.

For 2007, 2006 and 2005, hedge ineffectiveness associated with energy derivatives was, after tax, a loss of $3 million, a gain of $8 million and a loss of $3 million.

For 2007, 2006 and 2005, hedge ineffectiveness associated with interest rate and foreign currency derivatives was not significant.

This table shows the accumulated net unrealized after-tax losses on qualifying derivatives (excluding net investment hedges), which are included in accumulated other comprehensive loss.

	2007	2006
Beginning of year	**$ (51)**	$(246)
Net change associated with current period hedging activities and other	**(191)**	43
Net change from reclassification into earnings [(a)]	**50**	152
End of year	**$(192)**	$ (51)

(a) The year 2006 includes $7 million for the acceleration of unrealized gains associated with the Griffith plant that have been recorded in Discontinued Operations. See Note 10 for additional information.

At December 31, 2007, the accumulated net unrealized after-tax losses on qualifying derivatives that are expected to be reclassified into earnings during the next twelve months is $10 million. Amounts are reclassified as the energy contracts go to delivery and as interest payments are made.

Normal Purchase / Normal Sale Exception

PPL's "normal" portfolio includes derivative contracts for full requirements energy, emission allowances, gas and capacity; these contracts range in maturity through 2027. Due to the "normal" election permitted by SFAS 133, these contracts receive accrual accounting. The net fair value of these contracts was a loss of $140 million for 2007 and a gain of $162 million for 2006.

Economic Activity

PPL has entered into energy derivative transactions that economically hedge a specific risk, but do not qualify for hedge accounting under SFAS 133. The unrealized gains and losses on these transactions are considered non-trading activities and are reflected on the Statements of Income in "Wholesale energy marketing" or "Energy-related businesses" revenues, or "Fuel" or "Energy purchases" expenses. For 2007, the pre-tax net gain reflected in earnings from these transactions, including the amortization of premiums on options, was $58 million. For 2006, the pre-tax net loss reflected in earnings was $19 million. The impact of these transactions was insignificant for 2005.

The net gain recorded for 2007 resulted primarily from a $41 million increase in electricity positions and a $16 million increase in oil positions due to favorable changes in market prices. Included in the electricity amount are gains totaling $19 million for the fair value of capacity contracts in PJM. This change increased income from continuing operations and net income by $11 million ($0.03 per share, basic and diluted). PJM implemented its Reliability Pricing Model (RPM) in April 2007. Prior to the RPM, PPL recorded valuation reserves for capacity contracts due to the lack of liquidity and reliable, observable prices in the marketplace. With the implementation of the RPM and the completion of PJM capacity auctions, forward capacity prices became sufficiently observable and PPL no longer reserves for capacity contracts in PJM.

Accounting Designations

For energy contracts that meet the definition of a derivative, the circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation, which is subsequently verified by an independent internal group on a daily basis. The following summarizes the electricity guidelines that have been provided to the marketers who are responsible for contract designation for derivative energy contracts in accordance with SFAS 133.

- Any wholesale and retail contracts to sell electricity and the related capacity that do not meet the definition of a derivative receive accrual accounting.
- Physical electricity-only transactions can receive cash flow hedge treatment if all of the qualifications under SFAS 133 are met.

- Physical capacity-only transactions to sell excess capacity from PPL's generation are considered "normal." The forward value of these transactions is not recorded in the financial statements and has no earnings impact until delivery.
- Any physical energy sale or purchase deemed to be a "market call" is considered speculative, with unrealized gains or losses recorded immediately through earnings.
- Financial transactions, which can be settled in cash, cannot be considered "normal" because they do not require physical delivery. These transactions can receive cash flow hedge treatment if they lock in the price PPL will receive or pay for energy expected to be sold or purchased in the spot market.
- FTRs, although economically effective as electricity basis hedges, do not currently qualify for hedge accounting treatment. Unrealized and realized gains and losses from FTRs that were entered into to offset probable transmission congestion expenses are recorded in "Energy purchases" on the Statements of Income. However, PPL records a reserve on the unrealized value of FTRs to take into account the illiquidity of the external market to value the contracts.
- Physical and financial transactions for gas and oil to meet fuel and retail requirements can receive cash flow hedge treatment if they lock-in the price PPL will pay and meet the definition of a derivative.
- Certain option contracts may receive hedge accounting treatment. Those that are not eligible are marked to market through earnings.

Any unrealized gains or losses on transactions receiving cash flow hedge treatment to the extent they are highly effective are recorded in other comprehensive income. These unrealized gains and losses become realized when the contracts settle and are recognized in income when the hedged transactions occur.

In addition to energy-related transactions, PPL enters into financial interest rate and foreign currency swap contracts to hedge interest rate and foreign currency risk associated with both existing and anticipated debt issuances. PPL also enters into foreign currency swap contracts to hedge the fair value of firm commitments denominated in a foreign currency and net investments in foreign operations. As with energy transactions, the circumstances and intent existing at the time of the transaction determine a contract's accounting designation, which is subsequently verified by an independent internal group on a daily basis. The following is a summary of certain guidelines that have been provided to PPL's Finance Department, which is responsible for contract designation.

- Transactions to lock in an interest rate prior to a debt issuance can be designated as cash flow hedges. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income and are amortized as a component of interest expense over the life of the debt.
- Transactions entered into to hedge fluctuations in the value of existing debt can be designated as fair value hedges. To the extent that the change in the fair value of the derivative offsets the change in the fair value of the existing debt, there is no earnings impact, as both changes are reflected in interest expense. Realized gains and losses over the life of the hedge are reflected in interest expense.
- Transactions entered into to hedge the value of a net investment of foreign operations can be designated as net investment hedges. To the extent that the derivatives are highly effective at hedging the value of the net investment, gains and losses are recorded in the foreign currency translation adjustment component of other comprehensive income/loss and will not be recorded in earnings until the investment is substantially liquidated.
- Derivative transactions that do not qualify for hedge accounting treatment are marked to market through earnings.

Credit Concentration

PPL and its subsidiaries enter into contracts with many entities for the purchase and sale of energy. Many of these contracts are considered a normal part of doing business and, as such, the fair value of these contracts is not reflected in the financial statements. However, the fair value of these contracts is considered when committing to new business from a credit perspective.

PPL and its subsidiaries have credit exposure to energy trading partners. The majority of these exposures are the fair value of multi-year contracts for energy sales and purchases. Therefore, if these counterparties fail to perform their obligations under such contracts, PPL and its subsidiaries would not experience an immediate financial loss but would experience lower revenues or higher costs in future years to the extent that replacement sales or purchases could not be made at the same prices as those under the defaulted contracts.

PPL and its subsidiaries generally have the right to request collateral, in the forms of cash or letters of credit, from their counterparties in the event that the counterparties' credit ratings fall below investment grade or their exposure exceeds an established credit limit. It is also the policy of PPL and its subsidiaries to enter into netting agreements with their counterparties to limit credit exposure.

At December 31, 2007, PPL had credit exposure of $491 million to energy trading partners, excluding the effects of netting arrangements. One of the counterparties accounted for 37% of this exposure and no other individual counterparty accounted for more than 8% of the exposure. Ten counterparties accounted for $344 million, or 70%, of the total exposure. Seven of these counterparties had an investment grade credit rating from S&P and accounted for 37% of the top 10 exposure. The three counterparties that are not rated investment grade have posted collateral in the form of a letter of credit as per the terms and conditions of their respective contracts and all three counterparties are current on their obligations. As a result of netting arrangements, PPL's credit exposure was reduced to $433 million.

Note 19. Restricted Cash and Cash Equivalents

The following table details the components of restricted cash and cash equivalents by type.

	December 31, 2007	December 31, 2006
Current:		
Collateral for letters of credit [(a)]	**$ 41**	$ 42
Deposits for trading purposes with NYMEX broker	**119**	42
Counterparty collateral	**26**	6
Client deposits	**16**	9
Miscellaneous	**1**	3
Total current	**203**	102
Noncurrent:		
Required deposits of WPD [(b)]	**18**	20
PPL Transition Bond Company Indenture reserves [(c)]	**42**	33
Escrowed funds related to Exempt Facility Revenue Bonds	**19**	
Total noncurrent	**79**	53
	$282	$155

[(a)] A deposit with a financial institution of funds from the asset-backed commercial paper program to fully collateralize $41 million and $42 million of letters of credit at December 31, 2007 and 2006. See Note 8 for further discussion on the asset-backed commercial paper program.

[(b)] Includes insurance reserves of $17 million and $19 million at December 31, 2007 and 2006.

[(c)] Credit enhancement for PPL Transition Bond Company's $2.4 billion Series 1999-1 Bonds to protect against losses or delays in scheduled payments.

Note 20. Goodwill and Other Intangible Assets

Goodwill

Goodwill by segment at December 31 was:

	2007	2006	2005
Supply	**$ 94**	$ 94	$ 94
International Delivery	**897**	1,005	921
Pennsylvania Delivery		55	55
PPL	**$991**	$1,154	$1,070

In 2007, the decrease of $108 million in the International Delivery segment reflects a $160 million decrease due to the sale of the Latin American businesses. This decrease was partially offset by increases of $51 million due to the effect of changes in foreign currency exchange rates and a $1 million tax adjustment pursuant to EITF 93-7, "Uncertainties Related to Income Taxes in a Purchase Business Combination." The decrease of $55 million in the Pennsylvania Delivery segment was attributable to the transfer of goodwill associated with the natural gas distribution and propane businesses to "Assets held for sale" on the Balance Sheet as a result of the anticipated sale of these businesses. See Note 10 for additional information.

In 2006, the increase of $84 million in the International Delivery segment was attributable to an increase of $100 million due to the effect of changes in foreign currency exchange rates, offset by $16 million of adjustments pursuant to EITF Issue 93-7. The $16 million of adjustments includes a $12 million adjustment to decrease goodwill related to the transfer of WPD tax items (see Note 5), a $9 million net increase based upon actions taken by the U.K. taxing authority and an $8 million decrease associated with monetary indexation of assets at WPD.

Other Intangible Assets

The gross carrying amount and the accumulated amortization of other intangible assets were:

	December 31, 2007		December 31, 2006	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Subject to amortization:				
Land and transmission rights [(a)]	**$235**	**$108**	$270	$109
Emission allowances [(b)]	**123**		191	
Licenses and other	**109**	**41**	104	46
Not subject to amortization due to indefinite life:				
Land and transmission rights	**15**		17	
Easements	**78**		64	
	$560	**$149**	$646	$155

[(a)] In 2007, PPL recorded a $23 million impairment of certain transmission rights. These rights are a component of the Supply segment. See Note 15 for additional information.

[(b)] Removed from the Balance Sheets and expensed when consumed or sold. Consumption expense was $108 million, $34 million and $31 million in 2007, 2006 and 2005. Consumption of emission allowances is estimated at $34 million for 2008, $49 million for 2009, $26 million for 2010, $22 million for 2011, and $14 million for 2012.

Current intangible assets and long-term intangible assets are included in "Other intangibles" in their respective areas on the Balance Sheets.

Amortization expense, excluding consumption of emission allowances, was $7 million for 2007 and $9 million for 2006 and 2005. Amortization expense, excluding consumption of emission allowances, is estimated at $7 million per year for 2008 through 2012.

The annual provisions for amortization have been computed principally in accordance with the following weighted-average assets lives (in years):

	Weighted-Average Life
Land and transmission rights	65
Emission allowances	3
Licenses and other	35

Following are the weighted-average rates of amortization at December 31.

	2007	2006
Land and transmission rights	**1.22%**	1.22%
Emission allowances [(a)]		
Licenses and other	**4.91%**	4.01%

[(a)] Expensed when consumed.

Note 21. Asset Retirement Obligations and Nuclear Decommissioning

Asset Retirement Obligations

Based on the requirements of SFAS 143, "Accounting for Asset Retirement Obligations," PPL identified various legal obligations to retire long-lived assets, the largest of which relates to the decommissioning of the Susquehanna plant. PPL identified and recorded other AROs related to significant interim retirements at the Susquehanna plant, and various environmental requirements for coal piles, ash basins and other waste basin retirements at Susquehanna and other facilities.

PPL adopted FIN 47, "Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143," effective December 31, 2005. FIN 47 clarifies that an entity is required to recognize a liability for the fair value of a conditional ARO when incurred if the fair value of the ARO can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an ARO.

PPL identified several conditional AROs. The most significant of these related to the removal and disposal of asbestos-containing material at various generation plants. The fair value of the portion of these obligations that could be reasonably estimated was recorded at December 31, 2005, and resulted in AROs of $14 million and a cumulative effect of adoption that decreased net income by $8 million (net of tax benefit of $6 million), or $0.02 per share.

PPL Global identified and recorded conditional AROs that related to treated wood poles and fluid-filled cables, which had an insignificant impact on the financial statements.

In addition to the AROs that were recorded for asbestos-containing material, PPL identified other asbestos-related obligations, but were unable to reasonably estimate their fair values. These retirement obligations could not be reasonably estimated due to indeterminable settlement dates. The generation plants, where significant amounts of asbestos-containing material are located, have been well maintained and large capital and environmental investments are being made at these plants. During the previous five years, the useful lives of the plants had been reviewed and in most cases significantly extended. See Note 1 for further discussion related to the extension of the useful lives of these assets. Due to these circumstances, PPL management was unable to reasonably estimate a settlement date or range of settlement dates for the remediation of all of the asbestos-containing material at the generation plants. If economic events or other circumstances change that enable PPL to reasonably estimate the fair value of these retirement obligations, they will be recorded at that time.

PPL also identified legal retirement obligations that could not be reasonably estimated at that time. These items included requirements associated with the retirement of a reservoir and certain transmission assets. These retirement obligations could not be reasonably estimated due to indeterminable settlement dates.

The changes in the carrying amounts of AROs were:

	2007	2006
ARO at beginning of year	**$336**	$298
Accretion expense	**27**	24
New obligations incurred	**9**	4
Change in estimated cash flow or settlement date	**11**	14
Obligations settled	**(7)**	(4)
ARO at end of year	**$376**	$336

Costs and settlement dates of retirement obligations, which affect the carrying value of AROs, are reviewed periodically to ensure that any material changes are incorporated into the latest estimate of the obligations. PPL changed estimated settlement dates on several AROs, the most significant being the ash basin at the Martins Creek plant in 2007 and the ash basins at the Brunner Island and Montour plants in 2006. In addition, revised estimates were obtained of asbestos-containing material expected to be remediated in future years. The effect of these changes was to increase the ARO liability and related plant balances by $11 million for 2007 and $14 million for 2006. The 2007 and 2006 income statement impact of these changes was insignificant.

Nuclear Decommissioning

The expected cost to decommission the Susquehanna plant is based on a 2002 site-specific study that estimated the cost to dismantle and decommission each unit immediately following final shutdown. PPL Susquehanna's 90% share of the total estimated cost of decommissioning the Susquehanna plant was approximately $936 million measured in 2002 dollars. This estimate includes decommissioning the radiological portions of the station and the cost of removal of non-radiological structures and materials.

Beginning in January 1999, in accordance with the PUC Final Order, approximately $130 million of decommissioning costs are being recovered from PPL Electric's customers through the CTC over the 11-year life of the CTC rather than the remaining life of Susquehanna. The recovery includes a return on unamortized decommissioning costs. Under the power supply agreements between PPL Electric and PPL EnergyPlus, these revenues are passed on to PPL EnergyPlus. Similarly, these revenues are passed on to PPL Susquehanna under a power supply agreement between PPL EnergyPlus and PPL Susquehanna.

Accrued nuclear decommissioning expenses, as determined under the provisions of SFAS 143, "Accounting for Asset Retirement Obligations," were $298 million and $276 million at December 31, 2007 and 2006, and are included in "Asset retirement obligations" on the Balance Sheets. Accretion expense, as determined under the provisions of SFAS 143, was $22 million in 2007, $21 million in 2006 and $19 million in 2005, and is included in "Other operation and maintenance" on the Statements of Income.

Amounts collected from PPL Electric's customers for decommissioning, less applicable taxes, are deposited in external trust funds for investment and can only be used for future decommissioning costs. To the extent that the actual costs for decommissioning exceed the amounts in the nuclear decommissioning trust funds, PPL Susquehanna would be obligated to fund 90% of the shortfall.

In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," securities held by the nuclear decommissioning trust funds are classified as available-for-sale. Available-for-sale securities are carried on the balance sheet at fair value. Unrealized gains and losses on available-for-sale securities are reported, net of tax, in other comprehensive income or are recognized currently in earnings when a decline in fair value is determined to be other than temporary.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (FSP 115-1), which was effective for PPL and PPL Energy Supply beginning January 1, 2006. Among other things, FSP 115-1 indicated that existing guidance, particularly SEC Staff Accounting Bulletin Topic 5M, "Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities" (SAB Topic 5M), should be used to determine if a decline in a security's value is other than temporary. Clarification related to applying the guidance in SAB Topic 5M has established the ability to hold an investment until it recovers its value as a required element in determining if an individual security is other than temporarily impaired. Based on this clarification and as a result of NRC requirements that nuclear decommissioning trusts be managed by independent investment managers, with discretion to buy and sell securities in the trusts, PPL Susquehanna has concluded that during 2007 and 2006 it was unable to demonstrate the ability to hold an impaired security until it recovers its value. Accordingly, for 2007 and 2006, unrealized losses represented other than temporary impairments, which required a current period charge to earnings. Unrealized gains continued to be recorded to other comprehensive income.

In 2006, PPL recorded a charge of $6 million ($3 million after tax, or $0.01 per share) to reflect the cumulative impact of the other-than-temporary impairment of affected securities.

For 2007, PPL recorded a charge of $3 million to reflect the impact for 2007 of the other-than-temporary impairment of affected securities. The impairment charge is reflected in "Other Income-net" on PPL's Statements of Income.

The following tables show the gross unrealized gains recorded in OCI and the related fair values for the securities held in the nuclear decommissioning trust funds.

	December 31, 2007	
	Gross Unrealized Gains	**Fair Value**
Cash and cash equivalents		**$ 10**
Equity securities	**$136**	**356**
Debt securities		
U.S. Treasury	**5**	**93**
Municipality	**1**	**53**
Corporate	**1**	**31**
Other		**12**
Total debt securities	**7**	**189**
Total	**$143**	**$555**

	December 31, 2006	
	Gross Unrealized Gains	Fair Value
Cash and cash equivalents		$ 7
Equity securities	$122	339
Debt securities		
U.S. Treasury	2	78
Municipality	1	52
Corporate		20
Other		14
Total debt securities	3	164
Total	$125	$510

Of the $189 million of government obligations and other debt securities held at December 31, 2007, $9 million mature within one year, $79 million mature after one year through five years, $48 million mature after five years through ten years and $53 million mature after ten years.

The following table shows proceeds from and realized gains and (losses) on sales of securities held in the trust.

	2007	2006	2005
Proceeds from sales	**$175**	$211	$223
Gross realized gains	**15**	10	10
Gross realized losses	**(10)**	(6)	(12)

The proceeds from the sales of securities are reinvested in the trust. These funds, along with deposits of amounts collected from customers, are used to pay income taxes and fees related to managing the trust. Due to the restricted nature of these investments, they are not included in cash and cash equivalents.

Unrealized gains (net of unrealized losses for 2005) associated with the period decreased accumulated other comprehensive loss by:

	2007	2006	2005
Pre-tax	**$23**	$49	$12
After-tax	**11**	13	7

Gains (net of losses for 2005) reclassified from accumulated other comprehensive loss and realized in "Other Income – net" on the Statements of Income were:

	2007	2006	2005
Pre-tax	**$5**	$6	$(2)
After-tax	**3**	3	(1)

In 2006, PPL Susquehanna applied to the NRC for 20-year license renewals for each of the Susquehanna units to extend their expiration dates from 2022 to 2042 for Unit 1 and from 2024 to 2044 for Unit 2. PPL cannot predict whether or when the NRC approval will be obtained.

Note 22. Variable Interest Entities

PPL Energy Supply is the primary beneficiary of the Lower Mt. Bethel generation facility, and therefore consolidates this variable interest entity. In December 2001, a subsidiary of PPL Energy Supply entered into a $455 million operating lease arrangement, as lessee, for the development, construction and operation of a 582 MW gas-fired combined-cycle generation facility located in Lower Mt. Bethel Township, Northampton County, Pennsylvania. The lessor was created for the sole purpose of owning the facilities and incurring the related financing costs. The initial lease term commenced on the date of commercial operation, which occurred in May 2004, and ends in December 2013. The lease financing, which is included in "Long-term Debt" and "Minority Interest," is secured by, among other things, the generation facility. At December 31, 2007 and 2006, the facility had a carrying value of $441 million and $448 million, including leasehold improvements, net of accumulated depreciation and amortization of $40 million and $27 million, and was included in "Property, Plant and Equipment" and "Other intangibles" on the Balance Sheets.

Prior to February 2007, a subsidiary of PPL Energy Supply, WPD LLP, held a significant variable interest in the SIUK Capital Trust I; however it was not consolidated because WPD LLP was not the primary beneficiary. SIUK Capital Trust I issued $82 million of 8.23% preferred securities maturing in February 2027 and invested the proceeds in 8.23% Subordinated Debentures maturing in February 2027 issued by SIUK Limited. Thus, the preferred securities were supported by a corresponding amount of subordinated debentures. SIUK Limited owned all of the common securities of SIUK Capital Trust I and guaranteed all of SIUK Capital Trust I's obligations under the preferred securities. In 2003, SIUK Limited transferred its assets and liabilities, including the common securities of SIUK Capital Trust I and the obligations under the subordinated debentures, to WPD LLP. Therefore, WPD LLP guaranteed all of SIUK Capital Trust I's obligations under the preferred securities. In February 2007, WPD LLP redeemed all of the 8.23% subordinated debentures due 2027 that were held by SIUK Capital Trust I. The SIUK Capital Trust I was formally terminated in May 2007. See Note 8 for a discussion of the redemption of the Subordinated Debentures, as well as the common and preferred securities of SIUK Capital Trust I in February 2007. See Note 16 for a discussion of the presentation of the related party transactions.

Note 23. New Accounting Standards

SFAS 141(R)

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations," which is known as SFAS 141(R) and replaces SFAS 141, "Business Combinations." PPL and its subsidiaries will adopt SFAS 141(R) prospectively, effective January 1, 2009. The most significant changes to business combination accounting pursuant to SFAS 141(R) includes requirements or amendments to:

- recognize with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and noncontrolling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity;
- measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date;
- recognize contingent consideration arrangements at the acquisition-date fair values, with subsequent changes in fair value generally reflected through earnings;
- recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values, with certain exceptions;
- capitalize in-process research and development assets acquired;
- expense, as incurred, acquisition-related transaction costs;
- capitalize acquisition-related restructuring costs only if the criteria in SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," are met as of the acquisition date;
- recognize changes that result from a business combination transaction in an acquirer's existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense;
- recognize changes in unrecognized tax benefits acquired in a business combination, including business combinations that have occurred prior to January 1, 2009, in income tax expense rather than in goodwill; and
- provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

The adoption of SFAS 141(R) will impact the accounting for business combinations for which the acquisition date is on or after January 1, 2009. As noted above, it will also impact all changes to tax uncertainties and income tax valuation allowances established for business combinations that have occurred prior to January 1, 2009. Early adoption is prohibited. The potential impact of adoption to the financial statements is not yet determinable, but it could be material.

SFAS 157, as amended

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 provides a definition of fair value as well as a framework for measuring fair value. In addition, SFAS 157 expands the fair value disclosure requirements of other accounting pronouncements to require, among other things, disclosure of the methods and assumptions used to measure fair value as well as the earnings impact of certain fair value measurement techniques. SFAS 157 does not expand the use of fair value measurements in existing accounting pronouncements.

In February 2008, the FASB amended SFAS 157 through the issuance of FSP FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP FAS 157-2, "Effective Date of FASB Statement No. 157." FSP FAS 157-1 is effective upon the initial adoption of SFAS 157 and amends SFAS 157 to exclude from its scope, certain accounting pronouncements that address fair value measurements associated with leases. FSP FAS 157-2 is effective upon issuance and delays the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

As permitted by this guidance, PPL and its subsidiaries will partially adopt SFAS 157, as amended, prospectively, effective January 1, 2008; limited retrospective application for financial instruments that were previously measured at fair value in accordance with footnote 3 of EITF Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," is not expected to be required. The January 1, 2008 adoption of SFAS 157, as amended, is not expected to have a significant impact on PPL and its subsidiaries; however, the impact in periods subsequent to the adoption could be material.

As permitted by this guidance, PPL and its subsidiaries will adopt SFAS 157, as amended, effective January 1, 2009 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. PPL and its subsidiaries are in the process of evaluating the impact of adopting SFAS 157, as amended, for these items. The potential impact of this adoption is not yet determinable, but it could be material.

SFAS 159

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115." SFAS 159 provides entities with an option to measure, upon adoption of this pronouncement and at specified election dates, certain financial assets and liabilities at fair value, including available-for-sale and held-to-maturity securities, as well as other eligible items. The fair value option (i) may be applied on an instrument-by-instrument basis, with a few exceptions, (ii) is irrevocable (unless a new election date occurs), and (iii) is applied to an entire instrument and not to only specified risks, cash flows, or portions of that instrument. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between similar assets and liabilities measured using different attributes. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at that date and must report the effect of the first remeasurement to fair value as a cumulative-effect adjustment to the opening balance of retained earnings.

PPL and its subsidiaries will adopt SFAS 159 effective January 1, 2008. PPL and its subsidiaries do not plan to elect the fair value option for any existing items; therefore, the January 1, 2008 adoption of SFAS 159 is not expected to have an impact on PPL and its subsidiaries. However, if the fair value option is elected for eligible items in periods subsequent to the initial adoption, the impact could be material.

SFAS 160

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51." The objective of SFAS 160 is to improve the relevancy, comparability, and transparency of the financial information an entity provides when it has a noncontrolling interest in a subsidiary and when it deconsolidates a subsidiary. SFAS 160 requires that:

- The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity.
- The amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income.
- Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. A parent's ownership interest in a subsidiary changes if the parent purchases additional ownership interests in its subsidiary or if the parent sells some of its ownership interests in its subsidiary. It also changes if the subsidiary reacquires some of its ownership interests or the subsidiary issues additional ownership interests. All of those transactions are economically similar, and SFAS 160 requires that they be accounted for similarly, as equity transactions.
- When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment.
- Entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

PPL and its subsidiaries will adopt SFAS 160 prospectively, effective January 1, 2009, concurrent with the adoption of SFAS 141(R), except for the presentation and disclosure requirements, which require retrospective application. The potential impact of adoption to the financial statements is not yet determinable, but it could be material.

Reconciliation of Financial Measures (Unaudited)

Millions of dollars, except per share data

"Net Income" is a financial measure determined in accordance with generally accepted accounting principles (GAAP). "Earnings from Ongoing Operations," as referenced in this Annual Report, is a non-GAAP financial measure. However, PPL's management believes that it provides useful information to investors, as a supplement to the comparable GAAP financial measure. Following is additional information on this non-GAAP financial measure, including a reconciliation to Net Income.

"Earnings from Ongoing Operations" excludes the impact of special items. Earnings from ongoing operations should not be considered as an alternative to net income, which is an indicator of operating performance determined in accordance with GAAP. PPL believes that earning from ongoing operations, although a non-GAAP measure, is also useful and meaningful to investors because it provides them with PPL's underlying earnings performance as another criterion in making their investment decisions. PPL's management also uses earnings from ongoing operations in measuring certain corporate performance goals. Other companies may use different measures to present financial performance.

Reconciliation of Earnings from Ongoing Operations and Net Income*

	(Millions of Dollars)		*(Per Share – Diluted)*		*(Per Share – Basic)*	
	2007	2006	**2007**	2006	**2007**	2006
Earnings from Ongoing Operations	**$1,000**	$869	**$ 2.60**	$ 2.25	**$ 2.63**	$ 2.28
Special Items (net of taxes):						
Mark-to-market adjustments from energy-related, non-trading economic hedges	**32**	(11)	**0.08**	(0.03)	**0.08**	(0.03)
Sale of Latin American businesses	**259**		**0.67**		**0.68**	
Impairment of domestic telecommunication operations	**(23)**		**(0.06)**		**(0.06)**	
Anticipated sale of gas and propane businesses	**(44)**		**(0.11)**		**(0.11)**	
Settlement of Wallingford cost-based rates	**33**		**0.09**		**0.09**	
Impairment of certain transmission rights	**(13)**		**(0.04)**		**(0.04)**	
Change in U.K. tax rate	**54**		**0.14**		**0.14**	
Workforce reductions	**(9)**	(3)	**(0.02)**	(0.01)	**(0.02)**	(0.01)
Realization of benefits related to Black Lung Trust assets		21		0.05		0.05
Reversal of cost recovery - Hurricane Isabel		(7)		(0.02)		(0.02)
Impairment of synfuel-related assets		(6)		(0.01)		(0.01)
Sale of interest in the Griffith plant		(16)		(0.04)		(0.04)
Reduction in Enron reserve		12		0.03		0.03
Impairment of nuclear decommissioning trust investments		(3)		(0.01)		(0.01)
Off-site remediation of ash basin leak		6		0.02		0.02
PJM billing dispute	**(1)**	3		0.01		0.01
Total Special Items	**288**	(4)	**0.75**	(0.01)	**0.76**	(0.01)
Net Income	**$1,288**	$865	**$ 3.35**	$ 2.24	**$ 3.39**	$ 2.27

*See pages 32, 33 and 34 in Management's Discussion and Analysis for financial statement note references for each of these special items for 2007 and 2006.

Key Earnings Forecast Assumptions

For 2008 forecast:

- Higher-valued wholesale energy contracts
- Increased generation prices under the Pennsylvania PLR contract
- Higher base-load generation
- Lower operation and maintenance expenses
- Increased revenues from the Pennsylvania delivery business segment as a result of PPL Electric Utilities' distribution rate increase effective Jan. 1, 2008
- Loss of synfuel-related earnings as a result of the expiration of synfuel tax credits at the end of 2007
- Reduced earnings resulting from the divestiture of Latin American operations in 2007
- Higher depreciation due to the scrubbers coming on-line
- Higher U.S. taxes

For 2010 forecast:

- Expiring wholesale energy contracts replaced by new contracts at current forward prices, most importantly the Pennsylvania PLR contract expiring at the end of 2009.
- Assumptions about forward energy prices, capacity prices, fuel and emission allowance prices, fuel transportation costs and other costs of operating the business.
- Completion of planned capacity increases at several existing generating facilities.
- Higher generation output.
- Anticipated benefits from the installation of scrubbers at the Montour and Brunner Island generating plants.
- Higher operational and maintenance expenses.
- Higher interest expense.
- Higher depreciation.
- Stable electricity regulatory environment at federal and state levels.
- Continued growth of marketing and trading activities.

Glossary of Terms and Abbreviations

PPL Corporation and its current and former subsidiaries

DelSur – Distribuidora de Electricidad Del Sur, S.A. de C.V., an electric distribution company in El Salvador, a majority of which was owned by EC until the sale of this interest in May 2007.

EC – Electricidad de Centroamerica, S.A. de C.V., an El Salvadoran holding company and the majority owner of DelSur. PPL Global had 100% ownership of EC until the sale of this interest in May 2007.

Elfec – Empresa de Luz y Fuerza Electrica Cochabamba S.A., a Bolivian electric distribution company in which PPL Global had a majority ownership interest until its sale in July 2007.

Emel – Empresas Emel S.A., a Chilean electric distribution holding company in which PPL Global had a majority ownership interest until its sale in November 2007.

Griffith – a 600 MW gas-fired station in Kingman, Arizona, that was jointly owned by an indirect subsidiary of PPL Generation and LS Power Group until the sale of PPL Generation's interest in June 2006.

Hyder – Hyder Limited, a subsidiary of WPDL that was the previous owner of South Wales Electricity plc. In March 2001, South Wales Electricity plc was acquired by WPDH Limited and renamed WPD (South Wales).

Integra – Empresa de Ingenieria y Servicios Integrales Cochabamba S.A., a Bolivian construction and engineering services company in which PPL Global had a majority ownership interest until its sale in July 2007.

PPL – PPL Corporation, the parent holding company of PPL Electric, PPL Energy Funding and other subsidiaries.

PPL Capital Funding – PPL Capital Funding, Inc., a wholly owned financing subsidiary of PPL.

PPL Electric – PPL Electric Utilities Corporation, a regulated utility subsidiary of PPL that transmits and distributes electricity in its service territory and provides electric supply to retail customers in this territory as a PLR.

PPL Energy Funding – PPL Energy Funding Corporation, a subsidiary of PPL and the parent company of PPL Energy Supply.

PPL EnergyPlus – PPL EnergyPlus, LLC, a subsidiary of PPL Energy Supply that markets and trades wholesale and retail electricity, and supplies energy and energy services in deregulated markets.

PPL Energy Supply – PPL Energy Supply, LLC, a subsidiary of PPL Energy Funding and the parent company of PPL Generation, PPL EnergyPlus, PPL Global and other subsidiaries.

PPL Gas Utilities – PPL Gas Utilities Corporation, a regulated utility subsidiary of PPL that specializes in natural gas distribution, transmission and storage services, and the competitive sale of propane.

PPL Generation – PPL Generation, LLC, a subsidiary of PPL Energy Supply that owns and operates U.S. generating facilities through various subsidiaries.

PPL Global – PPL Global, LLC, a subsidiary of PPL Energy Supply that primarily owns and operates a business in the U.K. that is focused on the regulated distribution of electricity.

PPL Holtwood – PPL Holtwood, LLC, a subsidiary of PPL Generation that owns PPL's hydroelectric generating operations in Pennsylvania.

PPL Maine – PPL Maine, LLC, a subsidiary of PPL Generation that owns generating operations in Maine.

PPL Martins Creek – PPL Martins Creek, LLC, a subsidiary of PPL Generation that owns generating operations in Pennsylvania.

PPL Montana – PPL Montana, LLC, an indirect subsidiary of PPL Generation that generates electricity for wholesale sales in Montana and the Pacific Northwest.

PPL Services – PPL Services Corporation, a subsidiary of PPL that provides shared services for PPL and its subsidiaries.

PPL Susquehanna – PPL Susquehanna, LLC, the nuclear generating subsidiary of PPL Generation..

PPL Transition Bond Company – PPL Transition Bond Company, LLC, a subsidiary of PPL Electric that was formed to issue transition bonds under the Customer Choice Act.

SIUK Capital Trust I – a business trust created to issue preferred securities, the common equity of which was held by WPD LLP. The preferred securities were redeemed in February 2007.

SIUK Limited – a former intermediate holding company within the WPDH Limited group. In January 2003, SIUK Limited transferred its assets and liabilities to WPD LLP.

WPD – refers collectively to WPDH Limited and WPDL.

WPD LLP – Western Power Distribution LLP, a wholly owned subsidiary of WPDH Limited, which owns WPD (South West) and WPD (South Wales).

WPD (South Wales) – Western Power Distribution (South Wales) plc, a British regional electric utility company.

WPD (South West) – Western Power Distribution (South West) plc, a British regional electric utility company.

WPDH Limited – Western Power Distribution Holdings Limited, an indirect, wholly owned subsidiary of PPL Global. WPDH Limited owns WPD LLP.

WPDL – WPD Investment Holdings Limited, an indirect wholly owned subsidiary of PPL Global. WPDL owns 100% of the common shares of Hyder.

Other Terms and Abbreviations

£ – British pounds sterling.

1945 First Mortgage Bond Indenture – PPL Electric's Mortgage and Deed of Trust, dated as of October 1, 1945, to Deutsche Bank Trust Company Americas, as trustee, as supplemented.

2001 Senior Secured Bond Indenture – PPL Electric's Indenture, dated as of August 1, 2001, to The Bank of New York (as successor to JPMorgan Chase Bank), as trustee, as supplemented.

AFUDC (Allowance for Funds Used During Construction) – the cost of equity and debt funds used to finance construction projects of regulated businesses, which is capitalized as part of construction cost.

APB – Accounting Principles Board.

ARB – Accounting Research Bulletin.

ARO – asset retirement obligation.

Bcf – billion cubic feet.

Black Lung Trust – a trust account maintained under federal and state Black Lung legislation for the payment of claims related to disability or death due to pneumoconiosis.

Clean Air Act – federal legislation enacted to address certain environmental issues related to air emissions, including acid rain, ozone and toxic air emissions.

COLA – combined construction and operating license application.

CTC – competitive transition charge on customer bills to recover allowable transition costs under the Customer Choice Act.

Customer Choice Act – the Pennsylvania Electricity Generation Customer Choice and Competition Act, legislation enacted to restructure the state's electric utility industry to create retail access to a competitive market for generation of electricity.

DEP – Department of Environmental Protection, a state government agency.

DOE – Department of Energy, a U.S. government agency.

EITF – Emerging Issues Task Force, an organization that assists the FASB in improving financial reporting through the identification, discussion and resolution of financial accounting issues within the framework of existing authoritative literature.

EMF – electric and magnetic fields.

EPA – Environmental Protection Agency, a U.S. government agency.

EPS – earnings per share.

ESOP – Employee Stock Ownership Plan.

EWG – exempt wholesale generator.

FASB – Financial Accounting Standards Board, a rulemaking organization that establishes financial accounting and reporting standards.

FERC – Federal Energy Regulatory Commission, the federal agency that regulates interstate transmission and wholesale sales of electricity and related matters.

FIN – FASB Interpretation.

Fitch – Fitch, Inc.

FSP – FASB Staff Position.

FTR – financial transmission rights, which are financial instruments established to manage price risk related to electricity transmission congestion. They entitle the holder to receive compensation or require the holder to remit payment for certain congestion-related transmission charges that arise when the transmission grid is congested.

GAAP – generally accepted accounting principles in the U.S.

GWh – gigawatt-hour, one million kilowatt-hours.

IBEW – International Brotherhood of Electrical Workers.

ICP – Incentive Compensation Plan.

ICPKE – Incentive Compensation Plan for Key Employees.

IRS – Internal Revenue Service, a U.S. government agency.

ISO – Independent System Operator.

ITC – intangible transition charge on customer bills to recover intangible transition costs associated with securitizing stranded costs under the Customer Choice Act.

kVA – kilovolt-ampere.

kWh – kilowatt-hour, basic unit of electrical energy.

LIBOR – London Interbank Offered Rate.

Montana Power – The Montana Power Company, a Montana-based company that sold its generating assets to PPL Montana in December 1999. Through a series of transactions consummated during the first quarter of 2002, Montana Power sold its electricity delivery business to NorthWestern.

Moody's – Moody's Investors Service, Inc.

MVA – megavolt-ampere.

MW – megawatt, one thousand kilowatts.

MWh – megawatt-hour, one thousand kilowatt-hours.

NERC – North American Electric Reliability Corporation.

NorthWestern – NorthWestern Energy Division, a Delaware corporation and a subsidiary of NorthWestern Corporation and successor in interest to Montana Power's electricity delivery business, including Montana Power's rights and obligations under contracts with PPL Montana.

NPDES – National Pollutant Discharge Elimination System.

NRC – Nuclear Regulatory Commission, the federal agency that regulates the operation of nuclear power facilities.

NUGs (Non-Utility Generators) – generating plants not owned by public utilities, whose electrical output must be purchased by utilities under the PURPA if the plant meets certain criteria.

NYMEX – New York Mercantile Exchange.

Ofgem – Office of Gas and Electricity Markets, the British agency that regulates transmission, distribution and wholesale sales of electricity and related matters.

OSM – Office of Surface Mining, a U.S. government agency.

PCB – polychlorinated biphenyl, an oil additive used in certain electrical equipment up to the late-1970s. It is now classified as a hazardous chemical.

PJM (PJM Interconnection, L.L.C.) – operator of the electric transmission network and electric energy market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia.

PLR (Provider of Last Resort) – the role of PPL Electric in providing default electricity supply to retail customers within its delivery territory who have not chosen to select an alternative electricity supplier under the Customer Choice Act.

PP&E – property, plant and equipment.

Preferred Securities – company-obligated mandatorily redeemable preferred securities issued by SIUK Capital Trust I, which solely held debentures of WPD LLP. The securities of SIUK Capital Trust I were redeemed in February 2007.

PUC – Pennsylvania Public Utility Commission, the state agency that regulates certain rate making, services, accounting and operations of Pennsylvania utilities.

PUC Final Order – final order issued by the PUC on August 27, 1998, approving the settlement of PPL Electric's restructuring proceeding.

PUHCA – Public Utility Holding Company Act of 1935, legislation passed by the U.S. Congress. Repealed effective February 2006 by the Energy Policy Act of 2005.

PURPA – Public Utility Regulatory Policies Act of 1978, legislation passed by the U.S. Congress to encourage energy conservation, efficient use of resources and equitable rates.

RFC – ReliabilityFirst Corporation, the regional transmission reliability entity that replaced the Mid-Atlantic Area Coordination Council.

RMC – Risk Management Committee.

RMR – reliability must run.

RTO – Regional Transmission Organization.

SAB – Staff Accounting Bulletin.

Sarbanes-Oxley – Sarbanes-Oxley Act of 2002, which sets requirements for management's assessment of internal controls for financial reporting. It also requires an independent auditor to make its own assessment.

SCR – selective catalytic reduction, a pollution control process.

Scrubber – an air pollution control device that can remove particulates and/or gases (such as sulfur dioxide) from exhaust gases.

SEC – Securities and Exchange Commission, a U.S. government agency whose primary mission is to protect investors and maintain the integrity of the securities markets.

SFAS – Statement of Financial Accounting Standards, the accounting and financial reporting rules issued by the FASB.

S&P – Standard & Poor's Ratings Services.

Superfund – federal environmental legislation that addresses remediation of contaminated sites; states also have similar statutes.

Synfuel projects – production facilities that manufacture synthetic fuel from coal or coal byproducts. Favorable federal tax credits, which expired effective December 31, 2007, were available on qualified synthetic fuel products.

Tolling agreement – agreement whereby the owner of an electric generating facility agrees to use that facility to convert fuel provided by a third party into electric energy for delivery back to the third party.

VaR – value-at-risk.

VEBA – Voluntary Employee Benefit Association Trust, trust accounts for health and welfare plans for future benefit payments for employees, retirees or their beneficiaries.

PPL Board of Directors

Frederick M. Bernthal
Washington, D.C.

President
Universities Research Association
A consortium of 90 universities engaged in the construction and operation of major research facilities
Age 65
Director since 1997

Dr. Bernthal has served as president of URA since 1994. Prior to joining that organization, he was deputy director of the National Science Foundation. He also has served as a member of the U.S. Nuclear Regulatory Commission and as assistant secretary of state for Oceans, Environment and Science. Dr. Bernthal earned a Bachelor of Science degree in chemistry from Valparaiso University and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

John W. Conway
Philadelphia, Pa.

Chairman of the Board, President and Chief Executive Officer
Crown Holdings, Inc.
A leading international manufacturer of packaging products for consumer goods
Age 62
Director since 2000

Mr. Conway has served as Crown's top executive since 2001. Prior to that, he had been president and chief operating officer of the company. Mr. Conway joined Crown, Cork & Seal in 1991 as a result of its acquisition of Continental Can International Corporation, where he served as president and in various management positions. He earned a Bachelor of Arts degree in economics from the University of Virginia and a law degree from Columbia Law School.

E. Allen Deaver
Lancaster, Pa.

Former Executive Vice President and Director
Armstrong World Industries, Inc.
Manufacturer of interior furnishings and specialty products
Age 72
Director since 1991
Lead director since 2003

Mr. Deaver retired from Armstrong in 1998, after a career of 37 years, spanning a number of key management positions. He also serves as a director of the Geisinger Health System. He earned a Bachelor of Science degree in mechanical engineering from the University of Tennessee.

Louise K. Goeser
Mexico City, Mexico

President and Chief Executive Officer
Ford of Mexico
Manufacturer of cars, trucks and related parts and accessories
Age 54
Director since 2003

Ms. Goeser served as vice president, Global Quality, at Ford Motor Company for five years before being named to her present position with Ford's Mexican subsidiary in 2005. Previously, she headed Whirlpool Corporation's quality and refrigeration units. Ms. Goeser started her career with Westinghouse Electric Corporation, where – over a 20-year period – she held a variety of key positions in the Energy Systems and Environmental businesses. She earned a bachelor's degree in mathematics from Pennsylvania State University and a Master of Business Administration degree from the University of Pittsburgh.

Stuart Heydt
Hershey, Pa.

Former Chief Executive Officer
Geisinger Health System
A nonprofit health-care provider
Age 68
Director since 1991

Dr. Heydt retired in 2000 as chief executive officer of the Geisinger Health System, an institution that he directed for eight years. He is past president and a Distinguished Fellow of the American College of Physician Executives. Dr. Heydt attended Dartmouth College and received an M.D. from the University of Nebraska.



James H. Miller
Allentown, Pa.

Chairman, President and Chief Executive Officer
PPL Corporation
Age 59
Director since 2005

Mr. Miller served as president before being named to his current position in October 2006. He also serves on the boards of PPL Electric Utilities Corporation and PPL Energy Supply, LLC. Mr. Miller joined PPL in February 2001 as president of PPL Generation and was named executive vice president of PPL Corporation in January 2004 and chief operating officer in September 2004, a position he held until the end of June 2006. He earned a bachelor's degree in electrical engineering from the University of Delaware and served in the U.S. Navy nuclear submarine program.

Craig A. Rogerson
Wilmington, Del.

President and Chief Executive Officer
Hercules Incorporated
Manufacturer and marketer of specialty chemicals and related services
Age 51
Director since 2005

Mr. Rogerson has served as the top executive at Hercules since 2003. He joined Hercules in 1979 and served in a number of management positions, including president of several Hercules subsidiaries, before being named to his current position. From 1997 to 2000, he served as president and chief executive officer of Wacker Silicones Corporation. He also serves as a director of Hercules, and serves on the boards of the American Chemistry Council, the Delaware Business Roundtable and First State Innovation. Mr. Rogerson earned a chemical engineering degree from Michigan State University.

W. Keith Smith
Pittsburgh, Pa.

Chief Executive Officer
West Penn Allegheny Health System
Health-care network of six affiliated hospitals that serve Pittsburgh and the surrounding five-state area.
Age 73
Director since 2000

Mr. Smith assumed his current position in July 2007. He previously served as vice chairman of Mellon Financial Corporation and senior vice chairman of Mellon Bank, N.A., before his retirement in 1998. He also is a director of DENTSPLY International Inc., West Penn Allegheny Health System, Baytree Bancorp, Inc., Baytree National Bank and Trust Co. and LED Medical Diagnostics, Inc. Mr. Smith earned a Bachelor of Commerce degree from the University of Saskatchewan and a Master of Business Administration degree from the University of Western Ontario, and is a Chartered Accountant.

Susan M. Stalnecker
Wilmington, Del.

Vice President and Treasurer
E.I. du Pont de Nemours and Company
Manufacturer of pharmaceuticals, specialty chemicals, biotechnology and high-performance materials
Age 55
Director since 2001

Ms. Stalnecker served as vice president-Risk Management from June 2005 to September 2006, vice president-Government and Consumer Markets, DuPont Safety & Protection for over two years, and as vice president-Finance and treasurer for over four years before being named to her current position in September 2006. She also serves on the board of Duke University. Ms. Stalnecker earned a bachelor's degree from Duke University and a Master of Business Administration degree from the Wharton School of Graduate Business at the University of Pennsylvania.

Keith H. Williamson
St. Louis, Mo.

Senior Vice President, Secretary and General Counsel
Centene Corporation
Multi-line health-care enterprise that provides programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income and the State Children's Health Insurance Program
Age 55
Director since 2005

Mr. Williamson previously served as president of the Capital Services Division of Pitney Bowes Inc. for over seven years and assumed his current position at Centene in November 2006. He joined Pitney Bowes in 1988 and held a series of positions in the company's tax, finance and legal operations, including oversight of the treasury function and rating agency activity. Mr. Williamson earned a Bachelor of Arts degree from Brown University, Juris Doctor and Master of Business Administration degrees from Harvard University, and a Master of Law degree in taxation from New York University Law School.



Board Committees

Executive Committee
James H. Miller, Chair
Frederick M. Bernthal
E. Allen Deaver
Stuart Heydt

Audit Committee
Stuart Heydt, Chair
Frederick M. Bernthal
W. Keith Smith
Susan M. Stalnecker

Compensation, Governance and Nominating Committee
E. Allen Deaver, Chair
John W. Conway
Louise K. Goeser
Stuart Heydt

Finance Committee
W. Keith Smith, Chair
John W. Conway
E. Allen Deaver
Susan M. Stalnecker
Keith H. Williamson

Nuclear Oversight Committee
Frederick M. Bernthal, Chair
E. Allen Deaver
Stuart Heydt
Craig A. Rogerson

Management and Officers

Corporate Leadership Council

James H. Miller
Chairman, President and CEO
PPL Corporation

Paul A. Farr
Executive VP and CFO
PPL Corporation

William H. Spence
Executive VP and COO
PPL Corporation

Robert J. Grey
Senior VP, General Counsel
and Secretary
PPL Corporation

Major Subsidiary Presidents

Paul T. Champagne
PPL Energy Services

David G. DeCampli
PPL Electric Utilities

Clarence (Joe) Hopf Jr.
PPL EnergyPlus

Rick L. Klingensmith
PPL Global

Bryce L. Shriver
PPL Generation

Officers

James E. Abel
VP–Finance and Treasurer
PPL Corporation

Robert W. Burke Jr.
VP and Chief Counsel
PPL Global

Neil J. Gannon
VP–Nuclear Operations
PPL Susquehanna

Robert M. Geneczko
VP–Customer Services
PPL Electric Utilities

President
PPL Gas Utilities

Michael E. Kroboth
VP–Energy Services
PPL Energy Services

Victor N. Lopiano
President
PPL Nuclear Development
(effective June 1, 2008)

Britt T. McKinney
Senior VP and Chief Nuclear Officer
PPL Susquehanna

Dennis J. Murphy
VP and COO–Eastern Fossil
and Hydro
PPL Generation

Edward T. Novak
VP–Corporate Information Officer
PPL Services

Joanne H. Raphael
VP–External Affairs
PPL Services

Stephen R. Russo
VP–Human Resources and Services
PPL Services

J. Matt Simmons Jr.
VP and Controller
PPL Corporation

Vijay Singh
VP–Risk Management
PPL Services

Bradley E. Spencer
VP and COO–Western Fossil
and Hydro
PPL Generation

Robert A. Symons
Chief Executive
Western Power Distribution

VP–United Kingdom
PPL Global

Shareowner Information

Annual Meeting
Shareowners are invited to attend the annual meeting to be held on Wednesday, May 21, 2008, at the Holiday Inn in Fogelsville, Pennsylvania, in Lehigh County. The meeting will begin at 10 a.m. (EDT).

Stock Exchange Listings
PPL Corporation common stock is listed on the New York and Philadelphia stock exchanges. The symbol is PPL. The company has filed with the SEC, as exhibits to its 2007 Annual Report on Form 10-K, the certifications of the company's Chief Executive Officer and its Chief Financial Officer required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. In addition, in 2007 the company submitted to the New York Stock Exchange (NYSE) and the Philadelphia Stock Exchange (PHLX) the required annual certifications of the company's Chief Executive Officer that he was not aware of any violation by the company of the NYSE's or PHLX's corporate governance listing standards.

Common Stock Prices

2007	High	Low	Dividends Declared
1st quarter	$41.53	$34.43	$.305
2nd quarter	49.44	40.87	.305
3rd quarter	52.79	45.40	.305
4th quarter	54.58	46.36	.305

2006	High	Low	Dividends Declared
1st quarter	$32.16	$29.21	$.275
2nd quarter	32.31	27.83	.275
3rd quarter	35.23	32.20	.275
4th quarter	37.34	32.39	.275

The company has paid quarterly cash dividends on its common stock in every year since 1946. The dividends declared per share in 2007 and 2006 were $1.22 and $1.10, respectively. The most recent regular quarterly dividend paid by the company was 30-1/2 cents per share, paid Jan. 1, 2008. On Feb. 22, 2008, the company increased its quarterly dividend to $0.335 per share (equivalent to $1.34 per year), effective with the quarterly dividend payable April 1, 2008, to shareowners of record on March 10, 2008.

Dividends
The planned dates for consideration of the declaration of dividends by the board of directors or its Executive Committee for the balance of 2008 are May 21, Aug. 22 and Nov. 21. Subject to the declaration, dividends are paid on the first day of April, July, October and January. Dividend checks are mailed in advance of those dates with the intention that they arrive as close as possible to the payment dates. The record dates for dividends for the balance of 2008 are expected to be June 10, Sept. 10 and Dec. 10.

Duplicate Mailings
If you have more than one account, or if there is more than one investor in your household, you may contact PPL Investor Services to request that only one annual report be delivered to your address. Please provide account numbers for all duplicate mailings.

Form 10-K
PPL Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available in March. Investors may obtain a copy, at no cost, by calling the PPL Shareowner Information Line or by accessing the report via the company's Web site.

PPL Shareowner Information Line (1-800-345-3085)
Shareowners can get detailed corporate and financial information 24 hours a day using the PPL Shareowner Information Line. They can hear timely recorded messages about earnings, dividends and other company news releases; request information by fax; and request printed materials in the mail. Other PPL publications, such as the annual and quarterly reports to the Securities and Exchange Commission (Forms 10-K and 10-Q), will be mailed upon request.

PPL's Web Site (www.pplweb.com)
Shareowners can access PPL Securities and Exchange Commission filings, corporate governance materials, news releases, stock quotes and historical performance. Visitors to our Web site can provide their e-mail address and indicate their desire to receive future earnings or news releases automatically.

Online Account Access
Registered shareowners can access account information by visiting www.shareowneronline.com.

Dividend Disbursing Agent
PPL Investor Services
For any questions about PPL subsidiaries or information concerning:

Lost Dividend Checks
Bond Interest Checks
Direct Deposit of Dividends
Bondholder Information

Please contact:

Manager-PPL Investor Services
Two North Ninth Street (GENTW8)
Allentown, PA 18101

Toll-free: 1-800-345-3085
Fax: 610-774-5106
Via e-mail: invserv@pplweb.com

Lost Dividend Checks
Dividend checks lost by investors, or those that may be lost in the mail, will be replaced if the check has not been located by the 10th business day following the payment date.

Direct Deposit of Dividends
Shareowners may choose to have their dividend checks deposited directly into their checking or savings account.

Stock Transfer Agent and Registrar; Dividend Reinvestment Plan Agent
Wells Fargo Shareowner Services
For information concerning:

PPL's Dividend Reinvestment Plan
Stock Transfers
Lost Stock Certificates
Certificate Safekeeping

Please contact:

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

Toll-free: 1-866-280-0245
Outside U.S.: 651-453-2129

Dividend Reinvestment Plan
Shareowners may choose to have dividends on their PPL Corporation common stock or PPL Electric Utilities preferred and preference stock reinvested in PPL Corporation common stock instead of receiving the dividend by check. Participants in PPL's Dividend Reinvestment Plan may choose to have their common stock certificates deposited into their Plan account.

Direct Registration System
PPL Corporation and PPL Electric Utilities Corporation participate in the Direct Registration System (DRS). Shareowners may choose to have their common or preferred stock certificates deposited into DRS.

PPL and the PPL logo are trademarks of PPL Corporation or an affiliate.

S&P 500 is a registered trademark of McGraw-Hill, Inc.

©PPL Corporation. All Rights Reserved

Design: BCN Communications / www.bcncomm.com Printing: Canveo Anderson Lithograph Printed on recycled and recyclable paper.

ppl

PPL Corporation
Two North Ninth Street
Allentown, PA 18101-1179
1-800-345-3085

www.pplweb.com

END